As filed with the Securities and Exchange Commission on December 20, 2011
Commission File Nos.  333-177298
811-08401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. 1	[X]

Post-Effective Amendment No.	[ ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 243	[X]

JNLNY SEPARATE ACCOUNT I
(Exact Name of Registrant)

JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK
(Name of Depositor)

2900 Westchester Avenue, Purchase, New York 10577
 (Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, including Area Code: (517) 381-5500

Thomas J. Meyer, Esq., Senior Vice President, Secretary and General Counsel
Jackson National Life Insurance Company, 1 Corporate Way, Lansing, MI 48951
(Name and Address of Agent for Service)

Copy to:
Frank J. Julian, Esq., Associate General Counsel
Jackson National Life Insurance Company, 1 Corporate Way, Lansing, MI 48951
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:

Title of Securities Being Registered: the variable portion of Flexible Premium Fixed and Variable Deferred Annuity contracts.

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

ELITE ACCESSSM

FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY

Issued by
Jackson National Life Insurance Company of New York® and through
JNLNY Separate Account I

The date of this prospectus is December 30, 2011.  This prospectus states the information about the separate account, the Contract, and Jackson National Life Insurance Company of New York (“Jackson of NY®”) you should know before investing.  This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations.  The description of the Contract’s material provisions in this prospectus is current as of the date of this prospectus.  If certain material provisions under the Contract are changed after the date of this prospectus, in accordance with the Contract, those changes will be described in a supplemented prospectus.  You should carefully read this prospectus in conjunction with any applicable supplements.  It is important that you also read the Contract and endorsements, which may reflect non-material variations.  This information is meant to help you decide if the Contract will meet your needs.  Please carefully read this prospectus and any related documents and keep everything together for future reference.  Additional information about the separate account can be found in the statement of additional information (“SAI”) dated December 30, 2011 that is available upon request without charge.  To obtain a copy, contact us at our:

Jackson of NY Service Center
P.O. Box 30313
Lansing, Michigan 48909-7813
1-800-599-5651
www.jackson.com

We reserve the right to limit the number of Contracts that you may purchase.  We also reserve the right to refuse any premium payment.  Please confirm with us or your representative that you have the most current prospectus and supplements to the prospectus.

We offer other variable annuity products with different product features, benefits and charges.  You may purchase the Contract through an automated electronic transmission/order ticket verification procedure.  This may not be available through all broker-dealers.  Ask your representative about availability and the details.

The SAI is incorporated by reference into this prospectus, and its table of contents appears on page 33.  The prospectus and SAI are part of the registration statement that we filed with the Securities and Exchange Commission (“SEC”) about this securities offering.  The registration statement, material incorporated by reference, and other information is available on the website the SEC maintains (http://www.sec.gov) regarding registrants that make electronic filings.

Jackson of NY is relying on SEC Rule 12h-7, which exempts insurance companies from filing periodic reports under the Securities Exchange Act of 1934 with respect to variable annuity contracts that are registered under the Securities Act of 1933 and regulated as insurance under state law.

Neither the SEC nor any state securities commission has approved or disapproved the se securities or passed upon the adequacy of this prospectus.   It is a criminal offense to represent otherwise.  We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted.

• Not FDIC/NCUA insured • Not Bank/CU guaranteed • May lose value • Not a deposit • Not insured by any federal agency

The Contract makes available for investment fixed and variable options.  The fixed options are not available if you elect the Liquidity Option.  The variable options are Investment Divisions of the Separate Account, each of which invests in one of the following funds – all class A shares (the “Funds”):

JNL Series Trust

JNL/AQR Managed Futures Strategy Fund
JNL/BlackRock Global Allocation Fund
JNL/Brookfield Global Infrastructure Fund
JNL/Invesco Global Real Estate Fund
JNL/Invesco International Growth Fund
JNL/Invesco Small Cap Growth Fund
JNL/Ivy Asset Strategy Fund
JNL/JPMorgan MidCap Growth Fund
JNL/Lazard Emerging Markets Fund
JNL/Mellon Capital Management Global Alpha Fund
JNL/PIMCO Real Return Fund
JNL/PPM America Floating Rate Income Fund
JNL/PPM America High Yield Bond Fund
JNL/PPM America Mid Cap Value Fund
JNL/Red Rocks Listed Private Equity Fund
JNL/T. Rowe Price Established Growth Fund
JNL/T. Rowe Price Value Fund
JNL/WMC Money Market Fund
JNL/Franklin Templeton Global Multisector Bond Fund
JNL/Franklin Templeton International Small Cap Growth Fund
JNL/Franklin Templeton Small Cap Value Fund
JNL/Goldman Sachs Emerging Markets Debt Fund

The Funds are not the same mutual funds that you would buy directly from a retail mutual fund or through your stockbroker.  The prospectuses for the Funds are attached to this prospectus.

TABLE OF CONTENTS
GLOSSARY	1
KEY FACTS	3
FEES AND EXPENSES TABLES	4
Owner Transaction Expenses	4
Periodic Expenses	5
Total Annual Fund Operating Expenses	5
EXAMPLE	7
CONDENSED FINANCIAL INFORMATION	7
THE ANNUITY CONTRACT	7
JACKSON OF NY	8
THE FIXED ACCOUNT	8
Fixed Account Options	8
THE SEPARATE ACCOUNT	10
INVESTMENT DIVISIONS	11
JNL Series Trust	11
Voting Privileges	14
Substitution	14
CONTRACT CHARGES	14
Mortality and Expense Risk Charge	14
Annual Contract Maintenance Charge	14
Administration Charge	15
Transfer Charge	15
Withdrawal Charge	15
Liquidity Option Charge	16
Other Expenses	16
Premium Taxes	16
Income Taxes	16
DISTRIBUTION OF CONTRACTS	16
PURCHASES	18
Minimum Initial Premium	18
Minimum Additional Premiums	18
Maximum Premiums	18
Allocations of Premium	18
Capital Protection Program	19
Accumulation Units	19
TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS	19
Potential Limits and Conditions on Fixed Account Transfers	20
Restrictions on Transfers: Market Timing	21
TELEPHONE AND INTERNET TRANSACTIONS	22
The Basics	22
What You Can Do and How	22
What You Can Do and When	22
How to Cancel a Transaction	22
Our Procedures	22
ACCESS TO YOUR MONEY	22
Liquidity Option	23
Systematic Withdrawal Program	23
Suspension of Withdrawals or Transfers	23
INCOME PAYMENTS (THE INCOME PHASE)	24
Variable Income Payments	24
Income Options	25
DEATH BENEFIT	25
Payout Options	25
Pre-Selected Payout Options	26
Spousal Continuation Option	26
Death of Owner On or After the Income Date	26
Death of Annuitant	26
TAXES	26
Contract Owner Taxation	26
Tax-Qualified and Non-Qualified Contracts	26
Non-Qualified Contracts – General Taxation	27
Non-Qualified Contracts – Aggregation of Contracts	27
Non-Qualified Contracts – Withdrawals and Income Payments	27
Non-Qualified Contracts – Required Distributions	27
Tax-Qualified Contracts – Withdrawals and Income Payments	27
Withdrawals – Tax-Sheltered Annuities	28
Withdrawals – Roth IRAs	28
Constructive Withdrawals – Investment Adviser Fees	28
Death Benefits	28
IRS Approval	28
Assignment	28
Diversification	28
Owner Control	28
Withholding	29
Jackson of NY Taxation	29
OTHER INFORMATION	29
Dollar Cost Averaging	29
Dollar Cost Averaging Plus (DCA+)	30
Earnings Sweep	30
Rebalancing	30
Free Look	30
Advertising	31
Modification of Your Contract	31
Confirmation of Transactions	31
Legal Proceedings	31
PRIVACY POLICY	31
Collection of Nonpublic Personal Information	31
Disclosure of Current and Former Customer Nonpublic Personal Information	32
Security to Protect the Confidentiality of Nonpublic Personal Information	32
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION	33
APPENDIX A (Trademarks, Services Marks, and Related Disclosures)	A-1
APPENDIX B (Broker-Dealer Support)	B-1

GLOSSARY

These terms are capitalized when used throughout this prospectus because they have special meaning.  In reading this prospectus, please refer back to this glossary if you have any questions about these terms.

Accumulation Unit – a unit of measure we use to calculate the value in an Investment Division prior to the Income Date.

Annuitant – the natural person on whose life annuity payments for this Contract are based.  The Contract allows for the naming of joint Annuitants.  Any reference to the Annuitant includes any joint Annuitant.

Annuity Unit – a unit of measure we use in calculating the value of a variable annuity payment on and after the Income Date.

Beneficiary – the natural person or legal entity designated to receive any Contract benefits upon the Owner's death.  The Contract allows for the naming of multiple Beneficiaries.

Completed Year – the succeeding twelve months from the date on which we receive a premium payment.  Completed Years specify the years from the date of receipt of the premium and does not refer to Contract Years.  If the premium receipt date is on the Issue Date of the Contract then Completed Year 0-1 does not include the first Contract Anniversary.  The first Contract Anniversary begins Completed Year 1-2 and each successive Completed Year begins with the Contract Anniversary of the preceding Contract Year and ends the day before the next Contract Anniversary.

If the premium receipt date is other than the Issue Date or a subsequent Contract Anniversary, there is no correlation of the Contract Anniversary date and Completed Years.  For example, if the Issue Date is January 15, 2012 and a premium payment is received on February 28, 2012 then, although the first Contract Anniversary is January 15, 2013, Completed Year 0-1 for that premium payment would begin on February 28, 2012 and end on February 27, 2013.  Completed Year 1-2 for that premium payment would begin on February 28, 2013.

Contract – the individual deferred variable and fixed annuity contract, including any endorsements.

Contract Anniversary – each one-year anniversary of the Contract's Issue Date.

Contract Month – the period of time between consecutive monthly anniversaries of the Contract's Issue Date.

Contract Monthly Anniversary – each one-month anniversary of the Contract's Issue Date.

Contract Quarter – the period of time between consecutive three-month anniversaries of the Contract's Issue Date.

Contract Quarterly Anniversary – each three-month anniversary of the Contract's Issue Date.

Contract Value – the sum of the allocations between the Contract's Investment Divisions and Fixed Account.

Contract Year – the succeeding twelve months from a Contract's Issue Date and every anniversary.  The first Contract Year (Contract Year 0-1) starts on the Contract's Issue Date and extends to, but does not include, the first Contract Anniversary.  Subsequent Contract Years start on an anniversary date and extend to, but do not include, the next anniversary date.

For example, if the Issue Date is January 15, 2012, then the end of Contract Year 0-1 would be January 14, 2013, and January 15, 2013, which is the first Contract Anniversary, begins Contract Year 1-2.

Interest Rate Adjustment – an adjustment to the Contract Value allocated to the Fixed Account that is withdrawn, or transferred before the end of the period.

Fixed Account – part of our General Account to which the Contract Value you allocate is guaranteed to earn a stated rate of return over the specified period.  The Fixed Account consists of the Fixed Account Options.

Fixed Account Option – a Contract option within the Fixed Account for a specific period under which a stated rate of return will be credited.

Fund – a registered management investment company in which assets of an Investment Division of the Separate Account will invest.

General Account – the General Account includes all our assets, including any Contract Value allocated to the Fixed Account, which are available to our creditors.

Good Order – when our administrative requirements , including all information, documentation and instructions deemed necessary by us, in our sole discretion, are met in order to issue a Contract or execute any requested transaction pursuant to the terms of the Contract.

Income Date – the date on which you begin receiving annuity payments.

Issue Date – the date your Contract is issued.

Investment Division – one of multiple variable options of the Separate Account to allocate your Contract's value, each of which exclusively invests in a different available Fund.  The Investment Divisions are called variable because the return on investment is not guaranteed.

GLOSSARY
Jackson of NY, JNLNY, we, our, or us – Jackson National Life Insurance Company of New York.  (We do not capitalize “we,” “our,” or “us” in the prospectus.)

Owner, you or your – the natural person or legal entity entitled to exercise all rights and privileges under the Contract.  Usually, but not always, the Owner is the Annuitant.  The Contract allows for the naming of joint Owners.  (We do not capitalize “you” or “your” in the prospectus.)  Any reference to the Owner includes any joint Owner.

Separate Account – JNLNY Separate Account I.  The Separate Account is divided into sub-accounts generally referred to as Investment Divisions.

KEY FACTS

The immediately following two sections briefly introduce the Contract (and its benefits and features) and its costs; however, please carefully read the whole prospectus and any related documents before purchasing the Contract to be sure that it will meet your needs.

Allocation Options
The Contract makes available Investment Divisions and a Fixed Account for allocation of your premium payments and Contract Value.  For more information about the Fixed Account, please see “THE FIXED ACCOUNT” beginning on page 8.  For more information about the Investment Divisions, please see “INVESTMENT DIVISIONS” beginning on page 11.

Investment Purpose
The Contract is intended to help you save for retirement or another long-term investment purpose.  The Contract is designed to provide tax deferral on your earnings, if it is not issued under a qualified retirement plan.  Qualified plans confer their own tax deferral.  For more information, please see “TAXES” beginning on page 26.

Free Look
If you change your mind about having purchased the Contract, you may return it without penalty.  There are conditions and limitations, including time limitations.  For more information, please see “Free Look” beginning on page 30.

Optional Features	An optional Liquidity Option may be elected for an additional charge. This option may not be available through all broker-dealers.

Purchases
There are minimum and maximum premium requirements.  The Contract also has a premium protection option, namely the Capital Protection Program.    For more information about this option, please see “PURCHASES” beginning on page 18.

Withdrawals
Before the Income Date, there are a number of ways to access your Contract Value, generally subject to a charge or adjustment, particularly during the early Contract Years.  The Contract has a free withdrawal provision or the optional Liquidity Option.  For more information, please see “ACCESS TO YOUR MONEY” beginning on page 22.

Income Payments	There are a number of income options available. For more information, please see “INCOME PAYMENTS (THE INCOME PHASE)” beginning on page 24.

Death Benefit	The Contract has a death benefit that becomes payable if you die before the Income Date. For more information, please see “DEATH BENEFIT” beginning on page 25.

FEES AND EXPENSES TABLES

The following tables describe the fees and expenses that you will pay when purchasing, owning and surrendering the Contract.  The first table (and footnotes) describes the fees and expenses that you will pay at the time that you purchase the Contract, surrender the Contract or transfer cash value between investment options.

Owner Transaction Expenses

Front-end Sales Load	None

Maximum Withdrawal Charge 1
Percentage of premium withdrawn, if applicable	6.5%

Maximum Premium Taxes 2
Percentage of each premium	2%

Transfer Charge 3
Per transfer after 15 in a Contract Year	$25

Expedited Delivery Charge 4	$22.50

1
There may be a withdrawal charge on the following withdrawals of Contract Value:  withdrawals in excess of the free withdrawal amounts; withdrawals under a tax-qualified Contract that exceed the required minimum distributions of the Internal Revenue Code; withdrawals in excess of the free withdrawal amount to meet the required minimum distributions of a tax-qualified Contract purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA), or to meet the required minimum distributions of a Roth IRA annuity; a total withdrawal; and withdrawals on an Income Date that is within one year of the Issue Date.  The withdrawal charge is a schedule lasting five Completed Years following each premium , or there is an optional Liquidity Option available that provides for no withdrawal charges.

    Withdrawal Charge (as a percentage of premium payments)

Completed Years Since Receipt Of Premium
0-1	1-2	2-3	3-4	4-5	5+
6.5%	6.0%	5.0%	4.0%	3.0%	0%

2	Currently, premium taxes do not apply.

3	We do not count transfers in conjunction with dollar cost averaging, earnings sweep, automatic rebalancing, and periodic automatic transfers.

4	For overnight delivery on Saturday; otherwise, the overnight delivery charge is $10 for withdrawals. We also charge $20 for wire transfers in connection with withdrawals.

The next table (and footnotes) describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Funds' fees and expenses.

Periodic Expenses

Base Contract

Annual Contract Maintenance Charge 5	$30

Separate Account Annual Expenses
Annual percentage of average daily account value of Investment Divisions

Mortality And Expense Risk Charge	0.85%

Administration Charge 6	0.15%

Total Separate Account Annual Expenses for Base Contract	1.00%

Optional Benefit Charge – The following optional benefit is available for an additional charge. The charge is based on average daily Contract Value in the Investment Divisions.

Liquidity Option	0.25%

5
This charge is waived on Contract Value of $50,000 or more.  This charge is deducted proportionally from allocations to the Investment Divisions and the Fixed Account either annually (on your Contract Anniversary) or in conjunction with a total withdrawal, as applicable.

6
This charge is waived if the Contract Value on the later of the Issue Date or the most recent Contract Quarterly Anniversary is greater than or equal to $1 million.  If your Contract Value subsequently drops below $1 million on the most recent Contract Quarterly Anniversary, the Administration Charge will be reinstated as of that date .

The next item shows the minimum and maximum total annual operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract.

Total Annual Fund Operating Expenses

(Expenses that are deducted from Fund assets, including management and administration fees, 12b-1 service fees and other expenses.)

Minimum: 0.57%

Maximum: 2.45%

More detail concerning each Fund's fees and expenses is below. But please refer to the Funds' prospectuses for even more information, including investment objectives, performance, and information about the Funds' Advisers, Administrators, and Sub-Advisers.

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management and Admin Fee	Distribution and/or Service (12b-1) Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses	Contractual Fee Waiver and/or Expense Reimbursement	Net Total Annual Fund Operating Expenses
JNL/WMC Money Market	0.37% A	0.20%	0.00%	0.00%	0.57% A	0.30%	0.27%

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management and Admin Fee	Distribution and/or Service (12b-1) Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses
JNL/AQR Managed Futures Strategy	1.15%	0.20%	0.01%	0.00%	1.36%
JNL/BlackRock Global Allocation	0.79%	0.20%	0.01%	0.01%	1.01%
JNL/Brookfield Global Infrastructure	0.95%	0.20%	0.01%	0.00%	1.16%
JNL/Franklin Templeton Global Multisector Bond	0.90%	0.20%	0.01%	0.00%	1.11%
JNL/Franklin Templeton International Small Cap Growth	1.10%	0.20%	0.00%	0.02%	1.32%
JNL/Franklin Templeton Small Cap Value	0.94%	0.20%	0.00%	0.02%	1.16%
JNL/Goldman Sachs Emerging Markets Debt	0.87%	0.20%	0.01%	0.03%	1.11%
JNL/Invesco Global Real Estate	0.86%	0.20%	0.00%	0.00%	1.06%
JNL/Invesco International Growth	0.81%	0.20%	0.01%	0.01%	1.03%
JNL/Invesco Small Cap Growth	0.95%	0.20%	0.00%	0.01%	1.16%
JNL/Ivy Asset Strategy	1.04%	0.20%	0.01%	0.02%	1.27%
JNL/JPMorgan MidCap Growth	0.80%	0.20%	0.01%	0.00%	1.01%
JNL/Lazard Emerging Markets	1.02%	0.20%	0.01%	0.01%	1.24%
JNL/Mellon Capital Management Global Alpha	1.15%	0.20%	0.01%	0.01%	1.37%
JNL/PIMCO Real Return	0.59%	0.20%	0.03%	0.00%	0.82%
JNL/PPM America Floating Rate Income	0.80%	0.20%	0.01%	0.00%	1.01%
JNL/PPM America High Yield Bond	0.55%	0.20%	0.01%	0.02%	0.78%
JNL/PPM America Mid Cap Value	0.85%	0.20%	0.01%	0.00%	1.06%
JNL/Red Rocks Listed Private Equity	0.98%	0.20%	0.00%	1.27%	2.45%
JNL/T. Rowe Price Established Growth	0.68%	0.20%	0.00%	0.00%	0.88%
JNL/T. Rowe Price Value	0.74%	0.20%	0.00%	0.00%	0.94%

A
JNAM has contractually agreed to waive fees and reimburse expenses of the Fund to the extent necessary to limit the total operating expenses of each class of shares of the Fund, exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses, to an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than the Fund’s investment income for the period.  The fee waiver will continue for at least one year from the date of this Prospectus, unless the Board of Trustees approves a change in or elimination of the waiver. This fee waiver is subject to yearly review and approval by the Board of Trustees.

EXAMPLE

The example below is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses.

(The Annual Contract Maintenance Charge is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Divisions and the Fixed Account, if applicable.)

The example assumes that you invest $10,000 in the Contract for the time periods indicated.  Neither transfer fees nor premium tax charges are reflected in the example.  The example also assumes that your investment has a 5% annual return on assets each year.

The following example includes maximum Fund fees and expenses and the cost of the optional Liquidity Option in years in which a Contract with the Liquidity Option would incur more costs than a Contract without the Liquidity Option .  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you surrender your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$ 1,027	$ 1,646	$ 2,234	$ 4,206

If you annuitize at the end of the applicable time period:

1 year	3 years	5 years	10 years
$ 1,027	$ 1,218	$ 2,051	$ 4,206

If you do not surrender your Contract:

1 year	3 years	5 years	10 years
$ 402	$ 1,218	$ 2,051	$ 4,206

The example does not represent past or future expenses.  Your actual costs may be higher or lower.

CONDENSED FINANCIAL INFORMATION

The Contracts have not been previously offered so there is no condensed financial information relating to Accumulation Unit Values under the Contracts.  The value of an Accumulation Unit is determined on the basis of changes in the per share value of an underlying fund and Separate Account charges.  The financial statements of the Separate Account and Jackson of NY can be found in the Statement of Additional Information.  The financial statements of the Separate Account include information about all the contracts offered through the Separate Account.  The financial statements of Jackson of NY that are included should be considered only as bearing upon the company’s ability to meet its contractual obligations under the Contracts.  Jackson of NY's financial statements do not bear on the future investment experience of the assets held in the Separate Account.  For your copy of the Statement of Additional Information, please contact us at the Service Center.  Our contact information is on the cover page of this prospectus.

THE ANNUITY CONTRACT

Your Contract is a contract between you, the Owner, and us.  Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit.  Purchases under tax-qualified plans should be made for other than tax deferral reasons.  Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract.  We will not issue a Contract to someone older than age 85.

Your Contract Value may be allocated to

●	our Fixed Account, as may be made available by us, or as may be otherwise limited by us, and
●	Investment Divisions of the Separate Account that invest in underlying Funds.

Your Contract, like all deferred annuity contracts, has two phases:

●	the accumulation phase, when you make premium payments to us, and
●	the income phase, when we make income payments to you.

As the Owner, you can exercise all the rights under your Contract.  You can assign your Contract at any time during your lifetime, but we will not be bound until we receive written notice of the assignment (there is an assignment form).  We reserve the right to refuse an assignment, and an assignment may be a taxable event.  Please contact our Service Center for help and more information.

The Contracts are flexible premium fixed and variable deferred annuities and may be issued as either an individual or a group contract.  This prospectus provides a description of the material rights and obligations under the Contract.  Your Contract and any endorsements are the formal contractual agreement between you and the Company.

JACKSON OF NY

We are a stock life insurance company organized under the laws of the state of New York in July 1995.  Our legal domicile and principal business address is 2900 Westchester Avenue, Purchase, New York  10577.  We are admitted to conduct life insurance and annuity business in the states of Delaware, New York and Michigan.  We are ultimately a wholly owned subsidiary of Prudential plc (London, England).

We issue and administer the Contracts and the Separate Account.  We maintain records of the name, address, taxpayer identification number and other pertinent information for each Owner, the number and type of Contracts issued to each Owner and records with respect to the value of each Contract.

We are working to provide documentation electronically.  When this program is available, we will, as permitted, forward documentation electronically.  Please contact us at our Service Center for more information.

THE FIXED ACCOUNT

Contract Value allocated to the Fixed Account will be placed with other assets in our General Account.  Unlike the Separate Account, the General Account is not segregated or insulated from the claims of the insurance company's creditors.  Investors are looking to the financial strength of the insurance company for its obligations under the Contract.  The Fixed Account is not registered with the SEC, and the SEC does not review the information we provide to you about it.  Disclosures regarding the Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.  Both the availability of, and transfers into and out of, the Fixed Account (which consists of the Fixed Account Options) may be subject to contractual and administrative requirements.  For more information, please see the application, check with the registered representative helping you to purchase the Contract, or contact us at our Service Center.

The Fixed Account Options are not available on Contracts with the optional Liquidity Option.

Fixed Account Options.  Each Fixed Account Option credits interest to your Contract Value in the Fixed Account for a specified period that you select, subject to availability (currently, five and seven year periods are available, but we also may make available one and three year periods), so long as the Contract Value in that Fixed Account Option is not withdrawn, transferred, or annuitized until the end of the specified period.  We reserve the right, in our sole discretion, to limit or suspend availability of the Fixed Account Options. You may not elect any Fixed Account Option that extends beyond the Income Date, other than the one-year option except as described herein under “End of Fixed Account Option Periods”; and election of any option will not extend the Income Date.  Rather, commencing on the Income Date, we will cease to credit interest under any Fixed Account Option that has not yet reached the end of its term.

Rates of Interest We Credit.  These Contracts guarantee a Fixed Account minimum interest rate that applies to every Fixed Account Option under any Contract, regardless of the term of that option.  The Fixed Account minimum interest rate guaranteed by the Contracts at least equals the minimum rate prescribed by the applicable non-forfeiture law.  In addition, we establish a declared rate of interest (“base interest rate”) at the time you allocate any premium payment or other Contract Value to a Fixed Account Option, and that base interest rate will remain in effect for the entire term of the Fixed Account Option that you select for that allocation.  To the extent that the base interest rate that we establish for any allocation is higher than the Fixed Account minimum interest rate, we will credit that allocation with the higher base interest rate.  Thus, the declared base interest rate could be greater than the guaranteed Fixed Account minimum interest rate specified in your Contract, but will never cause you to be credited with less than the currently applicable Fixed Account minimum interest rate.  Subject to the Fixed Account minimum interest rate, we may declare different base interest rates at different times, although any new base interest rate Jackson of NY declares for a Fixed Account Option will apply only to premiums or other amounts allocated to that Fixed Account Option after the new rate goes into effect.

The Fixed Account minimum interest rate will be a rate, credited daily, that will be reset every January pursuant to a formula that is prescribed under applicable state nonforfeiture laws and that is set forth in the Contracts.  Specifically, the Fixed Account minimum interest rate will be reset each January to equal the average of the daily five-year Constant Maturity Treasury Rates reported by the Federal Reserve for the preceding October (rounded to the nearest 1/20 of a percent), less 1.25%, provided further that the Fixed Account minimum interest rate will never be less than 1% or more than 3%.  As noted above, these limits are prescribed by state non-forfeiture laws and set forth in the Contracts.  This means that the Fixed Account minimum interest rate applicable to your Contract will in no case ever exceed a maximum of 3%. Your Contract’s initial Fixed Account minimum interest rate will be stated in your Contract, and will be the rate that is in effect on the Contract’s Issue Date pursuant to the foregoing formula.  Thereafter, on the Contract Monthly Anniversary for each January, the Fixed Account minimum interest rate will be reset in accordance with the above formula. (The Contract Monthly Anniversary for any January is the Contract Monthly Anniversary that falls within that month).   If you allocate a premium payment or other Contract Value to a Fixed Account Option, the Fixed Account minimum interest rate in effect at the time of the allocation would initially apply to that allocation.  Subsequent resets of the Fixed Account minimum interest rate on each January Contract Monthly Anniversary could change the amount of interest you would thereafter earn on that allocation.  Thus, if the new Fixed Account minimum interest rate is higher than the rate previously being credited to your allocation to a Fixed Account Option, the interest rate being credited would increase to that new higher rate.  On the other hand, if the new Fixed Account minimum interest rate is lower than the rate being credited to your allocation, the interest rate being credited would decrease to that lower rate, but never below the base interest rate, defined below.  We will advise you of any new Fixed Account minimum interest rate in the fourth quarter report for the calendar year preceding the January Contract Monthly Anniversary on which the change occurs.

For the most current information about applicable interest rates, you may contact your registered representative or (at the address and phone number on the cover page of this prospectus) our Service Center.

Interest Rate Adjustment.  An Interest Rate Adjustment may apply to amounts withdrawn, or transferred from a Fixed Account Option prior to the end of the specified period.  The Interest Rate Adjustment reflects changes in the level of interest rates since the beginning of the Fixed Account Option period.  In order to determine whether there will be an Interest Rate Adjustment, we first consider the base interest rate of the Fixed Account Option from which you are taking an amount as a withdrawal or transfer.  As discussed above under ‘Rates of Interest we Credit,’ the ‘base interest rate’ is a rate which we declare at the time you allocate any amount to a Fixed Account Option and which we credit to that Fixed Account Option if and when such base interest rate is higher than the Fixed Account minimum interest rate.  The Interest Rate Adjustment is based on the relationship of the base interest rate on your Fixed Account Option to the ‘current new business interest rate,’ which is a rate that we use solely for purposes of calculating the amount of any Interest Rate Adjustment.  The ‘current new business interest rate’ is .25% per annum greater than the base interest rate we are then offering on a new Fixed Account Option with the same duration as your Fixed Account Option.  If we are not then offering that duration, we will estimate a base interest rate for that duration based on the closest durations that we are then offering.

Generally, the Interest Rate Adjustment will (a) increase the amount withdrawn, or transferred, when the current new business rate is lower than the base interest rate being credited for the Fixed Account Option from which the amount is being taken and will (b) decrease the amount withdrawn, or transferred, when the current new business rate is higher than the base interest rate for the Fixed Account Option from which the amount is being taken. There will be no Interest Rate Adjustment if these rates are the same. Any adjustment resulting from the Interest Rate Adjustment is applied to the amount that is being withdrawn, or transferred, from the Fixed Account Option.  However, an Interest Rate Adjustment will not otherwise affect the values under your Contract.

Moreover, even if the current new business interest rate is greater than the base interest rate for the Fixed Account Option from which the amount is being taken, there will be no Interest Rate Adjustment if the difference between the two is less than 0.25%.   This limitation avoids decreases in the amount withdrawn, or transferred, in situations where the general level of interest rates has declined but the current new business interest rate nevertheless exceeds the base interest rate for your Fixed Account Option because of the additional .25% that (as described above) is added when determining the current new business rate.

Also, there is no Interest Rate Adjustment on: amounts taken from the one-year Fixed Account Option; death benefit proceed payments; annuitizations; amounts withdrawn on the latest income date (the Contract Anniversary on or next following your 95th birthday under a non-qualified Contract, or such earlier date as required by the applicable qualified plan, law, or regulation); amounts withdrawn for Contract charges; and free withdrawals.  In no event will a total withdrawal, or transfer from the Fixed Account Options be less than the Fixed Account minimum value.  The Fixed Account minimum value at least equals the minimum value prescribed by the applicable non-forfeiture law.  The Fixed Amount minimum value for any Fixed Account Option is the amount that would result from (1) accumulating the following amounts at the Fixed Account minimum interest rate: (a) any premium payments (net of any associated premium taxes) or transfers that you allocate to that Fixed Account Option less (b) any withdrawals, transfers, or charges that are taken out of that Fixed Account Option; and (2) deducting any withdrawal charges, or charge for taxes due in connection with the withdrawal.  In the case of a partial withdrawal or transfer from a Fixed Account Option, you will have been credited with interest on the amount withdrawn or transferred at a rate at least equal to the Fixed Account minimum interest rate, even if subject to an Interest Rate Adjustment that otherwise would have reduced it below that rate.

The following example illustrates how the Fixed Account minimum value may affect an Interest Rate Adjustment on a partial withdrawal.  If you allocated your initial premium of $10,000 to the Fixed Account and your declared rate of interest was 3%, after one year (assuming no other transactions or withdrawal charges) your Contract Value in the Fixed Account would be $10,300. If the Fixed Account minimum interest rate was 1%, your Fixed Account minimum value would be $10,100. In this case, an Interest Rate Adjustment could not reduce the withdrawal by more than $200 (the difference between your Contract Value in the Fixed Account and the Fixed Account minimum value).  For example, if you request an $8,000 withdrawal and it is subject to a $200 negative Interest Rate Adjustment, the withdrawal would be adjusted to $7,800. However, if it were subject to a negative $400 Interest Rate Adjustment, the $8,000 withdrawal still would only be adjusted to $7,800, so that it does not invade the Fixed Account minimum value. Immediately after either of these withdrawals, there will be no difference between your Contract Value in the Fixed Account and Fixed Account minimum value, and no negative Interest Rate Adjustments will apply on subsequent withdrawals until the Contract Value in the Fixed Account again grows to be larger than the Fixed Account minimum value.

End of Fixed Account Option Periods.  Whenever a specified period ends, you will have 30 days to transfer or withdraw the Contract Value in the Fixed Account Option, and there will not be an Interest Rate Adjustment , if otherwise applicable. (There is no Interest Rate Adjustment on amounts taken from the one-year Fixed Account Option at any time . )   If you do nothing, then after 30 days, the Contract Value that remains in that Fixed Account Option will be subject to another specified period of the same duration, subject to availability, and provided that that specified period will not extend beyond the Income Date.  If the specified period of the same duration that has ended is no longer available, we will use the short est period that is then available.  If such new Fixed Account Option would extend beyond the Income Date, we will use the longest available Fixed Account Option that does not extend beyond the Income Date; or (if no such period is available) we will credit interest at the current interest rate under the shortest available Fixed Account Option up to the Income Date.

Additional Information Concerning the One-Year Fixed Account Option. The one-year Fixed Account Option is not   currently available. If we make it available in the future, the following provisions will apply. Transfer restrictions may be imposed limiting your ability to make transfers out of this option for at least three years, as further described below.

 If you allocate premiums to the one-year Fixed Account Option, we may require that the amount in the one-year Fixed Account Option be automatically transferred on a monthly basis in installments to your choice of Investment Division within 12 months of the date we received the premium, so that at the end of the period, all amounts in the one-year Fixed Account Option will have been transferred.  The amount will be determined based on the amount allocated to the one-year Fixed Account Option and the base interest rate.  Charges, withdrawals and additional transfers taken from the one-year Fixed Account Option will shorten the length of time it takes to deplete the account balance.  These automatic transfers will not count against the 15 free transfers in a Contract year or any maximum on amounts transferable from the one-year Fixed Account Option that we may impose as described in numbered paragraphs 1-4 under “Transfers and Frequent Transfer Restrictions” later in this prospectus.

Interest will continue to be credited daily on the account balance remaining in the one-year Fixed Account Option as funds are automatically transferred into your choice of Investment Divisions.  However, the effective yield over the 12-month automatic transfer period will be less than the base interest rate (or, if applicable, the Fixed Account minimum interest rate), as the applicable rate will be applied to a declining balance in the one-year Fixed Account Option.

Please also refer to “Transfers and Frequent Transfer Restrictions” beginning on page 19 for information about certain restrictions, limits and requirements that may apply (or may in the future apply) to transfers to or from the Fixed Account Options.  In particular, we describe certain additional restrictions that may apply with respect to transfers from the one-year Fixed Account Option, including the possibility that you might not be able to transfer all of your Contract Value out of the one-year Fixed Account Option for at least three years.   Please note, the interest rate that is in effect when these restrictions are imposed will only apply for the remainder of the one–year Fixed Account Option period, and the interest rates credited thereafter for the remainder of the period the restrictions are in effect may be lower or higher. Accordingly, before allocating any premium payments or other Contract Value to the one year Fixed Account Option, you should consider carefully the conditions we may impose upon your use of that option.

The DCA+ Fixed Account Option, if available, offers a fixed interest rate that we guarantee for a period of up to one year in connection with dollar-cost-averaging transfers to one or more of the Investment Divisions or systematic transfers to other Fixed Account Options.  From time to time, we will offer special interest rates on the DCA+ Fixed Account Option.  DCA+ Fixed Account Option is only available for new premiums.  The DCA+ Fixed Account Option is not available if you select the Liquidity Option.  We provide more information about Dollar Cost Averaging, including DCA+, under “Other Information” later in this prospectus.

THE SEPARATE ACCOUNT

We established the Separate Account on September 12, 1997, pursuant to the provisions of New York law.  The Separate Account is a separate account under state insurance law and a unit investment trust under federal securities law and is registered as an investment company with the SEC.

The assets of the Separate Account legally belong to us and the obligations under the Contracts are our obligations.  However, we are not allowed to use the Contract assets in the Separate Account to pay our liabilities arising out of any other business we may conduct.  All of the income, gains and losses resulting from these assets (whether or not realized) are credited to or charged against the Contracts and not against any other Contracts we may issue.

The Separate Account is divided into Investment Divisions.  We do not guarantee the investment performance of the Separate Account or any of its Investment Divisions.

INVESTMENT DIVISIONS

Your Contract Value may be allocated to no more than 18 Investment Divisions and the Fixed Account at any one time.  Each Investment Division purchases the shares of one underlying fund (mutual fund portfolio) that has its own investment objective.  The Investment Divisions are designed to offer the potential for a higher return than the Fixed Account Options.  However, this is not guaranteed.  It is possible for you to lose your Contract Value allocated to any of the Investment Divisions.  If you allocate Contract Values to the Investment Divisions, the amounts you are able to accumulate in your Contract during the accumulation phase depend upon the performance of the Investment Divisions you select.  The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the Investment Divisions you choose for the income phase.

The following Funds in which the Investment Divisions invest are each known as a Fund of Funds.  Funds offered in a Fund of Funds structure may have higher expenses than direct investments in the underlying Funds.  You should read the prospectus for the JNL Series Trust for more information.

The names of the Funds that are available, along with the names of the advisers and sub-advisers and a brief statement of each investment objective, are below:

JNL Series Trust

JNL/AQR Managed Futures Strategy Fund
Jackson National Asset Management, LLC (and AQR Capital Management, LLC)

Seeks positive absolute returns by investing primarily in a portfolio of futures contracts and futures-related instruments including, but not limited to, global developed and emerging market equity index futures, global developed and emerging market currency forwards, global developed fixed income futures, bond futures and swaps on bond futures, and commodity futures and swaps on commodity futures (collectively, “Instruments”), either by investing directly or indirectly in those Instruments.  The Fund may also invest in fixed-income securities, money market instruments, cash, exchange-traded funds, or exchange-traded notes.  The Fund uses proprietary quantitative models to identify price trends in equity, fixed income, currency and commodity Instruments.  Once a trend is determined, the Fund will take either a long or short position in the given Instrument.

JNL/BlackRock Global Allocation Fund
Jackson National Asset Management, LLC (and BlackRock Investment Management, LLC)

Seeks high total investment return by investing in a portfolio of equity, debt, money market securities and other short-term securities or instruments, of issuers located around the world.  Generally, the Fund will invest in both equity and debt securities. Equity securities include common stock, preferred stock, securities convertible into common stock, or securities or other instruments whose price is linked to the value of common stock.  The Fund uses derivatives as a means of managing exposure to foreign currencies and other adverse market movements, as well as to increase returns.

JNL/Brookfield Global Infrastructure Fund
Jackson National Asset Management, LLC (and Brookfield Investment Management Inc. and sub-sub-adviser:  AMP Capital Brookfield (US) LLC)

Seeks   total return through growth of capital and current income by investing at least 80% of its net assets in securities of publicly traded equity securities of infrastructure companies listed on a domestic or foreign exchange, throughout the world, including the United States.  Securities in which the Fund may invest include, but are not limited to, common, convertible and preferred stock, stapled securities, income trusts, limited partnerships, and limited partnership interests in the general partners of master limited partnerships, issued by infrastructure and infrastructure-related companies.

JNL/Franklin Templeton Global Multisector Bond Fund
Jackson National Asset Management, LLC (and Franklin Advisers, Inc.)

Seeks total investment return consisting of a combination of interest income, capital appreciation, and currency gains by actively investing primarily in fixed and floating rate debt securities and debt obligations issued by governments, government-related issuers, or corporate issuers worldwide (collectively, “fixed-income securities”) which may result in high portfolio turnover.  Fixed-income securities include debt securities of any maturity, such as bonds, notes, bills and debentures.  Investments in debt securities may include, but are not limited to, debt securities of any maturity of governments and government agencies throughout the world (including the U.S.), their agencies and instrumentalities and supranational organizations, municipal and local/provincial debt, debt securities of corporations, commercial paper, preferred stock, bank loans, convertible securities, mortgage- or asset-backed securities, inflation-linked securities, equipment trusts and other securitized or collateralized debt securities.

JNL/Franklin Templeton International Small Cap Growth Fund
Jackson National Asset Management, LLC (and Franklin Templeton Institutional, LLC)

Seeks long-term capital appreciation by investing at least 80% of its assets in a diversified portfolio of marketable equity and equity-related securities of smaller international companies with a market capitalization of less than $5 billion (under normal market conditions).  The Fund invests predominately in securities listed or traded on recognized international markets in developed countries included in MSCI EAFE Small Cap Index.  The Fund may invest in emerging market countries.

JNL/Franklin Templeton Small Cap Value Fund
Jackson National Asset Management, LLC (and Franklin Advisory Services, LLC)

Seeks long-term total return by investing, normally, at least 80% of its assets in investments of small-capitalization companies.

JNL/Goldman Sachs Emerging Markets Debt Fund
Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P. and sub-sub-adviser: Goldman Sachs Asset Management International)

Seeks a high level of total return consisting of income and capital appreciation by investing, under normal circumstances, at least 80% of its assets in sovereign and corporate debt of issuers located in emerging countries denominated in the local currency of such emerging countries, sovereign and corporate debt of issuers located in emerging countries denominated in U.S. dollars, and/or in currencies of such emerging countries, which may be represented by forwards or other derivatives that may have interest rate exposure.

JNL/Invesco Global Real Estate Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc. and sub-sub-adviser: Invesco Asset Management Ltd.)

Seeks high total return by investing, normally, at least 80% of its assets in the equity and debt securities of real estate and real estate-related companies located in at least three different countries, including the United States.

JNL/Invesco International Growth Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc.)

Seeks long-term growth of capital by investing in a diversified portfolio of reasonably priced, quality international equity securities of companies located in at least three countries outside of the U.S., emphasizing investment in companies in the developed markets of Western Europe and the Pacific Basin.

JNL/Invesco Small Cap Growth Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc.)

Seeks long-term growth of capital by investing, normally, at least 80% of its assets in equity securities of small-capitalization companies.

JNL/Ivy Asset Strategy Fund
Jackson National Asset Management, LLC (and Ivy Investment Management Company)

Seeks high total return over the long term by allocating its assets among primarily stocks, bonds, commodities, and short-term instruments of issuers located around the world.

JNL/JPMorgan MidCap Growth Fund
Jackson National Asset Management, LLC (and J.P. Morgan Investment Management Inc.)

Seeks capital growth over the long-term by investing, under normal market circumstances, at least 80% of its assets in a broad portfolio of common stocks of companies with market capitalizations equal to those within the universe of Russell Midcap Growth Index stocks at the time of purchase.

JNL/Lazard Emerging Markets Fund
Jackson National Asset Management, LLC (and Lazard Asset Management LLC)

Seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in equity securities of companies whose principal business activities are located in emerging market countries .

The Fund may engage, to a limited extent, in various investment techniques, such as foreign currency transactions and the use of derivative instruments to gain exposure to foreign currencies and emerging securities, and to hedge the Fund’s investments.

JNL/Mellon Capital Management Global Alpha Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return by investing in instruments that provide investment exposure to global equity, bond and currency markets, and in fixed-income securities.  The Fund ordinarily invests in at least three countries, focusing on the major developed capital markets of the world, such as the United States, Canada, Japan, Australia, and Western Europe.

JNL/PIMCO Real Return Fund
Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)

Seeks maximum real return, consistent with preservation of real capital and prudent investment management by investing under normal circumstances at least 80% of its assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities, and corporations, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.  Assets not invested in inflation-indexed bonds may be invested in other types of Fixed Income Instruments, which include bonds, debt securities, and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.

JNL/PPM America Floating Rate Income Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks to provide a high level of current income, by investing under normal circumstances at least 80% of its assets in floating rate loans and other investments, defined as floating rate loans, floating rate notes, other floating rate debt securities, structured products (including, commercial mortgage-backed securities, asset-backed securities, and collateralized loan obligations which are debt securities typically issued by special purpose vehicles and secured by loans), money market securities of all types, repurchase agreements, shares of money market funds, short-term bond funds and floating rate funds.  For purposes of satisfying the 80% requirement, the Fund may also invest in derivative or other synthetic instruments that have economic characteristics similar to the floating rate investments mentioned above.

JNL/PPM America High Yield Bond Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks to maximize current income, with capital appreciation as a secondary objective, by investing under normal circumstances at least 80% of its assets in high-yield, high-risk debt securities, commonly referred to as “junk bonds” and related investments. The Fund may also invest in derivative instruments that have economic characteristics similar to the fixed income instruments, and in derivative instruments (such as options, futures contracts or swap agreements, including credit default swaps), and the Fund may also invest in securities of foreign issuers.

JNL/PPM America Mid Cap Value Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks long-term growth of capital by investing, primarily, at least 80% of its assets in a diversified portfolio of equity securities of U.S. companies with market capitalizations within the range of companies constituting the Russell Midcap Index at the time of the initial purchase.  If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities.

JNL/Red Rocks Listed Private Equity Fund
Jackson National Asset Management, LLC (and Red Rocks Capital LLC)

Seeks maximum total return by investing at least 80% of its assets in (i) securities of U.S. and non-U.S. companies listed on a national securities exchange, or foreign equivalent, that have a majority of their assets invested in or exposed to private companies or have as its stated intention to have a majority of its assets invested in or exposed to private companies  (“Listed Private Equity Companies”), and (ii) derivatives that otherwise have the economic characteristics of Listed Private Equity Companies.

JNL/T. Rowe Price Established Growth Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks long-term growth of capital and increasing dividend income by investing primarily in common stocks, concentrating its investments in well-established growth companies.  The sub-adviser seeks investments in companies that have the ability to pay increasing dividends through strong cash flow.  While the Fund invests principally in U.S. common stocks, other securities may also be purchased, including foreign stocks, futures and options. The Fund may invest up to 30% of its total assets (excluding reserves) in foreign securities, including emerging markets.

JNL/T. Rowe Price Value Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks long-term capital appreciation by investing, via a value approach investment selection process, at least 65% of total assets in common stocks believed to be undervalued.  Stock holdings are expected to consist primarily of large-company issues, but may also include mid-cap and small-cap companies. The Fund may invest up to 25% of its total assets (excluding reserves) in foreign securities. Income is a secondary objective.

JNL/WMC Money Market Fund
Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

Seeks a high level of current income as is consistent with the preservation of capital and maintenance of liquidity by investing in high quality, U.S. dollar-denominated short-term money market instruments.

The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other mutual funds that the Fund's investment sub-advisers also manage.  Although the objectives and policies may be similar, the investment results of the Funds may be higher or lower than the results of those other mutual funds.  We cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment sub-advisers.  The Funds described are available only through variable annuity contracts issued by Jackson of NY.  They are NOT offered or made available to the general public directly.

A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations.  IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base.  A Fund may not experience similar performance as its assets grow.

You should read the prospectus for the JNL Series Trust carefully before investing.  Additional Funds and Investment Divisions may be available in the future.  The prospectus for the JNL Series Trust is attached to this prospectus.  However, that prospectus may also be obtained at no charge by calling 1-800-599-5651 (NY Annuity and Life Service Center) or 1-800-777-7779 (for NY contracts purchased through a bank or financial institution), by writing P.O. Box 30313, Lansing, Michigan 48909-7813, or by visiting www.jackson.com.

Voting Privileges. To the extent required by law, we will obtain instructions from you and other Owners about how to vote our shares of a Fund when there is a vote of shareholders of a Fund.  We will vote all the shares we own in proportion to those instructions from Owners.  An effect of this proportional voting is that a relatively small number of Owners may determine the outcome of a vote.

Substitution. We reserve the right to substitute a different Fund or a different mutual fund for the one in which any Investment Division is currently invested, or transfer money to the General Account.  We will not do this without any required approval of the SEC.  We will give you notice of any substitution.

CONTRACT CHARGES

There are charges associated with your Contract, the deduction of which will reduce the investment return of your Contract.  Charges are deducted proportionally from your Contract Value.  These charges may be a lesser amount where required by state law or as described below, but will not be increased.  Charges for an optional endorsement are deducted only if you elect the optional endorsement.  We expect to profit from certain charges assessed under the Contract.  These charges (and certain other expenses) are as follows:

Mortality and Expense Risk Charge. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for the Mortality and Expense Risk Charge.  On an annual basis, this charge equals 0.85% of the average daily net asset value of your allocations to the Investment Divisions.    This charge does not apply to the Fixed Account.

This charge compensates us for the risks we assume in connection with all the Contracts, not just your Contract.  Our mortality risks under the Contracts arise from our obligations:

●	to make income payments for the life of the Annuitant during the income phase; and
●	to waive the withdrawal charge in the event of the Owner's death.

Our expense risks under the Contracts include the risk that our actual cost of administering the Contracts and the Investment Divisions may exceed the amount that we receive from the administration charge and the annual contract maintenance charge.
If your Contract Value were ever to become insufficient to pay this charge, your Contract would terminate without value.

Annual Contract Maintenance Charge. During the accumulation phase, we deduct a $30 annual contract maintenance charge on the Contract Anniversary of the Issue Date.  We will also deduct the annual contract maintenance charge if you make a total withdrawal.  This charge is for administrative expenses.  The annual contract maintenance charge will be assessed on the Contract Anniversary or upon full withdrawal and generally is taken from the Investment Divisions and the Fixed Account based on the proportion their respective value bears to the Contract Value.  We will not deduct this charge if, when the deduction is to be made, the value of your Contract is $50,000 or more.

Administration Charge. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for administration charges.  On an annual basis, these charges equal 0.15% of the average daily net asset value of your allocations to the Investment Divisions.  This charge does not apply to the Fixed Account.  This charge compensates us for our expenses incurred in administering the Contracts and the Separate Account.

This charge is waived if the Contract Value on the later of the Issue Date or the most recent Contract Quarterly Anniversary is greater than or equal to $1 million.  If your Contract Value subsequently drops below $1 million on the most recent Contract Quarterly Anniversary, the Administration Charge will be reinstated.

Transfer Charge. You must pay $25 for each transfer in excess of 15 in a Contract Year.  This charge is deducted from the amount that is transferred prior to the allocation to a different Investment Division or the Fixed Account, as applicable.  We waive the transfer charge in connection with Dollar Cost Averaging, Earnings Sweep, Rebalancing transfers and any transfers we require, and we may charge a lesser fee where required by state law.

Withdrawal Charge (not applicable for Contracts with the Liquidity Option). At any time during the accumulation phase (if and to the extent that Contract Value is sufficient to pay any remaining withdrawal charges that remain after a withdrawal), you may withdraw the following with no withdrawal charge:

●	premiums that are no longer subject to a withdrawal charge (premiums in your annuity for at least five years without being withdrawn), plus
●	earnings (excess of your Contract Value allocated to the Investment Divisions and the Fixed Account over your remaining premiums allocated to those accounts)
●
during each Contract Year 10% of premium (subject to certain exclusions) that would otherwise incur a withdrawal charge, or be reduced by an Interest Rate Adjustment, and that has not been previously withdrawn (this can be withdrawn at once or in segments throughout the Contract Year), minus earnings (required minimum distributions will be counted as part of the free withdrawal amount).

We will deduct a withdrawal charge on:

●	withdrawals in excess of the free withdrawal amount (the withdrawal charge is imposed only on the excess amount above the free withdrawal amount), or
●	withdrawals under a tax-qualified Contract that exceed its required minimum distribution (the entire withdrawal will be subject to the withdrawal charge), or
●
withdrawals in excess of the free withdrawal amounts to meet the required minimum distribution of a tax-qualified Contract purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA), or to meet the required minimum distribution of a Roth IRA annuity (the withdrawal charge is imposed only on the excess amount above the free withdrawal amount), or

●	amounts withdrawn in a total withdrawal.

The amount of the withdrawal charge deducted varies according to the following schedule and is based on Completed Years following each premium :

Withdrawal Charge (as a percentage of premium payments):

Completed Years since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5+

	6.5%	6.0%	5.0%	4.0%	3.0%	0%

For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest remaining premium.  If you make a full withdrawal, or elect to commence income payments within one year of the date your Contract was issued, the withdrawal charge is based on premiums remaining in the Contract and no free withdrawal amount applies.  If you withdraw only part of the value of your Contract, we deduct the withdrawal charge from the remaining value in your Contract.  The withdrawal charge compensates us for costs associated with selling the Contracts.

Note:  Withdrawals under a non-qualified Contract will be taxable on an “income first” basis.  This means that any withdrawal from a non-qualified Contract that does not exceed the accumulated income under the Contract will be taxable in full.  Any withdrawals under a tax-qualified Contract will be taxable except to the extent that they are allocable to an investment in the Contract (any after-tax contributions).  In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

We do not assess the withdrawal charge on any amounts paid out as:

●	income payments during your Contract's income phase;
●	death benefits; or
●
withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the withdrawal requested exceeds the required minimum distribution; if the Contract was purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA); or is a Roth IRA annuity, then the entire withdrawal will be subject to the withdrawal charge).

We may reduce or waive the withdrawal charge when the Contract is purchased by employees, agents and financial representatives of the Company or its affiliates.  These transactions will be conducted in a non-discriminatory manner and under circumstances that reduce our sales expenses.

Liquidity Option Charge. If you select the Liquidity Option, which provides for no withdrawal charges, you will pay 0.25% on an annual basis of the average daily Contract Value in the Investment Divisions regardless of whether you take any withdrawals .  Charges are deducted daily as part of the calculation of the value of the Accumulation Units. We stop deducting this charge on the date you annuitize.

Other Expenses.  We pay the operating expenses of the Separate Account, including those not covered by the mortality and expense and administrative charges.  There are deductions from and expenses paid out of the assets of the Funds.  These expenses are described in the attached prospectus for the JNL Series Trust.  For more information, please see the “Fund Operating Expenses” table beginning on page 6.

Premium Taxes.  Your state charges premium taxes or other similar taxes.  We pay these taxes and may make a deduction from your Contract Values for them.  Currently, the deduction would be 2% of a premium payment, but we are not required to pay premium taxes.

Income Taxes.  We reserve the right, when calculating unit values, to deduct a credit or charge with respect to any taxes we have paid or reserved for during the valuation period that we determine to be attributable to the operation of the Separate Account, or to a particular Investment Division.  No federal income taxes are applicable under present law and we are not presently making any such deduction.

DISTRIBUTION OF CONTRACTS

Jackson National Life Distributors LLC (“JNLD”), located at 7601 Technology Way, Denver, Colorado 80237, serves as the distributor of the Contracts.  JNLD is a wholly owned subsidiary of Jackson National Life Insurance Company (“Jackson®”), Jackson of NY's parent.

The Contract is offered to customers of various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any legal responsibility to pay amounts that are owed under the Contract. The obligations and guarantees under the Contract are the sole responsibility of Jackson of NY.  The financial institution, brokerage firm or insurance agency is responsible for delivery of various related disclosure documents and the accuracy of their oral description and recommendation of the purchase of the Contract.

Commissions are paid to broker-dealers who sell the Contracts.  While commissions may vary, they are not expected to exceed 6% of any premium payment.  Where lower commissions are paid up front, we may also pay trail commissions.  We may also pay commissions on the Income Date if the annuity option selected involves a life contingency or a payout over a period of ten or more years.

Under certain circumstances, JNLD out of its own resources may pay bonuses, overrides, and marketing allowances, in addition to the standard commissions.  These payments and/or reimbursements to broker-dealers are in recognition of their marketing and distribution and/or administrative services support.  They may not be offered to all broker-dealers, and the terms of any particular agreement may vary among broker-dealers depending on, among other things, the level and type of marketing and distribution support provided assets under management, and the volume and size of the sales of our insurance products.  They may provide us greater access to the registered representatives of the broker-dealers receiving such compensation or may otherwise influence the broker-dealer and/or registered representative to present the Contracts more favorably than other investment alternatives.  Such compensation is subject to applicable state insurance law and regulation and the NASD rules of conduct.  While such compensation may be significant, it will not cause any additional direct charge by us to you.

The two primary forms of such compensation paid by JNLD are overrides and marketing support payments.  Overrides are payments that are designed as consideration for product placement, assets under management and sales volume.  Overrides are generally based on a fixed percentage of product sales and generally range from 10 to 50 basis points (0.10% to 0.50%).  Marketing support payments may be in the form of cash and/or non-cash compensation and allow us to, among other things, participate in sales conferences and educational seminars.  Examples of such payments include, but are not limited to, reimbursements for representative training or “due diligence” meetings (including travel and lodging expenses), client events, and business development and educational enhancement items, including payments to third party vendors for such items.  Payments or reimbursements for meetings and seminars are generally based on the anticipated level of participation and/or accessibility and the size of the audience.  Subject to NASD rules of conduct, we may also provide cash and/or non-cash compensation to registered representatives in the form of gifts, promotional items and occasional meals and entertainment.

Below is an alphabetical listing of the 20 broker-dealers that received the largest amounts of marketing and distribution and/or administrative support in 2010 from the Distributor in relation to the sale of our variable insurance products:

Commonwealth Financial Network
First Allied Securities, Inc.
Invest Financial Corporation
Investment Centers of America, Inc.
Lincoln Financial Advisors
LPL Financial Corporation
Merrill Lynch, Pierce, Fenner & Smith, Inc.
MML Investors Services Inc.
Morgan Keegan & Company
National Planning Corporation
NEXT Financial Group, Inc
Raymond James
RBC Capital Markets Corp.
Securities America, Inc.
Signator Investors, Inc.
SII Investments, Inc.
Transamerica Financial Advisors, Inc.
UBS Financial Services, Inc.
Wells Fargo Advisors LLC
Woodbury Financial Services, Inc.

Please see Appendix B for a complete list of broker-dealers that received amounts of marketing and distribution and/or administrative support in 2010 from the Distributor in relation to the sale of our variable insurance products.  While we endeavor to update this list on an annual basis, please note that interim changes or new arrangements may not be listed.

We may use any of our corporate assets to cover the cost of distribution, including any profit from the Contract's mortality and expense risk charge and other charges.  Besides Jackson National Life Distributors LLC, we are affiliated with the following broker-dealers:

●	National Planning Corporation,
●	SII Investments, Inc.,
●	IFC Holdings, Inc. d/b/a Invest Financial Corporation,
●	Investment Centers of America, Inc., and
●	Curian Clearing LLC

The Distributor also has the following relationships with the sub-advisers and their affiliates.  The Distributor receives payments from certain sub-advisers to assist in defraying the costs of certain promotional and marketing meetings in which they participate.  The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the sub-adviser's participation.  Our affiliated broker-dealers may also sell the retail mutual funds of certain sub-advisers.  In addition, the Distributor acts as distributor of variable annuity contracts and variable life insurance policies (the “Other Contracts”) issued by Jackson of NY and Jackson National Life Insurance Company, its parent.  Raymond James Financial Services, a brokerage affiliate of the sub-adviser to the JNL/Eagle Funds, participates in the sale of Contracts and is compensated by JNLD for its activities at the standard rates of compensation.  Unaffiliated broker-dealers are also compensated at the standard rates of compensation.  The compensation consists of commissions, trail commissions and other compensation or promotional incentives as described above and in the prospectus or statement of additional information for the Other Contracts.

All of the compensation described here, and other compensation or benefits provided by Jackson of NY or our affiliates, may be greater or less than the total compensation on similar or other products.  The amount and/or structure of the compensation can possibly create a potential conflict of interest as it may influence your registered representative, broker-dealer or selling institution to present this Contract over other investment alternatives.  The variations in compensation, however, may also reflect differences in sales effort or ongoing customer services expected of the registered representative or the broker-dealer.  You may ask your registered representative about any variations and how he or she and his or her broker-dealer are compensated for selling the Contract.

PURCHASES

Minimum Initial Premium:

●	$5,000 under most circumstances
●	$2,000 for a qualified plan Contract

Minimum Additional Premiums:

●	$500 for a qualified or non-qualified plan
●	$50 for an automatic payment plan
●	You can pay additional premiums at any time during the accumulation phase.

These minimums apply to purchases, but do not preclude subsequent partial withdrawals that would reduce Contract Values below the minimum initial purchase amounts, as long as the amount left in the account is sufficient to pay the withdrawal charge.  We reserve the right to limit the number of Contracts that you may purchase.  We also reserve the right to refuse any premium payment.  There is a $100 minimum balance requirement for each Investment Division and Fixed Account.  We reserve the right to restrict availability or impose restrictions on the Fixed Account.

Maximum Premiums:

●	The maximum aggregate premiums you may make without our prior approval is $2.5 million.

The payment of subsequent premiums relative to market conditions at the time they are made may or may not contribute to the various benefits under your Contract.

Allocations of Premium.  You may allocate your premiums to one or more of the Investment Divisions and Fixed Account, if available.  The minimum amount you may allocate to the Investment Division or a Fixed Account is $100.  We will allocate any additional premiums you pay in the same way unless you instruct us otherwise.

Although more than 18 Investment Divisions and the Fixed Account may be available under your Contract, you may not allocate your Contract Values among more than 18 at any one time.

We will issue your Contract and allocate your first premium within two business days (days when the New York Stock Exchange is open) after we receive your first premium and all information that we require for the purchase of a Contract.  If we do not receive all of the information that we require, we will contact you to get the necessary information.  If for some reason we are unable to complete this process within five business days, we will return your money. Each business day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time).

Capital Protection Program. If you select our Capital Protection Program at issue, we will allocate enough of your premium to the available Fixed Account Option you select to assure that the amount so allocated will equal, at the end of a selected periods, your total original premium paid.  You may allocate the rest of your premium to any Investment Division(s).  If any part of the Fixed Account value is surrendered or transferred before the end of the selected guaranteed period, the value at the end of that period will not equal the original premium.  This program is available only if Fixed Account Options are available.  There is no charge for the Capital Protection Program.  You should consult your Jackson of NY representative with respect to the current availability of Fixed Account Options, their limitations, and the availability of the Capital Protection Program.

The Capital Protection Program is not available on Contracts with the Liquidity Option.

For an example of capital protection, assume you made a premium payment of $10,000 when the interest rate for the three-year guaranteed period was 3% per year.  We would allocate $9,152 to that Guarantee Period because $9,152 would increase at that interest rate to $10,000 after three years, assuming no withdrawals are taken.  The remaining $848 of the payment would be allocated to the Investment Division(s) you selected.

Alternatively, assume Jackson of NY receives a premium payment of $10,000 when the interest rate for the 7-year period is 6.75% per year.  Jackson of NY will allocate $6,331 to that Guarantee Period because $6,331 will increase at that interest rate to $10,000 after 7 years.  The remaining $3,669 of the payment will be allocated to the Investment Division(s) you selected.

Thus, as these examples demonstrate, the shorter Guarantee Periods require allocation of substantially all your premium to achieve the intended result.  In each case, the results will depend on the interest rate declared for the Guarantee Period.

Accumulation Units. Your Contract Value allocated to the Investment Divisions will go up or down depending on the performance of the Investment Divisions you select.  In order to keep track of the value of your Contract during the accumulation phase, we use a unit of measure called an “Accumulation Unit.”  During the income phase we use a measure called an “Annuity Unit.”

Every business day, we determine the value of an Accumulation Unit for each of the Investment Divisions by:

●	determining the total amount of assets held in the particular Investment Division;
●	subtracting any asset-based charges and taxes chargeable under the Contract; and
●	dividing this amount by the number of outstanding Accumulation Units.

Charges deducted through the cancellation of units are not reflected in this computation.

The value of an Accumulation Unit may go up or down from day to day.  The base Contract has a different Accumulation Unit value than a Contract with the Liquidity Option, based on the differing amount of charges applied in calculating that Accumulation Unit value.

When you make a premium payment, we credit your Contract with Accumulation Units.  The number of Accumulation Units we credit is determined at the close of that business day by dividing the amount of the premium allocated to any Investment Division by the value of the Accumulation Unit for that Investment Division that reflects the respective charges under your Contract.

In connection with arrangements we have to transact business electronically, we may have agreements in place whereby the time when certain broker-dealers receive your initial Purchase Payment and all required information in good order will be used for initial pricing of your Contract values.  However, if we do not have an agreement with a broker-dealer providing for these pricing procedures, initial Purchase Payments received by the broker-dealer will not be priced until they are received by us. As of the date of this prospectus, we have such an agreement with Morgan Stanley Smith Barney LLC and SBHU Life Agency.  Please check with your financial representative to determine if his/her broker-dealer has an agreement with the Company that provides for these pricing procedures.

TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS

You may transfer your Contract Value between and among the Investment Divisions at any time, unless transfers are subject to other limitations, but transfers between an Investment Division and the Fixed Account must occur prior to the Income Date.

You can make 15 transfers every Contract Year during the accumulation phase without charge.

A transfer will be effective as of the end of the business day when we receive your transfer request in Good Order, and we will disclaim all liability for transfers made based on your transfer instructions, or the instructions of a third party authorized to submit transfer requests on your behalf.

Transfers from the Fixed Account generally will be subject to any applicable Interest Rate Adjustment.

Potential Limits and Conditions on Fixed Account Transfers. We can prohibit or impose limitations or other requirements on transfers to or from the Fixed Account as permitted by applicable law.

In addition, we also specifically reserve the right to impose the limitations and conditions set forth in 1-4 below with respect to the one-year Fixed Account Option.  Although we are not imposing these restrictions as of the date of this prospectus, if we do decide to impose them, they could provide as follows with respect to both new and already outstanding Contracts:

1.  During any Contract Year, the aggregate dollar amount of all transfers from the one-year Fixed Account Option (including transfers at the end of the one-year period) could not exceed whichever of the following three maximums apply to you for that year:

•
Maximum transfers during the first Contract Year in which you have Contract Value in the one-year Fixed Account Option subject to these restrictions: 1/3 of your Contract Value in the one-year Fixed Account Option as of the most recent Contract Anniversary;

•	Maximum transfers during any subsequent Contract Year, if you had Contract Value subject to these restrictions during the preceding Contract year:
i.	1/3 of your Contract Value in the one-year Fixed Account Option as of the most recent Contract Anniversary if you did not make a 1/3 transfer in the preceding year as mentioned above or
ii.	1/2 of your Contract Value in the one-year Fixed Account Option as of the most recent Contract Anniversary if you did make such a 1/3 transfer in the preceding year; or
•
Maximum transfers during any Contract Year, if you had Contract Value subject to these restrictions during both of the preceding two Contract Years and, in those years, you made the 1/3 maximum transfer in the first year and 1/2 maximum transfer in the second year as mentioned above: all of your remaining Contract Value in the one-year Fixed Account Option.

2.  We could require that any transfer from the one-year Fixed Account Option in a Contract Year occur at least twelve months after the most recent such transfer in the previous Contract Year.

3.  We could restrict or prohibit your transfers into or allocations of any additional premiums to the one-year Fixed Account Option in any Contract Year in which you make a transfer from the one-year Fixed Account Option.

4.  We could restrict or prohibit your transfers from the one-year Fixed Account Option in any Contract Year in which you make a transfer into or allocate any additional premiums to the one-year Fixed Account Option.

We may impose restrictions 1-4 separately or in combination but we expect that they would be imposed as a group, so that you would be subject to all of these restrictions if you are subject to any of them.

Certain systematic investment programs could be excluded from the restrictions listed in 1-4 above, such that transfers under those programs would not count against the maximum amounts that may be transferred out of the one-year Fixed Account Option and the Contract Value under such programs would be excluded from the computation of such maximum amounts.

We also could permit or require that a systematic transfer program be used to make transfers from any Fixed Account Options. For example, you could be permitted to have the three transfers that are referred to in restriction 1 above automated through a systematic transfer out (“STO”) on each of your next three Contract Anniversaries.  The amount automatically transferred on each of such three Contract Anniversaries would be the maximum amount that would be permitted to be transferred on that date under restriction 1, such that following the automatic STO transfer on the third such Contract Anniversary you would no longer have any Contract Value in the one-year Fixed Account Option.   If we establish such an STO for you, however, we would (pursuant to restrictions 3 and 4 above) prohibit you from making any other transfer from, or any premium payments or transfers into, the one-year Fixed Account Option during any Contract Year in which an automatic STO transfer is made for you.  Also (pursuant to restriction 2 above) you could elect such an STO only if (i) at least twelve calendar months have passed since your last STO program (if any) had ended and (ii) during the Contract Year in which you make the election, you have not made any transfers from, or any premium payments or transfers into the one-year Fixed Account Option (unless you made the transfer or premium payment before the time we had instituted restrictions 1-4). Transfers pursuant to any STO would not count toward your 15 free transfer limit.

If we require you to commence an STO at a time when, due to any of the foregoing restrictions, you would not be eligible to elect such a program, the three annual STO transfers will be delayed.  In that case, the first such STO transfer would occur on the first Contract Anniversary after you are eligible to elect an STO.

If we impose the restrictions described in 1-4 above, we would provide you prompt written notice of that fact, as well as any requirement or option to commence an STO.  In that case, the restrictions would be effective immediately and we would not expect to provide you with an opportunity to make transfers from the one-year Fixed Account Option, other than in compliance with and subject to the limitations in such restrictions.  Accordingly, you should consider whether you are willing to be subject to those limitations before you allocate any premiums or transfers to the one-year Fixed Account Option.

We also may restrict your participation in any systematic investment program if you allocate any amounts to a Fixed Account Option.

Restrictions on Transfers: Market Timing.  The Contract is not designed for frequent transfers by anyone.  Frequent transfers between and among Investment Divisions may disrupt the underlying Funds and could negatively impact performance, by interfering with efficient management and reducing long-term returns, and increasing administrative costs. Frequent transfers may also dilute the value of shares of an underlying Fund.  Neither the Contracts nor the underlying Funds are meant to promote any active trading strategy, like market timing.  Allowing frequent transfers by one or some Owners could be at the expense of other Owners of the Contract.  To protect Owners and the underlying Funds, we have policies and procedures to deter frequent transfers between and among the Investment Divisions.

Under these policies and procedures, there is a $25 charge per transfer after 15 in a Contract Year, and no round trip transfers are allowed within 15 calendar days.  Also, we could restrict your ability to make transfers to or from one or more of the Investment Divisions, which possible restrictions may include, but are not limited to:

●	limiting the number of transfers over a period of time;
●	requiring a minimum time period between each transfer;
●	limiting transfer requests from an agent acting on behalf of one or more Owners or under a power of attorney on behalf of one or more Owners; or
●	limiting the dollar amount that you may transfer at any one time.

To the extent permitted by applicable law, we reserve the right to restrict the number of transfers per year that you can request and to restrict you from making transfers on consecutive business days.  In addition, your right to make transfers between and among Investment Divisions may be modified if we determine that the exercise by one or more Owners is, or would be, to the disadvantage of other Owners.

We continuously monitor transfers under the Contract for disruptive activity based on frequency, pattern and size.  We will more closely monitor Contracts with disruptive activity, placing them on a watch list, and if the disruptive activity continues, we will restrict the availability of electronic or telephonic means to make a transfer, instead requiring that transfer instructions be mailed through regular U.S. postal service, and/or terminate the ability to make transfers completely, as necessary.  If we terminate your ability to make transfers, you may need to make a partial withdrawal to access the Contract Value in the Investment Division(s) from which you sought a transfer.  We will notify you and your representative in writing within five days of placing the Contract on a watch list.

Regarding round trip transfers, we will allow redemptions from an Investment Division; however, once a complete or partial redemption has been made from an Investment Division through an Investment Division transfer, you will not be permitted to transfer any value back into that Investment Division within 15 calendar days of the redemption.  We will treat as short-term trading activity any transfer that is requested into an Investment Division that was previously redeemed within the previous 15 calendar days, whether the transfer was requested by you or a third party.

Our policies and procedures do not apply to the money market Investment Division and the Fixed Account, Dollar Cost Averaging, Earnings Sweep or the Automatic Rebalancing program.  We may also make exceptions that involve an administrative error, or a personal unanticipated financial emergency of an Owner resulting from an identified health, employment, or other financial or personal event that makes the existing allocation imprudent or a hardship.  These limited exceptions will be granted by an oversight team pursuant to procedures designed to result in their consistent application.  Please contact our Service Center if you believe your transfer request entails a financial emergency.

Otherwise, we do not exempt any person or class of persons from our policies and procedures.  We have agreements allowing for asset allocation and investment advisory services that are not only subject to our policies and procedures, but also to additional conditions and limitations, intended to limit the potential adverse impact of these activities on other Owners of the Contract.  We expect to apply our policies and procedures uniformly, but because detection and deterrence involves judgments that are inherently subjective, we cannot guarantee that we will detect and deter every Contract engaging in frequent transfers every time.  If these policies and procedures are ineffective, the adverse consequences described above could occur.  We also expect to apply our policies and procedures in a manner reasonably designed to prevent transfers that we consider to be to the disadvantage of other Owners, and we may take whatever action we deem appropriate, without prior notice, to comply with or take advantage of any state or federal regulatory requirement.

TELEPHONE AND INTERNET TRANSACTIONS

The Basics. You can request certain transactions by telephone or at www.jackson.com, our Internet website, subject to our right to terminate electronic or telephonic transfer privileges described above.  Our Service Center representatives are available during business hours to provide you with information about your account.  We require that you provide proper identification before performing transactions over the telephone or through our Internet website.  For Internet transactions, this will include a Personal Identification Number (PIN).  You may establish or change your PIN at www.jackson.com.

What You Can Do and How. You may make transfers by telephone or through the Internet if you elect to have this privilege.  Any authorization you provide to us in an application, at our website, or through other means will authorize us to accept transaction instructions, including Investment Division transfers/allocations, by you and your financial representative unless you notify us to the contrary.  To notify us, please call us at the Service Center.  Our contact information is on the cover page of this prospectus and the number is referenced in your Contract or on your quarterly statement.

What You Can Do and When. When authorizing a transfer, you must complete your telephone call by the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) in order to receive that day's Accumulation Unit value for an Investment Division.

Transfer instructions you send electronically are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you.  If the time and date indicated on the acknowledgement is before the close of the New York Stock Exchange, the instructions will be carried out that day.  Otherwise the instructions will be carried out the next business day.  We will retain permanent records of all web-based transactions by confirmation number.  If you do not receive an electronic acknowledgement, you should telephone our Service Center immediately.

How to Cancel a Transaction. You may only cancel an earlier telephonic or electronic transfer request made on the same day by calling the Service Center before the New York Stock Exchange closes.  Otherwise, your cancellation instruction will not be allowed because of the round trip transfer restriction.

Our Procedures. Our procedures are designed to provide reasonable assurance that telephone or any other electronic authorizations are genuine.  Our procedures include requesting identifying information and tape-recording telephone communications and other specific details.  We and our affiliates disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a transaction requested by telephone or other electronic means that you did not authorize.  However, if we fail to employ reasonable procedures to ensure that all requested transactions are properly authorized, we may be held liable for such losses.

We do not guarantee access to telephonic and electronic information or that we will be able to accept transaction instructions via the telephone or electronic means at all times.  We also reserve the right to modify, limit, restrict, or discontinue at any time and without notice the acceptance of instruction from someone other than you and/or this telephonic and electronic transaction privilege.  Elections of any optional benefit or program must be in writing and will be effective upon receipt of the request in Good Order.

Upon notification of the Owner's death, any telephone transfer authorization, other than by the surviving joint Owners, designated by the Owner ceases and we will not allow such transactions unless the executor/representative provides written authorization for a person or persons to act on the executor's/representative's behalf.

ACCESS TO YOUR MONEY

You can have access to the money in your Contract:

●	by making either a partial or complete withdrawal,
●	by electing the Systematic Withdrawal Program,
●	by electing to receive income payments.

Your Beneficiary can have access to the money in your Contract when a death benefit is paid.

Withdrawals under the Contract may be subject to a withdrawal charge.  For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest remaining premium.  When you make a complete withdrawal you will receive the value of your Contract as of the end of the business day your request is received by us in Good Order, minus any applicable taxes, the annual contract maintenance charge, and all applicable withdrawal charges, adjusted for any applicable Interest Rate Adjustment.  For more information about withdrawal charges, please see “Withdrawal Charge” beginning on page 15.

Your withdrawal request must be in writing.  We will accept withdrawal requests submitted via facsimile.  There are risks associated with not requiring original signatures in order to disburse the money.  To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing, with an original signature of any address change.  We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent.

Except in connection with the Systematic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account Option or Investment Division from which you are making the withdrawal.  If you are not specific in your withdrawal request, your withdrawal will be taken from your allocations to the Investment Divisions and Fixed Account Options based on the proportion their respective values bear to the Contract Value.

With the Systematic Withdrawal Program, you may withdraw a specified dollar amount (of at least $50 per withdrawal) or a specified percentage.  After your withdrawal, at least $100 must remain in each Fixed Account Option or Investment Division from which the withdrawal was taken.  A withdrawal request that would reduce the remaining Contract Value to less than $100 will be treated as a request for a complete withdrawal.

If you have an investment adviser who, for a fee, manages your Contract Value, you may authorize payment of the fee from the Contract by requesting a partial withdrawal.  There are conditions and limitations, so please contact our Service Center for more information.  Our contact information is on the cover page of this prospectus.  We neither endorse any investment advisers, nor make any representations as to their qualifications.  The fee for this service would be covered in a separate agreement between the two of you, and would be in addition to the fees and expenses described in this prospectus.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make.  There are limitations on withdrawals from qualified plans.  For more information, please see “TAXES” beginning on page 26.

Liquidity Option.  If you elect the Liquidity Option, you will not pay a withdrawal charge when you make a partial or full withdrawal.  This option must be selected at issue.  This option removes the five year withdrawal charge schedule that would otherwise apply.  You will pay a charge of 0.25% on an annual basis of the average net asset value of your allocations to the Investment Divisions for this option.  The decision to elect the Liquidity Option should consider whether you anticipate taking or needing to take a large withdrawal that would otherwise be subject to charges under the five year withdrawal charge schedule imposed on each premium payment.  The charge for the Liquidity Option applies until the date you annuitize whether or not you take any withdrawals.

Systematic Withdrawal Program. You can arrange to have money automatically sent to you periodically while your Contract is still in the accumulation phase.  You may withdraw a specified dollar amount (of at least $50 per withdrawal), a specified percentage or earnings.  Your withdrawals may be on a monthly, quarterly, semi-annual or annual basis.  There is no charge for the Systematic Withdrawal Program; however, you will have to pay taxes on the money you receive.  You may also be subject to a withdrawal charge and an Interest Rate Adjustment.

Suspension of Withdrawals or Transfers. We may be required to suspend or delay withdrawals or transfers to or from an Investment Division when:

●	the New York Stock Exchange is closed (other than customary weekend and holiday closings);
●	under applicable SEC rules, trading on the New York Stock Exchange is restricted;
●	under applicable SEC rules, an emergency exists so that it is not reasonably practicable to dispose of securities in an Investment Division or determine the value of its assets; or
●	the SEC, by order, may permit for the protection of Contract Owners.

We have reserved the right to defer payment for a withdrawal or transfer from the Fixed Account for up to six months or the period permitted by law.

INCOME PAYMENTS (THE INCOME PHASE)

The income phase of your Contract occurs when you begin receiving regular income payments from us.  The Income Date is the day those payments begin.  Once income payments begin, the Contract cannot be returned to the accumulation phase.  You can choose the Income Date and an income option, but the Income Date must be at least 13 months after the Contract’s Issue Date.  All of the Contract Value must be annuitized.  The income options are described below.

If you do not choose an income option, we will assume that you selected option 3, which provides a life annuity with 120 months of guaranteed payments.

You can change the Income Date or income option at least seven days before the Income Date, but changes to the Income Date may only be to a later date.  You must give us written notice at least seven days before the scheduled Income Date.  Income payments must begin by the Contract Anniversary on or next following your 95th birthday under a non-qualified Contract, or by such earlier date as required by the applicable qualified plan, law or regulation.

Under a traditional Individual Retirement Annuity, required minimum distributions must begin in the calendar year in which you attain age 70 1/2 (or such other age as required by law).  Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire.  You do not necessarily have to annuitize your Contract to meet the minimum distribution requirements for Individual Retirement Annuities, qualified plans, and Tax-Sheltered Annuities.  Distributions from Roth IRAs are not required prior to your death.

At the Income Date, you can choose to receive fixed payments or variable payments based on the Investment Divisions.  Unless you tell us otherwise, your income payments will be based on the fixed and variable options allocations that were in place on the Income Date.

You can choose to have income payments made monthly, quarterly, semi-annually or annually.  Or you can choose a single lump sum payment.  If you have less than $5,000 to apply toward an income option and state law permits, we may provide your payment in a single lump sum, part of which may be taxable as Federal Income.  Likewise, if your first income payment would be less than $50 and state law permits, we may set the frequency of payments so that the first payment would be at least $50.

Fixed Income Payments. If you choose to receive fixed payments, the amount of each income payment will be determined by applying the portion of your Contract Value allocated to fixed payments, less any applicable premium taxes and charges, to the rates in the annuity tables contained in the Contract applicable to the income option chosen. If the current annuity rates provided by us on contracts of this type would be more favorable, the current rates will be used.

Variable Income Payments. If you choose to have any portion of your income payments based upon one or more Investment Divisions, the dollar amount of your initial annuity payment will depend primarily upon the following:

●	the amount of your Contract Value you allocate to the Investment Division(s) on the Income Date;
●	the amount of any applicable premium taxes, or withdrawal charges and any Interest Rate Adjustment deducted from your Contract Value on the Income Date;
●	which income option you select; and
●
the investment factors listed in your Contract that translate the amount of your Contract Value (as adjusted for applicable charges, frequency of payment and commencement date) into initial payment amounts that are measured by the number of Annuity Units of the Investment Division(s) you select credited to your Contract.

The investment factors in your Contract are calculated based upon a variety of factors, including an assumed net investment rate of 1.0% for all options and, if you select an income option with a life contingency, the age and gender of the Annuitant.

If the actual net investment rate experienced by an Investment Division exceeds the assumed net investment rate, variable annuity payments will increase over time. Conversely, if the actual net investment rate is less than the assumed net investment rate, variable annuity payments will decrease over time. If the actual net investment rate equals the assumed net investment rate, the variable annuity payments will remain constant.

We calculate the dollar amount of subsequent income payments that you receive based upon the performance of the Investment Divisions you select.  If that performance (measured by changes in the value of Annuity Units) exceeds the assumed net investment rate, then your income payments will increase; if that performance is less than the assumed net investment rate, then your income payments will decrease.  Neither expenses actually incurred (other than taxes on investment return), nor mortality actually experienced, will adversely affect the dollar amount of subsequent income payments.

Income Options. The Annuitant is the person whose life we look to when we make income payments (each description assumes that you are the Owner and Annuitant).

Option 1 - Life Income.  This income option provides monthly payments for your life.  No further payments are payable after your death.  If the Annuitant dies after the Income Date but prior to the first income payment being paid, the amount applied to this income option will be paid to the Owner or the Owner’s Beneficiaries.

Option 2 - Joint and Survivor.  This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you.  Upon the death of either person, the monthly payments will continue during the lifetime of the survivor.  No further payments are payable after the death of the survivor.  If both Annuitants die after the Income Date but prior to the first payment being paid, the amount applied to this income option will be paid to the Owner or the Owner’s Beneficiaries.

Option 3 - Life Annuity With at Least 120 or 240 Monthly Payments.  This income option provides monthly payments for the Annuitant's life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period.  If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate no higher than the rate used to calculate the initial payment.

Option 4 - Income for a Specified Period.  This income option provides monthly payments for any number of years from 5 to 30.  If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate no higher than the rate used to calculate the initial payment.

Additional Options - We may make other income options available.

No withdrawals are permitted during the income phase under an income option that is life contingent.

DEATH BENEFIT

The Contract has a death benefit, which is payable during the accumulation phase.  The death benefit equals your Contract Value on the date we receive all required documentation from your Beneficiary.

The death benefit paid to your Beneficiary upon your death is calculated as of the date we receive all required documentation in Good Order which includes, but is not limited to, due proof of death and a completed claim form from the Beneficiary of record (if there are multiple beneficiaries, we will calculate the death benefit when we receive this documentation from the first Beneficiary).  Payment will include interest to the extent required by law.

If you die before moving to the income phase, the person you have chosen as your Beneficiary will receive the death benefit.  If you have a joint Owner, the death benefit will be paid when the first joint Owner dies.  The surviving joint Owner will be treated as the Beneficiary.  Any other Beneficiary designated will be treated as a contingent Beneficiary.  Only a spousal Beneficiary has the right to continue the Contract in force upon your death.

Payout Options. The death benefit can be paid under one of the following payout options:

●	single lump sum payment; or
●	payment of entire death benefit within 5 years of the date of death; or
●
payment of the entire death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy; or payment of a portion of the death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy, with the balance of the death benefit payable to the Beneficiary.  Any portion of the death benefit not applied under an income option within one year of the Owner's death, however, must be paid within five years of the date of the Owner's death.

Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time.  The receipt of any additional lump sums will reduce the future income payments to the Beneficiary.

Unless the Beneficiary chooses to receive the entire death benefit in a single sum, the Beneficiary must elect a payout option within the 60-day period beginning with the date we receive proof of death and payments must begin within one year of the date of death.  If the Beneficiary chooses to receive some or all of the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your Beneficiary is your spouse, he/she may elect to continue the Contract, at the current Contract Value, in his/her own name.  For more information, please see “Spousal Continuation Option” below.

Pre-Selected Payout Options. As Owner, you may also make a predetermined selection of the death benefit payout option if your death occurs before the Income Date.  However, at the time of your death, we may modify the death benefit option if the death benefit you selected exceeds the life expectancy of the Beneficiary.  If this Pre-selected Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract.  This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code.  If the Beneficiary does not submit the required documentation for the death benefit to us within one year of your death, however, the death benefit must be paid, in a single lump sum, within five years of your death.

Spousal Continuation Option. If your spouse is the Beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Spousal Continuation Option, no death benefit will be paid at that time.  See your financial advisor for information regarding the availability of the Spousal Continuation Option.

The Spousal Continuation Option is available to elect one time on the Contract.  However, if you have elected the Pre-Selected Death Benefit Option the Contract cannot be continued under the Spousal Continuation Option, unless preventing continuation would be prohibited by the Internal Revenue Code.

Death of Owner On or After the Income Date. If you or a joint Owner dies, and is not the Annuitant, on or after the Income Date, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death.  If you die, the Beneficiary becomes the Owner.  If the joint Owner dies, the surviving joint Owner, if any, will be the designated Beneficiary.  Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary.  A contingent Beneficiary is entitled to receive payment only after the Beneficiary dies.

Death of Annuitant. If the Annuitant is not an Owner or joint Owner and dies before the Income Date, you can name a new Annuitant, subject to our underwriting rules.  If you do not name a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant.  However, if the Owner is a non-natural person (for example, a corporation), then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

If the Annuitant dies on or after the Income Date, any remaining guaranteed payment will be paid to the Beneficiary as provided for in the income option selected.  Any remaining guaranteed payment will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

TAXES

The following is only general information and is not intended as tax advice to any individual.  Additional tax information is included in the SAI.  You should consult your own tax adviser as to how these general rules will apply to you if you purchase a Contract.

CONTRACT OWNER TAXATION

Tax-Qualified and Non-Qualified Contracts. If you purchase your Contract as a part of a tax-qualified plan such as an Individual Retirement Annuity (IRA), Tax-Sheltered Annuity (sometimes referred to as a 403(b) Contract), or pension or profit-sharing plan (including a 401(k) Plan or H.R. 10 Plan) your Contract will be what is referred to as a tax-qualified contract.  Tax deferral under a tax-qualified contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified contract, and not for the purpose of obtaining tax deferral.  You should consult your own adviser regarding these features and benefits of the Contract prior to purchasing a tax-qualified contract.

If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a non-qualified contract.

The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified Contract will vary depending on the specific tax rules applicable to your Contract and your particular circumstances.

Non-Qualified Contracts – General Taxation. Increases in the value of a non-qualified Contract attributable to undistributed earnings are generally not taxable to the Contract Owner or the Annuitant until a distribution (either a withdrawal or an income payment) is made from the Contract.  This tax deferral is generally not available under a non-qualified Contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person).  Loans based on a non-qualified Contract are treated as distributions.

Non-Qualified Contracts – Aggregation of Contracts. For purposes of determining the taxability of a distribution, the Code provides that all non-qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract.  Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

Non-Qualified Contracts – Withdrawals and Income Payments. Any withdrawal from a non-qualified Contract is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the Contract.  In contrast, a part of each income payment under a non-qualified Contract is generally treated as a non-taxable return of premium.  The balance of each income payment is taxable as ordinary income.  The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the Contract and the length of the period over which income payments are to be made.  Income payments received after all of your investment in the Contract is recovered are fully taxable as ordinary income.  Additional information is provided in the SAI.

The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified Contract.  This penalty tax will not apply to any amounts:

●	paid on or after the date you reach age 59 1/2;
●	paid to your Beneficiary after you die;
●	paid if you become totally disabled (as that term is defined in the Code);
●
paid in a series of substantially equal periodic payments made annually (or more frequently) for your life (or life expectancy) or for a period not exceeding the joint lives (or joint life expectancies) of you and your Beneficiary;

●	paid under an immediate annuity; or
●	which come from premiums made prior to August 14, 1982.

Non-Qualified Contracts – Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any nonqualified contract issued after January 18, 1985 to provide that (a) if an owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if an owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the owner's death.

The requirements of (b) above can be considered satisfied if any portion of the Owner's interest which is payable to or for the benefit of a “designated beneficiary” is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that Owner's death.  The Owner's “designated beneficiary,” who must be a natural person, is the person designated by such Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death.  However, if the Owner's “designated beneficiary” is the surviving spouse of the Owner, the contract may be continued with the surviving spouse as the new Owner.

Tax-Qualified Contracts – Withdrawals and Income Payments. The Code imposes limits on loans, withdrawals, and income payments under tax-qualified Contracts.  The Code also imposes required minimum distributions for tax-qualified Contracts and a 10% penalty on certain taxable amounts received prematurely under a tax-qualified Contract.  These limits, required minimum distributions, tax penalties and the tax computation rules are summarized in the SAI.  Any withdrawals under a tax-qualified Contract will be taxable except to the extent they are allocable to an investment in the Contract (any after-tax contributions).  In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

Withdrawals – Tax-Sheltered Annuities. The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement from Tax-Sheltered Annuities.  Withdrawals can only be made when an Owner:

●	reaches age 59 1/2;
●	leaves his/her job;
●	dies;
●	becomes disabled (as that term is defined in the Code); or
●	experiences hardship. However, in the case of hardship, the Owner can only withdraw the premium and not any earnings.

Withdrawals – Roth IRAs. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity.  Qualified distributions from Roth IRA annuities are entirely federal income tax free.  A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on account of the individual's death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild or ancestor.

Constructive Withdrawals – Investment Adviser Fees. Withdrawals from non-qualified Contracts for the payment of investment adviser fees will be considered taxable distributions from the Contract.  In a series of Private Letter Rulings, however, the Internal Revenue Service has held that the payment of investment adviser fees from a tax-qualified Contract need not be considered a distribution for income tax purposes.  Under the facts in these Rulings:

●	there was a written agreement providing for payments of the fees solely from the annuity Contract,
●	the Contract Owner had no liability for the fees, and
●	the fees were paid solely from the annuity Contract to the adviser.

Death Benefits. None of the death benefits paid under the Contract to the Beneficiary will be tax-exempt life insurance benefits.  The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments.  Estate or gift taxes may also apply.

IRS Approval.  The Contract has been approved by the IRS for use as an Individual Retirement Annuity prototype.

Assignment. An assignment of your Contract will generally be a taxable event.  Assignments of a tax-qualified Contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended.  These limits are summarized in the SAI.  You should consult your tax adviser prior to making any assignment of your Contract.

Diversification. The Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity Contract.  We believe that the underlying investments are being managed so as to comply with these requirements.  A fuller discussion of the diversification requirements is contained in the SAI.

Owner Control. In a Revenue Ruling issued in 2003, the Internal Revenue Service (IRS) considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets.  Under the Contract, like the contracts described in the Revenue Ruling, there will be no arrangement, plan, contract or agreement between the contract owner and Jackson of NY regarding the availability of a particular investment option and other than the contract owner's right to allocate premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts will be made by the insurance company or an advisor in its sole and absolute discretion.

The Contract will differ from the contracts described in the Revenue Ruling, in two respects.  The first difference is that the contract in the Revenue Ruling provided only 12 investment options with the insurance company having the ability to add an additional 8 options whereas a Contract offers  22 Investment Divisions and at least one Fixed Account Option, although a Contract Owner's Contract Value can be allocated to no more than 18 fixed and variable options at any one time.  The second difference is that the owner of a contract in the Revenue Ruling could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract owner will be permitted to make up to 15 transfers in any one year without a charge.

The Revenue Ruling states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.  Jackson of NY does not believe that the differences between the Contract and the contracts described in the Revenue Ruling with respect to the number of investment choices and the number of investment transfers that can be made under the contract without an additional charge should prevent the holding in the Revenue Ruling from applying to the Owner of a Contract.  At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. We reserve the right to modify the Contract to the extent required to maintain favorable tax treatment.

Withholding. In general, the income portion of distributions from a Contract are subject to 10% federal income tax withholding and the income portion of income payments are subject to withholding at the same rate as wages unless you elect not to have tax withheld. Some states have enacted similar rules.  Different rules may apply to payments delivered outside the United States.

Eligible rollover distributions from a Contract issued under certain types of tax-qualified plans will be subject to federal tax withholding at a mandatory 20% rate unless the distribution is made as a direct rollover to a tax-qualified plan or to an individual retirement account or annuity.

The Code generally allows the rollover of most distributions to and from tax-qualified plans, tax-sheltered annuities, Individual Retirement Annuities and eligible deferred compensation plans of state or local governments.  Distributions which may not be rolled over are those which are:

(a)
one of a series of substantially equal annual (or more frequent) payments made (a) over the life or life expectancy of the employee, (b) the joint lives or joint life expectancies of the employee and the employee's beneficiary, or (c) for a specified period of ten years or more;

(b)	a required minimum distribution;
(c)	a hardship withdrawal; or
(d)	the non-taxable portion of a distribution.

JACKSON OF NY TAXATION

We will pay company income taxes on the taxable corporate earnings created by this separate account product adjusted for various permissible deductions and certain tax benefits discussed below.  While we may consider company income tax liabilities and tax benefits when pricing our products, we do not currently include our income tax liabilities in the charges you pay under the Contract.  We will periodically review the issue of charging for these taxes and may impose a charge in the future.  (We do impose a so-called “Federal (DAC) Tax Charge” under variable life insurance policies, but the “Federal (DAC) Tax Charge” merely compensates us for the required deferral of acquisition cost and does not constitute company income taxes.)

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law.  These benefits reduce our overall corporate income tax liability.  Under current law, such benefits may include dividends received deductions and foreign tax credits which can be material.  We do not pass these benefits through to the separate accounts, principally because:  (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the separate account receives; (ii) product owners are not the owners of the assets generating the benefits under applicable income tax law; and (iii) while we impose a so-called “Federal (DAC) Tax Charge” under variable life insurance policies, we do not currently include company income taxes in the charges owners pay under the products.

OTHER INFORMATION

Dollar Cost Averaging. If the amount allocated to the Investment Divisions plus the amount allocated to a Fixed Account Option is at least $15,000, you can arrange to have a dollar amount or percentage of money periodically transferred automatically into the Investment Divisions and other Fixed Account Options (if currently available) (each a "Designated Option") from the one-year Fixed Account Option (if currently available) or any of the Investment Divisions (each a “Source Option”).  If we impose any transfer restrictions on the one-year Fixed Account Option as discussed in numbered paragraphs 1-4 under “Transfers and Frequent Transfer Restrictions,” then (i) the one-year Fixed Account Option can be used as a Source Option for Dollar Cost Averaging only with respect to new premiums that are allocated to that Source Option, (ii) only a twelve-month Dollar Cost Averaging period may be selected, (iii) transfers out of the one-year Fixed Account Option pursuant to such Dollar Cost Averaging will not count against the maximum amount limitations we have imposed on transfers out of the one-year Fixed Account Option and (iv) transfers from that Source Option other than such scheduled transfers will not be permitted.

To the extent that Fixed Account Options are not available or are otherwise restricted from being a Dollar Cost Averaging Source Option or Designated Option, Dollar Cost Averaging will be exclusively from or to the Investment Divisions.  In the case of transfers from the one-year Fixed Account Option or Investment Divisions with a less volatile unit value to the Investment Divisions, Dollar Cost Averaging can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase.  Transfers from the more volatile Investment Divisions may not result in lower average costs and such Investment Divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets.  There is no charge for Dollar Cost Averaging.  Certain restrictions may apply.

Dollar Cost Averaging Plus (DCA+). The DCA+ Fixed Account Option is a “source account” designed for dollar cost averaging transfers to Investment Divisions or systematic transfers to other Fixed Account Options.  DCA+  is subject to current availability.  A Contract Value of $15,000 is required to participate.  The DCA+ Fixed Account Option is credited with a special  interest rate.  If a DCA+ Fixed Account Option is selected, monies in the DCA+ Fixed Account Option will be systematically transferred to the Investment Divisions or other Fixed Account Options chosen over a DCA+ term of either twelve months or six months, as you select.

The DCA+ is not available on Contracts with the Liquidity Option.

Transfers out of the DCA+ Fixed Account Option other than the automatic DCA+ transfers can be made only if you discontinue use of the DCA+ Fixed Account Option.  If we impose any transfer restrictions on the one-year Fixed Account Option as discussed in numbered paragraphs 1-4 under “Transfers and Frequent Transfer Restrictions,” then (i) you may not discontinue the DCA+ Fixed Account Option or otherwise transfer or withdraw any amounts from the DCA+ Fixed Account Option, but (ii) automatic transfers pursuant to DCA+ will not count against any maximum amount limitations we have imposed on transfers out of the one-year Fixed Account Option.

There is no charge for DCA+.  You should consult your Jackson of NY representative with respect to the current availability of the Fixed Account Options and the availability of DCA+.

Earnings Sweep. You can choose to move your earnings from the source accounts (only applicable from the one-year Fixed Account Option, if currently available, and the Money Market Investment Division).  There is no charge for Earnings Sweep.

Rebalancing. You can arrange to have us automatically reallocate your Contract Value among Investment Divisions and the one-year Fixed Account Option (if currently available) periodically to maintain your selected allocation percentages.  Rebalancing will terminate if your rebalancing program includes the one-year Fixed Account Option and (i) we impose any transfer restrictions on the one-year Fixed Account Option as discussed in numbered paragraphs 1-4 under “Transfers and Frequent Transfer Restrictions” or (ii) we exercise our right to require that any premiums allocated to the one-year Fixed Account Option be automatically transferred out of that option over a period of time that we specify.  In that case, however, you could re-elect automatic rebalancing without the one-year Fixed Account Option.  Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing Investment Divisions.  There is no charge for Rebalancing.

You may cancel a Dollar Cost Averaging, Earnings Sweep or Rebalancing program using whatever methods you use to change your allocation instructions.

Free Look. You may return your Contract to the selling agent or us within twenty days after receiving it.  We will return

●	the Contract Value in the Investment Divisions, plus
●	the full amount of premium you allocated to the Fixed Account (minus any withdrawals) , including any fees or other charges .

We will determine the Contract Value in the Investment Divisions as of the date the request for refund is mailed to us, or the date you return it to the selling agent.  We will return premium payments where required by law.

Advertising. From time to time, we may advertise several types of performance of the Investment Divisions.

●	Total return is the overall change in the value of an investment in an Investment Division over a given period of time.
●	Standardized average annual total return is calculated in accordance with SEC guidelines.
●
Non-standardized total return may be for periods other than those required by, or may otherwise differ from, standardized average annual total return.  For example, if a Fund has been in existence longer than the Investment Division, we may show non-standardized performance for periods that begin on the inception date of the Fund, rather than the inception date of the Investment Division.

●	Yield refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period.  Performance will reflect the deduction of the mortality and expense risk and administration charges and may reflect the deduction of the annual contract maintenance and withdrawal charges.

Modification of Your Contract. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract.  Any change or waiver must be in writing.  We may change the terms of your Contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary.

Confirmation of Transactions.  We will send you a written statement confirming that a financial transaction, such as a premium payment, withdrawal, or transfer has been completed.  This confirmation statement will provide details about the transaction.  Certain transactions which are made on a periodic or systematic basis will be confirmed in a quarterly statement only.

It is important that you carefully review the information contained in the statements that confirm your transactions.  If you believe an error has occurred you must notify us in writing within 30 days of receipt of the statement so we can make any appropriate adjustments.  If we do not receive notice of any such potential error, we may not be responsible for correcting the error.

Legal Proceedings.  There are no material legal proceedings, other than the ordinary routine litigation incidental to the business to which Jackson of NY is a party. Jackson, Jackson of NY’s parent, is a defendant in a number of civil proceedings similar to other litigation brought against many life insurers alleging misconduct in the sale or administration of insurance products. The litigation currently pending against Jackson asserts various theories of liability and purports to be filed on behalf of individuals or differing classes of persons in the United States who purchased either life insurance or annuity products, or were assigned interests in those products, from Jackson during periods ranging from 1981 to present. Jackson has retained national and local counsel experienced in the handling of such litigation.  To date, such litigation has either been resolved by Jackson on a non-material basis, or is being vigorously defended.  Jackson accrues for legal contingencies once the contingency is deemed to be probable and estimable.  Please see the Jackson National Life Insurance Company and Subsidiaries Consolidated Financial Statements for the year ending December 31, 2010, for information concerning such amounts that have been accrued.  At this time, it is not feasible to make a meaningful estimate of the amount or range of any additional losses that could result from an unfavorable outcome in such actions.

PRIVACY POLICY

Collection of Nonpublic Personal Information. We collect nonpublic personal information (financial and health) about you from some or all of the following sources:

●	Information we receive from you on applications or other forms;
●	Information about your transactions with us;
●	Information we receive from a consumer reporting agency;
●	Information we obtain from others in the process of verifying information you provide us; and
●	Individually identifiable health information, such as your medical history, when you have applied for a life insurance policy.

Disclosure of Current and Former Customer Nonpublic Personal Information. We will not disclose our current and former customers' nonpublic personal information to affiliated or nonaffiliated third parties, except as permitted by law.  To the extent permitted by law, we may disclose to either affiliated or nonaffiliated third parties all of the nonpublic personal financial information that we collect about our customers, as described above.

In general, any disclosures to affiliated or nonaffiliated parties will be for the purpose of them providing services for us so that we may more efficiently administer your Contract and process the transactions and services you request.  We do not sell information to either affiliated or non-affiliated parties.

We also share customer name and address information with unaffiliated mailers to assist in the mailing of company newsletters and other Contract Owner communications.  Our agreements with these third parties require them to use this information responsibly and restrict their ability to share this information with other parties.

We do not internally or externally share nonpublic personal health information other than, as permitted by law, to process transactions or to provide services that you have requested.  These transactions or services include, but are not limited to, underwriting life insurance policies, obtaining reinsurance of life policies and processing claims for waiver of premium, accelerated death benefits, terminal illness benefits or death benefits.

You should know that your representative is independent of Jackson of NY.  He or she is responsible for the use and security of information you provide him or her.  Please contact your representative if you have questions about his or her privacy policy.

Security to Protect the Confidentiality of Nonpublic Personal Information.  We have security practices and procedures in place to prevent unauthorized access to your nonpublic personal information.  Our practices of safeguarding your information help protect against the criminal use of the information.  Our employees are bound by a Code of Conduct requiring that all information be kept in strict confidence, and they are subject to disciplinary action for violation of the Code.

We restrict access to nonpublic personal information about you to our employees, agents and contractors.  We maintain physical, electronic and procedural safeguards that comply with federal and state regulations to guard your nonpublic personal information.

TABLE OF CONTENTS OF
THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History
Services
Purchase of Securities Being Offered
Underwriters
Calculation of Performance
Additional Tax Information
Annuity Provisions
Net Investment Factor
Financial Statements of the Separate Account
Financial Statements of Jackson of NY

APPENDIX A

TRADEMARKS, SERVICE MARKS, AND RELATED DISCLOSURES

“JNL®,” “Jackson National®” and “Jackson®” are trademarks or service marks of Jackson National Life Insurance Company.

Goldman Sachs is a registered service mark of Goldman, Sachs & Co.

APPENDIX B

BROKER-DEALER SUPPORT

Below is a complete list of broker-dealers that received marketing and distribution and/or administrative support in 2010 from the Distributor in relation to the sale of our variable insurance products.

1st Global Capital Corporation	CFD Investments, Inc.	G.A. Repple & Company	Kenai Investments Inc.
Allen & Company	Coastal Equities	G.W. Sherwood Associates, Inc.	Key Investments
American Equity Investment Crp	Commonwealth Financial Network	Geneos Wealth Management, Inc.	KMS Financial Services Inc.
American Funds	Community Bankers Securities	Genworth Financial Securities	Koehler Financial, LLC
American Independent Securities Group	Comprehensive Asset Mgmt and Servicing, Inc.	Girard Securities, Inc.	Kovack Securities, Inc.
American Investors Company	Coordinated Capital Securities	Great American Advisors, Inc.	Labrunerie Financial, Inc.
American Portfolios Financial Services, Inc.	Cornerstone Wealth Advisor Inc.	GWN Securities, Inc.	Lasalle St Securities LLC
Ameriprise Advisor Services	Crowell, Weedon & Company	H. Beck, Inc.	Legend Equities Corp.
Ameritas Investment Corp.	Crown Capital Securities L.P.	H.D. Vest Investment Securities	Leonard & Company
Arvest Asset Management	Cuna Brokerage Services	Hantz Financial Services, Inc.	Liberty Partners Financial
Askar Corp	CUSO Financial Services	Harbor Financial Services	Lincoln Financial Advisors
Aurora Capital LLC	D.A. Davidson & Co.	Harbour Investment, Inc.	Lincoln Financial Securities
Ausdal Financial Partners Inc.	D H Hill Securities LLP	Harger & Company	Lincoln Investment Planning
AXA Advisors LLC	Davenport & Company, LLC	Harris Investors Services	Lowell & Company Inc.
BancWest Investment Services Inc.	David A. Noyes & Company	Harvest Capital LLC	LPL Financial Corporation
BB&T Investment Services Inc.	Delta Equity Services	Hazard & Siegel, Inc.	M & T Securities
BCG Securities	Dewaay Financial Network, LLC	HBW Securities	M&I Financial Advisors, Inc.
Beneficial Investment Services	Eagle One Investments, LLC	Hilliard Lyons	M. Griffith, Inc.
Benjamin F. Edwards & Co. Inc.	Equable Securities Corp	Hornor Townsend & Kent, Inc.	Madison Avenue Securities
Berthel Fisher & Company Financial Services	Equitas America	HSBC Securities	Main Street Securities
Bestvest Investments LTD	Equity Services, Inc.	Huntington Investment Company	Merrill Lynch, Pierce, Fenner
BFT Financial Group	Essex National Securities, Inc.	IBN Financial Services	& Smith, Inc.
BOSC, Inc.	Fifth Third Securities	IMS Securities	Metlife Securities
Brewer Financial Services	Financial Advisers of America	Independence Capital Company	Michigan Securities Inc.
Bristol Financial Services Inc.	Financial Network Investment	Independent Financial Group	Mid Atlantic Securities Inc.
Broker Dealer Financial	Financial Telesis Inc.	Infinex Investments Inc.	MidAmerica Financial Services
BrokersXpress, LLC	Financial West Investment Group	ING Financial Advisers	Milkie/Ferguson Investments
Brookstone Securities	Fintegra Financial Solutions	ING Financial Partners Inc.	MML Investors Services Inc.
Cadaret, Grant & Company	First Allied Securities, Inc.	Institutional Securities Corp.	Moloney Securities Co., Inc.
Cambridge Investment Research	First Citizens Investor Services	InterCarolina Financial Services	Money Concepts Capital Corp.
Cantella & Co, Inc.	First Citizens Securities Corp.	Invest Financial Corporation	Money Management Advisory, Inc.
Cape Securities Inc.	First Financial Equity	Investacorp, Inc.	Morgan Keegan & Company
Capital Financial Services	First Heartland Capital, Inc.	Investment Centers of America, Inc.	Multi-Financial Securities Corp.
Capital Financial Solutions	First Independent Financial	Investment Professionals, Inc.	Mutual of Omaha Investor Services, Inc.
Capital Growth Resources	First Liberties Financial	Investors Capital Corp.	Mutual Trust Company
Capital Guardian LLC	First Merit Financial Services	Investors Security Co Inc.	National Planning Corporation
Capital Investment Group	Foothill Securities, Inc.	J P Turner & Company, LLC	Navy Federal Brokerage Services
Capitol Securities Management	Foresters Equity Services Inc.	J W Cole Financial Inc.	Neidiger Tucker Bruner, Inc.
Capwest Securities, Inc.	Fortune Financial Services	Janney Montgomery Scott LLC	Newbridge Securities Corporation
Centaurus Financial, Inc.	Founders Financial Securities	J.J.B. Hilliard, W.L. Lyons, Inc.	Newport Coast Securities, Inc.
Center Street Securities	FSC Securities Corporation	JRL Capital Corporation	NEXT Financial Group, Inc.

NFP Securities, Inc.	RBC Capital Markets Corp.	St. Bernard Financial Services	United Planners
Northeast Securities, Inc.	Regal Securities Inc.	Sterne Agee Financial Services	USA Financial Securities Corp.
Northridge Securities Corp.	Resource Horizons Group	Stifel Nicolaus & Company	UVEST
NPB Financial Group	Ridgeway & Conger Inc.	Stonehurst Securities, Inc.	Valic Financial Advisors, Inc.
NRP Financial, Inc.	Robert W Baird & Company, Inc.	Strategic Financial Alliance	Valley National Investments
OneAmerica Securities	Rogan & Associates, Inc.	Summit Brokerage Services, Inc.	Valmark Securities, Inc.
Oppenheimer & Co., Inc.	Royal Alliance Associates, Inc.	Summit Equities Inc.	Vanderbilt Securities LLC
Pacific West	Royal Securities	Sunset Financial Services, Inc.	VSR Financial Services, Inc.
Packerland Brokerage Services	Sagepoint Financial, Inc.	SWBC Investment Services, LLC	Wall Street Financial Inc.
Park Avenue Securities	Sammons Securities Company, LLC	Symetra Investment Services	Walnut Street Securities
Paulson Investment Company	Sanders Morris Harris, Inc.	Synergy Investment Group	Waterford Investor Services
People’s Securities, Inc.	Securian Financial Services	The Investment Center, Inc.	Wayne Hummer Investments
Planmember Securities	Securities America, Inc.	The Leaders Group, Inc.	Wedbush Morgan Securities
Presidential Brokerage, Inc.	Securities Service Network	The O.N. Equity Sales Company	Wells Fargo Advisors LLC
Prime Capital Services Inc.	Sigma Financial Corporation	Thrivent Investment Management	Western Equity Group
Primevest Financial Services, Inc.	Signator Investors, Inc.	Tower Square Securities, Inc.	Westminster Financial
Pro Equities, Inc.	SII Investments, Inc.	Transamerica Financial Advisors, Inc.	WFG Investments, Inc.
Professional Asset Management	Silver Oak Securities	Triad Advisors, Inc.	Williams Financial Group
Prospera Financial Services, Inc.	SMH Capital, Inc.	Triune Capital Advisors	Woodbury Financial Services, Inc.
Purshe Kaplan Sterling	Sorrento Pacific Financial, LLC	Trustmont Financial Group	Workman Securities
QA3 Financial Corporation	Southeast Investments	U.S. Bancorp Investments, Inc.	World Equity Group, Inc.
Quest Securities	Southwest Securities Financial Services	UBS Financial Services, Inc.	World Group Securities Inc.
Questar Capital Corp	Spectrum Capital	UnionBanc Investment Services LLC	WRP Investments Inc.
Raymond James	Spire Securities, LLC	United Equity Securities	Wunderlich Securities

Questions: If you have any questions about your Contract, you may contact us at:
Jackson of NY Service Center:	1 (800) 599-5651 (8 a.m. - 8 p.m. ET)
Mail Address:	P.O. Box 30313, Lansing, Michigan 48909-7813
Delivery Address:	1 Corporate Way, Lansing, Michigan 48951
Jackson of NY IMG Service Center:	1 (888) 464-7779 (8 a.m. - 8 p.m. ET)
(for Contracts purchased through a bank or another financial institution)
Mail Address:	P.O. Box 30313, Lansing, Michigan 48909-7813
Delivery Address:	1 Corporate Way, Lansing, Michigan 48951
Home Office:	2900 Westchester Avenue, Purchase, New York 10577

STATEMENT OF ADDITIONAL INFORMATION

December 30, 2011

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM FIXED AND
VARIABLE DEFERRED ANNUITY CONTRACTS

ISSUED BY THE JNLNY SEPARATE ACCOUNT I
OF JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK®

This Statement of Additional Information (SAI) is not a prospectus.  It contains information in addition to and more detailed than set forth in the Prospectus and should be read in conjunction with the Prospectus dated December 30, 2011.  The Prospectus may be obtained from Jackson National Life Insurance Company of New York (Jackson of NY®) by writing P.O. Box 30902, Lansing, Michigan 48909-8402, or calling 1-800-599-5651.

General Information and History

JNLNY Separate Account I (Separate Account) is a separate investment account of Jackson of NY.  In September 1997, the company changed its name from First Jackson National Life Insurance Company to its present name.  Jackson of NY is a wholly owned subsidiary of Jackson National Life Insurance Company® (Jackson®), and is ultimately a wholly owned subsidiary of Prudential plc, London, England, a life insurance company in the United Kingdom.

Services

Jackson of NY is the custodian of the assets of the Separate Account. Jackson of NY holds all cash of the Separate Account and attends to the collection of proceeds of shares of the underlying Fund bought and sold by the Separate Account.

The financial statements of JNLNY Separate Account I and Jackson National Life Insurance Company of New York for the periods indicated have been included herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.   KPMG LLP is located at 303 East Wacker Drive, Chicago, Illinois 60601 .

Purchase of Securities Being Offered

The Contracts will be sold by licensed insurance agents.  The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the Financial Industry Regulatory Authority (FINRA).

Underwriters

The Contracts are offered continuously and are distributed by Jackson National Life Distributors LLC (JNLD), 7601 Technology Way, Denver, Colorado 80237.  JNLD is a subsidiary of Jackson.

We expect to compensate broker/dealers selling the Contracts.

Calculation of Performance

When Jackson of NY advertises performance for an Investment Division (except the JNL/WMC Money Market Division), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts.  Standardized average annual total return for an Investment Division will be shown for periods beginning on the date the Investment Division first invested in the corresponding Fund.  We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission.

Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in an Investment Division at the offering on the first day of the period ("initial investment"), and computing the average annual compounded rate of return for the period that would equate the initial investment with the ending redeemable value ("redeemable value") of that investment at the end of the period, carried to at least the nearest hundredth of a percent.  Standardized average annual total return reflects the deduction of all recurring charges that are charged to all Contracts.  The redeemable value also reflects the effect of any applicable withdrawal charge or other charge that may be imposed at the end of the period.  No deduction is made for premium taxes that may be assessed by certain states.

Jackson of NY may also advertise non-standardized total return on an annualized and cumulative basis.  Non-standardized total return may be for periods other than those required to be presented or may otherwise differ from standardized average annual total return.  The Contract is designed for long-term investment; therefore, Jackson of NY believes that non-standardized total return that does not reflect the deduction of any applicable withdrawal charge may be useful to investors.  Reflecting the deduction of the withdrawal charge decreases the level of performance advertised.  Non-standardized total return may also assume a larger initial investment that more closely approximates the size of a typical Contract.

Standardized average annual total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication.  Both standardized average annual total return quotations and non-standardized total return quotations will be based on rolling calendar quarters and will cover at least periods of one, five, and ten years, or a period covering the time the Investment Division has been in existence, if it has not been in existence for one of the prescribed periods.

Quotations of standardized average annual total return and non-standardized total return are based upon historical earnings and will fluctuate.  Any quotation of performance should not be considered a guarantee of future performance.  Factors affecting the performance of an Investment Division and its corresponding Fund include general market conditions, operating expenses and investment management.  An owner's withdrawal value upon surrender of a Contract may be more or less than its original cost.

Jackson of NY may advertise the current annualized yield for a 30-day period for an Investment Division. The annualized yield of an Investment Division refers to the income generated by the Investment Division over a specified 30-day period.  Because this yield is annualized, the yield generated by an Investment Division during the 30-day period is assumed to be generated each 30-day period.  The yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

Where:

a	=	net investment income earned during the period by the Fund attributable to shares owned by the Investment Division.
b	=	expenses for the Investment Division accrued for the period (net of reimbursements).
c	=	the average daily number of accumulation units outstanding during the period.
d	=	the maximum offering price per accumulation unit on the last day of the period.

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission.  Accrued expenses will include all recurring fees that are charged to all Contracts.

Because of the charges and deductions imposed by the Separate Account, the yield for an Investment Division will be lower than the yield for the corresponding Fund.  The yield on amounts held in the Investment Divisions normally will fluctuate over time.  Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return.  An Investment Division's actual yield will be affected by the types and quality of portfolio securities held by the Fund and the Funds operating expenses.

Any current yield quotations of the JNL/WMC Money Market Division will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent.  We may advertise yield for the Division based on different time periods, but we will accompany it with a yield quotation based on a seven calendar day period.  The JNL/WMC Money Market Division's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from Contracts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7).  The JNL/WMC Money Market Division's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Division.

The JNL/WMC Money Market Division's yield and effective yield will fluctuate daily.  Actual yields will depend on factors such as the type of instruments in the Fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the Fund's expenses.  Although the Investment Division determines its yield on the basis of a seven calendar day period, it may use a different time period on occasion.  The yield quotes may reflect the expense limitations described in the Fund's Prospectus or Statement of Additional Information.  There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant.  It should be noted that neither a Contract owner's investment in the JNL/WMC Money Market Division nor that Division's investment in the JNL/WMC Money Market Division is guaranteed or insured.  Yields of other money market Funds may not be comparable if a different base or another method of calculation is used.

Additional Tax Information

NOTE: INFORMATION CONTAINED HEREIN SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISER.  JACKSON OF NY DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS.  PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT OTHER SPECIAL RULES MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS OR TO COMPARE THE TAX TREATMENT OF THE CONTRACTS TO THE TAX TREATMENT OF ANY OTHER INVESTMENT.

Jackson of NY's Tax Status

Jackson of NY is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code").  For federal income tax purposes, the Separate Account is not a separate entity from Jackson of NY and its operations form a part of Jackson of NY.

Taxation of Annuity Contracts in General

Section 72 of the Code governs the taxation of annuities in general.  An individual owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a withdrawal or as annuity payments under the annuity option elected.  For a withdrawal received as a total surrender (total redemption or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract.  For a payment received as a partial withdrawal from a non-qualified Contract, federal tax liability is generally determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the Contract is withdrawn. In the case of a partial withdrawal under a tax-qualified Contract, a ratable portion of the amount received is taxable. For Contracts issued in connection with non-qualified plans, the cost basis is generally the premiums, while for Contracts issued in connection with tax-qualified plans there may be no cost basis.  The taxable portion of a withdrawal is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income.  All annuity payments in excess of the exclusion amount are fully taxable at ordinary income rates.

The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract.  The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the fixed or estimated number of years for which annuity payments are to be made.  No exclusion is allowed with respect to any payments received after the investment in the Contract has been recovered (i.e., when the total of the excludable amounts equals the investment in the Contract).  For certain types of tax-qualified plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code.

Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of distributions.

Withholding Tax on Distributions

The Code generally requires Jackson of NY (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a Contract. For "eligible rollover distributions" from Contracts issued under certain types of tax-qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct transfer.  This requirement is mandatory and cannot be waived by the owner.

An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, from a tax sheltered annuity qualified under Section 403(b) of the Code or an eligible deferred compensation plan of a state or local government under Section 457(b) of the Code (other than (1) a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; (2) minimum distributions required to be made under the Code; and (3) hardship withdrawals).  Failure to "roll over" the entire amount of an eligible rollover distribution (including the amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a Contract other than eligible rollover distributions are also subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement.  If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%.  If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming three withholding exemptions.

Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to 30% of such amount or, if applicable, a lower treaty rate.  A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

Diversification -- Separate Account Investments

Section 817(h) of the Code imposes certain asset diversification standards on variable annuity Contracts. The Code provides that a variable annuity Contract will not be treated as an annuity Contract for any period (and any subsequent period) for which the investments held in any segregated asset account underlying the Contract are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity Contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract.  The Code contains a safe harbor provision which provides that annuity Contracts, such as the Contracts, meet the diversification requirements if, as of the last day of each calendar quarter, or within 30 days after such last day, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued Regulations establishing diversification requirements for the mutual Funds underlying variable Contracts.  These Regulations amplify the diversification requirements for variable Contracts set forth in the Code and provide an alternative to the safe harbor provision described above.  Under these Regulations, a mutual Fund will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the mutual Fund is represented by any one investment; (2) no more than 70% of the value of the total assets of the mutual Fund is represented by any two investments; (3) no more than 80% of the value of the total assets of the mutual Fund is represented by any three investments; and (4) no more than 90% of the value of the total assets of the mutual Fund is represented by any four investments.

Jackson of NY intends that each Fund of the JNL Series Trust and Curian Variable Series Trust will be managed by its respective investment adviser in such a manner as to comply with these diversification requirements.

At the time the Treasury Department issued the diversification Regulations, it did not provide guidance regarding the circumstances under which Contract owner control of the investments of a segregated asset account would cause the Contract owner to be treated as the owner of the assets of the segregated asset account.  Revenue Ruling 2003-91 provides such guidance by describing the circumstances under which the owner of a variable contract will not possess sufficient control over the assets underlying the contract to be treated as the owner of those assets for federal income tax purposes.

Rev. Rul. 2003-91 considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets.  Under the contracts in Rev. Rul. 2003-91 there was no arrangement, plan, contract or agreement between the contract owner and the insurance company regarding the availability of a particular investment option and other than the contract owner's right to allocate premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts were made by the insurance company or an advisor in its sole and absolute discretion.  Twelve investment options were available under the contracts in Rev. Rul. 2003-91 although the insurance company had the right to increase (but to no more than 20) or decrease the number of sub-accounts at any time.  The contract owner was permitted to transfer amounts among the various investment options without limitation, subject to incurring fees for more than one transfer per 30-day period.

Like the contracts described in Rev. Rul. 2003-91, under the Contract there will be no arrangement, plan, contract or agreement between a Contract owner and Jackson of NY regarding the availability of a particular Allocation Option and other than the Contract owner's right to allocate premiums and transfer funds among the available Allocation Options, all investment decisions concerning the Allocation Options will be made by Jackson of NY or an advisor in its sole and absolute discretion.  The Contract will differ from the contracts described in Rev. Rul. 2003-91 in two respects.  The first difference is that the contracts described in Rev. Rul. 2003-91 provided only 12 investment options with the insurance company having the ability to add an additional 8 options whereas the Contract offers  22 Investment Divisions and at least one Fixed Account option, although a Contract owner's Contract Value can be allocated to no more than 18 fixed and variable options at any one time.  The second difference is that the owner of a contract in Rev. Rul. 2003-91 could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract owner can make 15 transfers in any one year without a charge.

Rev. Rul. 2003-91 states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.  Jackson of NY does not believe that the differences between the Contract and the contracts described in Rev. Rul. 2003-91 with respect to the number of investment choices and the number of investment transfers that can be made under the Contract without an additional charge should prevent the holding in Rev. Rul. 2003-91 from applying to the owner of a Contract.  At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance.  Jackson of NY reserves the right to modify the Contract to the extent required to maintain favorable tax treatment.

Multiple Contracts

The Code provides that multiple non-qualified annuity Contracts that are issued within a calendar year to the same Contract owner by one company or its affiliates are treated as one annuity Contract for purposes of determining the tax consequences of any distribution.  Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple Contracts.  For purposes of this rule, Contracts received in a Section 1035 exchange will be considered issued in the year of the exchange.  Owners should consult a tax adviser prior to purchasing more than one annuity Contract in any calendar year.

Partial 1035 Exchanges

Section 1035 of the Code provides that an annuity Contract may be exchanged in a tax-free transaction for another annuity Contract.  Historically, it was presumed that only the exchange of an entire Contract, as opposed to a partial exchange, would be accorded tax-free status.  In 1998 in Conway v. Commissioner, the Tax Court held that the direct transfer of a portion of an annuity Contract into another annuity Contract qualified as a non-taxable exchange.  In response to the Conway decision, the IRS issued Notice 2003-51 and Revenue Procedure 2008-24. In accordance with these rulings, the IRS will consider a partial exchange valid if there is either no withdrawal from, or surrender of, either the surviving annuity contract or the new annuity contract within 12 months of the date of the partial exchange or if the owner can demonstrate that they have met certain conditions under Section 72(a)(2) or had any life event similar to these conditions that occurred between the date of the exchange and the date of the withdrawal or surrender.  In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of life events may be approved by the Internal Revenue Service.  Due to the uncertainty in this area owners should consult their own tax advisers prior to entering into a partial exchange of an annuity Contract.

Contracts Owned by Other than Natural Persons

Under Section 72(u) of the Code, the investment earnings on premiums for Contracts will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities.  Such Contracts generally will not be treated as annuities for federal income tax purposes (except for the taxation of life insurance companies).  However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by certain tax-qualified plans.  Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

Tax Treatment of Assignments

An assignment or pledge of a Contract may have tax consequences.  Any assignment or pledge of a tax-qualified Contract may also be prohibited by ERISA in some circumstances.  Owners should, therefore, consult competent legal advisers should they wish to assign or pledge their Contracts.

An assignment or pledge of all or any portion of the value of a Non-Qualified Contract is treated under Section 72 of the Code as an amount not received as an annuity.  The value of the Contract assigned or pledged that exceeds the aggregate premiums paid will be included in the individual's gross income.  In addition, the amount included in the individual's gross income could also be subject to the 10% penalty tax discussed below under Non-Qualified Contracts.

An assignment or pledge of all or any portion of the value of a Qualified Contract will disqualify the Qualified Contract.  If the Qualified Contract is part of a qualified pension or profit-sharing plan, the Code prohibits the assignment or alienation of benefits provided under the plan.  If the Qualified Contract is an IRA annuity or a 403(b) annuity, the Code requires the Qualified Contract to be nontransferable.  If the Qualified Contract is part of an eligible deferred compensation plan, amounts cannot be made available to plan participants or beneficiaries: (1) until the calendar year in which the participant attains age 70 1/2; (2) when the participant has a severance from employment; or (3) when the participant is faced with an unforeseeable emergency.

Death Benefits

Any death benefits paid under the Contract are taxable to the beneficiary.  The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments.  Estate or gift taxes may also apply.

Tax-Qualified Plans

The Contracts offered by the Prospectus are designed to be suitable for use under various types of tax-qualified plans.  Taxation of owners of a tax-qualified Contract will vary based on the type of plan and the terms and conditions of each specific plan.  Owners, annuitants and beneficiaries are cautioned that benefits under a tax-qualified Contract may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the Contracts issued to Fund the plan. Owners, annuitant and beneficiaries are also reminded that a tax-qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a tax-qualified plan that is already tax-deferred.

Tax Treatment of Withdrawals

Non-Qualified Contracts

Section 72 of the Code governs treatment of distributions from annuity Contracts.  It provides that if the contract value exceeds the aggregate premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal.  Withdrawn earnings are included in a taxpayer's gross income.  Section 72 further provides that a 10% penalty will apply to the income portion of any distribution.  The penalty is not imposed on amounts received: (1) after the taxpayer reaches 59 1/2; (2) upon the death of the owner; (3) if the taxpayer is totally disabled as defined in Section 72(m)(7) of the Code; (4) in a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (5) under an immediate annuity; or (6) which are allocable to premium payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 ½ or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Tax-Qualified Contracts

In the case of a withdrawal under a tax-qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan.  Special tax rules may be available for certain distributions from a tax-qualified Contract.  Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities), individual retirement accounts and annuities under 408(a) and (b) (IRAs) and Roth IRAs under 408A.  To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (1) distributions made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose "disability" is defined in Section 72(m)(7) of the Code); (3) distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (4) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions made on account of an IRS levy upon the qualified Contracts; (8) distributions from an IRA after separation from employment for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract owner or annuitant (as applicable) and his or her spouse and dependents if the Contract owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Contract owner or annuitant (as applicable) has been re-employed for at least 60 days); (9) distributions from an IRA made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) (as applicable) for the taxable year; and (10) distributions from an  IRA made to the owner or annuitant (as applicable) which are qualified first time home buyer distributions (as defined in Section 72(t)(8) of the Code).  The exceptions stated in items (4) and (6) above do not apply in the case of an IRA.  The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 59 1/2, severs employment, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship.  Hardship withdrawals do not include any earnings on salary reduction contributions.  These limitations on withdrawals apply to: (1) salary reduction contributions made after December 31, 1988; (2) income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988.  The limitations on withdrawals do not affect rollovers or exchanges between certain tax-qualified plans.  Tax penalties may also apply.  While the foregoing limitations only apply to certain Contracts issued in connection with Section 403(b) plans, all owners should seek competent tax advice regarding any withdrawals or distributions.

The taxable portion of a withdrawal or distribution from tax-qualified Contracts may, under some circumstances, be "rolled over" into another eligible plan so as to continue to defer income tax on the taxable portion.  Such treatment is available for an "eligible rollover distribution" made by certain types of plans (as described above under "Taxes – Withholding Tax on Distributions") that is transferred within 60 days of receipt into another eligible plan or an IRA.  Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

Amounts received from IRAs may also be rolled over into other IRAs or certain other plans, subject to limitations set forth in the Code.

Prior to the date that annuity payments begin under an annuity Contract, the required minimum distribution rules applicable to defined contribution plans and IRAs will be used.  Generally, distributions from a tax-qualified plan must commence no later than April 1 of the calendar year following the year in which the employee attains the later of age 70 1/2 or the date of retirement.  In the case of an IRA, distributions must commence no later than April 1 of the calendar year following the year in which the owner attains age 70 1/2. Required distributions from defined contribution plans and IRAs are determined by dividing the account balance by the appropriate distribution period found in a uniform lifetime distribution table set forth in IRS regulations.  For this purpose, the entire interest under an annuity Contract is the account value under the Contract plus the actuarial value of any other benefits such as guaranteed death benefits that will be provided under the Contract.

If the sole beneficiary is the Contract holder's or employee's spouse and the spouse is more than 10 years younger than the employee, a longer distribution period measured by the joint life and last survivor expectancy of the Contract holder employee and spouse is permitted to be used. Distributions under a defined benefit plan or an annuity Contract must be paid in the form of periodic annuity payments for the employee's life (or the joint lives of the employee and beneficiary) or over a period certain that does not exceed the period under the uniform lifetime table for the employee's age in the year in which the annuity starting date occurs.  If the required minimum distributions are not made, a 50% penalty tax on the amount not distributed is imposed on the individual.

Types of Tax-Qualified Plans

The Contracts offered herein are designed to be suitable for use under various types of tax-qualified plans.  Taxation of participants in each tax-qualified plan varies with the type of plan and terms and conditions of each specific plan.  Owners, Annuitants and Beneficiaries are cautioned that benefits under a tax-qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan.  Some retirement plans are subject to distribution and other requirements that are not incorporated into Jackson of NY's administrative procedures.  Jackson of NY is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless Jackson of NY specifically consents to be bound.  Owners, Annuitants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

A tax-qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a tax-qualified plan that is tax deferred.  However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a tax-qualified plan.  Following are general descriptions of the types of tax-qualified plans with which the Contracts may be used.  Such descriptions are not exhaustive and are for general informational purposes only.  The tax rules regarding tax-qualified plans are very complex and will have differing applications depending on individual facts and circumstances.  Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a tax-qualified plan.

Contracts issued pursuant to tax-qualified plans include special provisions restricting Contract provisions that may otherwise be available as described herein.  Generally, Contracts issued pursuant to tax-qualified plans are not transferable except upon surrender or annuitization.  Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations.  Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Tax-Qualified Contracts.  (See "Tax Treatment of Withdrawals – Tax-Qualified Contracts" above.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women.  The Contracts sold by Jackson of NY in connection with certain Tax-Qualified Plans will utilize tables that do not differentiate on the basis of sex.  Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

(a) Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c) (3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not included in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code.  Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Employee loans are not allowed under these Contracts.  Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "individual retirement annuity" ("IRA annuity"). Under applicable limitations, certain amounts may be contributed to an IRA annuity that will be deductible from the individual's gross income.  IRA annuities are subject to limitations on eligibility, contributions, transferability and distributions.  Sales of IRA annuities are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA.  Purchasers of Contracts to be qualified as IRA annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(c) Roth IRA Annuities

Section 408A of the Code provides that individuals may purchase a non-deductible IRA annuity, known as a Roth IRA annuity.  Purchase payments for Roth IRA annuities are limited to a maximum of $5,000 for 2011.  The limit will be adjusted annually for inflation in $500 increments.  In addition, the Act allows individuals age 50 and older to make additional catch-up IRA contributions.  The otherwise maximum contribution limit (before application of adjusted gross income phase-out limits) for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $1,000.  The same contribution and catch-up contributions are also available for purchasers of Traditional IRA annuities.

Lower maximum limitations apply to individuals above certain adjusted gross income levels.  For 2011, these levels are $107,000 in the case of single taxpayers, $169,000 in the case of married taxpayers filing joint returns, and $0 in the case of married taxpayers filing separately.  These levels are indexed annually in $1,000 increments.  An overall $5,000 annual limitation (increased as discussed above) continues to apply to all of a taxpayer's IRA annuity contributions, including Roth IRA annuities and non-Roth IRA annuities.

Qualified distributions from Roth IRA annuities are free from federal income tax.  A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor.  Any distribution that is not a qualified distribution is taxable to the extent of earnings in the distribution.  Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA annuity.  The 10% penalty tax and the regular IRA annuity exceptions to the 10% penalty tax apply to taxable distributions from Roth IRA annuities.

Amounts may be rolled over from one Roth IRA annuity to another Roth IRA annuity.  Furthermore, an individual may make a rollover contribution from a non-Roth IRA annuity to a Roth IRA annuity.  The individual must pay tax on any portion of the IRA annuity being rolled over that would be included in income if the distributions were not rolled over.  For rollovers in 2010, the income may be reported ratably in 2011 and 2012. There are no similar limitations on rollovers from one Roth IRA annuity to another Roth IRA annuity.

(d) Pension and Profit-Sharing Plans

The Internal Revenue Code permits employers, including self-employed individuals, to establish various types of qualified retirement plans for employees.  These retirement plans may permit the purchase of the Contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design.  However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, transferability of benefits, withdrawals and surrenders. Purchasers of Contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(e) Eligible Deferred Compensation Plans -- Section 457

Under Code provisions, employees and independent contractors performing services for state and local governments and other tax-exempt organizations may participate in eligible deferred compensation plans under Section 457 of the Code.  The amounts deferred under a Plan that meets the requirements of Section 457 of the Code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary.  As a general rule, the maximum amount that can be deferred in any one year is the lesser of 100% of the participant's includible compensation or the $16,500 elective deferral limitation in 2011.  The limit is indexed for inflation in $500 increments annually thereafter.  In addition, the Act allows individuals in eligible deferred compensation plans of state or local governments age 50 and older to make additional catch-up contributions.  The otherwise maximum contribution limit for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $5,500. The same contribution and catch-up contributions are also available for participants in qualified pension and profit-sharing plans and tax-sheltered annuities under Section 403(b) of the Code.

In limited circumstances, the plan may provide for additional catch-up contributions in each of the last three years before normal retirement age.  Furthermore, the Code provides additional requirements and restrictions regarding eligibility and distributions.

All of the assets and income of an eligible deferred compensation plan established by a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries.  For this purpose, custodial accounts and certain annuity Contracts are treated as trusts.  The requirement of a trust does not apply to amounts under a Plan of a tax-exempt (non-governmental) employer.  In addition, the requirement of a trust does not apply to amounts under a Plan of a governmental employer if the Plan is not an eligible plan within the meaning of section 457(b) of the Code.  In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

In general, distributions from a Plan are prohibited under section 457 of the Code unless made after the participant:

●	attains age 70 1/2,

●	severs employment,
●	dies, or
●	suffers an unforeseeable financial emergency as defined in the regulations.

Under present federal tax law, amounts accumulated in a Plan of a tax-exempt (non-governmental) employer under section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other Plans under Section 457.   Amounts accumulated in a Plan of a state or local government employer may be transferred or rolled over to another eligible deferred compensation plan of a state or local government, an IRA, a qualified pension or profit-sharing plan or a tax-sheltered annuity under Section 403(b) of the Code.

Annuity Provisions

Variable Annuity Payment

The initial annuity payment is determined by taking the Contract value allocated to that Investment Division, less any premium tax and any applicable Contract charges, and then applying it to the income option table specified in the Contract.  The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified Plans and other employer-sponsored retirement plans, such classification is not permitted) and age of the annuitant and designated second person, if any.

The dollars applied are divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly payment.  That amount is divided by the value of an annuity unit as of the Income Date to establish the number of annuity units representing each variable payment.  The number of annuity units determined for the first variable payment remains constant for the second and subsequent monthly variable payments, assuming that no reallocation of Contract values is made.

The amount of the second and each subsequent monthly variable payment is determined by multiplying the number of annuity units by the annuity unit value as of the business day next preceding the date on which each payment is due.

The mortality and expense experience will not adversely affect the dollar amount of the variable annuity payments once payments have commenced.

Annuity Unit Value

The initial value of an annuity unit of each Investment Division was set when the Investment Divisions were established.  The value may increase or decrease from one business day to the next.  The income option tables contained in the Contract are based on a 1.0% per annum assumed investment rate.
The value of a fixed number of annuity units will reflect the investment performance of the Investment Divisions elected, and the amount of each payment will vary accordingly.

For each Investment Division, the value of an annuity unit for any business day is determined by multiplying the annuity unit value for the immediately preceding business day by the percentage change in the value of an accumulation unit from the immediately preceding business day to the business day of valuation, calculated by use of the Net Investment Factor, described below. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 1.0% per annum.

Net Investment Factor

The net investment factor is an index applied to measure the net investment performance of an Investment Division from one valuation date to the next. The net investment factor for any Investment Division for any valuation period during the accumulation and annuity phases is determined by dividing (a) by (b) and then subtracting (c) from the result where:

(a)	is the net result of:
	(1)	the net asset value of a Fund's share held in the Investment Division determined as of the valuation date at the end of the valuation period, plus
	(2)	the per share amount of any dividend or other distribution declared by the Fund if the "ex-dividend" date occurs during the valuation period, plus or minus
(3)
a per share credit or charge with respect to any taxes paid or reserved for by Jackson of NY during the valuation period which are determined by Jackson of NY to be attributable to the operation of the Investment Division (no federal income taxes are applicable under present law);

(b)	is the net asset value of the Fund share held in the Investment Division determined as of the valuation date at the end of the preceding valuation period; and
(c)
is the asset charge factor determined by Jackson for the valuation period to reflect the asset-based charges (the mortality and expense risk charge), administration charge, and any applicable charges for optional benefits.

Also see "Income Payments (The Income Phase)" in the Prospectus.

JNLNY Separate Account I

Financial Statements

December 31, 2010

JNLNY Separate Account I
Statements of Assets and Liabilities
December 31, 2010

					JNL/American		JNL/American	JNL/American
	JNL	JNL	JNL	JNL	Funds Blue Chip	JNL/American	Funds Global	Funds	JNL/American	JNL/American
	Institutional	Institutional	Institutional	Institutional	Income and	Funds Global	Small	Growth-	Funds	Funds New
	Alt 20	Alt 35	Alt 50	Alt 65	Growth	Bond	Capitalization	Income	International	World
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio

Assets
Investments, at value (a)	$22,417,478	$18,229,303	$32,486,874	$42,126,433	$9,396,411	$5,706,855	$6,409,168	$9,854,110	$4,824,671	$5,159,733
Receivables:
Investment securities sold	3,794	10,061	2,917	2,290	1,359	695	1,310	1,317	747	756
Sub-account units sold	64,819	9,168	11,971	17,886	25,332	1,883	109,425	7,810	30,914	19,356
Total assets	22,486,091	18,248,532	32,501,762	42,146,609	9,423,102	5,709,433	6,519,903	9,863,237	4,856,332	5,179,845

Liabilities
Payables:
Investment securities purchased	64,819	9,168	11,971	17,886	25,332	1,883	109,425	7,810	30,914	19,356
Sub-account units redeemed	2,836	9,292	1,550	477	969	439	1,019	908	543	536
Insurance fees due to Jackson
of New York	958	769	1,367	1,813	390	256	291	409	204	220
Total liabilities	68,613	19,229	14,888	20,176	26,691	2,578	110,735	9,127	31,661	20,112
Net assets (Note 7)	$22,417,478	$18,229,303	$32,486,874	$42,126,433	$9,396,411	$5,706,855	$6,409,168	$9,854,110	$4,824,671	$5,159,733

(a) Investment shares	1,565,466	1,211,249	2,097,280	2,621,433	904,371	546,111	574,813	942,977	444,670	454,202
Investments at cost	$20,329,511	$16,242,956	$29,118,548	$39,968,680	$8,562,485	$5,669,240	$5,787,137	$8,991,524	$4,451,143	$4,741,119

See notes to the financial statements.

JNLNY Separate Account I
Statements of Assets and Liabilities
December 31, 2010

					JNL/Capital
			JNL/Capital	JNL/Capital	Guardian				JNL/Franklin
	JNL/BlackRock	JNL/BlackRock	Guardian	Guardian Global	U.S.	JNL/Eagle	JNL/Eagle		Templeton	JNL/Franklin
	Commodity	Global	Global	Diversified	Growth	Core	SmallCap	JNL/Franklin	Global	Templeton
	Securities	Allocation	Balanced	Research	Equity	Equity	Equity	Templeton Founding	Growth	Income
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Strategy Portfolio	Portfolio	Portfolio
Assets
Investments, at value (a)	$31,623,300	$7,298,193	$18,133,177	$11,063,356	$20,024,681	$5,549,587	$29,936,116	$57,185,476	$9,349,260	$53,897,459
Receivables:
Investment securities sold	11,747	489	5,852	14,380	14,995	845	19,949	5,164	1,504	25,237
Sub-account units sold	110,391	9,708	4,823	323	1,675	363	51,064	20,718	2,564	38,739
Total assets	31,745,438	7,308,390	18,143,852	11,078,059	20,041,351	5,550,795	30,007,129	57,211,358	9,353,328	53,961,435

Liabilities
Payables:
Investment securities purchased	110,391	9,708	4,823	323	1,675	363	51,064	20,718	2,564	38,739
Sub-account units redeemed	10,296	176	5,042	13,894	14,107	601	18,631	2,617	1,103	22,873
Insurance fees due to Jackson
of New York	1,451	313	810	486	888	244	1,318	2,547	401	2,364
Total liabilities	122,138	10,197	10,675	14,703	16,670	1,208	71,013	25,882	4,068	63,976
Net assets (Note 7)	$31,623,300	$7,298,193	$18,133,177	$11,063,356	$20,024,681	$5,549,587	$29,936,116	$57,185,476	$9,349,260	$53,897,459

(a) Investment shares	2,869,628	705,139	1,904,746	476,253	945,006	757,106	1,368,195	6,476,271	1,157,087	5,336,382
Investments at cost	$26,747,479	$7,157,615	$17,704,046	$10,141,198	$17,508,467	$5,443,309	$25,525,340	$55,780,143	$9,151,150	$51,470,635

See notes to the financial statements.

JNLNY Separate Account I
Statements of Assets and Liabilities
December 31, 2010

	JNL/Franklin		JNL/Franklin	JNL/	JNL/Goldman	JNL/
	Templeton Inter-	JNL/Franklin	Templeton	Goldman	Sachs	Goldman	JNL/Goldman	JNL/Invesco	JNL/Invesco	JNL/Invesco
	national Small	Templeton	Small Cap	Sachs	Emerging	Sachs	Sachs U.S.	Global Real	International	Large Cap
	Cap	Mutual	Value	Core Plus	Markets Debt	Mid Cap	Equity Flex	Estate	Growth	Growth
	Growth Portfolio	Shares Portfolio	Portfolio	Bond Portfolio	Portfolio	Value Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
Assets
Investments, at value (a)	$8,310,775	$17,073,033	$13,063,817	$23,678,347	$14,481,626	$11,927,668	$5,597,727	$16,691,213	$18,690,943	$13,781,275
Receivables:
Investment securities sold	1,237	2,133	6,069	4,953	176,968	9,141	1,501	1,572	2,591	14,127
Sub-account units sold	1,361	21,475	39,643	45,068	83,005	16,895	8,009	35,532	7,289	-
Total assets	8,313,373	17,096,641	13,109,529	23,728,368	14,741,599	11,953,704	5,607,237	16,728,317	18,700,823	13,795,402

Liabilities
Payables:
Investment securities purchased	1,361	21,475	39,643	45,068	83,005	16,895	8,009	35,532	7,289	-
Sub-account units redeemed	870	1,390	5,489	3,886	176,330	8,622	1,257	819	1,736	13,521
Insurance fees due to Jackson
of New York	367	743	580	1,067	638	519	244	753	855	606
Total liabilities	2,598	23,608	45,712	50,021	259,973	26,036	9,510	37,104	9,880	14,127
Net assets (Note 7)	$8,310,775	$17,073,033	$13,063,817	$23,678,347	$14,481,626	$11,927,668	$5,597,727	$16,691,213	$18,690,943	$13,781,275

(a) Investment shares	1,017,231	2,013,329	1,185,464	1,950,440	1,060,925	1,125,252	683,483	1,963,672	1,807,635	1,094,621
Investments at cost	$6,816,535	$15,840,999	$11,129,072	$23,293,748	$13,594,635	$10,487,045	$5,157,396	$16,117,148	$18,198,903	$12,099,816

See notes to the financial statements.

JNLNY Separate Account I
Statements of Assets and Liabilities
December 31, 2010

	JNL/Invesco	JNL/Ivy	JNL/JPMorgan	JNL/JPMorgan	JNL/JPMorgan	JNL/Lazard	JNL/Lazard	JNL/M&G	JNL/M&G
	Small Cap	Asset	International	MidCap	U.S. Government	Emerging	Mid Cap	Global	Global	JNL/MCM
	Growth	Strategy	Value	Growth	& Quality Bond	Markets	Equity	Basics	Leaders	10 x 10
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
Assets
Investments, at value (a)	$9,681,115	$30,214,491	$18,236,946	$19,305,101	$24,533,169	$56,930,536	$13,799,529	$1,664,376	$1,296,831	$28,350,841
Receivables:
Investment securities sold	3,704	4,585	4,222	51,038	11,668	57,485	2,852	1,936	95	2,912
Sub-account units sold	15,977	114,839	47,870	36,313	18,951	174,365	76	-	215	-
Total assets	9,700,796	30,333,915	18,289,038	19,392,452	24,563,788	57,162,386	13,802,457	1,666,312	1,297,141	28,353,753

Liabilities
Payables:
Investment securities purchased	15,977	114,839	47,870	36,313	18,951	174,365	76	-	215	-
Sub-account units redeemed	3,270	3,277	3,397	50,190	10,587	54,905	2,203	1,860	37	1,696
Insurance fees due to Jackson
of New York	434	1,308	825	848	1,081	2,580	649	76	58	1,216
Total liabilities	19,681	119,424	52,092	87,351	30,619	231,850	2,928	1,936	310	2,912
Net assets (Note 7)	$9,681,115	$30,214,491	$18,236,946	$19,305,101	$24,533,169	$56,930,536	$13,799,529	$1,664,376	$1,296,831	$28,350,841

(a) Investment shares	758,708	2,643,437	2,425,126	964,291	1,895,917	4,708,895	1,190,641	111,107	101,792	3,449,007
Investments at cost	$7,739,370	$27,622,309	$20,989,695	$14,561,596	$24,091,692	$48,932,644	$13,064,829	$1,387,348	$1,115,528	$26,900,116

See notes to the financial statements.

JNLNY Separate Account I
Statements of Assets and Liabilities
December 31, 2010

				JNL/MCM	JNL/MCM		JNL/MCM	JNL/MCM	JNL/MCM
		JNL/MCM	JNL/MCM	Consumer	Dow	JNL/MCM	Financial	Global	Healthcare	JNL/MCM
	JNL/MCM	Bond Index	Communications	Brands	Dividend	European 30	Sector	Alpha	Sector	Index 5
	25 Portfolio	Portfolio	Sector Portfolio	Sector Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
Assets
Investments, at value (a)	$26,660,420	$22,460,718	$4,063,362	$3,220,260	$17,318,096	$1,305,737	$9,304,134	$917,015	$11,108,208	$29,866,828
Receivables:
Investment securities sold	31,642	4,933	548	413	2,103	506	3,137	126	1,112	31,347
Sub-account units sold	71,522	3,918	1,188	744	49,320	91	1,789	2,236	8,063	48,223
Total assets	26,763,584	22,469,569	4,065,098	3,221,417	17,369,519	1,306,334	9,309,060	919,377	11,117,383	29,946,398

Liabilities
Payables:
Investment securities purchased	71,522	3,918	1,188	744	49,320	91	1,789	2,236	8,063	48,223
Sub-account units redeemed	30,410	3,914	360	272	1,306	445	2,713	87	607	29,990
Insurance fees due to Jackson
of New York	1,232	1,019	188	141	797	61	424	39	505	1,357
Total liabilities	103,164	8,851	1,736	1,157	51,423	597	4,926	2,362	9,175	79,570
Net assets (Note 7)	$26,660,420	$22,460,718	$4,063,362	$3,220,260	$17,318,096	$1,305,737	$9,304,134	$917,015	$11,108,208	$29,866,828

(a) Investment shares	2,132,834	1,914,810	1,170,998	324,296	2,604,225	113,740	1,294,038	87,585	978,697	3,104,660
Investments at cost	$24,684,338	$21,744,153	$3,903,308	$2,846,324	$19,055,498	$1,251,621	$8,638,668	$884,970	$10,795,123	$23,846,096

See notes to the financial statements.

JNLNY Separate Account I
Statements of Assets and Liabilities
December 31, 2010

	JNL/MCM				JNL/MCM	JNL/MCM	JNL/MCM		JNL/MCM	JNL/MCM
	International	JNL/MCM	JNL/MCM	JNL/MCM	NYSE	Oil & Gas	Pacific	JNL/MCM	S&P 400	S&P 500
	Index	JNL 5	JNL Optimized	Nasdaq 25	International	Sector	Rim 30	S&P 24	MidCap	Index
	Portfolio	Portfolio	5 Portfolio	Portfolio	25 Portfolio	Portfolio	Portfolio	Portfolio	Index Portfolio	Portfolio
Assets
Investments, at value (a)	$34,076,029	$255,346,979	$33,785,801	$5,544,742	$6,019,564	$30,493,279	$3,375,534	$1,552,338	$35,870,995	$65,927,693
Receivables:
Investment securities sold	10,240	96,144	2,762	943	1,309	76,351	2,573	164	27,644	23,494
Sub-account units sold	32,624	53,047	21,635	35	2,361	38,301	3,883	-	18,775	28,421
Total assets	34,118,893	255,496,170	33,810,198	5,545,720	6,023,234	30,607,931	3,381,990	1,552,502	35,917,414	65,979,608

Liabilities
Payables:
Investment securities purchased	32,624	53,047	21,635	35	2,361	38,301	3,883	-	18,775	28,421
Sub-account units redeemed	8,646	84,279	1,218	682	1,021	74,933	2,428	93	25,968	20,566
Insurance fees due to Jackson
of New York	1,594	11,865	1,544	261	288	1,418	145	71	1,676	2,928
Total liabilities	42,864	149,191	24,397	978	3,670	114,652	6,456	164	46,419	51,915
Net assets (Note 7)	$34,076,029	$255,346,979	$33,785,801	$5,544,742	$6,019,564	$30,493,279	$3,375,534	$1,552,338	$35,870,995	$65,927,693

(a) Investment shares	2,730,451	29,350,227	3,800,428	482,152	817,876	1,139,510	265,581	152,940	2,588,095	6,225,467
Investments at cost	$36,072,047	$305,942,102	$32,845,598	$4,999,482	$6,271,490	$28,359,426	$3,116,388	$1,359,210	$31,718,537	$59,705,687

See notes to the financial statements.

JNLNY Separate Account I
Statements of Assets and Liabilities
December 31, 2010

							JNL/
		JNL/MCM	JNL/MCM	JNL/MCM	JNL/MCM		Oppenheimer
	JNL/MCM	Select Small-	Small Cap	Technology	Value		Global	JNL/PAM	JNL/PAM	JNL/PIMCO
	S&P SMid	Cap	Index	Sector	Line 30	JNL/MCM	Growth	Asia ex-Japan	China-India	Real Return
	60 Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	VIP Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
Assets
Investments, at value (a)	$11,166,607	$8,067,684	$31,065,969	$19,316,718	$31,853,672	$11,904,511	$21,461,730	$9,192,808	$21,617,761	$45,867,748
Receivables:
Investment securities sold	8,715	1,529	18,693	9,197	15,965	1,789	2,232	11,531	135,717	12,128
Sub-account units sold	7,433	-	41,524	94,283	1,267	116	3,641	-	48,709	148,660
Total assets	11,182,755	8,069,213	31,126,186	19,420,198	31,870,904	11,906,416	21,467,603	9,204,339	21,802,187	46,028,536

Liabilities
Payables:
Investment securities purchased	7,433	-	41,524	94,283	1,267	116	3,641	-	48,709	148,660
Sub-account units redeemed	8,204	1,156	17,223	8,295	14,485	1,229	1,263	11,123	134,738	10,086
Insurance fees due to Jackson
of New York	511	373	1,470	902	1,480	560	969	408	979	2,042
Total liabilities	16,148	1,529	60,217	103,480	17,232	1,905	5,873	11,531	184,426	160,788
Net assets (Note 7)	$11,166,607	$8,067,684	$31,065,969	$19,316,718	$31,853,672	$11,904,511	$21,461,730	$9,192,808	$21,617,761	$45,867,748

(a) Investment shares	985,579	727,474	2,463,598	2,675,446	2,424,176	1,707,964	2,049,831	946,736	2,420,802	3,803,296
Investments at cost	$9,251,867	$9,702,003	$26,239,704	$15,648,386	$34,234,917	$14,507,908	$20,366,712	$7,594,532	$18,525,643	$44,742,357

See notes to the financial statements.

JNLNY Separate Account I
Statements of Assets and Liabilities
December 31, 2010

		JNL/	JNL/
		PPM	PPM	JNL/	JNL/	JNL/
	JNL/PIMCO	America	America	PPM America	PPM	Red Rocks		JNL/S&P	JNL/S&P	JNL/S&P
	Total Return	High Yield	Mid Cap	Small Cap	America	Listed		Competitive	Disciplined	Disciplined
	Bond	Bond	Value	Value	Value Equity	Private Equity	JNL/S&P 4	Advantage	Growth	Moderate
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
Assets
Investments, at value (a)	$155,395,705	$38,138,201	$2,878,712	$2,589,196	$5,414,150	$5,977,442	$46,655,478	$5,117,229	$8,907,186	$23,776,900
Receivables:
Investment securities sold	56,719	7,964	2,236	526	344	2,952	10,958	547	613	1,669
Sub-account units sold	142,610	15,396	166,010	157,810	81	22,039	3,864	-	-	336
Total assets	155,595,034	38,161,561	3,046,958	2,747,532	5,414,575	6,002,433	46,670,300	5,117,776	8,907,799	23,778,905

Liabilities
Payables:
Investment securities purchased	142,610	15,396	166,010	157,810	81	22,039	3,864	-	-	336
Sub-account units redeemed	49,665	6,243	2,120	426	113	2,685	8,915	304	225	620
Insurance fees due to Jackson
of New York	7,054	1,721	116	100	231	267	2,043	243	388	1,049
Total liabilities	199,329	23,360	168,246	158,336	425	24,991	14,822	547	613	2,005
Net assets (Note 7)	$155,395,705	$38,138,201	$2,878,712	$2,589,196	$5,414,150	$5,977,442	$46,655,478	$5,117,229	$8,907,186	$23,776,900

(a) Investment shares	12,582,648	5,717,871	269,290	255,597	445,609	593,589	4,296,085	478,246	1,045,444	2,413,899
Investments at cost	$157,540,577	$36,376,976	$2,432,012	$2,286,054	$5,252,744	$4,968,983	$36,523,649	$4,274,116	$7,783,294	$21,696,193

See notes to the financial statements.

JNLNY Separate Account I
Statements of Assets and Liabilities
December 31, 2010

				JNL/				JNL/
	JNL/S&P	JNL/S&P		S&P	JNL/	JNL/	JNL/	S&P
	Disciplined	Dividend	JNL/S&P	Managed	S&P	S&P	S&P	Managed
	Moderate	Income	Intrinsic	Aggressive	Managed	Managed	Managed	Moderate	JNL/S&P	JNL/Select
	Growth	& Growth	Value	Growth	Conservative	Growth	Moderate	Growth	Total Yield	Balanced
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
Assets
Investments, at value (a)	$24,630,346	$11,456,915	$4,508,146	$69,459,420	$88,158,503	$168,908,532	$146,451,063	$210,716,117	$1,932,912	$56,078,412
Receivables:
Investment securities sold	2,742	2,098	311	7,834	80,633	166,454	285,940	163,519	581	6,144
Sub-account units sold	43	64,169	-	393,314	1,812	298,559	36,432	335,616	-	42,735
Total assets	24,633,131	11,523,182	4,508,457	69,860,568	88,240,948	169,373,545	146,773,435	211,215,252	1,933,493	56,127,291

Liabilities
Payables:
Investment securities purchased	43	64,169	-	393,314	1,812	298,559	36,432	335,616	-	42,735
Sub-account units redeemed	1,710	1,621	112	4,399	76,757	158,860	279,437	154,122	495	3,746
Insurance fees due to Jackson
of New York	1,032	477	199	3,435	3,876	7,594	6,503	9,397	86	2,398
Total liabilities	2,785	66,267	311	401,148	82,445	465,013	322,372	499,135	581	48,879
Net assets (Note 7)	$24,630,346	$11,456,915	$4,508,146	$69,459,420	$88,158,503	$168,908,532	$146,451,063	$210,716,117	$1,932,912	$56,078,412

(a) Investment shares	2,709,609	1,173,864	452,171	5,707,430	8,014,409	15,108,098	12,857,863	17,857,298	198,451	3,409,022
Investments at cost	$21,827,472	$10,242,060	$4,451,342	$64,104,770	$85,776,002	$157,093,623	$138,029,204	$196,804,498	$1,791,507	$51,673,629

See notes to the financial statements.

JNLNY Separate Account I
Statements of Assets and Liabilities
December 31, 2010

		JNL/	JNL/T. Rowe	JNL/T. Rowe	JNL/T. Rowe
	JNL/Select	Select	Price	Price Mid-Cap	Price Short-	JNL/T. Rowe
	Money Market	Value	Established	Growth	Term	Price Value
	Portfolio	Portfolio	Growth Portfolio	Portfolio	Bond Portfolio	Portfolio
Assets
Investments, at value (a)	$25,380,754	$19,318,693	$54,173,715	$68,198,227	$13,770,108	$30,599,249
Receivables:
Investment securities sold	2,827	2,669	24,849	39,077	4,478	10,889
Sub-account units sold	145,014	53,289	57,754	109,613	7,780	5,012
Total assets	25,528,595	19,374,651	54,256,318	68,346,917	13,782,366	30,615,150

Liabilities
Payables:
Investment securities purchased	145,014	53,289	57,754	109,613	7,780	5,012
Sub-account units redeemed	1,713	1,800	22,491	36,098	3,864	9,527
Insurance fees due to Jackson
of New York	1,114	869	2,358	2,979	614	1,362
Total liabilities	147,841	55,958	82,603	148,690	12,258	15,901
Net assets (Note 7)	$25,380,754	$19,318,693	$54,173,715	$68,198,227	$13,770,108	$30,599,249

(a) Investment shares	25,380,754	1,112,187	2,552,955	2,290,068	1,393,736	2,822,809
Investments at cost	$25,380,754	$17,340,198	$46,724,362	$57,633,402	$13,897,968	$30,485,364
See notes to the financial statements.

JNLNY Separate Account I
Statements of Operations
For the Year Ended December 31, 2010

					JNL/American
					Funds Blue		JNL/American	JNL/American
	JNL	JNL	JNL	JNL	Chip	JNL/American	Funds Global	Funds	JNL/American	JNL/American
	Institutional	Institutional	Institutional	Institutional	Income and	Funds Global	Small	Growth-	Funds	Funds New
	Alt 20	Alt 35	Alt 50	Alt 65	Growth	Bond	Capitalization	Income	International	World
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio(a)	Portfolio(a)	Portfolio(a)	Portfolio(a)	Portfolio(a)	Portfolio(a)
Investment income
Dividends	$100,678	$89,850	$157,770	$178,018	$-	$-	$-	$-	$-	$-

Expenses
Insurance charges (Note 3)	197,407	153,197	290,299	187,429	47,193	24,293	30,955	42,391	22,912	22,442
Total expenses	197,407	153,197	290,299	187,429	47,193	24,293	30,955	42,391	22,912	22,442
Net investment gain (loss)	(96,729)	(63,347)	(132,529)	(9,411)	(47,193)	(24,293)	(30,955)	(42,391)	(22,912)	(22,442)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	7,309	15,007	44,546	104,443	-	-	-	-	-	-
Investments	43,865	60,510	40,698	40,668	8,040	2,697	38,001	40,572	30,131	36,502
Net change in unrealized appreciation
(depreciation) on investments	1,901,526	1,763,003	3,125,072	1,923,426	833,926	37,615	622,031	862,587	373,528	418,615
Net realized and unrealized gain (loss)	1,952,700	1,838,520	3,210,316	2,068,537	841,966	40,312	660,032	903,159	403,659	455,117

Net increase (decrease) in net assets
from operations	$1,855,971	$1,775,173	$3,077,787	$2,059,126	$794,773	$16,019	$629,077	$860,768	$380,747	$432,675

(a) Commencement of operations May 3, 2010.

See notes to the financial statements.

JNLNY Separate Account I
Statements of Operations
For the Year Ended December 31, 2010

					JNL/Capital
			JNL/Capital	JNL/Capital	Guardian				JNL/Franklin
	JNL/BlackRock	JNL/BlackRock	Guardian	Guardian Global	U.S.	JNL/Eagle	JNL/Eagle		Templeton	JNL/Franklin
	Commodity	Global	Global	Diversified	Growth	Core	SmallCap	JNL/Franklin	Global	Templeton
	Securities	Allocation	Balanced	Research	Equity	Equity	Equity	Templeton Founding	Growth	Income
	Portfolio	Portfolio(a)	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Strategy Portfolio	Portfolio	Portfolio
Investment income
Dividends	$84,890	$-	$175,124	$71,141	$45,207	$13,821	$32,068	$1,508,299	$111,799	$1,798,682

Expenses
Insurance charges (Note 3)	455,740	9,532	253,100	160,401	288,679	69,675	229,924	790,273	115,154	693,055
Total expenses	455,740	9,532	253,100	160,401	288,679	69,675	229,924	790,273	115,154	693,055
Net investment gain (loss)	(370,850)	(9,532)	(77,976)	(89,260)	(243,472)	(55,854)	(197,856)	718,026	(3,355)	1,105,627

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	-	-	-	-	-	-	-	-	-	-
Investments	(345,046)	101	(249,112)	(104,706)	155,690	(247,296)	416,177	(297,033)	(97,020)	63,664
Net change in unrealized appreciation
(depreciation) on investments	4,736,672	140,578	1,517,764	1,159,020	2,234,413	790,210	4,197,299	3,882,066	645,604	3,470,627
Net realized and unrealized gain (loss)	4,391,626	140,679	1,268,652	1,054,314	2,390,103	542,914	4,613,476	3,585,033	548,584	3,534,291

Net increase (decrease) in net assets
from operations	$4,020,776	$131,147	$1,190,676	$965,054	$2,146,631	$487,060	$4,415,620	$4,303,059	$545,229	$4,639,918

(a) Commencement of operations October 11, 2010.

See notes to the financial statements.

JNLNY Separate Account I
Statements of Operations
For the Year Ended December 31, 2010

	JNL/Franklin		JNL/Franklin	JNL/	JNL/Goldman	JNL/
	Templeton Inter-	JNL/Franklin	Templeton	Goldman	Sachs	Goldman	JNL/Goldman	JNL/Invesco	JNL/Invesco	JNL/Invesco
	national Small	Templeton	Small Cap	Sachs	Emerging	Sachs	Sachs U.S.	Global Real	International	Large Cap
	Cap	Mutual	Value	Core Plus	Markets Debt	Mid Cap	Equity Flex	Estate	Growth	Growth
	Growth Portfolio	Shares Portfolio	Portfolio	Bond Portfolio	Portfolio	Value Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
Investment income
Dividends	$86,027	$3,261	$45,326	$581,529	$124,554	$52,104	$32,594	$638,172	$124,405	$33,251

Expenses
Insurance charges (Note 3)	109,168	208,568	131,546	354,760	150,690	131,612	69,081	200,039	310,715	179,747
Total expenses	109,168	208,568	131,546	354,760	150,690	131,612	69,081	200,039	310,715	179,747
Net investment gain (loss)	(23,141)	(205,307)	(86,220)	226,769	(26,136)	(79,508)	(36,487)	438,133	(186,310)	(146,496)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	-	-	-	262,117	31,203	-	-	-	-	-
Investments	134,027	(5,287)	112,438	270,919	455,185	(80,611)	(1,504)	(719,518)	(458,848)	6,006
Net change in unrealized appreciation
(depreciation) on investments	1,052,056	1,554,453	1,952,589	283,052	734,438	1,935,015	429,976	1,978,180	2,672,050	1,893,795
Net realized and unrealized gain (loss)	1,186,083	1,549,166	2,065,027	816,088	1,220,826	1,854,404	428,472	1,258,662	2,213,202	1,899,801

Net increase (decrease) in net assets
from operations	$1,162,942	$1,343,859	$1,978,807	$1,042,857	$1,194,690	$1,774,896	$391,985	$1,696,795	$2,026,892	$1,753,305

See notes to the financial statements.

JNLNY Separate Account I
Statements of Operations
For the Year Ended December 31, 2010

	JNL/Invesco	JNL/Ivy	JNL/JPMorgan	JNL/JPMorgan	JNL/JPMorgan	JNL/Lazard	JNL/Lazard	JNL/M&G	JNL/M&G
	Small Cap	Asset	International	MidCap	U.S. Government	Emerging	Mid Cap	Global	Global	JNL/MCM
	Growth	Strategy	Value	Growth	& Quality Bond	Markets	Equity	Basics	Leaders	10 x 10
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
Investment income
Dividends	$-	$1,121	$448,886	$-	$656,301	$237,232	$60,364	$9,349	$3,913	$479,672

Expenses
Insurance charges (Note 3)	130,252	273,800	311,582	264,617	329,990	708,060	201,556	20,638	13,279	368,065
Total expenses	130,252	273,800	311,582	264,617	329,990	708,060	201,556	20,638	13,279	368,065
Net investment gain (loss)	(130,252)	(272,679)	137,304	(264,617)	326,311	(470,828)	(141,192)	(11,289)	(9,366)	111,607

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	-	1,939	-	-	-	-	-	5,629	12,611	12,462
Investments	167,843	(28,035)	(2,422,810)	872,742	319,972	1,587,219	(485,973)	31,154	17,873	(201,256)
Net change in unrealized appreciation
(depreciation) on investments	1,764,493	2,578,648	3,321,290	2,981,608	183,709	6,720,293	2,821,748	219,345	123,349	3,488,609
Net realized and unrealized gain (loss)	1,932,336	2,552,552	898,480	3,854,350	503,681	8,307,512	2,335,775	256,128	153,833	3,299,815

Net increase (decrease) in net assets
from operations	$1,802,084	$2,279,873	$1,035,784	$3,589,733	$829,992	$7,836,684	$2,194,583	$244,839	$144,467	$3,411,422

See notes to the financial statements.

JNLNY Separate Account I
Statements of Operations
For the Year Ended December 31, 2010

				JNL/MCM	JNL/MCM		JNL/MCM	JNL/MCM	JNL/MCM
		JNL/MCM	JNL/MCM	Consumer	Dow	JNL/MCM	Financial	Global	Healthcare	JNL/MCM
	JNL/MCM	Bond Index	Communications	Brands	Dividend	European 30	Sector	Alpha	Sector	Index 5
	25 Portfolio	Portfolio	Sector Portfolio	Sector Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
Investment income
Dividends	$573,472	$564,387	$68,428	$11,587	$452,371	$748	$99,315	$-	$113,361	$262,638

Expenses
Insurance charges (Note 3)	318,248	353,481	35,490	38,590	248,963	17,536	127,391	8,723	164,680	430,397
Total expenses	318,248	353,481	35,490	38,590	248,963	17,536	127,391	8,723	164,680	430,397
Net investment gain (loss)	255,224	210,906	32,938	(27,003)	203,408	(16,788)	(28,076)	(8,723)	(51,319)	(167,759)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	-	36,585	-	-	-	5,791	-	208	-	19,858
Investments	124,375	266,097	(99,108)	(27,644)	(981,447)	(14,529)	65,226	4,663	3,755	461,901
Net change in unrealized appreciation
(depreciation) on investments	2,409,732	285,687	539,162	452,062	2,238,825	37,524	805,524	33,127	299,550	3,205,761
Net realized and unrealized gain (loss)	2,534,107	588,369	440,054	424,418	1,257,378	28,786	870,750	37,998	303,305	3,687,520

Net increase (decrease) in net assets
from operations	$2,789,331	$799,275	$472,992	$397,415	$1,460,786	$11,998	$842,674	$29,275	$251,986	$3,519,761

See notes to the financial statements.

JNLNY Separate Account I
Statements of Operations
For the Year Ended December 31, 2010

	JNL/MCM				JNL/MCM	JNL/MCM	JNL/MCM		JNL/MCM	JNL/MCM
	International	JNL/MCM	JNL/MCM	JNL/MCM	NYSE	Oil & Gas	Pacific	JNL/MCM	S&P 400	S&P 500
	Index	JNL 5	JNL Optimized	Nasdaq 25	International	Sector	Rim 30	S&P 24	MidCap	Index
	Portfolio	Portfolio	5 Portfolio	Portfolio	25 Portfolio	Portfolio	Portfolio	Portfolio	Index Portfolio	Portfolio
Investment income
Dividends	$608,251	$5,040,856	$627,530	$9,861	$122,013	$250,541	$-	$3,899	$205,542	$789,736

Expenses
Insurance charges (Note 3)	538,198	4,159,143	492,036	81,794	94,680	390,294	31,891	19,850	501,809	917,853
Total expenses	538,198	4,159,143	492,036	81,794	94,680	390,294	31,891	19,850	501,809	917,853
Net investment gain (loss)	70,053	881,713	135,494	(71,933)	27,333	(139,753)	(31,891)	(15,951)	(296,267)	(128,117)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	-	-	-	-	-	-	451	-	267,408	73,285
Investments	(1,532,749)	(20,227,116)	(448,311)	47,800	(228,967)	(1,281,175)	37,962	(6,184)	(89,958)	703,451
Net change in unrealized appreciation
(depreciation) on investments	3,036,097	54,049,273	3,998,343	730,297	140,323	5,848,495	239,040	217,045	6,467,377	6,682,155
Net realized and unrealized gain (loss)	1,503,348	33,822,157	3,550,032	778,097	(88,644)	4,567,320	277,453	210,861	6,644,827	7,458,891

Net increase (decrease) in net assets
from operations	$1,573,401	$34,703,870	$3,685,526	$706,164	$(61,311)	$4,427,567	$245,562	$194,910	$6,348,560	$7,330,774

See notes to the financial statements.

JNLNY Separate Account I
Statements of Operations
For the Year Ended December 31, 2010

							JNL/
		JNL/MCM	JNL/MCM	JNL/MCM	JNL/MCM		Oppenheimer
	JNL/MCM	Select Small-	Small Cap	Technology	Value		Global	JNL/PAM	JNL/PAM	JNL/PIMCO
	S&P SMid	Cap	Index	Sector	Line 30	JNL/MCM	Growth	Asia ex-Japan	China-India	Real Return
	60 Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	VIP Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
Investment income
Dividends	$10,366	$33,404	$175,354	$27,970	$173,999	$260,160	$150,755	$8,653	$-	$593,450

Expenses
Insurance charges (Note 3)	197,221	108,622	471,543	351,339	501,795	190,082	302,148	109,969	272,159	594,818
Total expenses	197,221	108,622	471,543	351,339	501,795	190,082	302,148	109,969	272,159	594,818
Net investment gain (loss)	(186,855)	(75,218)	(296,189)	(323,369)	(327,796)	70,078	(151,393)	(101,316)	(272,159)	(1,368)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	-	-	-	-	-	-	-	-	198,070	849,023
Investments	794,399	(676,266)	(80,113)	2,143,080	(1,925,925)	(1,302,607)	(585,722)	125,628	770,949	438,351
Net change in unrealized appreciation
(depreciation) on investments	530,162	1,560,200	6,548,213	(218,377)	7,989,342	2,705,694	3,103,878	1,106,417	1,406,217	481,106
Net realized and unrealized gain (loss)	1,324,561	883,934	6,468,100	1,924,703	6,063,417	1,403,087	2,518,156	1,232,045	2,375,236	1,768,480

Net increase (decrease) in net assets
from operations	$1,137,706	$808,716	$6,171,911	$1,601,334	$5,735,621	$1,473,165	$2,366,763	$1,130,729	$2,103,077	$1,767,112
See notes to the financial statements.

JNLNY Separate Account I
Statements of Operations
For the Year Ended December 31, 2010

		JNL/	JNL/
		PPM	PPM	JNL/	JNL/	JNL/
	JNL/PIMCO	America	America	PPM America	PPM	Red Rocks		JNL/S&P	JNL/S&P	JNL/S&P
	Total Return	High Yield	Mid Cap	Small Cap	America	Listed		Competitive	Disciplined	Disciplined
	Bond	Bond	Value	Value	Value Equity	Private Equity	JNL/S&P 4	Advantage	Growth	Moderate
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
Investment income
Dividends	$3,168,762	$2,366,303	$55	$3,127	$57,564	$9,550	$-	$39,338	$93,985	$192,480

Expenses
Insurance charges (Note 3)	2,186,307	527,096	25,778	21,469	57,238	52,526	628,802	118,731	111,777	266,580
Total expenses	2,186,307	527,096	25,778	21,469	57,238	52,526	628,802	118,731	111,777	266,580
Net investment gain (loss)	982,455	1,839,207	(25,723)	(18,342)	326	(42,976)	(628,802)	(79,393)	(17,792)	(74,100)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	5,751,877	-	-	115,847	-	30,621	31,014	194,893	-	-
Investments	1,518,012	680,661	(128,519)	40,927	(74,870)	110,567	1,136,754	1,698,610	82,292	110,147
Net change in unrealized appreciation
(depreciation) on investments	(2,304,255)	1,528,002	346,319	252,748	651,243	750,090	4,048,162	(1,102,660)	762,182	1,839,323
Net realized and unrealized gain (loss)	4,965,634	2,208,663	217,800	409,522	576,373	891,278	5,215,930	790,843	844,474	1,949,470

Net increase (decrease) in net assets
from operations	$5,948,089	$4,047,870	$192,077	$391,180	$576,699	$848,302	$4,587,128	$711,450	$826,682	$1,875,370

See notes to the financial statements.

JNLNY Separate Account I
Statements of Operations
For the Year Ended December 31, 2010

				JNL/				JNL/
	JNL/S&P	JNL/S&P		S&P	JNL/	JNL/	JNL/	S&P
	Disciplined	Dividend	JNL/S&P	Managed	S&P	S&P	S&P	Managed
	Moderate	Income	Intrinsic	Aggressive	Managed	Managed	Managed	Moderate	JNL/S&P	JNL/Select
	Growth	& Growth	Value	Growth	Conservative	Growth	Moderate	Growth	Total Yield	Balanced
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
Investment income
Dividends	$224,779	$122,625	$18,550	$432,679	$1,876,687	$1,422,606	$2,486,366	$2,267,995	$13,361	$601,310

Expenses
Insurance charges (Note 3)	273,266	114,359	39,009	1,073,179	1,040,029	2,318,909	1,868,040	2,743,651	19,748	661,582
Total expenses	273,266	114,359	39,009	1,073,179	1,040,029	2,318,909	1,868,040	2,743,651	19,748	661,582
Net investment gain (loss)	(48,487)	8,266	(20,459)	(640,500)	836,658	(896,303)	618,326	(475,656)	(6,387)	(60,272)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	-	428,204	257,426	-	-	-	-	-	38,043	-
Investments	118,821	215,181	206,135	(562,009)	304,858	(1,074,379)	434,202	536,924	27,668	192,985
Net change in unrealized appreciation
(depreciation) on investments	2,371,880	657,325	(222,032)	9,873,293	3,172,633	21,741,166	9,987,492	19,431,578	57,815	4,065,451
Net realized and unrealized gain (loss)	2,490,701	1,300,710	241,529	9,311,284	3,477,491	20,666,787	10,421,694	19,968,502	123,526	4,258,436

Net increase (decrease) in net assets
from operations	$2,442,214	$1,308,976	$221,070	$8,670,784	$4,314,149	$19,770,484	$11,040,020	$19,492,846	$117,139	$4,198,164

See notes to the financial statements.

JNLNY Separate Account I
Statements of Operations
For the Year Ended December 31, 2010

		JNL/	JNL/T. Rowe	JNL/T. Rowe	JNL/T. Rowe
	JNL/Select	Select	Price	Price Mid-Cap	Price Short-	JNL/T. Rowe
	Money Market	Value	Established	Growth	Term	Price Value
	Portfolio	Portfolio	Growth Portfolio	Portfolio	Bond Portfolio	Portfolio
Investment income
Dividends	$-	$160,648	$19,038	$99,926	$159,402	$270,302

Expenses
Insurance charges (Note 3)	381,514	258,494	704,384	827,651	182,173	422,086
Total expenses	381,514	258,494	704,384	827,651	182,173	422,086
Net investment gain (loss)	(381,514)	(97,846)	(685,346)	(727,725)	(22,771)	(151,784)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	-	-	-	1,296,443	-	-
Investments	-	44,451	263,226	728,805	(25,658)	(878,594)
Net change in unrealized appreciation
(depreciation) on investments	-	1,990,836	7,198,402	11,215,855	140,974	4,603,390
Net realized and unrealized gain (loss)	-	2,035,287	7,461,628	13,241,103	115,316	3,724,796

Net increase (decrease) in net assets
from operations	$(381,514)	$1,937,441	$6,776,282	$12,513,378	$92,545	$3,573,012

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2010

					JNL/American
					Funds Blue		JNL/American	JNL/American
	JNL	JNL	JNL	JNL	Chip	JNL/American	Funds Global	Funds	JNL/American	JNL/American
	Institutional	Institutional	Institutional	Institutional	Income and	Funds Global	Small	Growth-	Funds	Funds New
	Alt 20	Alt 35	Alt 50	Alt 65	Growth	Bond	Capitalization	Income	International	World
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio(a)	Portfolio(a)	Portfolio(a)	Portfolio(a)	Portfolio(a)	Portfolio(a)
Operations
Net investment income (loss)	$(96,729)	$(63,347)	$(132,529)	$(9,411)	$(47,193)	$(24,293)	$(30,955)	$(42,391)	$(22,912)	$(22,442)
Net realized gain (loss) on investments	51,174	75,517	85,244	145,111	8,040	2,697	38,001	40,572	30,131	36,502
Net change in unrealized appreciation
(depreciation) on investments	1,901,526	1,763,003	3,125,072	1,923,426	833,926	37,615	622,031	862,587	373,528	418,615
Net increase (decrease) in net assets
from operations	1,855,971	1,775,173	3,077,787	2,059,126	794,773	16,019	629,077	860,768	380,747	432,675

Contract transactions 1
Purchase payments (Note 4)	12,909,049	9,882,962	16,279,086	7,554,524	7,636,271	4,070,867	2,654,143	7,887,694	3,899,641	3,466,477
Surrenders and terminations	(334,152)	(295,345)	(629,700)	(385,776)	(127,788)	(73,812)	(68,716)	(131,736)	(43,812)	(62,168)
Transfers between portfolios	3,441,923	2,325,687	3,190,957	28,758,114	1,093,232	1,693,816	3,195,532	1,237,445	588,126	1,322,812
Net annuitization transactions	-	-	-	-	-	-	-	-	-	-
Policyholder charges (Note 3)	(544)	(2,085)	(3,017)	(2,235)	(77)	(35)	(868)	(61)	(31)	(63)
Net increase (decrease) in net assets from
contract transactions	16,016,276	11,911,219	18,837,326	35,924,627	8,601,638	5,690,836	5,780,091	8,993,342	4,443,924	4,727,058

Net increase (decrease) in net assets	17,872,247	13,686,392	21,915,113	37,983,753	9,396,411	5,706,855	6,409,168	9,854,110	4,824,671	5,159,733

Net assets beginning of period	4,545,231	4,542,911	10,571,761	4,142,680	-	-	-	-	-	-

Net assets end of period	$22,417,478	$18,229,303	$32,486,874	$42,126,433	$9,396,411	$5,706,855	$6,409,168	$9,854,110	$4,824,671	$5,159,733

1 Contract unit transactions
Units Outstanding at December 31, 2009	361,252	347,489	788,104	300,164	-	-	-	-	-	-

Units Issued	1,303,386	982,194	1,478,288	2,497,368	1,082,722	560,569	723,237	984,682	480,995	491,357
Units Redeemed	(64,118)	(92,861)	(126,174)	(122,713)	(169,192)	(8,505)	(141,982)	(32,167)	(31,721)	(32,426)

Units Outstanding at December 31, 2010	1,600,520	1,236,822	2,140,218	2,674,819	913,530	552,064	581,255	952,515	449,274	458,931

(a) Commencement of operations May 3, 2010.

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2010

					JNL/Capital
			JNL/Capital	JNL/Capital	Guardian				JNL/Franklin
	JNL/BlackRock	JNL/BlackRock	Guardian	Guardian Global	U.S.	JNL/Eagle	JNL/Eagle	JNL/Franklin	Templeton	JNL/Franklin
	Commodity	Global	Global	Diversified	Growth	Core	SmallCap	Templeton	Global	Templeton
	Securities	Allocation	Balanced	Research	Equity	Equity	Equity	Founding	Growth	Income
	Portfolio	Portfolio(a)	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Strategy Portfolio	Portfolio	Portfolio
Operations
Net investment income (loss)	$(370,850)	$(9,532)	$(77,976)	$(89,260)	$(243,472)	$(55,854)	$(197,856)	$718,026	$(3,355)	$1,105,627
Net realized gain (loss) on investments	(345,046)	101	(249,112)	(104,706)	155,690	(247,296)	416,177	(297,033)	(97,020)	63,664
Net change in unrealized appreciation
(depreciation) on investments	4,736,672	140,578	1,517,764	1,159,020	2,234,413	790,210	4,197,299	3,882,066	645,604	3,470,627
Net increase (decrease) in net assets
from operations	4,020,776	131,147	1,190,676	965,054	2,146,631	487,060	4,415,620	4,303,059	545,229	4,639,918

Contract transactions 1
Purchase payments (Note 4)	6,959,483	5,208,719	3,735,207	2,795,685	4,470,718	1,719,428	4,044,743	13,628,500	2,953,891	13,556,456
Surrenders and terminations	(1,314,000)	(9,148)	(1,373,572)	(602,396)	(996,301)	(759,685)	(866,277)	(2,725,031)	(342,405)	(2,507,392)
Transfers between portfolios	(6,357,618)	1,967,518	604,992	(946,041)	(551,900)	(204,915)	12,082,939	403,452	364,019	3,536,865
Net annuitization transactions	-	-	-	(290)	-	-	-	-	-	-
Policyholder charges (Note 3)	(16,203)	(43)	(9,308)	(3,313)	(6,359)	(6,840)	(5,393)	(45,783)	(3,790)	(21,013)
Net increase (decrease) in net assets from
contract transactions	(728,338)	7,167,046	2,957,319	1,243,645	2,916,158	747,988	15,256,012	11,261,138	2,971,715	14,564,916

Net increase (decrease) in net assets	3,292,438	7,298,193	4,147,995	2,208,699	5,062,789	1,235,048	19,671,632	15,564,197	3,516,944	19,204,834

Net assets beginning of period	28,330,862	-	13,985,182	8,854,657	14,961,892	4,314,539	10,264,484	41,621,279	5,832,316	34,692,625

Net assets end of period	$31,623,300	$7,298,193	$18,133,177	$11,063,356	$20,024,681	$5,549,587	$29,936,116	$57,185,476	$9,349,260	$53,897,459

1 Contract unit transactions
Units Outstanding at December 31, 2009	2,933,991	-	1,299,082	445,523	800,330	327,716	520,649	5,213,865	782,372	3,530,627

Units Issued	1,467,495	709,539	501,314	192,256	514,171	166,503	1,017,763	2,213,085	561,735	1,874,090
Units Redeemed	(1,570,592)	(1,945)	(232,537)	(156,244)	(405,758)	(140,666)	(431,347)	(838,666)	(155,655)	(463,362)

Units Outstanding at December 31, 2010	2,830,894	707,594	1,567,859	481,535	908,743	353,553	1,107,065	6,588,284	1,188,452	4,941,355

(a) Commencement of operations October 11, 2010.

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2010

	JNL/Franklin		JNL/Franklin	JNL/	JNL/Goldman	JNL/
	Templeton Inter-	JNL/Franklin	Templeton	Goldman	Sachs	Goldman	JNL/Goldman	JNL/Invesco	JNL/Invesco	JNL/Invesco
	national Small	Templeton	Small Cap	Sachs	Emerging	Sachs	Sachs U.S.	Global Real	International	Large Cap
	Cap	Mutual	Value	Core Plus	Markets Debt	Mid Cap	Equity Flex	Estate	Growth	Growth
	Growth Portfolio	Shares Portfolio	Portfolio	Bond Portfolio	Portfolio	Value Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
Operations
Net investment income (loss)	$(23,141)	$(205,307)	$(86,220)	$226,769	$(26,136)	$(79,508)	$(36,487)	$438,133	$(186,310)	$(146,496)
Net realized gain (loss) on investments	134,027	(5,287)	112,438	533,036	486,388	(80,611)	(1,504)	(719,518)	(458,848)	6,006
Net change in unrealized appreciation
(depreciation) on investments	1,052,056	1,554,453	1,952,589	283,052	734,438	1,935,015	429,976	1,978,180	2,672,050	1,893,795
Net increase (decrease) in net assets
from operations	1,162,942	1,343,859	1,978,807	1,042,857	1,194,690	1,774,896	391,985	1,696,795	2,026,892	1,753,305

Contract transactions 1
Purchase payments (Note 4)	2,157,908	5,832,192	2,770,145	6,024,564	5,349,926	4,123,715	1,604,029	3,951,073	4,213,354	3,754,692
Surrenders and terminations	(326,821)	(761,835)	(443,574)	(1,936,406)	(490,906)	(598,554)	(228,442)	(700,350)	(1,000,459)	(1,080,411)
Transfers between portfolios	(219,688)	511,298	2,979,641	496,837	4,754,431	937,884	325,771	1,920,328	(2,759,332)	(42,093)
Net annuitization transactions	-	-	-	-	-	-	-	-	-	-
Policyholder charges (Note 3)	(2,980)	(4,243)	(4,355)	(10,376)	(2,876)	(3,826)	(1,621)	(5,753)	(7,484)	(8,061)
Net increase (decrease) in net assets from
contract transactions	1,608,419	5,577,412	5,301,857	4,574,619	9,610,575	4,459,219	1,699,737	5,165,298	446,079	2,624,127

Net increase (decrease) in net assets	2,771,361	6,921,271	7,280,664	5,617,476	10,805,265	6,234,115	2,091,722	6,862,093	2,472,971	4,377,432

Net assets beginning of period	5,539,414	10,151,762	5,783,153	18,060,871	3,676,361	5,693,553	3,506,005	9,829,120	16,217,972	9,403,843

Net assets end of period	$8,310,775	$17,073,033	$13,063,817	$23,678,347	$14,481,626	$11,927,668	$5,597,727	$16,691,213	$18,690,943	$13,781,275

1 Contract unit transactions
Units Outstanding at December 31, 2009	826,223	1,351,464	574,045	885,687	315,732	536,134	435,818	918,721	1,139,510	892,483

Units Issued	639,347	986,769	625,874	470,152	1,264,391	597,709	376,822	1,098,085	517,216	548,961
Units Redeemed	(422,017)	(269,651)	(162,388)	(272,258)	(493,460)	(220,251)	(162,915)	(662,575)	(475,289)	(317,494)

Units Outstanding at December 31, 2010	1,043,553	2,068,582	1,037,531	1,083,581	1,086,663	913,592	649,725	1,354,231	1,181,437	1,123,950

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2010

					JNL/JPMorgan
	JNL/Invesco	JNL/Ivy	JNL/JPMorgan	JNL/JPMorgan	U.S.	JNL/Lazard	JNL/Lazard	JNL/M&G	JNL/M&G
	Small Cap	Asset	International	MidCap	Government	Emerging	Mid Cap	Global	Global	JNL/MCM
	Growth	Strategy	Value	Growth	& Quality Bond	Markets	Equity	Basics	Leaders	10 x 10
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
Operations
Net investment income (loss)	$(130,252)	$(272,679)	$137,304	$(264,617)	$326,311	$(470,828)	$(141,192)	$(11,289)	$(9,366)	$111,607
Net realized gain (loss) on investments	167,843	(26,096)	(2,422,810)	872,742	319,972	1,587,219	(485,973)	36,783	30,484	(188,794)
Net change in unrealized appreciation
(depreciation) on investments	1,764,493	2,578,648	3,321,290	2,981,608	183,709	6,720,293	2,821,748	219,345	123,349	3,488,609
Net increase (decrease) in net assets
from operations	1,802,084	2,279,873	1,035,784	3,589,733	829,992	7,836,684	2,194,583	244,839	144,467	3,411,422

Contract transactions 1
Purchase payments (Note 4)	1,726,274	17,483,718	3,283,896	2,272,016	7,906,397	12,783,716	1,745,692	390,049	689,402	4,994,228
Surrenders and terminations	(598,910)	(504,141)	(1,208,462)	(1,181,599)	(1,650,318)	(2,252,627)	(1,015,285)	(38,724)	(22,674)	(963,781)
Transfers between portfolios	404,830	6,271,094	(3,962,004)	(409,961)	395,482	7,930,872	581,117	452,586	21,095	(98,129)
Net annuitization transactions	-	-	-	(342)	(3,812)	-	-	-	-	(266,118)
Policyholder charges (Note 3)	(6,292)	(2,805)	(13,433)	(5,523)	(10,050)	(18,647)	(7,100)	(75)	(819)	(11,202)
Net increase (decrease) in net assets from
contract transactions	1,525,902	23,247,866	(1,900,003)	674,591	6,637,699	18,443,314	1,304,424	803,836	687,004	3,654,998

Net increase (decrease) in net assets	3,327,986	25,527,739	(864,219)	4,264,324	7,467,691	26,279,998	3,499,007	1,048,675	831,471	7,066,420

Net assets beginning of period	6,353,129	4,686,752	19,101,165	15,040,777	17,065,478	30,650,538	10,300,522	615,701	465,360	21,284,421

Net assets end of period	$9,681,115	$30,214,491	$18,236,946	$19,305,101	$24,533,169	$56,930,536	$13,799,529	$1,664,376	$1,296,831	$28,350,841

1 Contract unit transactions
Units Outstanding at December 31, 2009	522,399	452,134	1,587,158	882,248	1,008,079	2,620,394	654,317	50,744	41,361	2,817,806

Units Issued	224,339	2,550,092	498,592	175,543	662,993	3,266,891	259,673	177,062	81,109	811,271
Units Redeemed	(109,343)	(305,838)	(654,203)	(173,952)	(322,275)	(1,826,837)	(197,673)	(114,418)	(19,027)	(355,624)

Units Outstanding at December 31, 2010	637,395	2,696,388	1,431,547	883,839	1,348,797	4,060,448	716,317	113,388	103,443	3,273,453

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2010

				JNL/MCM	JNL/MCM		JNL/MCM	JNL/MCM	JNL/MCM
		JNL/MCM	JNL/MCM	Consumer	Dow	JNL/MCM	Financial	Global	Healthcare	JNL/MCM
	JNL/MCM	Bond Index	Communications	Brands	Dividend	European 30	Sector	Alpha	Sector	Index 5
	25 Portfolio	Portfolio	Sector Portfolio	Sector Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
Operations
Net investment income (loss)	$255,224	$210,906	$32,938	$(27,003)	$203,408	$(16,788)	$(28,076)	$(8,723)	$(51,319)	$(167,759)
Net realized gain (loss) on investments	124,375	302,682	(99,108)	(27,644)	(981,447)	(8,738)	65,226	4,871	3,755	481,759
Net change in unrealized appreciation
(depreciation) on investments	2,409,732	285,687	539,162	452,062	2,238,825	37,524	805,524	33,127	299,550	3,205,761
Net increase (decrease) in net assets
from operations	2,789,331	799,275	472,992	397,415	1,460,786	11,998	842,674	29,275	251,986	3,519,761

Contract transactions 1
Purchase payments (Note 4)	3,337,443	3,877,975	661,519	688,334	3,177,938	431,002	1,582,498	417,776	2,566,360	3,588,556
Surrenders and terminations	(1,168,187)	(2,135,219)	(78,140)	(102,359)	(711,656)	(85,629)	(374,459)	(20,649)	(473,140)	(858,543)
Transfers between portfolios	12,314,402	937,307	1,439,812	565,131	41,134	19,008	270,055	376,996	(52,848)	623,033
Net annuitization transactions	-	-	-	-	-	-	-	-	-	-
Policyholder charges (Note 3)	(8,065)	(16,163)	(707)	(1,554)	(9,740)	(642)	(4,815)	(86)	(6,095)	(13,048)
Net increase (decrease) in net assets from
contract transactions	14,475,593	2,663,900	2,022,484	1,149,552	2,497,676	363,739	1,473,279	774,037	2,034,277	3,339,998

Net increase (decrease) in net assets	17,264,924	3,463,175	2,495,476	1,546,967	3,958,462	375,737	2,315,953	803,312	2,286,263	6,859,759

Net assets beginning of period	9,395,496	18,997,543	1,567,886	1,673,293	13,359,634	930,000	6,988,181	113,703	8,821,945	23,007,069

Net assets end of period	$26,660,420	$22,460,718	$4,063,362	$3,220,260	$17,318,096	$1,305,737	$9,304,134	$917,015	$11,108,208	$29,866,828

1 Contract unit transactions
Units Outstanding at December 31, 2009	838,042	1,526,932	345,890	181,606	2,177,379	78,186	1,049,270	11,560	792,993	2,741,732

Units Issued	1,509,570	460,965	534,385	233,813	1,091,655	71,212	590,994	101,534	395,961	690,772
Units Redeemed	(407,040)	(262,506)	(133,946)	(128,838)	(711,224)	(40,222)	(392,892)	(23,790)	(217,839)	(309,100)

Units Outstanding at December 31, 2010	1,940,572	1,725,391	746,329	286,581	2,557,810	109,176	1,247,372	89,304	971,115	3,123,404
See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2010

	JNL/MCM				JNL/MCM	JNL/MCM	JNL/MCM		JNL/MCM	JNL/MCM
	International	JNL/MCM	JNL/MCM	JNL/MCM	NYSE	Oil & Gas	Pacific	JNL/MCM	S&P 400	S&P 500
	Index	JNL 5	JNL Optimized	Nasdaq 25	International	Sector	Rim 30	S&P 24	MidCap	Index
	Portfolio	Portfolio	5 Portfolio	Portfolio	25 Portfolio	Portfolio	Portfolio	Portfolio	Index Portfolio	Portfolio
Operations
Net investment income (loss)	$70,053	$881,713	$135,494	$(71,933)	$27,333	$(139,753)	$(31,891)	$(15,951)	$(296,267)	$(128,117)
Net realized gain (loss) on investments	(1,532,749)	(20,227,116)	(448,311)	47,800	(228,967)	(1,281,175)	38,413	(6,184)	177,450	776,736
Net change in unrealized appreciation
(depreciation) on investments	3,036,097	54,049,273	3,998,343	730,297	140,323	5,848,495	239,040	217,045	6,467,377	6,682,155
Net increase (decrease) in net assets
from operations	1,573,401	34,703,870	3,685,526	706,164	(61,311)	4,427,567	245,562	194,910	6,348,560	7,330,774

Contract transactions 1
Purchase payments (Note 4)	3,477,190	13,019,504	4,380,580	965,040	1,092,501	5,191,281	974,493	405,096	2,982,706	15,344,491
Surrenders and terminations	(2,662,245)	(16,385,736)	(1,626,655)	(209,297)	(290,689)	(1,264,781)	(104,998)	(95,056)	(2,767,910)	(3,650,183)
Transfers between portfolios	(410,333)	(25,475,301)	378,163	(147,875)	126,182	1,973,151	1,411,228	70,746	5,079,184	1,764,846
Net annuitization transactions	-	-	-	-	-	-	-	-	-	-
Policyholder charges (Note 3)	(17,027)	(219,998)	(17,377)	(2,540)	(4,026)	(16,489)	(1,066)	(461)	(17,099)	(26,021)
Net increase (decrease) in net assets from
contract transactions	387,585	(29,061,531)	3,114,711	605,328	923,968	5,883,162	2,279,657	380,325	5,276,881	13,433,133

Net increase (decrease) in net assets	1,960,986	5,642,339	6,800,237	1,311,492	862,657	10,310,729	2,525,219	575,235	11,625,441	20,763,907

Net assets beginning of period	32,115,043	249,704,640	26,985,564	4,233,250	5,156,907	20,182,550	850,315	977,103	24,245,554	45,163,786

Net assets end of period	$34,076,029	$255,346,979	$33,785,801	$5,544,742	$6,019,564	$30,493,279	$3,375,534	$1,552,338	$35,870,995	$65,927,693

1 Contract unit transactions
Units Outstanding at December 31, 2009	2,237,818	26,219,235	3,138,765	441,062	628,748	772,012	72,901	117,686	1,819,686	4,735,840

Units Issued	524,906	1,900,001	884,028	320,403	310,452	521,745	309,769	79,055	876,696	3,257,077
Units Redeemed	(501,683)	(4,840,665)	(506,386)	(260,840)	(208,712)	(300,096)	(122,783)	(34,158)	(521,029)	(1,881,403)

Units Outstanding at December 31, 2010	2,261,041	23,278,571	3,516,407	500,625	730,488	993,661	259,887	162,583	2,175,353	6,111,514

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2010

							JNL/
		JNL/MCM	JNL/MCM	JNL/MCM	JNL/MCM		Oppenheimer
	JNL/MCM	Select Small-	Small Cap	Technology	Value		Global	JNL/PAM	JNL/PAM	JNL/PIMCO
	S&P SMid	Cap	Index	Sector	Line 30	JNL/MCM	Growth	Asia ex-Japan	China-India	Real Return
	60 Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	VIP Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
Operations
Net investment income (loss)	$(186,855)	$(75,218)	$(296,189)	$(323,369)	$(327,796)	$70,078	$(151,393)	$(101,316)	$(272,159)	$(1,368)
Net realized gain (loss) on investments	794,399	(676,266)	(80,113)	2,143,080	(1,925,925)	(1,302,607)	(585,722)	125,628	969,019	1,287,374
Net change in unrealized appreciation
(depreciation) on investments	530,162	1,560,200	6,548,213	(218,377)	7,989,342	2,705,694	3,103,878	1,106,417	1,406,217	481,106
Net increase (decrease) in net assets
from operations	1,137,706	808,716	6,171,911	1,601,334	5,735,621	1,473,165	2,366,763	1,130,729	2,103,077	1,767,112

Contract transactions 1
Purchase payments (Note 4)	1,307,317	698,690	2,760,005	4,004,666	1,562,513	1,237,738	4,508,268	2,185,749	6,125,560	16,298,221
Surrenders and terminations	(549,233)	(551,350)	(2,663,289)	(829,361)	(1,597,355)	(901,777)	(1,128,402)	(302,299)	(695,232)	(2,279,188)
Transfers between portfolios	(109,914)	796,135	(600,409)	(5,970,480)	(3,518,526)	(1,637,612)	(49,379)	241,156	(2,061,787)	3,280,112
Net annuitization transactions	-	-	-	-	-	-	-	-	-	(184,258)
Policyholder charges (Note 3)	(3,437)	(3,772)	(14,145)	(9,119)	(20,394)	(20,995)	(8,983)	(3,517)	(8,527)	(17,613)
Net increase (decrease) in net assets from
contract transactions	644,733	939,703	(517,838)	(2,804,294)	(3,573,762)	(1,322,646)	3,321,504	2,121,089	3,360,014	17,097,274

Net increase (decrease) in net assets	1,782,439	1,748,419	5,654,073	(1,202,960)	2,161,859	150,519	5,688,267	3,251,818	5,463,091	18,864,386

Net assets beginning of period	9,384,168	6,319,265	25,411,896	20,519,678	29,691,813	11,753,992	15,773,463	5,940,990	16,154,670	27,003,362

Net assets end of period	$11,166,607	$8,067,684	$31,065,969	$19,316,718	$31,853,672	$11,904,511	$21,461,730	$9,192,808	$21,617,761	$45,867,748

1 Contract unit transactions
Units Outstanding at December 31, 2009	976,466	571,945	2,128,028	3,339,358	2,880,074	1,195,986	1,313,886	741,299	2,160,392	2,267,443

Units Issued	1,333,869	177,313	773,872	1,734,177	273,493	170,962	686,266	648,073	1,518,407	1,854,919
Units Redeemed	(1,333,767)	(110,339)	(809,498)	(2,230,449)	(590,012)	(297,814)	(430,347)	(414,174)	(1,158,698)	(494,097)

Units Outstanding at December 31, 2010	976,568	638,919	2,092,402	2,843,086	2,563,555	1,069,134	1,569,805	975,198	2,520,101	3,628,265

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2010

		JNL/	JNL/
		PPM	PPM	JNL/	JNL/	JNL/
	JNL/PIMCO	America	America	PPM America	PPM	Red Rocks		JNL/S&P	JNL/S&P	JNL/S&P
	Total Return	High Yield	Mid Cap	Small Cap	America	Listed		Competitive	Disciplined	Disciplined
	Bond	Bond	Value	Value	Value Equity	Private Equity	JNL/S&P 4	Advantage	Growth	Moderate
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
Operations
Net investment income (loss)	$982,455	$1,839,207	$(25,723)	$(18,342)	$326	$(42,976)	$(628,802)	$(79,393)	$(17,792)	$(74,100)
Net realized gain (loss) on investments	7,269,889	680,661	(128,519)	156,774	(74,870)	141,188	1,167,768	1,893,503	82,292	110,147
Net change in unrealized appreciation
(depreciation) on investments	(2,304,255)	1,528,002	346,319	252,748	651,243	750,090	4,048,162	(1,102,660)	762,182	1,839,323
Net increase (decrease) in net assets
from operations	5,948,089	4,047,870	192,077	391,180	576,699	848,302	4,587,128	711,450	826,682	1,875,370

Contract transactions 1
Purchase payments (Note 4)	55,206,972	8,440,440	960,517	1,163,699	674,574	2,254,180	8,355,244	795,630	2,814,618	9,061,107
Surrenders and terminations	(12,095,702)	(2,951,239)	(177,686)	(176,593)	(176,540)	(121,298)	(1,532,956)	(403,760)	(191,845)	(922,336)
Transfers between portfolios	10,436,801	(218,600)	1,135,049	431,509	1,173,281	1,343,787	9,014	(7,360,263)	(383,666)	4,317,918
Net annuitization transactions	-	-	-	-	(2,507)	-	-	-	-	-
Policyholder charges (Note 3)	(64,448)	(17,861)	(1,741)	(496)	(1,448)	(1,124)	(20,355)	(2,554)	(2,023)	(15,409)
Net increase (decrease) in net assets from
contract transactions	53,483,623	5,252,740	1,916,139	1,418,119	1,667,360	3,475,545	6,810,947	(6,970,947)	2,237,084	12,441,280

Net increase (decrease) in net assets	59,431,712	9,300,610	2,108,216	1,809,299	2,244,059	4,323,847	11,398,075	(6,259,497)	3,063,766	14,316,650

Net assets beginning of period	95,963,993	28,837,591	770,496	779,897	3,170,091	1,653,595	35,257,403	11,376,726	5,843,420	9,460,250

Net assets end of period	$155,395,705	$38,138,201	$2,878,712	$2,589,196	$5,414,150	$5,977,442	$46,655,478	$5,117,229	$8,907,186	$23,776,900

1 Contract unit transactions
Units Outstanding at December 31, 2009	5,846,975	2,221,113	94,252	94,853	298,866	202,189	3,784,689	1,168,894	755,099	1,067,174

Units Issued	4,437,011	1,435,280	505,702	187,379	142,166	519,707	1,291,847	189,830	476,208	1,578,266
Units Redeemed	(1,472,474)	(1,098,171)	(323,754)	(32,309)	(46,104)	(134,287)	(605,238)	(884,442)	(194,891)	(196,847)

Units Outstanding at December 31, 2010	8,811,512	2,558,222	276,200	249,923	394,928	587,609	4,471,298	474,282	1,036,416	2,448,593

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2010

				JNL/				JNL/
	JNL/S&P	JNL/S&P		S&P	JNL/	JNL/	JNL/	S&P
	Disciplined	Dividend	JNL/S&P	Managed	S&P	S&P	S&P	Managed
	Moderate	Income	Intrinsic	Aggressive	Managed	Managed	Managed	Moderate	JNL/S&P	JNL/Select
	Growth	& Growth	Value	Growth	Conservative	Growth	Moderate	Growth	Total Yield	Balanced
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
Operations
Net investment income (loss)	$(48,487)	$8,266	$(20,459)	$(640,500)	$836,658	$(896,303)	$618,326	$(475,656)	$(6,387)	$(60,272)
Net realized gain (loss) on investments	118,821	643,385	463,561	(562,009)	304,858	(1,074,379)	434,202	536,924	65,711	192,985
Net change in unrealized appreciation
(depreciation) on investments	2,371,880	657,325	(222,032)	9,873,293	3,172,633	21,741,166	9,987,492	19,431,578	57,815	4,065,451
Net increase (decrease) in net assets
from operations	2,442,214	1,308,976	221,070	8,670,784	4,314,149	19,770,484	11,040,020	19,492,846	117,139	4,198,164

Contract transactions 1
Purchase payments (Note 4)	9,943,001	6,199,925	1,121,963	12,774,444	31,649,756	31,886,114	46,557,667	63,992,747	770,798	19,239,937
Surrenders and terminations	(1,066,594)	(330,532)	(115,272)	(4,294,326)	(5,173,378)	(10,444,221)	(5,919,701)	(11,581,026)	(112,600)	(2,423,646)
Transfers between portfolios	1,558,204	365,695	1,457,351	(920,834)	10,038,277	5,313,832	7,752,615	9,420,737	403,453	4,133,742
Net annuitization transactions	-	-	-	-	-	-	-	-	-	(6,848)
Policyholder charges (Note 3)	(3,154)	(1,355)	(558)	(24,368)	(27,907)	(111,051)	(54,287)	(91,499)	(212)	(19,034)
Net increase (decrease) in net assets from
contract transactions	10,431,457	6,233,733	2,463,484	7,534,916	36,486,748	26,644,674	48,336,294	61,740,959	1,061,439	20,924,151

Net increase (decrease) in net assets	12,873,671	7,542,709	2,684,554	16,205,700	40,800,897	46,415,158	59,376,314	81,233,805	1,178,578	25,122,315

Net assets beginning of period	11,756,675	3,914,206	1,823,592	53,253,720	47,357,606	122,493,374	87,074,749	129,482,312	754,334	30,956,097

Net assets end of period	$24,630,346	$11,456,915	$4,508,146	$69,459,420	$88,158,503	$168,908,532	$146,451,063	$210,716,117	$1,932,912	$56,078,412

1 Contract unit transactions
Units Outstanding at December 31, 2009	1,442,753	452,871	188,920	4,404,362	4,287,203	9,601,582	7,740,488	9,880,241	84,232	1,260,765

Units Issued	1,483,518	853,380	534,870	1,387,451	4,114,550	3,932,186	5,067,515	6,251,940	154,401	942,449
Units Redeemed	(223,390)	(170,221)	(309,398)	(834,587)	(961,054)	(2,048,436)	(970,626)	(1,838,881)	(39,294)	(158,564)

Units Outstanding at December 31, 2010	2,702,881	1,136,030	414,392	4,957,226	7,440,699	11,485,332	11,837,377	14,293,300	199,339	2,044,650

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2010

		JNL/	JNL/T. Rowe	JNL/T. Rowe	JNL/T. Rowe
	JNL/Select	Select	Price	Price Mid-Cap	Price Short-	JNL/T. Rowe
	Money Market	Value	Established	Growth	Term	Price Value
	Portfolio	Portfolio	Growth Portfolio	Portfolio	Bond Portfolio	Portfolio
Operations
Net investment income (loss)	$(381,514)	$(97,846)	$(685,346)	$(727,725)	$(22,771)	$(151,784)
Net realized gain (loss) on investments	-	44,451	263,226	2,025,248	(25,658)	(878,594)
Net change in unrealized appreciation
(depreciation) on investments	-	1,990,836	7,198,402	11,215,855	140,974	4,603,390
Net increase (decrease) in net assets
from operations	(381,514)	1,937,441	6,776,282	12,513,378	92,545	3,573,012

Contract transactions 1
Purchase payments (Note 4)	15,123,781	3,629,025	9,658,379	10,461,687	6,238,145	3,031,585
Surrenders and terminations	(5,175,017)	(1,119,052)	(3,170,446)	(3,557,068)	(610,573)	(2,288,086)
Transfers between portfolios	(8,482,929)	1,587,216	2,038,123	5,579,327	360,963	1,817,048
Net annuitization transactions	(172,964)	-	-	-	-	-
Policyholder charges (Note 3)	(30,296)	(9,941)	(37,383)	(36,007)	(1,946)	(25,807)
Net increase (decrease) in net assets from
contract transactions	1,262,575	4,087,248	8,488,673	12,447,939	5,986,589	2,534,740

Net increase (decrease) in net assets	881,061	6,024,689	15,264,955	24,961,317	6,079,134	6,107,752

Net assets beginning of period	24,499,693	13,294,004	38,908,760	43,236,910	7,690,974	24,491,497

Net assets end of period	$25,380,754	$19,318,693	$54,173,715	$68,198,227	$13,770,108	$30,599,249

1 Contract unit transactions
Units Outstanding at December 31, 2009	1,961,012	759,748	1,718,555	1,215,064	748,895	1,942,890

Units Issued	4,001,216	375,497	620,676	483,095	1,012,734	582,929
Units Redeemed	(3,930,935)	(150,989)	(338,772)	(208,098)	(441,968)	(400,075)

Units Outstanding at December 31, 2010	2,031,293	984,256	2,000,459	1,490,061	1,319,661	2,125,744
See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2009

									JNL/Capital	JNL/Capital
	JNL	JNL	JNL	JNL	JNL/AIM	JNL/AIM	JNL/AIM	JNL/AIM	Guardian	Guardian Global
	Institutional	Institutional	Institutional	Institutional	Global	International	Large Cap	Small Cap	Global	Diversified
	Alt 20	Alt 35	Alt 50	Alt 65	Real Estate	Growth	Growth	Growth	Balanced	Research
	Portfolio(a)	Portfolio(a)	Portfolio(a)	Portfolio(a)	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
Operations
Net investment income (loss)	$(17,316)	$(16,349)	$(29,626)	$(17,760)	$77,029	$58,848	$(97,313)	$(65,766)	$87,691	$8,944
Net realized gain (loss) on investments	42,928	2,402	4,977	9,132	(1,295,489)	(1,264,745)	(465,140)	(434,598)	(599,320)	(491,214)
Net change in unrealized appreciation
(depreciation) on investments	186,441	223,344	243,254	234,327	2,911,311	4,734,969	2,114,271	1,637,649	2,731,304	2,316,232
Net increase (decrease) in net assets
from operations	212,053	209,397	218,605	225,699	1,692,851	3,529,072	1,551,818	1,137,285	2,219,675	1,833,962

Contract transactions 1
Purchase payments (Note 4)	2,840,525	2,448,700	5,688,661	2,545,273	1,734,541	3,181,027	2,068,382	1,139,757	2,362,893	2,029,685
Surrenders and terminations	(17,739)	(20,057)	(33,342)	(38,478)	(254,276)	(846,011)	(446,834)	(212,141)	(776,346)	(347,743)
Transfers between portfolios	1,510,410	1,904,901	4,697,837	1,410,201	1,942,822	927,292	683,518	1,986,873	560,027	703,881
Net annuitization transactions	-	-	-	-	-	-	-	-	-	-
Policyholder charges (Note 3)	(18)	(30)	-	(15)	(5,300)	(10,703)	(5,587)	(1,895)	(6,252)	(6,084)
Net increase (decrease) in net assets from
contract transactions	4,333,178	4,333,514	10,353,156	3,916,981	3,417,787	3,251,605	2,299,479	2,912,594	2,140,322	2,379,739

Net increase (decrease) in net assets	4,545,231	4,542,911	10,571,761	4,142,680	5,110,638	6,780,677	3,851,297	4,049,879	4,359,997	4,213,701

Net assets beginning of period	-	-	-	-	4,718,482	9,437,295	5,552,546	2,303,250	9,625,185	4,640,956

Net assets end of period	$4,545,231	$4,542,911	$10,571,761	$4,142,680	$9,829,120	$16,217,972	$9,403,843	$6,353,129	$13,985,182	$8,854,657

1 Contract unit transactions
Units Outstanding at December 31, 2008	-	-	-	-	576,878	906,225	650,312	253,791	1,076,665	347,351

Units Issued	397,553	349,150	794,254	311,943	571,582	430,008	426,904	366,807	439,384	186,658
Units Redeemed	(36,301)	(1,661)	(6,150)	(11,779)	(229,739)	(196,723)	(184,733)	(98,199)	(216,967)	(88,486)

Units Outstanding at December 31, 2009	361,252	347,489	788,104	300,164	918,721	1,139,510	892,483	522,399	1,299,082	445,523

(a) Commencement of operations April 6, 2009.

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2009

		JNL/Capital
	JNL/Capital	Guardian	JNL/Credit	JNL/				JNL/Franklin
	Guardian	U.S.	Suisse	Credit	JNL/Eagle	JNL/Eagle	JNL/Franklin	Templeton	JNL/Franklin	JNL/Franklin
	International	Growth	Commodity	Suisse	Core	SmallCap	Templeton	Global	Templeton	Templeton
	Small	Equity	Securities	Long/Short	Equity	Equity	Founding	Growth	Income	Mutual
	Cap Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Strategy Portfolio	Portfolio	Portfolio	Shares Portfolio
Operations
Net investment income (loss)	$16,553	$(155,089)	$(208,260)	$(15,340)	$(10,465)	$(114,001)	$(511,940)	$25,753	$1,393,708	$187,693
Net realized gain (loss) on investments	(7,915)	(440,312)	(4,691,070)	(158,780)	(467,644)	(412,834)	(2,574,084)	(285,032)	(2,095,784)	(1,425,673)
Net change in unrealized appreciation
(depreciation) on investments	856,937	3,650,166	13,256,894	746,781	1,294,041	2,853,170	11,277,050	1,332,411	7,637,227	2,722,839
Net increase (decrease) in net assets
from operations	865,575	3,054,765	8,357,564	572,661	815,932	2,326,335	8,191,026	1,073,132	6,935,151	1,484,859

Contract transactions 1
Purchase payments (Note 4)	2,042,343	4,125,758	5,297,435	1,051,593	734,202	2,281,559	8,908,445	1,600,917	7,048,079	3,249,933
Surrenders and terminations	(76,788)	(662,651)	(1,355,638)	(106,874)	(284,478)	(293,897)	(1,873,785)	(186,532)	(1,557,850)	(293,440)
Transfers between portfolios	2,000,578	1,767,183	(1,024,125)	389,085	898,461	1,669,082	(254,759)	253,448	(1,313,845)	137,386
Net annuitization transactions	-	-	-	-	-	-	-	-	-	-
Policyholder charges (Note 3)	(1,389)	(4,854)	(18,069)	(1,457)	(1,912)	(4,353)	(28,788)	(2,872)	(22,565)	(3,430)
Net increase (decrease) in net assets from
contract transactions	3,964,744	5,225,436	2,899,603	1,332,347	1,346,273	3,652,391	6,751,113	1,664,961	4,153,819	3,090,449

Net increase (decrease) in net assets	4,830,319	8,280,201	11,257,167	1,905,008	2,162,205	5,978,726	14,942,139	2,738,093	11,088,970	4,575,308

Net assets beginning of period	709,095	6,681,691	17,073,695	1,600,997	2,152,334	4,285,758	26,679,140	3,094,223	23,603,655	5,576,454

Net assets end of period	$5,539,414	$14,961,892	$28,330,862	$3,506,005	$4,314,539	$10,264,484	$41,621,279	$5,832,316	$34,692,625	$10,151,762

1 Contract unit transactions
Units Outstanding at December 31, 2008	158,658	557,079	2,611,590	244,680	234,791	298,811	4,280,143	534,730	3,143,848	925,108

Units Issued	755,648	388,816	2,203,623	272,149	171,398	301,892	1,886,016	387,907	1,377,398	948,521
Units Redeemed	(88,083)	(145,565)	(1,881,222)	(81,011)	(78,473)	(80,054)	(952,294)	(140,265)	(990,619)	(522,165)

Units Outstanding at December 31, 2009	826,223	800,330	2,933,991	435,818	327,716	520,649	5,213,865	782,372	3,530,627	1,351,464

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2009

	JNL/Franklin	JNL/	JNL/Goldman	JNL/				JNL/JPMorgan
	Templeton	Goldman Sachs	Sachs Emerging	Goldman Sachs	JNL/Ivy	JNL/JPMorgan	JNL/JPMorgan	U.S. Government	JNL/Lazard	JNL/Lazard
	Small Cap	Core Plus	Markets Debt	Mid Cap	Asset Strategy	International	MidCap Growth	& Quality Bond	Emerging Markets	Mid Cap
	Value Portfolio	Bond Portfolio	Portfolio	Value Portfolio	Portfolio(a)	Value Portfolio	Portfolio	Portfolio	Portfolio	Equity Portfolio
Operations
Net investment income (loss)	$(24,382)	$458,068	$(15,759)	$(13,780)	$(9,438)	$411,604	$(177,471)	$152,002	$130,171	$(79,452)
Net realized gain (loss) on investments	(232,866)	(104,331)	17,866	(377,391)	252	(3,552,615)	(337,672)	327,120	(757,066)	(1,106,994)
Net change in unrealized appreciation
(depreciation) on investments	1,313,357	1,262,475	150,011	1,470,026	13,534	7,061,761	4,620,932	(229,098)	8,150,035	3,912,019
Net increase (decrease) in net assets
from operations	1,056,109	1,616,212	152,118	1,078,855	4,348	3,920,750	4,105,789	250,024	7,523,140	2,725,573

Contract transactions 1
Purchase payments (Note 4)	1,819,944	4,332,643	1,917,368	1,583,591	1,331,001	2,412,877	1,110,217	3,894,840	16,476,744	981,403
Surrenders and terminations	(113,184)	(1,234,520)	(37,586)	(187,373)	(21,947)	(855,203)	(714,899)	(1,952,079)	(898,167)	(656,243)
Transfers between portfolios	650,175	(1,157,112)	1,554,401	541,943	3,374,746	(990,400)	6,718,023	332,003	(43,387)	184,288
Net annuitization transactions	-	-	-	-	-	-	-	-	-	-
Policyholder charges (Note 3)	(1,071)	(14,349)	(156)	(3,528)	(1,396)	(12,502)	(10,357)	(17,818)	(9,505)	(4,860)
Net increase (decrease) in net assets from
contract transactions	2,355,864	1,926,662	3,434,027	1,934,633	4,682,404	554,772	7,102,984	2,256,946	15,525,685	504,588

Net increase (decrease) in net assets	3,411,973	3,542,874	3,586,145	3,013,488	4,686,752	4,475,522	11,208,773	2,506,970	23,048,825	3,230,161

Net assets beginning of period	2,371,180	14,517,997	90,216	2,680,065	-	14,625,643	3,832,004	14,558,508	7,601,713	7,070,361

Net assets end of period	$5,783,153	$18,060,871	$3,676,361	$5,693,553	$4,686,752	$19,101,165	$15,040,777	$17,065,478	$30,650,538	$10,300,522

1 Contract unit transactions
Units Outstanding at December 31, 2008	309,982	824,730	9,356	330,736	-	1,560,086	397,359	895,948	1,099,516	619,288

Units Issued	345,754	335,467	324,327	284,820	455,009	486,229	638,406	522,488	2,349,937	157,138
Units Redeemed	(81,691)	(274,510)	(17,951)	(79,422)	(2,875)	(459,157)	(153,517)	(410,357)	(829,059)	(122,109)

Units Outstanding at December 31, 2009	574,045	885,687	315,732	536,134	452,134	1,587,158	882,248	1,008,079	2,620,394	654,317

(a) Commencement of operations September 28, 2009.

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2009

										JNL/MCM
										Enhanced
	JNL/Lazard	JNL/M&G	JNL/M&G					JNL/MCM	JNL/MCM	S&P 500
	Small Cap	Global	Global	JNL/MCM	JNL/MCM	JNL/MCM	JNL/MCM	Consumer	Dow	Stock
	Equity	Basics	Leaders	10 x 10	25	Bond Index	Communications	Brands	Dividend	Index
	Portfolio(a)	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Sector Portfolio	Sector Portfolio	Portfolio	Portfolio(a)
Operations
Net investment income (loss)	$1,820	$(1,865)	$(873)	$480,215	$181,636	$171,893	$35,539	$(13,423)	$618,208	$64,490
Net realized gain (loss) on investments	(4,001,977)	36,296	10,831	(52,198)	(4,258,048)	168,487	(258,653)	(127,014)	(2,660,026)	(2,590,618)
Net change in unrealized appreciation
(depreciation) on investments	3,747,453	55,629	54,781	3,292,361	7,516,544	352,161	492,586	506,825	4,270,812	2,330,824
Net increase (decrease) in net assets
from operations	(252,704)	90,060	64,739	3,720,378	3,440,132	692,541	269,472	366,388	2,228,994	(195,304)

Contract transactions 1
Purchase payments (Note 4)	112,638	198,316	218,234	5,918,020	801,476	2,901,645	323,987	279,638	2,727,940	97,327
Surrenders and terminations	(78,948)	(4,538)	(14,990)	(597,091)	(914,920)	(1,219,782)	(58,446)	(88,468)	(569,308)	(59,005)
Transfers between portfolios	(4,221,078)	309,491	159,896	896,361	(5,699,815)	(3,048,907)	(12,836)	28,011	(617,841)	(3,442,804)
Net annuitization transactions	-	-	-	-	(1,443)	-	-	-	-	-
Policyholder charges (Note 3)	(1,223)	(44)	(233)	(10,294)	(10,684)	(10,789)	(905)	(531)	(7,719)	(1,224)
Net increase (decrease) in net assets from
contract transactions	(4,188,611)	503,225	362,907	6,206,996	(5,825,386)	(1,377,833)	251,800	218,650	1,533,072	(3,405,706)

Net increase (decrease) in net assets	(4,441,315)	593,285	427,646	9,927,374	(2,385,254)	(685,292)	521,272	585,038	3,762,066	(3,601,010)

Net assets beginning of period	4,441,315	22,416	37,714	11,357,047	11,780,750	19,682,835	1,046,614	1,088,255	9,597,568	3,601,010

Net assets end of period	$-	$615,701	$465,360	$21,284,421	$9,395,496	$18,997,543	$1,567,886	$1,673,293	$13,359,634	$-

1 Contract unit transactions
Units Outstanding at December 31, 2008	481,286	2,673	4,531	1,845,217	1,606,543	1,651,991	284,840	155,216	1,850,514	593,497

Units Issued	34,978	64,126	48,490	1,351,494	272,186	453,964	160,594	73,875	1,041,086	37,455
Units Redeemed	(516,264)	(16,055)	(11,660)	(378,905)	(1,040,687)	(579,023)	(99,544)	(47,485)	(714,221)	(630,952)

Units Outstanding at December 31, 2009	-	50,744	41,361	2,817,806	838,042	1,526,932	345,890	181,606	2,177,379	-

(a) The period is from January 1, 2009 through acquisition April 3, 2009.

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2009

		JNL/MCM	JNL/MCM	JNL/MCM		JNL/MCM		JNL/MCM	JNL/MCM	JNL/MCM
	JNL/MCM	Financial	Global	Healthcare	JNL/MCM	International	JNL/MCM	JNL	Nasdaq	NYSE
	European 30	Sector	Alpha	Sector	Index 5	Index	JNL 5	Optimized	25	International
	Portfolio	Portfolio	Portfolio(a)	Portfolio	Portfolio	Portfolio	Portfolio	5 Portfolio	Portfolio	25 Portfolio
Operations
Net investment income (loss)	$12,573	$8,363	$(146)	$(18,258)	$(46,464)	$243,911	$4,317,469	$262,742	$(59,886)	$139,902
Net realized gain (loss) on investments	59,949	(987,740)	(26)	(1,249,845)	333,353	(2,462,690)	(46,161,995)	(2,416,206)	(438,995)	(439,658)
Net change in unrealized appreciation
(depreciation) on investments	15,952	2,306,414	(1,083)	2,438,652	4,048,718	8,775,305	88,127,996	8,667,819	1,488,309	1,559,332
Net increase (decrease) in net assets
from operations	88,474	1,327,037	(1,255)	1,170,549	4,335,607	6,556,526	46,283,470	6,514,355	989,428	1,259,576

Contract transactions 1
Purchase payments (Note 4)	274,181	1,815,608	60,884	1,997,574	13,070,026	4,355,551	20,266,215	4,748,958	1,131,942	1,659,263
Surrenders and terminations	(10,418)	(258,441)	(125)	(437,133)	(268,921)	(1,952,399)	(13,295,028)	(933,496)	(255,970)	(171,273)
Transfers between portfolios	554,881	902,608	54,199	(2,588,882)	1,723,042	285,403	(23,276,486)	(321,425)	(465,865)	(665,582)
Net annuitization transactions	-	-	-	-	-	-	(4,708)	-	-	-
Policyholder charges (Note 3)	(252)	(2,602)	-	(6,422)	(891)	(17,088)	(211,114)	(17,362)	(7,716)	(1,750)
Net increase (decrease) in net assets from
contract transactions	818,392	2,457,173	114,958	(1,034,863)	14,523,256	2,671,467	(16,521,121)	3,476,675	402,391	820,658

Net increase (decrease) in net assets	906,866	3,784,210	113,703	135,686	18,858,863	9,227,993	29,762,349	9,991,030	1,391,819	2,080,234

Net assets beginning of period	23,134	3,203,971	-	8,686,259	4,148,206	22,887,050	219,942,291	16,994,534	2,841,431	3,076,673

Net assets end of period	$930,000	$6,988,181	$113,703	$8,821,945	$23,007,069	$32,115,043	$249,704,640	$26,985,564	$4,233,250	$5,156,907

1 Contract unit transactions
Units Outstanding at December 31, 2008	2,694	565,722	-	937,193	608,057	2,029,599	28,207,456	2,677,700	390,796	501,372

Units Issued	88,736	915,121	11,977	475,546	2,431,749	586,304	4,522,452	1,125,898	218,724	390,361
Units Redeemed	(13,244)	(431,573)	(417)	(619,746)	(298,074)	(378,085)	(6,510,673)	(664,833)	(168,458)	(262,985)

Units Outstanding at December 31, 2009	78,186	1,049,270	11,560	792,993	2,741,732	2,237,818	26,219,235	3,138,765	441,062	628,748

(a) Commencement of operations September 28, 2009.

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2009

	JNL/MCM	JNL/MCM		JNL/MCM	JNL/MCM	JNL/MCM	JNL/MCM	JNL/MCM	JNL/MCM	JNL/MCM
	Oil & Gas	Pacific Rim	JNL/MCM	S&P 400	S&P 500	S&P SMid	Select Small-	Small Cap	Technology	Value Line
	Sector	30	S&P 24	MidCap	Index	60	Cap	Index	Sector	30
	Portfolio	Portfolio	Portfolio	Index Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio
Operations
Net investment income (loss)	$(106,061)	$4,487	$(45,294)	$(116,576)	$(25,290)	$(36,971)	$(35,381)	$(212,846)	$(185,312)	$(432,263)
Net realized gain (loss) on investments	(542,424)	49,423	(2,307,217)	(3,313,350)	(2,331,091)	(1,411,437)	(1,662,302)	(2,835,208)	65,279	(11,889,175)
Net change in unrealized appreciation
(depreciation) on investments	3,290,526	17,779	2,169,418	9,473,453	10,568,254	2,719,738	1,960,213	9,052,647	5,627,244	15,383,085
Net increase (decrease) in net assets
from operations	2,642,041	71,689	(183,093)	6,043,527	8,211,873	1,271,330	262,530	6,004,593	5,507,211	3,061,647

Contract transactions 1
Purchase payments (Note 4)	3,382,720	394,407	273,627	2,855,687	9,555,504	1,365,128	942,817	2,822,545	2,548,897	3,264,813
Surrenders and terminations	(998,184)	(6,513)	(240,954)	(1,688,961)	(2,716,083)	(244,837)	(421,544)	(1,765,852)	(563,830)	(1,381,780)
Transfers between portfolios	1,967,452	365,043	(5,009,399)	(2,105,642)	4,480,273	2,833,981	554,698	(82,624)	10,159,573	(8,705,588)
Net annuitization transactions	-	-	-	-	(2,827)	-	-	-	-	-
Policyholder charges (Note 3)	(16,539)	(14)	(1,712)	(16,300)	(26,985)	(4,011)	(5,253)	(17,186)	(10,328)	(23,438)
Net increase (decrease) in net assets from
contract transactions	4,335,449	752,923	(4,978,438)	(955,216)	11,289,882	3,950,261	1,070,718	956,883	12,134,312	(6,845,993)

Net increase (decrease) in net assets	6,977,490	824,612	(5,161,531)	5,088,311	19,501,755	5,221,591	1,333,248	6,961,476	17,641,523	(3,784,346)

Net assets beginning of period	13,205,060	25,703	6,138,634	19,157,243	25,662,031	4,162,577	4,986,017	18,450,420	2,878,155	33,476,159

Net assets end of period	$20,182,550	$850,315	$977,103	$24,245,554	$45,163,786	$9,384,168	$6,319,265	$25,411,896	$20,519,678	$29,691,813

1 Contract unit transactions
Units Outstanding at December 31, 2008	599,490	2,689	874,814	1,964,187	3,354,063	688,794	473,064	1,940,985	758,455	3,669,657

Units Issued	337,889	79,673	191,463	451,386	2,332,120	1,701,533	221,485	1,045,759	3,114,866	948,922
Units Redeemed	(165,367)	(9,461)	(948,591)	(595,887)	(950,343)	(1,413,861)	(122,604)	(858,716)	(533,963)	(1,738,505)

Units Outstanding at December 31, 2009	772,012	72,901	117,686	1,819,686	4,735,840	976,466	571,945	2,128,028	3,339,358	2,880,074

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2009

								JNL/	JNL/
		JNL/				JNL/PIMCO	JNL/	PPM	PPM	JNL/
		Oppenheimer	JNL/PAM			Total	PPM	America	America	PPM America
	JNL/MCM	Global	Asia ex-	JNL/PAM	JNL/PIMCO	Return	America	High Yield	Mid Cap	Small Cap
	VIP	Growth	Japan	China-India	Real Return	Bond	Core Equity	Bond	Value	Value
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio(a)	Portfolio	Portfolio	Portfolio
Operations
Net investment income (loss)	$9,202	$(12,395)	$(41,145)	$(99,886)	$274,515	$1,071,668	$96,396	$1,315,495	$(3,022)	$(2,572)
Net realized gain (loss) on investments	(3,106,136)	(650,381)	72,489	123,765	(215,565)	2,368,522	(488,284)	(1,213,266)	(19,737)	(55,372)
Net change in unrealized appreciation
(depreciation) on investments	4,964,139	4,560,573	796,872	2,264,291	2,651,867	3,263,752	737,898	6,787,311	189,528	136,669
Net increase (decrease) in net assets
from operations	1,867,205	3,897,797	828,216	2,288,170	2,710,817	6,703,942	346,010	6,889,540	166,769	78,725

Contract transactions 1
Purchase payments (Note 4)	2,253,966	2,783,834	1,339,491	3,973,574	6,928,759	22,681,693	178,603	6,218,316	298,636	370,467
Surrenders and terminations	(918,084)	(692,990)	(90,019)	(260,743)	(1,609,371)	(4,568,002)	(68,542)	(1,454,942)	(6,196)	(4,756)
Transfers between portfolios	(1,633,925)	221,960	3,366,678	9,075,841	3,205,584	31,316,430	(1,563,894)	5,632,452	123,384	169,179
Net annuitization transactions	-	-	-	-	-	(5,519)	-	-	-	-
Policyholder charges (Note 3)	(34,493)	(8,499)	(773)	(3,187)	(18,829)	(41,130)	(691)	(7,353)	(39)	(43)
Net increase (decrease) in net assets from
contract transactions	(332,536)	2,304,305	4,615,377	12,785,485	8,506,143	49,383,472	(1,454,524)	10,388,473	415,785	534,847

Net increase (decrease) in net assets	1,534,669	6,202,102	5,443,593	15,073,655	11,216,960	56,087,414	(1,108,514)	17,278,013	582,554	613,572

Net assets beginning of period	10,219,323	9,571,361	497,397	1,081,015	15,786,402	39,876,579	1,108,514	11,559,578	187,942	166,325

Net assets end of period	$11,753,992	$15,773,463	$5,940,990	$16,154,670	$27,003,362	$95,963,993	$-	$28,837,591	$770,496	$779,897

1 Contract unit transactions
Units Outstanding at December 31, 2008	1,267,926	1,097,568	103,682	258,737	1,529,936	2,781,733	151,071	1,305,635	33,400	26,657

Units Issued	319,973	526,097	799,963	2,132,140	1,215,098	3,743,326	37,909	1,410,515	97,497	110,638
Units Redeemed	(391,913)	(309,779)	(162,346)	(230,485)	(477,591)	(678,084)	(188,980)	(495,037)	(36,645)	(42,442)

Units Outstanding at December 31, 2009	1,195,986	1,313,886	741,299	2,160,392	2,267,443	5,846,975	-	2,221,113	94,252	94,853

(a) The period is from January 1, 2009 through acquisition September 25, 2009.

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2009

	JNL/	JNL/					JNL/S&P	JNL/S&P	JNL/S&P
	PPM	Red Rocks		JNL/S&P	JNL/S&P	JNL/S&P	Disciplined	Dividend	Growth	JNL/S&P
	America	Listed		Competitive	Disciplined	Disciplined	Moderate	Income	Retirement	Intrinsic
	Value Equity	Private Equity	JNL/S&P 4	Advantage	Growth	Moderate	Growth	& Growth	Strategy	Value
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio(a)	Portfolio
Operations
Net investment income (loss)	$98,360	$34,163	$(72,620)	$(133,721)	$66,789	$77,319	$114,284	$(37,606)	$180	$(11,778)
Net realized gain (loss) on investments	(392,508)	47,782	(692,264)	106,842	88,183	(4,584)	35,326	31,884	(44,441)	50,867
Net change in unrealized appreciation
(depreciation) on investments	1,226,529	272,829	8,437,506	2,839,685	796,703	749,958	1,533,474	742,950	40,401	312,069
Net increase (decrease) in net assets
from operations	932,381	354,774	7,672,622	2,812,806	951,675	822,693	1,683,084	737,228	(3,860)	351,158

Contract transactions 1
Purchase payments (Note 4)	269,500	868,056	13,062,145	973,133	3,460,627	4,543,844	5,520,998	1,951,466	-	668,771
Surrenders and terminations	(359,813)	(20,537)	(602,674)	(471,563)	(70,989)	(276,697)	(223,797)	(187,672)	(165)	(20,825)
Transfers between portfolios	266,948	214,109	5,965,361	5,908,405	426,201	2,187,515	1,814,037	180,684	(62,785)	611,000
Net annuitization transactions	-	-	-	-	-	-	-	-	-	-
Policyholder charges (Note 3)	(2,303)	(594)	(6,609)	(9,704)	(1,737)	(3,961)	(4,736)	(1,217)	-	(479)
Net increase (decrease) in net assets from
contract transactions	174,332	1,061,034	18,418,223	6,400,271	3,814,102	6,450,701	7,106,502	1,943,261	(62,950)	1,258,467

Net increase (decrease) in net assets	1,106,713	1,415,808	26,090,845	9,213,077	4,765,777	7,273,394	8,789,586	2,680,489	(66,810)	1,609,625

Net assets beginning of period	2,063,378	237,787	9,166,558	2,163,649	1,077,643	2,186,856	2,967,089	1,233,717	66,810	213,967

Net assets end of period	$3,170,091	$1,653,595	$35,257,403	$11,376,726	$5,843,420	$9,460,250	$11,756,675	$3,914,206	$-	$1,823,592

1 Contract unit transactions
Units Outstanding at December 31, 2009	304,992	40,164	1,373,798	315,081	171,705	288,003	440,372	173,358	9,214	34,226

Units Issued	71,935	201,902	4,058,143	1,099,598	687,592	857,767	1,112,956	341,211	-	189,138
Units Redeemed	(78,061)	(39,877)	(1,647,252)	(245,785)	(104,198)	(78,596)	(110,575)	(61,698)	(9,214)	(34,444)

Units Outstanding at December 31, 2010	298,866	202,189	3,784,689	1,168,894	755,099	1,067,174	1,442,753	452,871	-	188,920

(a) The period is from January 1, 2009 through acquisition April 3, 2009.

See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2009

	JNL/				JNL/	JNL/S&P
	S&P	JNL/	JNL/	JNL/	S&P	Moderate	JNL/S&P
	Managed	S&P	S&P	S&P	Managed	Growth	Moderate	JNL/S&P	JNL/S&P	JNL/S&P
	Aggressive	Managed	Managed	Managed	Moderate	Retirement	Retirement	Retirement	Retirement	Retirement
	Growth	Conservative	Growth	Moderate	Growth	Strategy	Strategy	2015	2020	2025
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio(a)	Portfolio(a)	Portfolio(b)	Portfolio(b)	Portfolio(b)
Operations
Net investment income (loss)	$240,286	$148,480	$464,480	$(89,272)	$(870,477)	$-	$-	$52,968	$18,482	$7,024
Net realized gain (loss) on investments	(721,546)	(384,816)	(970,756)	(434,122)	(1,032,548)	-	-	(126,707)	36,980	(126,293)
Net change in unrealized appreciation
(depreciation) on investments	11,179,919	4,474,270	20,695,640	9,814,825	20,918,914	-	-	617,496	357,003	239,990
Net increase (decrease) in net assets
from operations	10,698,659	4,237,934	20,189,364	9,291,431	19,015,889	-	-	543,757	412,465	120,721

Contract transactions 1
Purchase payments (Note 4)	9,655,984	13,708,531	26,503,190	27,317,137	33,004,815	-	-	1,773,770	951,105	595,661
Surrenders and terminations	(3,091,593)	(2,973,288)	(6,656,280)	(3,837,955)	(7,541,346)	-	-	(90,339)	(54,603)	(22,019)
Transfers between portfolios	492,925	2,840,546	19,096,994	10,649,836	9,176,146	-	-	(4,170,385)	(2,258,126)	(1,398,724)
Net annuitization transactions	-	-	-	-	(9,124)	-	-	-	-	-
Policyholder charges (Note 3)	(29,601)	(23,366)	(72,587)	(39,437)	(87,949)	-	-	(207)	(1,349)	(971)
Net increase (decrease) in net assets from
contract transactions	7,027,715	13,552,423	38,871,317	34,089,581	34,542,542	-	-	(2,487,161)	(1,362,973)	(826,053)

Net increase (decrease) in net assets	17,726,374	17,790,357	59,060,681	43,381,012	53,558,431	-	-	(1,943,404)	(950,508)	(705,332)

Net assets beginning of period	35,527,346	29,567,249	63,432,693	43,693,737	75,923,881	-	-	1,943,404	950,508	705,332

Net assets end of period	$53,253,720	$47,357,606	$122,493,374	$87,074,749	$129,482,312	$-	$-	$-	$-	$-

1 Contract unit transactions
Units Outstanding at December 31, 2009	3,829,083	2,996,320	6,344,795	4,547,633	7,110,706	-	-	243,263	123,218	93,451

Units Issued	1,266,824	2,179,115	4,434,503	3,951,963	4,252,506	-	-	348,009	262,786	73,272
Units Redeemed	(691,545)	(888,232)	(1,177,716)	(759,108)	(1,482,971)	-	-	(591,272)	(386,004)	(166,723)

Units Outstanding at December 31, 2010	4,404,362	4,287,203	9,601,582	7,740,488	9,880,241	-	-	-	-	-

(a) The period is from January 1, 2009 through acquisition April 3, 2009.
(b) The period is from January 1, 2009 through acquisition September 25, 2009.
See notes to the financial statements.

JNLNY Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2009

	JNL/						JNL/T. Rowe
	S&P			JNL/Select	JNL/	JNL/T. Rowe	Price Mid-	JNL/T. Rowe	JNL/T.
	Retirement	JNL/S&P	JNL/Select	Money	Select	Price	Cap	Price Short-	Rowe
	Income	Total Yield	Balanced	Market	Value	Established	Growth	Term	Price Value
	Portfolio(a)	Portfolio	Portfolio	Portfolio	Portfolio	Growth Portfolio	Portfolio	Bond Portfolio	Portfolio
Operations
Net investment income (loss)	$108,901	$(26,600)	$301,894	$(482,998)	$4,105	$(364,687)	$(481,027)	$116,776	$3,806
Net realized gain (loss) on investments	(202,596)	(2,931,474)	(653,178)	-	(962,203)	(1,284,912)	(1,540,294)	(8,776)	(2,439,640)
Net change in unrealized appreciation
(depreciation) on investments	570,756	2,356,211	4,274,998	-	3,104,528	11,631,476	12,912,113	141,642	8,518,829
Net increase (decrease) in net assets
from operations	477,061	(601,863)	3,923,714	(482,998)	2,146,430	9,981,877	10,890,792	249,642	6,082,995

Contract transactions 1
Purchase payments (Note 4)	1,203,914	458,078	11,230,593	16,500,108	2,695,453	6,454,003	6,977,556	1,982,419	2,376,170
Surrenders and terminations	(345,029)	(155,689)	(1,777,956)	(5,298,686)	(550,282)	(2,027,746)	(1,799,544)	(469,122)	(1,231,404)
Transfers between portfolios	(4,359,449)	(3,785,275)	2,268,403	(20,434,813)	358,447	3,610,693	6,859,745	1,975,252	(11,831)
Net annuitization transactions	(5,254)	-	-	-	-	-	-	-	-
Policyholder charges (Note 3)	(1,116)	(3,002)	(12,553)	(55,322)	(5,435)	(21,128)	(26,549)	(7,491)	(13,061)
Net increase (decrease) in net assets from
contract transactions	(3,506,934)	(3,485,888)	11,708,487	(9,288,713)	2,498,183	8,015,822	12,011,208	3,481,058	1,119,874

Net increase (decrease) in net assets	(3,029,873)	(4,087,751)	15,632,201	(9,771,711)	4,644,613	17,997,699	22,902,000	3,730,700	7,202,869

Net assets beginning of period	3,029,873	4,842,085	15,323,896	34,271,404	8,649,391	20,911,061	20,334,910	3,960,274	17,288,628

Net assets end of period	$-	$754,334	$30,956,097	$24,499,693	$13,294,004	$38,908,760	$43,236,910	$7,690,974	$24,491,497

1 Contract unit transactions
Units Outstanding at December 31, 2009	338,323	761,922	773,903	2,739,889	606,910	1,395,297	867,564	408,850	1,855,845

Units Issued	207,158	285,225	674,793	1,807,204	391,307	556,886	475,732	545,978	408,169
Units Redeemed	(545,481)	(962,915)	(187,931)	(2,586,081)	(238,469)	(233,628)	(128,232)	(205,933)	(321,124)

Units Outstanding at December 31, 2010	-	84,232	1,260,765	1,961,012	759,748	1,718,555	1,215,064	748,895	1,942,890

(a) The period is from January 1, 2009 through acquisition September 25, 2009.

See notes to the financial statements.

JNLNY Separate Account I
Notes to the Financial Statements

Note 1 – Organization

Jackson National Life Insurance Company of New York (“Jackson”) established JNLNY Separate Account I (the “Separate Account”) on September 12, 1997.  The Separate Account commenced operations on November 27, 1998, and is registered under the Investment Company Act of 1940 as a unit investment trust.

The Separate Account assets legally belong to Jackson and the obligations under the contracts are the obligation of Jackson.  However, the contract assets in the Separate Account are not chargeable with liabilities arising out of any other business Jackson may conduct.

The Separate Account receives and invests, based on the directions of the contract holder, net premiums for individual flexible premium variable annuity contracts issued by Jackson.  The contracts can be purchased on a non-tax qualified basis or in connection with certain plans qualifying for favorable federal income tax treatment.  The Separate Account contains ninety-six (96) Portfolios as of December 31, 2010, each of which invests in the following series of mutual funds (“Funds”):

JNL Series Trust
JNL Institutional Alt 20 Fund	JNL/Invesco Global Real Estate Fund	JNL/PIMCO Total Return Bond Fund
JNL Institutional Alt 35 Fund	JNL/Invesco International Growth Fund	JNL/PPM America High Yield Bond Fund
JNL Institutional Alt 50 Fund	JNL/Invesco Large Cap Growth Fund	JNL/PPM America Mid Cap Value Fund
JNL Institutional Alt 65 Fund	JNL/Invesco Small Cap Growth Fund	JNL/PPM America Small Cap Value Fund
JNL/American Funds Blue Chip Income and Growth Fund	JNL/Ivy Asset Strategy Fund	JNL/PPM America Value Equity Fund
JNL/American Funds Global Bond Fund	JNL/JPMorgan International Value Fund	JNL/Red Rocks Listed Private Equity Fund
JNL/American Funds Global Small Capitalization Fund	JNL/JPMorgan MidCap Growth Fund	JNL/S&P 4 Fund
JNL/American Funds Growth-Income Fund	JNL/JPMorgan U.S. Government & Quality Bond Fund	JNL/S&P Competitive Advantage Fund
JNL/American Funds International Fund	JNL/Lazard Emerging Markets Fund	JNL/S&P Disciplined Growth Fund
JNL/American Funds New World Fund	JNL/Lazard Mid Cap Equity Fund	JNL/S&P Disciplined Moderate Fund
JNL/BlackRock Commodity Securities Fund	JNL/M&G Global Basics Fund	JNL/S&P Disciplined Moderate Growth Fund
JNL/BlackRock Global Allocation Fund	JNL/M&G Global Leaders Fund	JNL/S&P Dividend Income & Growth Fund
JNL/Capital Guardian Global Balanced Fund	JNL/MCM 10 x 10 Fund*	JNL/S&P Intrinsic Value Fund
JNL/Capital Guardian Global Diversified Research Fund	JNL/MCM Bond Index Fund*	JNL/S&P Managed Aggressive Growth Fund
JNL/Capital Guardian U.S. Growth Equity Fund	JNL/MCM European 30 Fund*	JNL/S&P Managed Conservative Fund
JNL/Eagle Core Equity Fund	JNL/MCM Global Alpha Fund*	JNL/S&P Managed Growth Fund
JNL/Eagle SmallCap Equity Fund	JNL/MCM Index 5 Fund*	JNL/S&P Managed Moderate Fund
JNL/Franklin Templeton Founding Strategy Fund	JNL/MCM International Index Fund*	JNL/S&P Managed Moderate Growth Fund
JNL/Franklin Templeton Global Growth Fund	JNL/MCM Pacific Rim 30 Fund*	JNL/S&P Total Yield Fund
JNL/Franklin Templeton Income Fund	JNL/MCM S&P 400 MidCap Index Fund*	JNL/Select Balanced Fund
JNL/Franklin Templeton International Small Cap Growth Fund	JNL/MCM S&P 500 Index Fund*	JNL/Select Money Market Fund
JNL/Franklin Templeton Mutual Shares Fund	JNL/MCM Small Cap Index Fund*	JNL/Select Value Fund
JNL/Franklin Templeton Small Cap Value Fund	JNL/Oppenheimer Global Growth Fund	JNL/T. Rowe Price Established Growth Fund
JNL/Goldman Sachs Core Plus Bond Fund	JNL/PAM Asia ex-Japan Fund	JNL/T. Rowe Price Mid-Cap Growth Fund
JNL/Goldman Sachs Emerging Markets Debt Fund	JNL/PAM China-India Fund	JNL/T. Rowe Price Short-Term Bond Fund
JNL/Goldman Sachs Mid Cap Value Fund	JNL/PIMCO Real Return Fund	JNL/T. Rowe Price Value Fund
JNL/Goldman Sachs U.S. Equity Flex Fund

JNLNY Separate Account I
Notes to the Financial Statements (continued)

Note 1 – Organization (continued)

JNL Variable Fund LLC
JNL/MCM 25 Fund*	JNL/MCM JNL 5 Fund*	JNL/MCM S&P® SMid 60 Fund*
JNL/MCM Communications Sector Fund*	JNL/MCM JNL Optimized 5 Fund*	JNL/MCM Select Small-Cap Fund*
JNL/MCM Consumer Brands Sector Fund*	JNL/MCM Nasdaq® 25 Fund*	JNL/MCM Technology Sector Fund*
JNL/MCM Dow SM Dividend Fund*	JNL/MCM NYSE® International 25 Fund*	JNL/MCM Value Line® 30 Fund*
JNL/MCM Financial Sector Fund*	JNL/MCM Oil & Gas Sector Fund*	JNL/MCM VIP Fund*
JNL/MCM Healthcare Sector Fund*	JNL/MCM S&P® 24 Fund*

Jackson National Asset Management, LLC, a wholly-owned subsidiary of Jackson, serves as investment adviser for all the Funds and receives a fee for its services from each of the Funds.

During the year ended December 31, 2010, the following Funds changed names:

PRIOR PORTFOLIO NAME	CURRENT PORTFOLIO NAME	EFFECTIVE DATE
JNL/Capital Guardian International Small Cap Fund	JNL/Franklin Templeton International Small Cap Growth Fund(1)	May 3, 2010
JNL/AIM Global Real Estate Fund	JNL/Invesco Global Real Estate Fund	October 11, 2010
JNL/AIM International Growth Fund	JNL/Invesco International Growth Fund	October 11, 2010
JNL/AIM Large Cap Growth Fund	JNL/Invesco Large Cap Growth Fund	October 11, 2010
JNL/AIM Small Cap Growth Fund	JNL/Invesco Small Cap Growth Fund	October 11, 2010
JNL/Credit Suisse Commodity Securities Fund	JNL/BlackRock Commodity Securities Fund(1)	October 11, 2010
JNL/Credit Suisse Long/Short Fund	JNL/Goldman Sachs U.S. Equity Flex Fund(1)	October 11, 2010

 (1) These name changes are due to changes in sub-adviser.
* MCM denotes the sub-adviser Mellon Capital Management throughout these financial statements.

Note 2 – Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Separate Account in the preparation of its financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Investments

The Separate Account’s investments in the corresponding series of mutual funds are stated at the closing net asset values of the respective Funds.  The average cost method is used in determining the cost of the shares sold on withdrawals by the Separate Account.  Investments in the Funds are recorded on trade date.  Realized gain distributions and dividend distributions received from the Funds are reinvested in additional shares of the Funds and are recorded as income or gain to the Separate Account on the ex-dividend date.

JNLNY Separate Account I
Notes to the Financial Statements (continued)

Note 2 – Significant Accounting Policies (continued)

Federal Income Taxes

The operations of the Separate Account are included in the federal income tax return of Jackson, which is taxed as a “life insurance company” under the provisions of the Internal Revenue Code.  Under current law, no federal income taxes are payable with respect to the Separate Account.  Therefore, no federal income tax has been provided.

FASB Accounting Standards Codification™ (the ASC)

In June 2009, the FASB issued an accounting pronouncement establishing the FASB Accounting Standards Codification™ (the ASC) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities. This pronouncement was effective for financial statements issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards were superseded.   This pronouncement had no impact on the accompanying financial statements.

Topic 820 in the Accounting Standards Codification (ASC 820), “Fair Value Measurements”

This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The changes to current GAAP from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and expanded disclosures about fair value measurements.

Various inputs are used in determining the value of a Fund’s investments under ASC 820 guidance.  The inputs are summarized into three broad categories.  Level 1 includes valuations based on quoted prices of identical securities in active markets.  Level 2 includes valuations for which all significant inputs are observable, either directly or indirectly.  Direct observable inputs include closing prices of similar securities in active markets or closing prices for identical or similar securities in non-active markets.  Indirect observable inputs include factors such as interest rates, yield curves, prepayment speeds, and credit risks.  Level 3 includes valuations based on inputs that are unobservable and significant to the fair value measurement including a Fund’s own assumptions in determining the fair value of the investment.  The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.  As of December 31, 2010, all of the Separate Account's investments are in funds for which quoted prices are available in an active market.  Therefore, all investments have been categorized as Level 1. The characterization of the underlying securities held by the Funds in accordance with ASC 820 differs from the characterization of an investment in the fund.

Note 3 – Policy Charges

Charges are deducted from the Separate Account and remitted to Jackson, to compensate Jackson for providing the insurance benefits set forth in the contracts, administering the contracts, distributing the contracts, and assuming certain risks in connection with the contracts.

Policyholder Charges

Contract Maintenance Charge

An annual contract maintenance charge of $30 - $35 is assessed against each contract to reimburse Jackson for expenses incurred in establishing and maintaining records relating to the contract.  The contract maintenance charge is assessed on each anniversary of the contract date that occurs prior to the annuity date.  This charge is only imposed if the contract value is less than $50,000 on the date when the charge is assessed.  The charge is deducted by redeeming units.   For the years ended December 31, 2010 and 2009, contract maintenance charges were assessed in the amount of $335,553, and $310,723, respectively.

JNLNY Separate Account I
Notes to the Financial Statements (continued)

Note 3 – Policy Charges (continued)

Transfer Charge

A transfer charge of $25 will apply to transfers made by contract holders between the portfolios in excess of 15 transfers in a contract year.  Jackson may waive the transfer charge in connection with pre-authorized automatic transfer programs.  This charge will be deducted from the amount transferred prior to the allocation to a different portfolio.  For the years ended December 31, 2010 and 2009, transfer charges were assessed in the amount of $875 and $202, respectively.

Surrender or Contingent Deferred Sales Charge

During the first seven contract years, certain contracts include a provision for a charge upon the surrender or partial surrender of the contract.  The amount assessed under the contract terms, if any, depends upon the cost associated with distributing the particular contracts.  The amount, if any, is determined based on a number of factors, including the amount withdrawn, the contract year of surrender, or the number and amount of withdrawals in a calendar year.  The surrender charges are assessed by Jackson and withheld from the proceeds of the withdrawals.   For the years ended December 31, 2010 and 2009, surrender charges were assessed in the amount of $1,013,939 and $868,300, respectively.

Optional Benefit Charges

Guaranteed Minimum Income Benefit Charge.  If this benefit has been selected, Jackson will assess an annual charge of 0.30% - 0.90%, depending on the product, of the Guaranteed Minimum Income Benefit (GMIB) base.   The charge will be deducted each calendar quarter from the contract value by redeeming units.

Guaranteed Minimum Withdrawal Benefit Charge.  If this benefit has been selected, Jackson will assess an annual charge of 0.51% - 3.00%, depending on the product, of the Guaranteed Withdrawal Balance (GWB).  The charge will be deducted each calendar quarter from the contract value by redeeming units.

Guaranteed Minimum Death Benefit Charge.  If any of the optional death benefits are selected that are available under the Contract, Jackson will assess an annual charge of .60% - .72%, depending on product, of the Death Benefit base.  The charge will be deducted each contract quarter from the contract value by redeeming units.

Asset-based Charges

Insurance Charges

Jackson deducts a daily charge for administrative expenses from the net assets of the Separate Account equivalent to an annual rate of 0.15%.  In designated products, this expense is waived for initial contributions greater than $1 million, refer to the product prospectus for eligibility.  The administration charge is designed to reimburse Jackson for expenses incurred in administering the Separate Account and its contracts and is assessed through the unit value calculation.

Jackson deducts a daily base contract charge from the net assets of the Separate Account equivalent to an annual rate of 0.15% to 1.65% for the assumption of mortality and expense risks.  The mortality risk assumed by Jackson is that the insured may receive benefits greater than those anticipated by Jackson.  The expense risk assumed by Jackson is that the costs of administering the contracts of the Separate Account will exceed the amount received from the Administration Charge and the Contract Maintenance Charge.

JNLNY Separate Account I
Notes to the Financial Statements (continued)

Note 3 – Policy Charges (continued)

Optional Benefit Charges

Contract Enhancement Charge.  If one of the contract enhancement benefits has been selected, then for a period of three to seven contract years, Jackson will make an additional deduction based upon the average daily net asset value of the contract owner’s allocations to the portfolios.  The amounts of these charges depend upon the contract enhancements selected and range from 0.395% to 0.65%.

Withdrawal Charge Period.  If the optional three or five-year withdrawal charge period feature is selected, Jackson will deduct 0.45% or 0.30%, respectively, on an annual basis of the average daily net asset value of the contract owner’s allocations to the portfolios.

20% Additional Free Withdrawal Charge.  If a contract owner selects the optional feature that permits you to withdraw up to 20% of premiums that are still subject to a withdrawal charge minus earnings during a Contract year without withdrawal charge, Jackson will deduct 0.30% on an annual basis of the average daily net assets value of the contract owner’s allocations to the portfolios.

Optional Death Benefit Charges.  If any of the optional death benefits are selected that are available under the Contract, Jackson will make an additional deduction of 0.15% - 0.55% on an annual basis of the average daily net asset value of the contract owner’s allocations to the portfolios, based on the optional death benefit selected.

Premium Taxes

Some states and other governmental entities charge premium taxes or other similar taxes.  Jackson pays these taxes and may make a deduction from the value of the contract for them.  Premium taxes will not exceed 2.0%.  Currently, New York does not impose premium taxes.

Note 4 – Related Party Transactions

For contract enhancement benefits related to the optional benefits offered, Jackson contributed $2,909,313 and $2,008,376 to the Separate Account in the form of additional premium to contract owner’s accounts for the years ended December 31, 2010 and 2009, respectively. These amounts are included in purchase payments received from contract owners.

JNLNY Separate Account I
Notes to the Financial Statements (continued)

Note 5 – Purchases and Sales of Investments

For the year ended December 31, 2010, purchases and proceeds from sales of investments are as follows:

JNL Series Trust
	Purchases	Proceeds from Sales		Purchases	Proceeds from Sales
JNL Institutional Alt 20 Fund	$17,892,119	$1,965,264	JNL/Lazard Emerging Markets Fund	$45,142,613	$27,170,127
JNL Institutional Alt 35 Fund	13,379,004	1,516,124	JNL/Lazard Mid Cap Equity Fund	5,251,627	4,088,395
JNL Institutional Alt 50 Fund	20,880,603	2,131,260	JNL/M&G Global Basics Fund	2,196,780	1,398,604
JNL Institutional Alt 65 Fund	38,237,457	2,217,798	JNL/M&G Global Leaders Fund	916,200	225,950
JNL/American Funds Blue Chip Income and Growth Fund	10,364,467	1,810,022	JNL/MCM 10 x 10 Fund	7,029,364	3,250,298
JNL/American Funds Global Bond Fund	5,937,839	271,296	JNL/MCM Bond Index Fund	7,435,064	4,523,673
JNL/American Funds Global Small Capitalization Fund	7,270,978	1,521,841	JNL/MCM European 30 Fund	839,430	486,688
JNL/American Funds Growth-Income Fund	9,677,755	726,804	JNL/MCM Global Alpha Fund	1,015,527	250,006
JNL/American Funds International Fund	4,933,264	512,252	JNL/MCM Index 5 Fund	6,567,552	3,375,454
JNL/American Funds New World Fund	5,264,557	559,940	JNL/MCM International Index Fund	9,761,762	9,304,123
JNL/BlackRock Commodity Securities Fund	17,264,175	18,363,362	JNL/MCM Pacific Rim 30 Fund	3,823,008	1,574,792
JNL/BlackRock Global Allocation Fund	7,187,378	29,864	JNL/MCM S&P 400 MidCap Index Fund	14,841,352	9,593,331
JNL/Capital Guardian Global Balanced Fund	6,274,922	3,395,579	JNL/MCM S&P 500 Index Fund	37,969,872	24,591,571
JNL/Capital Guardian Global Diversified Research Fund	4,964,519	3,810,134	JNL/MCM Small Cap Index Fund	11,161,435	11,975,462
JNL/Capital Guardian U.S. Growth Equity Fund	11,630,131	8,957,446	JNL/Oppenheimer Global Growth Fund	9,794,641	6,624,529
JNL/Eagle Core Equity Fund	2,871,049	2,178,914	JNL/PAM Asia ex-Japan Fund	5,556,504	3,536,730
JNL/Eagle SmallCap Equity Fund	25,273,903	10,215,747	JNL/PAM China-India Fund	13,344,374	10,058,449
JNL/Franklin Templeton Founding Strategy Fund	20,507,033	8,527,869	JNL/PIMCO Real Return Fund	26,300,033	8,355,105
JNL/Franklin Templeton Global Growth Fund	4,601,648	1,633,288	JNL/PIMCO Total Return Bond Fund	101,595,598	41,377,643
JNL/Franklin Templeton Income Fund	24,180,448	8,509,906	JNL/PPM America High Yield Bond Fund	24,200,758	17,108,811
JNL/Franklin Templeton International Small Cap Growth Fund	4,650,844	3,065,567	JNL/PPM America Mid Cap Value Fund	4,580,195	2,689,778
JNL/Franklin Templeton Mutual Shares Fund	8,024,552	2,652,447	JNL/PPM America Small Cap Value Fund	2,085,569	569,944
JNL/Franklin Templeton Small Cap Value Fund	7,416,081	2,200,444	JNL/PPM America Value Equity Fund	2,445,418	777,732
JNL/Goldman Sachs Core Plus Bond Fund	12,364,731	7,301,226	JNL/Red Rocks Listed Private Equity Fund	4,764,841	1,301,651
JNL/Goldman Sachs Emerging Markets Debt Fund	16,791,213	7,175,572	JNL/S&P 4 Fund	13,382,481	7,169,322
JNL/Goldman Sachs Mid Cap Value Fund	7,430,990	3,051,279	JNL/S&P Competitive Advantage Fund	3,832,869	10,688,316
JNL/Goldman Sachs U.S. Equity Flex Fund	3,164,219	1,500,970	JNL/S&P Disciplined Growth Fund	3,934,798	1,715,506
JNL/Invesco Global Real Estate Fund	13,591,530	7,988,099	JNL/S&P Disciplined Moderate Fund	14,585,533	2,218,353
JNL/Invesco International Growth Fund	8,679,229	8,419,459	JNL/S&P Disciplined Moderate Growth Fund	12,815,349	2,432,378
JNL/Invesco Large Cap Growth Fund	7,049,701	4,572,070	JNL/S&P Dividend Income & Growth Fund	8,481,958	1,811,755
JNL/Invesco Small Cap Growth Fund	3,260,842	1,865,191	JNL/S&P Intrinsic Value Fund	5,858,363	3,157,912
JNL/Ivy Asset Strategy Fund	26,941,214	3,964,087	JNL/S&P Managed Aggressive Growth Fund	23,947,643	17,053,226
JNL/JPMorgan International Value Fund	7,251,739	9,014,438	JNL/S&P Managed Conservative Fund	54,148,569	16,825,163
JNL/JPMorgan MidCap Growth Fund	6,765,497	6,355,523	JNL/S&P Managed Growth Fund	62,052,182	36,303,811
JNL/JPMorgan U.S. Government & Quality Bond Fund	14,470,244	7,506,234	JNL/S&P Managed Moderate Fund	67,532,480	18,577,861

Note 5 – Purchases and Sales of Investments (continued)

JNL Series Trust (continued)
	Purchases	Proceeds from Sales		Purchases	Proceeds from Sales
JNL/S&P Managed Moderate Growth Fund	$99,015,854	$37,750,550	JNL/T. Rowe Price Established Growth Fund	$18,223,111	$10,419,783
JNL/S&P Total Yield Fund	1,548,145	455,049	JNL/T. Rowe Price Mid-Cap Growth Fund	25,580,031	12,563,373
JNL/Select Balanced Fund	26,880,680	6,016,801	JNL/T. Rowe Price Short-Term Bond Fund	11,459,843	5,496,025
JNL/Select Money Market Fund	55,265,211	54,384,150	JNL/T. Rowe Price Value Fund	9,113,210	6,730,254
JNL/Select Value Fund	7,889,470	3,900,069

JNL Variable Fund LLC
	Purchases	Proceeds from Sales		Purchases	Proceeds from Sales
JNL/MCM 25 Fund	$21,262,439	$6,531,622	JNL/MCM NYSE® International 25 Fund	$2,782,672	$1,831,371
JNL/MCM Communications Sector Fund	2,763,898	708,477	JNL/MCM Oil & Gas Sector Fund	15,331,218	9,587,808
JNL/MCM Consumer Brands Sector Fund	2,430,717	1,308,168	JNL/MCM S&P® 24 Fund	662,702	298,329
JNL/MCM Dow SM Dividend Fund	7,826,336	5,125,253	JNL/MCM S&P® SMid 60 Fund	14,742,749	14,284,871
JNL/MCM Financial Sector Fund	4,658,159	3,212,957	JNL/MCM Select Small-Cap Fund	2,421,356	1,556,872
JNL/MCM Healthcare Sector Fund	4,966,970	2,984,013	JNL/MCM Technology Sector Fund	13,684,068	16,811,731
JNL/MCM JNL 5 Fund	31,000,406	59,180,224	JNL/MCM Value Line® 30 Fund	4,148,772	8,050,330
JNL/MCM JNL Optimized 5 Fund	8,553,030	5,302,824	JNL/MCM VIP Fund	2,143,151	3,395,718
JNL/MCM Nasdaq® 25 Fund	3,554,352	3,020,957

Note 6 – Subsequent Events

Effective February 22, 2011, changes were made to the investment options available in the Separate Account.  JNL/BlackRock Global Allocation Portfolio was removed as an investment option for all new investment allocations, but any current investment balances as of February 22, 2011, remained invested in the Portfolio.  Management has evaluated the Funds for any other subsequent events through the date the financial statements are available to be issued, and has concluded there are no other events that require financial statement disclosure and/or adjustments to the financial statements.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights
The following is a summary for each period in the five-year period ended December 31, 2010 of unit values, total returns and expense ratios for variable annuity contracts with the highest and lowest expense ratios in addition to certain other portfolio data.  Unit values for portfolios that do not have any assets at period end are calculated based on the net asset value of the underlying fund less expenses charged directly to the Separate Account.

JNL/American
									Funds Blue				JNL/American		JNL/American
	JNL		JNL		JNL		JNL		Chip		JNL/American		Funds Global		Funds		JNL/American		JNL/American
	Institutional		Institutional		Institutional		Institutional		Income and		Funds Global		Small		Growth-		Funds		Funds New
	Alt 20		Alt 35		Alt 50		Alt 65		Growth		Bond		Capitalization		Income		International		World
	Portfolio(a)		Portfolio(a)		Portfolio(a)		Portfolio(a)		Portfolio(b)		Portfolio(b)		Portfolio(b)		Portfolio(b)		Portfolio(b)		Portfolio(b)

Highest expense ratio
Period ended December 31, 2010

Unit Value	$13.787812		$14.530009		$14.913342		$15.480283		$10.221876		$10.257107		$10.969575		$10.280893		$10.674432		$11.176281
Total Return *	6.99	%***	13.85	%***	14.50	%***	15.60	%***	2.98	%***	-2.81	%***	1.76	%***	2.86	%***	4.24	%***	6.16	%***
Ratio of Expenses **	2.47%		2.37%		2.56%		2.56%		2.46%		2.81%		2.46%		2.46%		2.46%		2.46%

Period ended December 31, 2009

Unit Value	$12.511871		$13.013149		$13.337478		$13.718944		n/a		n/a		n/a		n/a		n/a		n/a
Total Return *	-0.03	%***	0.04	%***	0.11	%***	22.37	%***	n/a		n/a		n/a		n/a		n/a		n/a
Ratio of Expenses **	2.345%		2.345%		2.345%		2.46%		n/a		n/a		n/a		n/a		n/a		n/a

Period ended December 31, 2008

Unit Value	n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a
Total Return *	n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a
Ratio of Expenses **	n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a

Period ended December 31, 2007

Unit Value	n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a
Total Return *	n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a
Ratio of Expenses **	n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a

Period ended December 31, 2006

Unit Value	n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a
Total Return *	n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a
Ratio of Expenses **	n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.

Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.
***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a) Commencement of operations April 6, 2009.
(b) Commencement of operations May 3, 2010.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

JNL/American
									Funds Blue				JNL/American		JNL/American
	JNL		JNL		JNL		JNL		Chip		JNL/American		Funds Global		Funds		JNL/American		JNL/American
	Institutional		Institutional		Institutional		Institutional		Income and		Funds Global		Small		Growth-		Funds		Funds New
	Alt 20		Alt 35		Alt 50		Alt 65		Growth		Bond		Capitalization		Income		International		World
	Portfolio(a)		Portfolio(a)		Portfolio(a)		Portfolio(a)		Portfolio(b)		Portfolio(b)		Portfolio(b)		Portfolio(b)		Portfolio(b)		Portfolio(b)

Lowest expense ratio
Period ended December 31, 2010

Unit Value	$14.095348		$14.790255		$15.270726		$15.838026		$10.307663		$10.367188		$11.061642		$10.367185		$10.764025		$11.269970
Total Return *	11.71%		12.83%		13.53%		14.41%		5.03	%***	0.99	%***	3.98	%***	1.98	%***	12.99	%***	3.10	%***
Ratio of Expenses **	1.20%		1.35%		1.20%		1.25%		1.20%		1.20%		1.20%		1.20%		1.20%		1.20%

Period ended December 31, 2009

Unit Value	$12.617915		$13.108918		$13.450517		$13.842677		n/a		n/a		n/a		n/a		n/a		n/a
Total Return *	4.23	%***	20.14	%***	1.37	%***	2.20	%***	n/a		n/a		n/a		n/a		n/a		n/a
Ratio of Expenses **	1.20%		1.35%		1.20%		1.25%		n/a		n/a		n/a		n/a		n/a		n/a

Period ended December 31, 2008

Unit Value	n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a
Total Return *	n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a
Ratio of Expenses **	n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a

Period ended December 31, 2007

Unit Value	n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a
Total Return *	n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a
Ratio of Expenses **	n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a

Period ended December 31, 2006

Unit Value	n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a
Total Return *	n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a
Ratio of Expenses **	n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a		n/a

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.

Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.
***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a) Commencement of operations April 6, 2009.
(b) Commencement of operations May 3, 2010.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

JNL/American
					Funds Blue		JNL/American	JNL/American
	JNL	JNL	JNL	JNL	Chip	JNL/American	Funds Global	Funds	JNL/American	JNL/American
	Institutional	Institutional	Institutional	Institutional	Income and	Funds Global	Small	Growth-	Funds	Funds New
	Alt 20	Alt 35	Alt 50	Alt 65	Growth	Bond	Capitalization	Income	International	World
	Portfolio(a)	Portfolio(a)	Portfolio(a)	Portfolio(a)	Portfolio(b)	Portfolio(b)	Portfolio(b)	Portfolio(b)	Portfolio(b)	Portfolio(b)

Portfolio data
Period ended December 31, 2010

Net Assets (in thousands)	$22,417	$18,229	$32,487	$42,126	$9,396	$5,707	$6,409	$9,854	$4,825	$5,160
Units Outstanding (in thousands)	1,601	1,237	2,140	2,675	914	552	581	953	449	459
Investment Income Ratio *	0.80%	0.90%	0.84%	1.51%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Period ended December 31, 2009

Net Assets (in thousands)	$4,545	$4,543	$10,572	$4,143	n/a	n/a	n/a	n/a	n/a	n/a
Units Outstanding (in thousands)	361	347	788	300	n/a	n/a	n/a	n/a	n/a	n/a
Investment Income Ratio *	0.00%	0.00%	0.00%	0.00%	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2008

Net Assets (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Units Outstanding (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Investment Income Ratio *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2007

Net Assets (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Units Outstanding (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Investment Income Ratio *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2006

Net Assets (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Units Outstanding (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Investment Income Ratio *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

*
These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the portfolio received dividend income from the underlying mutual fund.

(a) Commencement of operations April 6, 2009.
(b) Commencement of operations May 3, 2010.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

						JNL/Capital
					JNL/Capital	Guardian					JNL/Franklin
	JNL/BlackRock		JNL/BlackRock		Guardian	Global		JNL/Capital		JNL/Eagle	Templeton		JNL/Franklin		JNL/Franklin
	Commodity		Global		Global	Diversified		Guardian U.S.	JNL/Eagle	SmallCap	Founding		Templeton		Templeton
	Securities		Allocation		Balanced	Research		Growth Equity	Core Equity	Equity	Strategy		Global Growth		Income
	Portfolio(b)		Portfolio(c)		Portfolio	Portfolio		Portfolio	Portfolio	Portfolio	Portfolio(b)		Portfolio(b)		Portfolio(a)

Highest expense ratio
Period ended December 31, 2010

Unit Value	$10.577556		$10.294555		$8.954289	$20.828884		$20.329402	$12.577079	$22.666493	$8.247152		$7.456868		$10.190111
Total Return *	13.90%		3.61	%***	4.74%	8.56%		9.40%	8.07%	31.74%	7.21%		3.99%		9.17%
Ratio of Expenses **	3.06%		2.42%		4.00%	2.92%		2.95%	3.445%	2.92%	2.92%		2.92%		3.06%

Period ended December 31, 2009

Unit Value	$9.286455		n/a		$8.549148	$19.186964		$18.582853	$11.638017	$17.205430	$7.692367		$7.171023		$9.333800
Total Return *	45.41%		n/a		17.68%	34.25%		30.89%	29.30%	31.59%	26.39%		27.07%		28.91%
Ratio of Expenses **	3.06%		n/a		4.00%	2.92%		2.95%	3.445%	2.92%	2.92%		2.92%		3.06%

Period ended December 31, 2008

Unit Value	$6.386254		n/a		$7.264910	$14.291823		$14.196883	$9.000976	$13.075035	$6.086256		$5.643363		$7.240302
Total Return *	-52.69%		n/a		-31.10%	-41.86	%***	-42.60%	-41.10%	-40.06%	-37.97%		-42.33%		-31.85%
Ratio of Expenses **	3.06%		n/a		4.00%	2.92%		2.95%	3.445%	2.92%	2.92%		2.92%		3.06%

Period ended December 31, 2007

Unit Value	$13.499173		n/a		$10.543817	$26.239730		$24.731198	$15.282170	$21.815073	$9.812218		$9.785701		$10.624672
Total Return *	14.39	%***	n/a		3.70%	2.45	%***	6.52%	-2.84%	8.85%	-3.47	%***	-8.10	%***	-3.52	%***
Ratio of Expenses **	3.06%		n/a		4.00%	2.72%		2.95%	3.445%	2.92%	2.92%		2.92%		3.06%

Period ended December 31, 2006

Unit Value	n/a		n/a		$10.167521	$23.065061		$23.216435	$15.728676	$20.041342	n/a		n/a		$10.767823
Total Return *	n/a		n/a		6.46%	10.57%		1.57%	8.55%	16.65%	n/a		n/a		5.49	%***
Ratio of Expenses **	n/a		n/a		4.00%	2.45%		2.95%	3.445%	2.92%	n/a		n/a		2.92%

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.

Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.
***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a) Commencement of operations May 1, 2006.
(b) Commencement of operations January 16, 2007.
(c) Commencement of operations October 11, 2010.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

						JNL/Capital
					JNL/Capital	Guardian						JNL/Franklin
	JNL/BlackRock		JNL/BlackRock		Guardian	Global		JNL/Capital			JNL/Eagle	Templeton		JNL/Franklin		JNL/Franklin
	Commodity		Global		Global	Diversified		Guardian U.S.		JNL/Eagle	SmallCap	Founding		Templeton		Templeton
	Securities		Allocation		Balanced	Research		Growth Equity		Core Equity	Equity	Strategy		Global Growth		Income
	Portfolio(b)		Portfolio(c)		Portfolio	Portfolio		Portfolio		Portfolio	Portfolio	Portfolio(b)		Portfolio(b)		Portfolio(a)

Lowest expense ratio
Period ended December 31, 2010

Unit Value	$11.385308		$10.322473		$12.008142	$27.046552		$26.729247		$17.585979	$29.402331	$8.810426		$7.966199		$11.114211
Total Return *	16.04%		1.12	%***	7.66%	10.39%		11.33%		10.63%	34.17%	9.02%		5.74%		11.22%
Ratio of Expenses **	1.20%		1.20%		1.25%	1.25%		1.20%		1.10%	1.10%	1.25%		1.25%		1.20%

Period ended December 31, 2009

Unit Value	$9.811404		n/a		$11.153827	$24.501862		$24.008993		$15.895750	$21.915024	$8.081629		$7.533953		$9.992628
Total Return *	48.14%		n/a		20.96%	36.51%		33.21%		32.37%	34.00%	28.52%		29.21%		4.97	%***
Ratio of Expenses **	1.20%		n/a		1.25%	1.25%		1.20%		1.10%	1.10%	1.25%		1.25%		1.20%

Period ended December 31, 2008

Unit Value	$6.622915		n/a		$9.221201	$17.948440		$18.024075		$12.009007	$16.353961	$6.288338		$5.830781		$7.598687
Total Return *	-50.26	%***	n/a		-29.18%	-43.20%		-37.16	%***	-39.70%	-38.96%	-36.93%		-41.36%		-30.61%
Ratio of Expenses **	1.20%		n/a		1.25%	1.25%		1.20%		1.10%	1.10%	1.25%		1.25%		1.25%

Period ended December 31, 2007

Unit Value	$13.730889		n/a		$13.020007	$31.597476		$30.659761		$19.916715	$26.791566	$9.970116		$9.943224		$10.950553
Total Return *	1.58	%***	n/a		6.61%	-3.47	%***	8.36%		-0.52%	10.86%	-4.99	%***	-7.78	%***	0.58	%***
Ratio of Expenses **	1.25%		n/a		1.25%	1.25%		1.25%		1.10%	1.10%	1.25%		1.25%		1.25%

Period ended December 31, 2006

Unit Value	n/a		n/a		$12.212895	$26.214779		$28.294191		$20.020920	$24.167102	n/a		n/a		$10.887761
Total Return *	n/a		n/a		9.42%	11.79%		3.31%		11.12%	18.78%	n/a		n/a		8.88	%***
Ratio of Expenses **	n/a		n/a		1.25%	1.35%		1.25%		1.10%	1.10%	n/a		n/a		1.40%
*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.

Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.
***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a) Commencement of operations May 1, 2006.
(b) Commencement of operations January 16, 2007.
(c) Commencement of operations October 11, 2010.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

				JNL/Capital
			JNL/Capital	Guardian				JNL/Franklin
	JNL/BlackRock	JNL/BlackRock	Guardian	Global	JNL/Capital		JNL/Eagle	Templeton	JNL/Franklin	JNL/Franklin
	Commodity	Global	Global	Diversified	Guardian U.S.	JNL/Eagle	SmallCap	Founding	Templeton	Templeton
	Securities	Allocation	Balanced	Research	Growth Equity	Core Equity	Equity	Strategy	Global Growth	Income
	Portfolio(b)	Portfolio(c)	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio(b)	Portfolio(b)	Portfolio(a)

Portfolio data
Period ended December 31, 2010

Net Assets (in thousands)	$31,623	$7,298	$18,133	$11,063	$20,025	$5,550	$29,936	$57,185	$9,349	$53,897
Units Outstanding (in thousands)	2,831	708	1,568	482	909	354	1,107	6,588	1,188	4,941
Investment Income Ratio *	0.32%	0.00%	1.13%	0.73%	0.26%	0.32%	0.23%	3.14%	1.55%	4.20%

Period ended December 31, 2009

Net Assets (in thousands)	$28,331	n/a	$13,985	$8,855	$14,962	$4,315	$10,264	$41,621	$5,832	$34,693
Units Outstanding (in thousands)	2,934	n/a	1,299	446	800	328	521	5,214	782	3,531
Investment Income Ratio *	0.86%	n/a	2.46%	1.86%	0.18%	1.31%	0.00%	0.07%	2.26%	7.00%

Period ended December 31, 2008

Net Assets (in thousands)	$17,074	n/a	$9,625	$4,641	$6,682	$2,152	$4,286	$26,679	$3,094	$23,604
Units Outstanding (in thousands)	2,612	n/a	1,077	347	557	235	299	4,280	535	3,144
Investment Income Ratio *	0.08%	n/a	1.10%	0.00%	0.00%	2.51%	0.00%	1.39%	0.02%	0.09%

Period ended December 31, 2007

Net Assets (in thousands)	$22,157	n/a	$12,554	$5,787	$9,399	$4,094	$6,747	$36,507	$4,740	$28,076
Units Outstanding (in thousands)	1,622	n/a	990	299	537	286	296	3,678	479	2,586
Investment Income Ratio *	0.00%	n/a	2.59%	0.71%	0.00%	1.98%	2.17%	0.00%	1.22%	4.15%

Period ended December 31, 2006

Net Assets (in thousands)	n/a	n/a	$10,268	$3,676	$7,526	$4,580	$5,301	n/a	n/a	$5,251
Units Outstanding (in thousands)	n/a	n/a	859	273	528	314	273	n/a	n/a	484
Investment Income Ratio *	n/a	n/a	0.13%	0.09%	0.00%	0.00%	0.00%	n/a	n/a	0.47%

*
These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the portfolio received dividend income from the underlying mutual fund.

(a) Commencement of operations May 1, 2006.
(b) Commencement of operations January 16, 2007.
(c) Commencement of operations October 11, 2010.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

	JNL/Franklin
	Templeton
	Inter-		JNL/Franklin				JNL/	JNL/Goldman		JNL/
	national Small		Templeton		JNL/Franklin		Goldman	Sachs		Goldman		JNL/Goldman		JNL/Invesco		JNL/Invesco		JNL/Invesco
	Cap		Mutual		Templeton		Sachs	Emerging		Sachs		Sachs U.S.		Global Real		International		Large Cap
	Growth		Shares		Small Cap		Core Plus	Markets Debt		Mid Cap		Equity Flex		Estate		Growth		Growth
	Portfolio(b)		Portfolio(a)		Value Portfolio		Bond Portfolio	Portfolio(c)		Value Portfolio		Portfolio(a)		Portfolio		Portfolio		Portfolio

Highest expense ratio
Period ended December 31, 2010

Unit Value	$7.714890		$7.942977		$11.704333		$17.043066	$12.970732		$12.014464		$8.210392		$11.382358		$12.940614		$9.866017
Total Return *	17.40%		8.64%		23.18%		4.13%	-1.70	%***	20.65%		1.33	%***	13.62%		8.92%		12.80%
Ratio of Expenses **	2.645%		2.56%		2.92%		3.30%	2.81%		3.06%		2.81%		3.06%		3.06%		4.00%

Period ended December 31, 2009

Unit Value	$6.571401		$7.311457		$9.501581		$16.366352	$11.542313		$9.958343		$7.830309		$10.018332		$11.880546		$8.746244
Total Return *	48.61%		23.54%		29.77%		10.45%	9.49	%***	28.66%		22.16	%***	28.54%		32.86%		19.42%
Ratio of Expenses **	2.645%		2.56%		2.92%		3.30%	2.56%		3.06%		2.56%		3.06%		3.06%		4.00%

Period ended December 31, 2008

Unit Value	$4.421985		$5.918448		$7.322015		$14.817905	$9.627208		$7.740295		$6.443505		$7.794000		$8.941970		$7.324091
Total Return *	-55.11%		-39.47%		-35.05%		-8.25%	1.68	%***	-38.02%		-39.20%		-37.64%		-42.72%		-40.11%
Ratio of Expenses **	2.645%		2.56%		2.92%		3.30%	2.32%		3.06%		2.46%		3.06%		3.06%		4.00%

Period ended December 31, 2007

Unit Value	$9.849998		$9.777653		$11.273287		$16.150638	n/a		$12.488638		$10.597762		$12.498967		$15.610040		$12.228711
Total Return *	-2.45	%***	-5.59	%***	-8.86%		3.51%	n/a		-6.17	%***	-1.94	%***	-19.38	%***	6.87	%***	11.19%
Ratio of Expenses **	2.645%		2.56%		2.92%		3.30%	n/a		3.06%		2.46%		3.06%		3.06%		4.00%

Period ended December 31, 2006

Unit Value	n/a		n/a		$12.368543		$15.602425	n/a		$12.557941		n/a		$15.193606		$14.852999		$10.998069
Total Return *	n/a		n/a		8.71	%***	1.30%	n/a		8.72	%***	n/a		32.43%		19.03%		3.64%
Ratio of Expenses **	n/a		n/a		2.92%		3.30%	n/a		2.92%		n/a		2.95%		2.95%		4.00%

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.

Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.
***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a) Commencement of operations January 16, 2007.
(b) Commencement of operations December 3, 2007.
(c) Commencement of operations October 6, 2008.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

	JNL/Franklin
	Templeton
	Inter-		JNL/Franklin			JNL/	JNL/Goldman		JNL/
	national Small		Templeton		JNL/Franklin	Goldman	Sachs		Goldman		JNL/Goldman		JNL/Invesco		JNL/Invesco		JNL/Invesco
	Cap		Mutual		Templeton	Sachs	Emerging		Sachs		Sachs U.S.		Global Real		International		Large Cap
	Growth		Shares		Small Cap	Core Plus	Markets Debt		Mid Cap		Equity Flex		Estate		Growth		Growth
	Portfolio(b)		Portfolio(a)		Value Portfolio	Bond Portfolio	Portfolio(c)		Value Portfolio		Portfolio(a)		Portfolio		Portfolio		Portfolio

Lowest expense ratio
Period ended December 31, 2010

Unit Value	$8.065387		$8.382027		$12.792624	$24.041331	$13.446113		$13.349617		$8.751043		$12.611990		$17.309587		$12.873477
Total Return *	19.11%		10.12%		25.14%	6.45%	3.93	%***	22.91%		7.40%		15.68%		10.97%		16.12%
Ratio of Expenses **	1.20%		1.20%		1.35%	1.10%	1.20%		1.20%		1.20%		1.25%		1.20%		1.10%

Period ended December 31, 2009

Unit Value	$6.771385		$7.611388		$10.222878	$22.584355	$11.702888		$10.861081		$8.148045		$10.902034		$15.598755		$11.086130
Total Return *	0.84	%***	25.23%		31.81%	12.91%	21.28%		2.03	%***	23.37%		30.89%		35.36%		22.93%
Ratio of Expenses **	1.20%		1.20%		1.35%	1.10%	1.35%		1.20%		1.20%		1.25%		1.20%		1.10%

Period ended December 31, 2008

Unit Value	$4.484082		$6.077994		$7.755973	$20.002660	$9.649295		$8.241286		$6.604318		$8.329075		$11.524130		$9.018126
Total Return *	-54.52%		-34.06	%***	-34.03%	-6.21%	7.15	%***	-36.95%		-32.20	%***	-36.50%		-35.61	%***	-38.35%
Ratio of Expenses **	1.35%		1.20%		1.35%	1.10%	1.35%		1.35%		1.20%		1.25%		1.20%		1.10%

Period ended December 31, 2007

Unit Value	$9.859775		$9.900980		$11.756122	$21.327295	n/a		$13.070993		$10.710847		$13.117101		$19.623745		$14.626770
Total Return *	-2.17	%***	-2.04	%***	-7.40%	5.83%	n/a		1.41%		4.97	%***	-16.07	%***	8.41%		14.48%
Ratio of Expenses **	1.35%		1.25%		1.35%	1.10%	n/a		1.35%		1.35%		1.25%		1.25%		1.10%

Period ended December 31, 2006

Unit Value	n/a		n/a		$12.695707	$20.152585	n/a		$12.889320		n/a		$15.628634		$18.102209		$12.776730
Total Return *	n/a		n/a		16.13%	3.54%	n/a		14.18%		n/a		34.78%		21.07%		6.68%
Ratio of Expenses **	n/a		n/a		1.35%	1.10%	n/a		1.35%		n/a		1.35%		1.25%		1.10%

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.

Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.
***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a) Commencement of operations January 16, 2007.
(b) Commencement of operations December 3, 2007.
(c) Commencement of operations October 6, 2008.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

	JNL/Franklin
	Templeton
	Inter-	JNL/Franklin		JNL/	JNL/Goldman	JNL/
	national Small	Templeton	JNL/Franklin	Goldman	Sachs	Goldman	JNL/Goldman	JNL/Invesco	JNL/Invesco	JNL/Invesco
	Cap	Mutual	Templeton	Sachs	Emerging	Sachs	Sachs U.S.	Global Real	International	Large Cap
	Growth	Shares	Small Cap	Core Plus	Markets Debt	Mid Cap	Equity Flex	Estate	Growth	Growth
	Portfolio(b)	Portfolio(a)	Value Portfolio	Bond Portfolio	Portfolio(c)	Value Portfolio	Portfolio(a)	Portfolio	Portfolio	Portfolio

Portfolio data
Period ended December 31, 2010

Net Assets (in thousands)	$8,311	$17,073	$13,064	$23,678	$14,482	$11,928	$5,598	$16,691	$18,691	$13,781
Units Outstanding (in thousands)	1,044	2,069	1,038	1,084	1,087	914	650	1,354	1,181	1,124
Investment Income Ratio *	1.29%	0.03%	0.56%	2.74%	1.32%	0.64%	0.76%	5.36%	0.67%	0.30%

Period ended December 31, 2009

Net Assets (in thousands)	$5,539	$10,152	$5,783	$18,061	$3,676	$5,694	$3,506	$9,829	$16,218	$9,404
Units Outstanding (in thousands)	826	1,351	574	886	316	536	436	919	1,140	892
Investment Income Ratio *	2.36%	4.44%	0.99%	4.89%	0.22%	1.33%	0.97%	3.02%	2.22%	0.31%

Period ended December 31, 2008

Net Assets (in thousands)	$709	$5,576	$2,371	$14,518	$90	$2,680	$1,601	$4,718	$9,437	$5,553
Units Outstanding (in thousands)	159	925	310	825	9	331	245	577	906	650
Investment Income Ratio *	0.22%	0.00%	1.14%	3.90%	0.00%	0.99%	0.00%	2.10%	0.45%	0.15%

Period ended December 31, 2007

Net Assets (in thousands)	$155	$7,161	$2,806	$15,399	n/a	$4,209	$518	$6,850	$14,387	$7,404
Units Outstanding (in thousands)	16	726	242	827	n/a	327	49	530	816	535
Investment Income Ratio *	0.00%	0.00%	2.67%	3.69%	n/a	2.05%	0.00%	2.50%	1.71%	0.42%

Period ended December 31, 2006

Net Assets (in thousands)	n/a	n/a	$1,909	$10,767	n/a	$1,796	n/a	$7,640	$8,157	$6,042
Units Outstanding (in thousands)	n/a	n/a	152	613	n/a	141	n/a	494	519	497
Investment Income Ratio *	n/a	n/a	0.07%	0.00%	n/a	0.09%	n/a	0.08%	0.17%	0.00%

*
These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the portfolio received dividend income from the underlying mutual fund.

(a) Commencement of operations January 16, 2007.
(b) Commencement of operations December 3, 2007.
(c) Commencement of operations October 6, 2008.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

						JNL/JPMorgan
	JNL/Invesco	JNL/Ivy		JNL/JPMorgan	JNL/JPMorgan	U.S. Government	JNL/Lazard		JNL/Lazard	JNL/M&G		JNL/M&G		JNL/MCM
	Small Cap	Asset Strategy		International	MidCap Growth	& Quality Bond	Emerging Markets		Mid Cap	Global Basics		Global Leaders		10 x 10
	Growth Portfolio	Portfolio(d)		Value Portfolio	Portfolio	Portfolio	Portfolio(a)		Equity Portfolio	Portfolio(c)		Portfolio(c)		Portfolio(b)

Highest expense ratio
Period ended December 31, 2010

Unit Value	$12.706377	$11.034330		$9.791874	$19.509756	$12.722158	$13.133006		$15.183516	$14.419391		$12.310144		$8.378355
Total Return *	21.75%	5.25	%***	3.71%	21.98%	3.13%	18.23%		18.69%	20.95	%***	10.48%		13.59%
Ratio of Expenses **	3.60%	2.81%		3.67%	2.92%	4.00%	3.06%		3.62%	2.46%		2.45%		2.47%

Period ended December 31, 2009

Unit Value	$10.436552	$10.346684		$9.442039	$15.994559	$12.335502	$11.107627		$12.792119	$12.027677		$11.142480		$7.375850
Total Return *	30.03%	-0.34	%***	25.48%	38.84%	-0.37%	66.56%		34.69%	2.20	%***	52.64	%***	21.55%
Ratio of Expenses **	3.60%	2.37%		3.67%	2.92%	4.00%	3.06%		3.62%	2.32%		2.45%		2.47%

Period ended December 31, 2008

Unit Value	$8.026065	n/a		$7.524892	$11.519886	$12.381527	$6.668671		$9.497574	$8.387379		$8.317768		$6.068298
Total Return *	-41.86%	n/a		-46.49%	-46.04%	2.36%	-51.55%		-41.13%	3.40	%***	12.15	%***	-37.80%
Ratio of Expenses **	3.60%	n/a		3.67%	2.92%	4.00%	3.06%		3.62%	1.65%		2.00%		2.47%

Period ended December 31, 2007

Unit Value	$13.804828	n/a		$14.063652	$21.350052	$12.096597	$13.765183		$16.133863	n/a		n/a		$9.756870
Total Return *	7.41%	n/a		7.91%	4.84%	2.19%	31.56	%***	-6.09%	n/a		n/a		2.69	%***
Ratio of Expenses **	3.60%	n/a		3.67%	2.92%	4.00%	3.06%		3.62%	n/a		n/a		2.47%

Period ended December 31, 2006

Unit Value	$12.851988	n/a		$13.032392	$20.365068	$11.837508	$10.811520		$17.179980	n/a		n/a		n/a
Total Return *	10.45%	n/a		27.24%	8.84%	-0.79%	14.76	%***	10.50%	n/a		n/a		n/a
Ratio of Expenses **	3.60%	n/a		3.67%	2.92%	4.00%	2.47%		3.62%	n/a		n/a		n/a
*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.

Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.
***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a) Commencement of operations May 1, 2006.
(b) Commencement of operations April 30, 2007.
(c) Commencement of operations October 6, 2008.
(d) Commencement of operations September 28, 2009.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

						JNL/JPMorgan
	JNL/Invesco				JNL/JPMorgan	U.S.		JNL/Lazard
	Small Cap	JNL/Ivy		JNL/JPMorgan	MidCap	Government		Emerging		JNL/Lazard	JNL/M&G		JNL/M&G		JNL/MCM
	Growth	Asset Strategy		International	Growth	& Quality Bond		Markets		Mid Cap	Global Basics		Global Leaders		10 x 10
	Portfolio	Portfolio(d)		Value Portfolio	Portfolio	Portfolio		Portfolio(a)		Equity Portfolio	Portfolio(c)		Portfolio(c)		Portfolio(b)

Lowest expense ratio
Period ended December 31, 2010

Unit Value	$15.763517	$11.238795		$13.619569	$25.333583	$19.708034		$14.324101		$20.983331	$14.782825		$12.613218		$8.762104
Total Return *	24.64%	8.34%		6.41%	24.04%	6.06%		20.45%		21.72%	21.43%		11.70%		14.99%
Ratio of Expenses **	1.25%	1.35%		1.10%	1.25%	1.20%		1.20%		1.10%	1.35%		1.35%		1.25%

Period ended December 31, 2009

Unit Value	$12.646845	$10.373870		$12.799740	$20.424376	$18.581407		$11.891765		$17.238509	$12.173516		$11.291894		$7.620194
Total Return *	33.13%	4.38	%***	28.74%	41.18%	2.46%		2.85	%***	38.13%	45.03%		35.55%		23.04%
Ratio of Expenses **	1.25%	1.35%		1.10%	1.25%	1.20%		1.20%		1.10%	1.35%		1.35%		1.25%

Period ended December 31, 2008

Unit Value	$9.499926	n/a		$9.942002	$14.466516	$18.135712		$6.998757		$12.480293	$8.393798		$8.330475		$6.193316
Total Return *	-40.48%	n/a		-45.10%	-45.13%	5.26%		-50.67%		-39.63%	11.48	%***	12.21	%***	-37.04%
Ratio of Expenses **	1.25%	n/a		1.10%	1.25%	1.20%		1.25%		1.10%	1.35%		1.35%		1.25%

Period ended December 31, 2007

Unit Value	$15.960342	n/a		$18.109633	$26.367299	$17.229132		$14.187324		$20.673108	n/a		n/a		$9.837116
Total Return *	9.98%	n/a		10.74%	6.61%	1.64	%***	-0.35	%***	-3.68%	n/a		n/a		-5.29	%***
Ratio of Expenses **	1.25%	n/a		1.10%	1.25%	1.20%		1.25%		1.10%	n/a		n/a		1.25%

Period ended December 31, 2006

Unit Value	$14.511723	n/a		$16.353590	$24.731845	$16.297123		$10.892120		$21.462784	n/a		n/a		n/a
Total Return *	13.07%	n/a		30.54%	10.67%	1.97%		9.15	%***	13.31%	n/a		n/a		n/a
Ratio of Expenses **	1.25%	n/a		1.10%	1.25%	1.25%		1.35%		1.10%	n/a		n/a		n/a

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.

Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.
***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a) Commencement of operations May 1, 2006.
(b) Commencement of operations April 30, 2007.
(c) Commencement of operations October 6, 2008.
(d) Commencement of operations September 28, 2009.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

					JNL/JPMorgan
	JNL/Invesco			JNL/JPMorgan	U.S.	JNL/Lazard
	Small Cap	JNL/Ivy	JNL/JPMorgan	MidCap	Government	Emerging	JNL/Lazard	JNL/M&G	JNL/M&G	JNL/MCM
	Growth	Asset Strategy	International	Growth	& Quality Bond	Markets	Mid Cap	Global Basics	Global Leaders	10 x 10
	Portfolio	Portfolio(d)	Value Portfolio	Portfolio	Portfolio	Portfolio(a)	Equity Portfolio	Portfolio(c)	Portfolio(c)	Portfolio(b)

Portfolio data
Period ended December 31, 2010

Net Assets (in thousands)	$9,681	$30,214	$18,237	$19,305	$24,533	$56,931	$13,800	$1,664	$1,297	$28,351
Units Outstanding (in thousands)	637	2,696	1,432	884	1,349	4,060	716	113	103	3,273
Investment Income Ratio *	0.00%	0.01%	2.40%	0.00%	3.28%	0.55%	0.53%	0.75%	0.48%	2.05%

Period ended December 31, 2009

Net Assets (in thousands)	$6,353	$4,687	$19,101	$15,041	$17,065	$30,651	$10,301	$616	$465	$21,284
Units Outstanding (in thousands)	522	452	1,587	882	1,008	2,620	654	51	41	2,818
Investment Income Ratio *	0.00%	0.00%	4.38%	0.00%	2.66%	2.46%	0.83%	0.61%	1.25%	4.74%

Period ended December 31, 2008

Net Assets (in thousands)	$2,303	n/a	$14,626	$3,832	$14,559	$7,602	$7,070	$22	$38	$11,357
Units Outstanding (in thousands)	254	n/a	1,560	397	896	1,100	619	3	5	1,845
Investment Income Ratio *	0.00%	n/a	2.14%	0.00%	2.39%	0.68%	1.32%	0.00%	0.18%	1.06%

Period ended December 31, 2007

Net Assets (in thousands)	$3,930	n/a	$28,958	$7,907	$9,981	$10,062	$12,268	n/a	n/a	$6,751
Units Outstanding (in thousands)	258	n/a	1,675	486	659	715	648	n/a	n/a	689
Investment Income Ratio *	0.28%	n/a	5.58%	0.00%	3.48%	0.22%	5.55%	n/a	n/a	0.00%

Period ended December 31, 2006

Net Assets (in thousands)	$3,987	n/a	$16,995	$5,617	$8,591	$1,501	$10,578	n/a	n/a	n/a
Units Outstanding (in thousands)	287	n/a	1,056	429	615	138	541	n/a	n/a	n/a
Investment Income Ratio *	0.00%	n/a	0.14%	0.00%	0.00%	0.00%	0.20%	n/a	n/a	n/a

*
These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the portfolio received dividend income from the underlying mutual fund.

(a) Commencement of operations May 1, 2006.
(b) Commencement of operations April 30, 2007.
(c) Commencement of operations October 6, 2008.
(d) Commencement of operations September 28, 2009.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

						JNL/MCM
						Consumer					JNL/MCM			JNL/MCM
			JNL/MCM	JNL/MCM		Brands	JNL/MCM		JNL/MCM		Financial	JNL/MCM		Healthcare	JNL/MCM
	JNL/MCM		Bond Index	Communications		Sector	Dow Dividend		European 30		Sector	Global Alpha		Sector	Index 5
	25 Portfolio		Portfolio	Sector Portfolio		Portfolio	Portfolio(a)		Portfolio(c)		Portfolio	Portfolio(d)		Portfolio	Portfolio(b)

Highest expense ratio
Period ended December 31, 2010

Unit Value	$11.942160		$10.730476	$4.616627		$8.933898	$6.370230		$11.760139		$6.358391	$10.172833		$9.138311	$9.205757
Total Return *	19.32%		1.91%	18.84%		18.42%	8.82%		-0.35%		10.02%	3.21	%***	0.18%	12.70%
Ratio of Expenses **	2.92%		3.82%	3.06%		3.595%	2.92%		2.46%		3.10%	2.32%		3.62%	2.695%

Period ended December 31, 2009

Unit Value	$10.008869		$10.529872	$3.884787		$7.544110	$5.853775		$11.801059		$5.779211	$9.824164		$9.121715	$8.168040
Total Return *	48.54%		1.78%	21.81%		28.44%	16.79%		37.60%		15.00%	-2.35	%***	16.67%	21.83%
Ratio of Expenses **	2.92%		3.82%	3.06%		3.595%	2.92%		2.46%		3.10%	2.21%		3.62%	2.695%

Period ended December 31, 2008

Unit Value	$6.738050		$10.345302	$3.189306		$5.873650	$5.012113		$8.576221		$5.025586	n/a		$7.818485	$6.704217
Total Return *	-37.09%		-0.19%	-41.46%		-33.72%	-50.82%		16.18	%***	-52.15%	n/a		-25.93%	-31.73%
Ratio of Expenses **	2.92%		3.82%	3.06%		3.595%	2.92%		2.46%		3.10%	n/a		3.62%	2.695%

Period ended December 31, 2007

Unit Value	$10.711080		$10.365024	$5.447865		$8.861998	$10.191738		n/a		$10.503013	n/a		$10.556132	$9.820725
Total Return *	-5.64%		2.42%	1.44	%***	-11.14%	-5.83	%***	n/a		-19.90%	n/a		3.72%	-3.21	%***
Ratio of Expenses **	2.92%		3.82%	3.06%		3.595%	2.92%		n/a		3.10%	n/a		3.62%	2.695%

Period ended December 31, 2006

Unit Value	$11.351254		$10.120441	$5.591933		$9.972542	n/a		n/a		$13.112098	n/a		$10.177309	n/a
Total Return *	3.63	%***	-0.23%	32.69%		9.44%	n/a		n/a		15.07%	n/a		2.50%	n/a
Ratio of Expenses **	2.92%		3.82%	2.56%		3.595%	n/a		n/a		3.10%	n/a		3.62%	n/a

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.

Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.
***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a) Commencement of operations January 17, 2006.
(b) Commencement of operations April 30, 2007.
(c) Commencement of operations October 6, 2008.
(d) Commencement of operations September 28, 2009.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

					JNL/MCM
					Consumer					JNL/MCM				JNL/MCM
			JNL/MCM	JNL/MCM	Brands	JNL/MCM		JNL/MCM		Financial		JNL/MCM		Healthcare	JNL/MCM
	JNL/MCM		Bond Index	Communications	Sector	Dow Dividend		European 30		Sector		Global Alpha		Sector	Index 5
	25 Portfolio		Portfolio	Sector Portfolio	Portfolio	Portfolio(a)		Portfolio(c)		Portfolio		Portfolio(d)		Portfolio	Portfolio(b)

Lowest expense ratio
Period ended December 31, 2010

Unit Value	$14.471906		$13.690850	$5.686513	$11.695318	$6.919764		$12.082548		$7.907944		$10.296112		$12.004152	$9.671778
Total Return *	21.33%		4.72%	21.01%	21.23%	10.66%		0.87%		12.13%		4.57%		2.59%	14.23%
Ratio of Expenses **	1.25%		1.10%	1.25%	1.25%	1.25%		1.25%		1.20%		1.35%		1.25%	1.35%

Period ended December 31, 2009

Unit Value	$11.928181		$13.074377	$4.699190	$9.647037	$6.253416		$11.978916		$7.052330		$9.845736		$11.701635	$8.466867
Total Return *	51.04%		4.59%	24.03%	31.49%	18.76%		14.71	%***	17.20%		-0.82	%***	19.47%	23.48%
Ratio of Expenses **	1.25%		1.10%	1.25%	1.25%	1.25%		1.25%		1.20%		1.35%		1.25%	1.35%

Period ended December 31, 2008

Unit Value	$7.897156		$12.500500	$3.788673	$7.336631	$5.265477		$8.598569		$6.017266		n/a		$9.794926	$6.856637
Total Return *	-36.03%		2.56%	-40.39%	-32.14%	-49.99%		9.77	%***	-45.11	%***	n/a		-24.16%	-30.81%
Ratio of Expenses **	1.25%		1.10%	1.25%	1.25%	1.25%		1.35%		1.20%		n/a		1.25%	1.35%

Period ended December 31, 2007

Unit Value	$12.345715		$12.188243	$6.355640	$10.812044	$10.529819		n/a		$12.296201		n/a		$12.914850	$9.909799
Total Return *	-4.04%		5.26%	3.00%	-9.03%	-5.70	%***	n/a		-18.39%		n/a		6.23%	-3.24	%***
Ratio of Expenses **	1.25%		1.10%	1.25%	1.25%	1.25%		n/a		1.25%		n/a		1.25%	1.35%

Period ended December 31, 2006

Unit Value	$12.865708		$11.579585	$6.170303	$11.885292	n/a		n/a		$15.067748		n/a		$12.157988	n/a
Total Return *	4.97	%***	2.51%	34.43%	12.04%	n/a		n/a		17.22%		n/a		4.95%	n/a
Ratio of Expenses **	1.25%		1.10%	1.25%	1.25%	n/a		n/a		1.25%		n/a		1.25%	n/a

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.

Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.
***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a) Commencement of operations January 17, 2006.
(b) Commencement of operations April 30, 2007.
(c) Commencement of operations October 6, 2008.
(d) Commencement of operations September 28, 2009.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

				JNL/MCM
				Consumer			JNL/MCM		JNL/MCM
		JNL/MCM	JNL/MCM	Brands	JNL/MCM	JNL/MCM	Financial	JNL/MCM	Healthcare	JNL/MCM
	JNL/MCM	Bond Index	Communications	Sector	Dow Dividend	European 30	Sector	Global Alpha	Sector	Index 5
	25 Portfolio	Portfolio	Sector Portfolio	Portfolio	Portfolio(a)	Portfolio(c)	Portfolio	Portfolio(d)	Portfolio	Portfolio(b)

Portfolio data
Period ended December 31, 2010

Net Assets (in thousands)	$26,660	$22,461	$4,063	$3,220	$17,318	$1,306	$9,304	$917	$11,108	$29,867
Units Outstanding (in thousands)	1,941	1,725	746	287	2,558	109	1,247	89	971	3,123
Investment Income Ratio *	3.13%	2.69%	3.28%	0.49%	3.09%	0.07%	1.31%	0.00%	1.16%	1.02%

Period ended December 31, 2009

Net Assets (in thousands)	$9,395	$18,998	$1,568	$1,673	$13,360	$930	$6,988	$114	$8,822	$23,007
Units Outstanding (in thousands)	838	1,527	346	182	2,177	78	1,049	12	793	2,742
Investment Income Ratio *	3.81%	2.67%	4.72%	0.66%	7.65%	6.05%	1.90%	0.00%	1.48%	1.37%

Period ended December 31, 2008

Net Assets (in thousands)	$11,781	$19,683	$1,047	$1,088	$9,598	$23	$3,204	n/a	$8,686	$4,148
Units Outstanding (in thousands)	1,607	1,652	285	155	1,851	3	566	n/a	937	608
Investment Income Ratio *	4.52%	4.16%	3.49%	0.37%	0.39%	0.59%	1.69%	n/a	1.03%	1.32%

Period ended December 31, 2007

Net Assets (in thousands)	$14,078	$21,147	$4,121	$1,042	$19,682	n/a	$2,950	n/a	$6,107	$1,982
Units Outstanding (in thousands)	1,206	1,814	656	100	1,890	n/a	255	n/a	500	201
Investment Income Ratio *	1.33%	4.60%	4.48%	0.69%	0.00%	n/a	1.78%	n/a	0.81%	0.00%

Period ended December 31, 2006

Net Assets (in thousands)	$25,126	$15,092	$2,350	$737	n/a	n/a	$1,974	n/a	$4,999	n/a
Units Outstanding (in thousands)	2,053	1,355	360	64	n/a	n/a	139	n/a	433	n/a
Investment Income Ratio *	0.00%	0.14%	0.14%	0.01%	n/a	n/a	0.06%	n/a	0.05%	n/a
*
These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the portfolio received dividend income from the underlying mutual fund.

(a) Commencement of operations January 17, 2006.
(b) Commencement of operations April 30, 2007.
(c) Commencement of operations October 6, 2008.
(d) Commencement of operations September 28, 2009.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

								JNL/MCM		JNL/MCM					JNL/MCM
	JNL/MCM	JNL/MCM		JNL/MCM		JNL/MCM		NYSE		Oil & Gas	JNL/MCM		JNL/MCM		S&P 400	JNL/MCM
	International	JNL 5		JNL Optimized		Nasdaq 25		International		Sector	Pacific Rim 30		S&P 24		MidCap	S&P 500
	Index Portfolio	Portfolio		5 Portfolio(a)		Portfolio		25 Portfolio(b)		Portfolio	Portfolio(c)		Portfolio(a)		Index Portfolio	Index Portfolio

Highest expense ratio
Period ended December 31, 2010

Unit Value	$12.461897	$9.888075		$9.050921		$10.345784		$7.983385		$24.537470	$12.646784		$9.103383		$13.623110	$8.812777
Total Return *	2.81%	13.24%		10.36%		13.94%		-0.37%		14.82%	2.81	%***	13.46%		21.12%	10.15%
Ratio of Expenses **	3.82%	3.36%		2.95%		2.82%		2.61%		3.67%	2.77%		2.695%		3.82%	3.82%

Period ended December 31, 2009

Unit Value	$12.121486	$8.732037		$8.200923		$9.079936		$8.013086		$21.371032	$11.581197		$8.023137		$11.247860	$8.000841
Total Return *	24.44%	20.03%		33.72%		30.38%		32.54%		15.76%	-1.43	%***	15.68%		32.86%	21.25%
Ratio of Expenses **	3.82%	3.36%		2.95%		2.82%		2.61%		3.67%	2.32%		2.695%		3.82%	3.82%

Period ended December 31, 2008

Unit Value	$9.741185	$7.274603		$6.132935		$6.964356		$6.045943		$18.461967	$9.557205		$6.935855		$8.465989	$6.598750
Total Return *	-45.06%	-44.44%		-47.65%		-43.14%		-47.32%		-40.10%	15.95	%***	-26.69	%***	-39.92%	-39.98%
Ratio of Expenses **	3.82%	3.36%		2.95%		2.82%		2.61%		3.67%	1.90%		2.695%		3.82%	3.82%

Period ended December 31, 2007

Unit Value	$17.731558	$13.092153		$11.714469		$12.247767		$11.477487		$30.822514	n/a		$10.659279		$14.092008	$10.994104
Total Return *	6.23%	-5.04	%***	10.26%		3.06	%***	9.88	%***	30.38%	n/a		-1.79	%***	3.40%	0.95%
Ratio of Expenses **	3.82%	3.36%		2.95%		2.82%		2.61%		3.67%	n/a		2.32%		3.82%	3.82%

Period ended December 31, 2006

Unit Value	$16.691558	$13.425250		$10.624143		n/a		n/a		$23.639818	n/a		n/a		$13.628381	$10.890975
Total Return *	20.88%	15.19%		6.26	%***	n/a		n/a		16.45%	n/a		n/a		5.59%	5.21%
Ratio of Expenses **	3.82%	3.11%		2.95%		n/a		n/a		3.67%	n/a		n/a		3.82%	3.82%

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.

Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.
***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a) Commencement of operations May 1, 2006.
(b) Commencement of operations April 30, 2007.
(c) Commencement of operations October 6, 2008.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

								JNL/MCM		JNL/MCM						JNL/MCM
	JNL/MCM	JNL/MCM		JNL/MCM		JNL/MCM		NYSE		Oil & Gas		JNL/MCM		JNL/MCM		S&P 400	JNL/MCM
	International	JNL 5		JNL Optimized		Nasdaq 25		International		Sector		Pacific Rim 30		S&P 24		MidCap	S&P 500
	Index Portfolio	Portfolio		5 Portfolio(a)		Portfolio		25 Portfolio(b)		Portfolio		Portfolio(c)		Portfolio(a)		Index Portfolio	Index Portfolio

Lowest expense ratio
Period ended December 31, 2010

Unit Value	$15.759270	$11.315208		$9.821450		$11.446489		$8.391196		$32.601597		$13.084010		$9.693872		$17.228089	$11.245180
Total Return *	5.54%	15.71%		12.31%		15.80%		0.99%		17.69%		11.49%		15.00%		24.33%	13.19%
Ratio of Expenses **	1.20%	1.20%		1.20%		1.20%		1.25%		1.20%		1.25%		1.35%		1.20%	1.10%

Period ended December 31, 2009

Unit Value	$14.932353	$9.778792		$8.744697		$9.884589		$8.309309		$27.701731		$11.735522		$8.429408		$13.856434	$9.935174
Total Return *	27.74%	22.66%		36.08%		32.51%		-9.47	%***	18.65%		6.47	%***	17.24%		36.39%	24.59%
Ratio of Expenses **	1.20%	1.20%		1.20%		1.20%		1.25%		1.20%		1.25%		1.35%		1.20%	1.10%

Period ended December 31, 2008

Unit Value	$11.689743	$7.972541		$6.426124		$7.459688		$6.174597		$23.347075		$9.563759		$7.189709		$10.159610	$7.974214
Total Return *	-43.60%	-43.22%		-39.81	%***	-33.11	%***	-46.66%		-38.60%		7.51	%***	-33.63%		-38.33%	-38.32%
Ratio of Expenses **	1.20%	1.20%		1.20%		1.20%		1.35%		1.20%		1.60%		1.35%		1.20%	1.10%

Period ended December 31, 2007

Unit Value	$20.728167	$14.041607		$12.051653		$12.887159		$11.574967		$38.027337		n/a		$10.833210		$16.473778	$12.929231
Total Return *	9.07%	0.22	%***	12.16	%***	3.20	%***	13.64	%***	3.52	%***	n/a		-1.71	%***	6.16%	3.75%
Ratio of Expenses **	1.20%	1.20%		1.25%		1.25%		1.35%		1.20%		n/a		1.35%		1.20%	1.10%

Period ended December 31, 2006

Unit Value	$19.005048	$14.010976		$10.744631		n/a		n/a		$28.341626		n/a		n/a		$15.517528	$12.462343
Total Return *	24.08%	17.48%		7.45	%***	n/a		n/a		19.29%		n/a		n/a		8.38%	13.82%
Ratio of Expenses **	1.20%	1.25%		1.40%		n/a		n/a		1.25%		n/a		n/a		1.20%	1.10%

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.

Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.
***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a) Commencement of operations May 1, 2006.
(b) Commencement of operations April 30, 2007.
(c) Commencement of operations October 6, 2008.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

					JNL/MCM	JNL/MCM			JNL/MCM
	JNL/MCM	JNL/MCM	JNL/MCM	JNL/MCM	NYSE	Oil & Gas	JNL/MCM	JNL/MCM	S&P 400	JNL/MCM
	International	JNL 5	JNL Optimized	Nasdaq 25	International	Sector	Pacific Rim 30	S&P 24	MidCap	S&P 500
	Index Portfolio	Portfolio	5 Portfolio(a)	Portfolio	25 Portfolio(b)	Portfolio	Portfolio(c)	Portfolio(a)	Index Portfolio	Index Portfolio

Portfolio data
Period ended December 31, 2010

Net Assets (in thousands)	$34,076	$255,347	$33,786	$5,545	$6,020	$30,493	$3,376	$1,552	$35,871	$65,928
Units Outstanding (in thousands)	2,261	23,279	3,516	501	730	994	260	163	2,175	6,112
Investment Income Ratio *	1.93%	2.06%	2.13%	0.21%	2.23%	1.09%	0.00%	0.34%	0.70%	1.42%

Period ended December 31, 2009

Net Assets (in thousands)	$32,115	$249,705	$26,986	$4,233	$5,157	$20,183	$850	$977	$24,246	$45,164
Units Outstanding (in thousands)	2,238	26,219	3,139	441	629	772	73	118	1,820	4,736
Investment Income Ratio *	2.70%	3.68%	2.95%	0.00%	5.16%	1.05%	3.01%	0.09%	1.18%	1.67%

Period ended December 31, 2008

Net Assets (in thousands)	$22,887	$219,942	$16,995	$2,841	$3,077	$13,205	$26	$6,139	$19,157	$25,662
Units Outstanding (in thousands)	2,030	28,207	2,678	391	501	599	3	875	1,964	3,354
Investment Income Ratio *	1.79%	2.19%	0.01%	0.03%	0.01%	0.58%	0.00%	0.00%	1.09%	1.57%

Period ended December 31, 2007

Net Assets (in thousands)	$43,240	$411,201	$23,935	$4,932	$4,036	$20,777	n/a	$605	$31,368	$44,016
Units Outstanding (in thousands)	2,147	29,805	2,004	390	350	580	n/a	56	1,961	3,514
Investment Income Ratio *	3.07%	2.25%	3.11%	0.00%	6.00%	1.01%	n/a	0.00%	1.25%	1.44%

Period ended December 31, 2006

Net Assets (in thousands)	$30,700	$203,454	$4,684	n/a	n/a	$15,509	n/a	n/a	$26,354	$38,038
Units Outstanding (in thousands)	1,650	14,699	437	n/a	n/a	588	n/a	n/a	1,735	3,118
Investment Income Ratio *	0.21%	0.03%	0.05%	n/a	n/a	0.08%	n/a	n/a	0.10%	0.11%

*
These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the portfolio received dividend income from the underlying mutual fund.

(a) Commencement of operations May 1, 2006.
(b) Commencement of operations April 30, 2007.
(c) Commencement of operations October 6, 2008.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

			JNL/MCM			JNL/MCM				JNL/
	JNL/MCM		Select Small-		JNL/MCM	Technology	JNL/MCM			Oppenheimer	JNL/PAM		JNL/PAM		JNL/PIMCO
	S&P SMid		Cap		Small Cap	Sector	Value Line 30		JNL/MCM	Global Growth	Asia ex-Japan		China-India		Real Return
	60 Portfolio(b)		Portfolio		Index Portfolio	Portfolio	Portfolio		VIP Portfolio	Portfolio	Portfolio(c)		Portfolio(c)		Portfolio(a)

Highest expense ratio
Period ended December 31, 2010

Unit Value	$10.970531		$10.486936		$12.246469	$5.790370	$11.226452		$10.242365	$11.671742	$9.095534		$8.267688		$12.012545
Total Return *	17.43%		11.43%		21.59%	8.69%	18.41%		11.84%	11.63%	16.14%		-1.16	%***	4.62%
Ratio of Expenses **	2.80%		3.36%		3.82%	3.10%	3.36%		3.06%	3.30%	2.77%		2.81%		2.92%

Period ended December 31, 2009

Unit Value	$9.342505		$9.411601		$10.072059	$5.327626	$9.481303		$9.158067	$10.455341	$7.831456		$7.278544		$11.481733
Total Return *	57.13%		1.43%		22.60%	58.82%	10.89%		20.21%	34.90%	15.78	%***	20.08	%***	13.87%
Ratio of Expenses **	2.80%		3.36%		3.82%	3.10%	3.36%		3.06%	3.30%	2.77%		2.77%		2.92%

Period ended December 31, 2008

Unit Value	$5.945811		$9.279117		$8.215282	$3.354513	$8.549882		$7.618122	$7.750635	$4.752767		$4.118907		$10.083121
Total Return *	-32.15%		-42.04%		-37.37%	-45.15%	-49.18%		-44.51%	-42.78%	-23.20	%***	-47.23	%***	-8.65	%***
Ratio of Expenses **	2.80%		3.36%		3.82%	3.10%	3.36%		3.06%	3.30%	2.67%		2.47%		2.92%

Period ended December 31, 2007

Unit Value	$8.762630		$16.008906		$13.116710	$6.115358	$16.824245		$13.729202	$13.546090	n/a		n/a		$10.789785
Total Return *	-5.95	%***	-13.42%		-5.80%	11.04%	-0.66	%***	7.40%	2.86%	n/a		n/a		8.65	%***
Ratio of Expenses **	2.80%		3.36%		3.82%	3.10%	3.36%		3.06%	3.30%	n/a		n/a		2.87%

Period ended December 31, 2006

Unit Value	n/a		$18.491286		$13.923760	$5.507145	n/a		$12.783308	$13.170060	n/a		n/a		n/a
Total Return *	n/a		-2.48	%***	13.09%	6.03%	n/a		8.79%	13.17%	n/a		n/a		n/a
Ratio of Expenses **	n/a		3.36%		3.82%	3.10%	n/a		3.06%	3.30%	n/a		n/a		n/a

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.

Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.
***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a) Commencement of operations January 16, 2007.
(b) Commencement of operations April 30, 2007.
(c) Commencement of operations December 3, 2007.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

			JNL/MCM			JNL/MCM				JNL/
	JNL/MCM		Select Small-		JNL/MCM	Technology	JNL/MCM			Oppenheimer	JNL/PAM		JNL/PAM		JNL/PIMCO
	S&P SMid		Cap		Small Cap	Sector	Value Line 30		JNL/MCM	Global Growth	Asia ex-Japan		China-India		Real Return
	60 Portfolio(b)		Portfolio		Index Portfolio	Portfolio	Portfolio		VIP Portfolio	Portfolio	Portfolio(c)		Portfolio(c)		Portfolio(a)

Lowest expense ratio
Period ended December 31, 2010

Unit Value	$11.612498		$13.444909		$15.486630	$7.164897	$12.846735		$11.467586	$14.438869	$9.531443		$8.674606		$12.858377
Total Return *	19.26%		13.86%		24.82%	10.71%	20.99%		13.88%	14.12%	17.92%		15.47%		6.44%
Ratio of Expenses **	1.25%		1.20%		1.20%	1.25%	1.20%		1.25%	1.10%	1.25%		1.25%		1.20%

Period ended December 31, 2009

Unit Value	$9.737114		$11.808406		$12.407508	$6.471498	$10.617842		$10.069636	$12.652627	$8.082935		$7.512174		$12.080609
Total Return *	21.01	%***	4.40	%***	25.86%	61.78%	13.32%		22.41%	37.90%	1.99	%***	12.28	%***	-1.16	%***
Ratio of Expenses **	1.25%		1.20%		1.20%	1.25%	1.20%		1.25%	1.10%	1.25%		1.25%		1.20%

Period ended December 31, 2008

Unit Value	$6.091650		$11.339771		$9.858535	$4.000061	$9.370137		$8.226249	$9.175389	$4.820984		$4.168903		$10.418261
Total Return *	-31.15%		-40.80%		-35.71%	-44.12%	-48.07%		-43.50%	-41.51%	-48.71	%***	-46.57	%***	-4.93%
Ratio of Expenses **	1.35%		1.25%		1.20%	1.25%	1.20%		1.25%	1.10%	1.35%		1.35%		1.25%

Period ended December 31, 2007

Unit Value	$8.848332		$19.155566		$15.333345	$7.158545	$18.044364		$14.559087	$15.687217	n/a		n/a		$10.958251
Total Return *	-13.07	%***	-11.57%		-3.28%	13.13%	0.42	%***	9.37%	5.16%	n/a		n/a		9.39	%***
Ratio of Expenses **	1.35%		1.25%		1.20%	1.25%	1.20%		1.25%	1.10%	n/a		n/a		1.25%

Period ended December 31, 2006

Unit Value	n/a		$21.661381		$15.853683	$6.327776	n/a		$13.311428	$14.918042	n/a		n/a		n/a
Total Return *	n/a		-1.07	%***	16.09%	8.00%	n/a		10.78%	15.68%	n/a		n/a		n/a
Ratio of Expenses **	n/a		1.25%		1.20%	1.25%	n/a		1.25%	1.10%	n/a		n/a		n/a
*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.

Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.
***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a) Commencement of operations January 16, 2007.
(b) Commencement of operations April 30, 2007.
(c) Commencement of operations December 3, 2007.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

		JNL/MCM		JNL/MCM			JNL/
	JNL/MCM	Select Small-	JNL/MCM	Technology	JNL/MCM		Oppenheimer	JNL/PAM	JNL/PAM	JNL/PIMCO
	S&P SMid	Cap	Small Cap	Sector	Value Line 30	JNL/MCM	Global Growth	Asia ex-Japan	China-India	Real Return
	60 Portfolio(b)	Portfolio	Index Portfolio	Portfolio	Portfolio	VIP Portfolio	Portfolio	Portfolio(c)	Portfolio(c)	Portfolio(a)

Portfolio data
Period ended December 31, 2010

Net Assets (in thousands)	$11,167	$8,068	$31,066	$19,317	$31,854	$11,905	$21,462	$9,193	$21,618	$45,868
Units Outstanding (in thousands)	977	639	2,092	2,843	2,564	1,069	1,570	975	2,520	3,628
Investment Income Ratio *	0.09%	0.52%	0.65%	0.14%	0.59%	2.35%	0.84%	0.13%	0.00%	1.65%

Period ended December 31, 2009

Net Assets (in thousands)	$9,384	$6,319	$25,412	$20,520	$29,692	$11,754	$15,773	$5,941	$16,155	$27,003
Units Outstanding (in thousands)	976	572	2,128	3,339	2,880	1,196	1,314	741	2,160	2,267
Investment Income Ratio *	1.10%	1.07%	0.82%	0.12%	0.13%	1.81%	1.61%	0.01%	0.00%	3.10%

Period ended December 31, 2008

Net Assets (in thousands)	$4,163	$4,986	$18,450	$2,878	$33,476	$10,219	$9,571	$497	$1,081	$15,786
Units Outstanding (in thousands)	689	473	1,941	758	3,670	1,268	1,098	104	259	1,530
Investment Income Ratio *	0.03%	0.29%	1.38%	0.02%	0.32%	1.51%	1.38%	1.70%	0.00%	1.75%

Period ended December 31, 2007

Net Assets (in thousands)	$1,146	$9,735	$26,807	$4,011	$66,341	$18,042	$17,153	n/a	n/a	$3,152
Units Outstanding (in thousands)	130	548	1,795	587	3,767	1,262	1,148	n/a	n/a	289
Investment Income Ratio *	2.30%	6.35%	1.44%	0.08%	0.00%	5.52%	1.17%	n/a	n/a	0.00%

Period ended December 31, 2006

Net Assets (in thousands)	n/a	$21,688	$24,401	$2,834	n/a	$14,190	$13,164	n/a	n/a	n/a
Units Outstanding (in thousands)	n/a	1,068	1,561	457	n/a	1,079	922	n/a	n/a	n/a
Investment Income Ratio *	n/a	0.00%	0.12%	0.01%	n/a	0.02%	0.05%	n/a	n/a	n/a

*
These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the portfolio received dividend income from the underlying mutual fund.

(a) Commencement of operations January 16, 2007.
(b) Commencement of operations April 30, 2007.
(c) Commencement of operations December 3, 2007.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

						JNL/			JNL/
		JNL/		JNL/		PPM America		JNL/	Red Rocks				JNL/S&P		JNL/S&P		JNL/S&P
	JNL/PIMCO	PPM America		PPM America		Small Cap		PPM America	Listed				Competitive		Disciplined		Disciplined
	Total Return	High Yield		Mid Cap Value		Value		Value Equity	Private Equity		JNL/S&P 4		Advantage		Growth		Moderate
	Bond Portfolio	Bond Portfolio		Portfolio(c)		Portfolio(c)		Portfolio	Portfolio(d)		Portfolio(b)		Portfolio(b)		Portfolio(a)		Portfolio(a)

Highest expense ratio
Period ended December 31, 2010

Unit Value	$13.141741	$12.648094		$10.086549		$10.070203		$12.922995	$9.937014		$10.008757		$10.499543		$8.303223		$9.354633
Total Return *	3.35%	12.15%		14.61	%***	24.48%		13.28%	23.05	%***	10.49	%***	9.71%		10.00%		8.28%
Ratio of Expenses **	4.00%	3.06%		2.77%		2.56%		3.62%	2.62%		2.95%		2.62%		2.46%		2.57%

Period ended December 31, 2009

Unit Value	$12.715484	$11.278177		$8.032651		$8.089606		$11.407772	$8.083713		$9.084017		$9.570035		$7.548666		$8.639117
Total Return *	10.93%	41.89%		43.66%		30.59%		39.44%	27.38	%***	37.90%		19.06	%***	22.34%		15.66%
Ratio of Expenses **	4.00%	3.06%		2.56%		2.56%		3.62%	2.56%		2.82%		2.62%		2.46%		2.57%

Period ended December 31, 2008

Unit Value	$11.462899	$7.948482		$5.591445		$6.194830		$8.181282	$5.911761		$6.587250		$6.824072		$6.170041		$7.469150
Total Return *	-3.54%	-32.84%		-47.33	%***	-41.04	%***	-49.09%	-20.15	%***	-28.12	%***	-29.32	%***	-40.69%		-28.46%
Ratio of Expenses **	4.00%	3.06%		2.56%		2.56%		3.62%	2.32%		2.82%		2.46%		2.46%		2.57%

Period ended December 31, 2007

Unit Value	$11.883302	$11.835493		n/a		n/a		$16.069507	n/a		$9.914624		$9.908252		$10.402353		$10.440480
Total Return *	3.98%	-6.10	%***	n/a		n/a		-9.00%	n/a		0.00	%***	-1.94	%***	4.88	%***	3.32	%***
Ratio of Expenses **	4.00%	3.06%		n/a		n/a		3.62%	n/a		2.02%		2.32%		2.46%		2.57%

Period ended December 31, 2006

Unit Value	$11.428512	$12.411995		n/a		n/a		$17.658545	n/a		n/a		n/a		n/a		n/a
Total Return *	-0.57%	7.26%		n/a		n/a		7.46%	n/a		n/a		n/a		n/a		n/a
Ratio of Expenses **	4.00%	2.995%		n/a		n/a		3.62%	n/a		n/a		n/a		n/a		n/a

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.

Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.
***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a) Commencement of operations January 16, 2007.
(b) Commencement of operations December 3, 2007.
(c) Commencement of operations March 31, 2008.
(d) Commencement of operations October 6, 2008.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

					JNL/			JNL/
		JNL/	JNL/		PPM America		JNL/	Red Rocks				JNL/S&P		JNL/S&P		JNL/S&P
	JNL/PIMCO	PPM America	PPM America		Small Cap		PPM America	Listed				Competitive		Disciplined		Disciplined
	Total Return	High Yield	Mid Cap Value		Value		Value Equity	Private Equity		JNL/S&P 4		Advantage		Growth		Moderate
	Bond Portfolio	Bond Portfolio	Portfolio(c)		Portfolio(c)		Portfolio	Portfolio(d)		Portfolio(b)		Portfolio(b)		Portfolio(a)		Portfolio(a)

Lowest expense ratio
Period ended December 31, 2010

Unit Value	$19.070164	$16.275861	$10.489142		$10.411098		$18.736365	$10.223513		$10.562974		$10.952490		$8.814252		$9.802583
Total Return *	6.39%	14.37%	27.84%		26.00%		16.00%	24.62%		12.44%		11.23%		11.67%		9.61%
Ratio of Expenses **	1.10%	1.10%	1.35%		1.35%		1.25%	1.35%		1.20%		1.25%		0.95%		1.35%

Period ended December 31, 2009

Unit Value	$17.924159	$14.231312	$8.204833		$8.262864		$16.152117	$8.203565		$9.394582		$9.846991		$7.893102		$8.943025
Total Return *	14.19%	44.70%	45.41%		32.18%		42.78%	38.45%		-1.36	%***	42.43%		33.84	%***	17.08%
Ratio of Expenses **	1.10%	1.10%	1.35%		1.35%		1.25%	1.35%		1.20%		1.25%		0.95%		1.35%

Period ended December 31, 2008

Unit Value	$15.696593	$9.834823	$5.642615		$6.251399		$11.312423	$5.925490		$6.699490		$6.913687		$6.305552		$7.638164
Total Return *	-0.70%	-31.51%	-47.13	%***	-40.54	%***	-47.87%	-24.16	%***	-30.46	%***	-30.28%		-40.02%		-27.58%
Ratio of Expenses **	1.10%	1.10%	1.35%		1.35%		1.25%	1.35%		1.25%		1.25%		1.35%		1.35%

Period ended December 31, 2007

Unit Value	$15.807122	$14.359995	n/a		n/a		$21.699183	n/a		$9.919737		$9.916389		$10.513413		$10.547354
Total Return *	7.06%	-2.19%	n/a		n/a		-6.80%	n/a		0.77	%***	-1.88	%***	3.16	%***	3.22	%***
Ratio of Expenses **	1.10%	1.10%	n/a		n/a		1.25%	n/a		1.35%		1.25%		1.35%		1.35%

Period ended December 31, 2006

Unit Value	$14.765246	$14.681915	n/a		n/a		$23.283251	n/a		n/a		n/a		n/a		n/a
Total Return *	2.34%	9.31%	n/a		n/a		11.63%	n/a		n/a		n/a		n/a		n/a
Ratio of Expenses **	1.10%	1.10%	n/a		n/a		1.25%	n/a		n/a		n/a		n/a		n/a

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.

Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.
***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a) Commencement of operations January 16, 2007.
(b) Commencement of operations December 3, 2007.
(c) Commencement of operations March 31, 2008.
(d) Commencement of operations October 6, 2008.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

				JNL/		JNL/
		JNL/	JNL/	PPM America	JNL/	Red Rocks		JNL/S&P	JNL/S&P	JNL/S&P
	JNL/PIMCO	PPM America	PPM America	Small Cap	PPM America	Listed		Competitive	Disciplined	Disciplined
	Total Return	High Yield	Mid Cap Value	Value	Value Equity	Private Equity	JNL/S&P 4	Advantage	Growth	Moderate
	Bond Portfolio	Bond Portfolio	Portfolio(c)	Portfolio(c)	Portfolio	Portfolio(d)	Portfolio(b)	Portfolio(b)	Portfolio(a)	Portfolio(a)

Portfolio data
Period ended December 31, 2010

Net Assets (in thousands)	$155,396	$38,138	$2,879	$2,589	$5,414	$5,977	$46,655	$5,117	$8,907	$23,777
Units Outstanding (in thousands)	8,812	2,558	276	250	395	588	4,471	474	1,036	2,449
Investment Income Ratio *	2.46%	7.46%	0.00%	0.22%	1.56%	0.29%	0.00%	0.58%	1.35%	1.19%

Period ended December 31, 2009

Net Assets (in thousands)	$95,964	$28,838	$770	$780	$3,170	$1,654	$35,257	$11,377	$5,843	$9,460
Units Outstanding (in thousands)	5,847	2,221	94	95	299	202	3,785	1,169	755	1,067
Investment Income Ratio *	3.55%	8.43%	0.79%	0.74%	5.57%	5.56%	1.29%	0.02%	3.62%	3.34%

Period ended December 31, 2008

Net Assets (in thousands)	$39,877	$11,560	$188	$166	$2,063	$238	$9,167	$2,164	$1,078	$2,187
Units Outstanding (in thousands)	2,782	1,306	33	27	305	40	1,374	315	172	288
Investment Income Ratio *	4.39%	8.74%	0.98%	0.49%	2.45%	0.99%	0.01%	1.26%	1.63%	1.42%

Period ended December 31, 2007

Net Assets (in thousands)	$34,092	$17,379	n/a	n/a	$4,475	n/a	$83	$2,620	$777	$980
Units Outstanding (in thousands)	2,361	1,328	n/a	n/a	358	n/a	8	264	74	93
Investment Income Ratio *	4.95%	8.09%	n/a	n/a	0.60%	n/a	0.00%	0.06%	0.00%	0.00%

Period ended December 31, 2006

Net Assets (in thousands)	$29,128	$18,079	n/a	n/a	$6,127	n/a	n/a	n/a	n/a	n/a
Units Outstanding (in thousands)	2,158	1,379	n/a	n/a	466	n/a	n/a	n/a	n/a	n/a
Investment Income Ratio *	0.30%	0.63%	n/a	n/a	0.00%	n/a	n/a	n/a	n/a	n/a

*
These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the portfolio received dividend income from the underlying mutual fund.

(a) Commencement of operations January 16, 2007.
(b) Commencement of operations December 3, 2007.
(c) Commencement of operations March 31, 2008.
(d) Commencement of operations October 6, 2008.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

	JNL/S&P		JNL/S&P				JNL/				JNL/
	Disciplined		Dividend				S&P Managed	JNL/	JNL/	JNL/	S&P Managed
	Moderate		Income		JNL/S&P		Aggressive	S&P Managed	S&P Managed	S&P Managed	Moderate	JNL/S&P		JNL/Select
	Growth		& Growth		Intrinsic Value		Growth	Conservative	Growth	Moderate	Growth	Total Yield		Balanced
	Portfolio(a)		Portfolio(b)		Portfolio(b)		Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio(b)		Portfolio

Highest expense ratio
Period ended December 31, 2010

Unit Value	$8.783516		$9.769767		$10.535984		$11.441106	$10.916993	$11.391867	$11.306591	$11.477855	$9.348699		$21.280258
Total Return *	10.54%		13.82	%***	11.41%		13.09%	5.57%	11.93%	7.95%	9.16%	3.18	%***	7.23%
Ratio of Expenses **	2.46%		2.56%		2.645%		3.47%	2.92%	3.67%	3.06%	3.62%	2.81%		3.30%

Period ended December 31, 2009

Unit Value	$7.946322		$8.495170		$9.457344		$10.116666	$10.340832	$10.177303	$10.474041	$10.514921	$8.799258		$19.845416
Total Return *	19.79%		20.47%		52.93%		26.58%	10.26%	23.45%	15.05%	19.07%	39.41%		15.80%
Ratio of Expenses **	2.46%		2.46%		2.645%		3.47%	2.92%	3.67%	3.06%	3.62%	2.46%		3.30%

Period ended December 31, 2008

Unit Value	$6.633553		$7.051872		$6.183952		$7.992469	$9.378612	$8.244253	$9.103785	$8.831129	$6.311926		$17.137028
Total Return *	-36.35%		-26.05	%***	-27.31	%***	-41.23%	-16.23%	-37.69%	-23.61%	-30.08%	-34.62	%***	-23.30%
Ratio of Expenses **	2.46%		2.46%		2.645%		3.47%	2.92%	3.67%	3.06%	3.62%	2.46%		3.30%

Period ended December 31, 2007

Unit Value	$10.421913		$9.761266		$9.914769		$13.600178	$11.196051	$13.230251	$11.918026	$12.630402	$10.060337		$22.342118
Total Return *	4.87	%***	0.21	%***	-0.85	%***	5.43%	3.22%	4.76%	4.47%	4.77%	0.60	%***	3.99%
Ratio of Expenses **	2.46%		1.96%		1.82%		3.47%	2.92%	3.67%	3.06%	3.62%	1.82%		3.30%

Period ended December 31, 2006

Unit Value	n/a		n/a		n/a		$12.900074	$10.846849	$12.628705	$11.408016	$12.055314	n/a		$21.485865
Total Return *	n/a		n/a		n/a		11.64%	4.75%	10.04%	7.07%	8.20%	n/a		9.98%
Ratio of Expenses **	n/a		n/a		n/a		3.47%	2.92%	3.67%	3.06%	3.62%	n/a		3.30%
*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.

Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.
***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a) Commencement of operations January 16, 2007.
(b) Commencement of operations December 3, 2007.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

	JNL/S&P		JNL/S&P				JNL/						JNL/
	Disciplined		Dividend				S&P Managed	JNL/		JNL/		JNL/	S&P Managed
	Moderate		Income		JNL/S&P		Aggressive	S&P Managed		S&P Managed		S&P Managed	Moderate	JNL/S&P		JNL/Select
	Growth		& Growth		Intrinsic Value		Growth	Conservative		Growth		Moderate	Growth	Total Yield		Balanced
	Portfolio(a)		Portfolio(b)		Portfolio(b)		Portfolio	Portfolio		Portfolio		Portfolio	Portfolio	Portfolio(b)		Portfolio

Lowest expense ratio
Period ended December 31, 2010

Unit Value	$9.177843		$10.141014		$10.967120		$15.182008	$12.153673		$15.602672		$12.658765	$15.521078	$9.808930		$29.551180
Total Return *	11.77%		16.66%		12.86%		15.63%	7.40%		14.73%		9.92%	11.78%	8.71%		9.51%
Ratio of Expenses **	1.35%		1.35%		1.35%		1.25%	1.20%		1.20%		1.25%	1.25%	1.25%		1.20%

Period ended December 31, 2009

Unit Value	$8.211421		$8.693155		$9.717690		$13.129751	$11.315908		$13.599063		$11.516303	$13.885882	$9.022914		$26.985943
Total Return *	21.13%		21.81%		54.93%		29.42%	15.33	%***	1.53	%***	17.15%	21.92%	41.11%		-0.06	%***
Ratio of Expenses **	1.35%		1.35%		1.35%		1.25%	1.20%		1.20%		1.25%	1.25%	1.25%		1.20%

Period ended December 31, 2008

Unit Value	$6.779177		$7.136553		$6.272336		$10.145138	$10.066931		$10.690473		$9.830150	$11.389116	$6.394459		$22.665125
Total Return *	-35.64%		-26.92%		-35.26	%***	-39.91%	-14.82%		-36.16%		-22.22%	-28.40%	-32.77	%***	-21.71%
Ratio of Expenses **	1.35%		1.35%		1.35%		1.25%	1.25%		1.25%		1.25%	1.25%	1.25%		1.25%

Period ended December 31, 2007

Unit Value	$10.533148		$9.765851		$9.917962		$16.884180	$11.818709		$16.745691		$12.638090	$15.907343	$10.063580		$28.949650
Total Return *	3.55	%***	-0.51	%***	-0.82	%***	7.81%	3.07	%***	7.34%		6.39%	7.30%	0.64	%***	6.15%
Ratio of Expenses **	1.35%		1.35%		1.40%		1.25%	1.25%		1.25%		1.25%	1.25%	1.40%		1.25%

Period ended December 31, 2006

Unit Value	n/a		n/a		n/a		$15.661481	$11.234342		$15.600037		$11.879071	$14.825502	n/a		$27.272162
Total Return *	n/a		n/a		n/a		14.13%	6.41%		12.73%		9.02%	10.78%	n/a		12.25%
Ratio of Expenses **	n/a		n/a		n/a		1.25%	1.35%		1.25%		1.25%	1.25%	n/a		1.25%

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.

Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.
***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a) Commencement of operations January 16, 2007.
(b) Commencement of operations December 3, 2007.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

	JNL/S&P	JNL/S&P		JNL/				JNL/
	Disciplined	Dividend		S&P Managed	JNL/	JNL/	JNL/	S&P Managed
	Moderate	Income	JNL/S&P	Aggressive	S&P Managed	S&P Managed	S&P Managed	Moderate	JNL/S&P	JNL/Select
	Growth	& Growth	Intrinsic Value	Growth	Conservative	Growth	Moderate	Growth	Total Yield	Balanced
	Portfolio(a)	Portfolio(b)	Portfolio(b)	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio(b)	Portfolio

Portfolio data
Period ended December 31, 2010

Net Assets (in thousands)	$24,630	$11,457	$4,508	$69,459	$88,159	$168,909	$146,451	$210,716	$1,933	$56,078
Units Outstanding (in thousands)	2,703	1,136	414	4,957	7,441	11,485	11,837	14,293	199	2,045
Investment Income Ratio *	1.28%	1.69%	0.77%	0.74%	2.92%	1.03%	2.20%	1.37%	1.09%	1.44%

Period ended December 31, 2009

Net Assets (in thousands)	$11,757	$3,914	$1,824	$53,254	$47,358	$122,493	$87,075	$129,482	$754	$30,956
Units Outstanding (in thousands)	1,443	453	189	4,404	4,287	9,602	7,740	9,880	84	1,261
Investment Income Ratio *	3.26%	0.04%	0.04%	2.48%	2.07%	2.27%	1.59%	0.83%	0.01%	3.09%

Period ended December 31, 2008

Net Assets (in thousands)	$2,967	$1,234	$214	$35,527	$29,567	$63,433	$43,694	$75,924	$4,842	$15,324
Units Outstanding (in thousands)	440	173	34	3,829	2,996	6,345	4,548	7,111	762	774
Investment Income Ratio *	1.45%	4.76%	2.56%	0.37%	4.28%	0.53%	3.86%	2.22%	4.10%	2.61%

Period ended December 31, 2007

Net Assets (in thousands)	$1,785	$124	$-	$67,327	$21,481	$108,086	$42,577	$113,848	$-	$17,515
Units Outstanding (in thousands)	170	13	-	4,383	1,848	6,946	3,436	7,642	-	724
Investment Income Ratio *	0.00%	0.08%	0.00%	1.89%	3.54%	1.72%	3.07%	2.20%	0.00%	2.63%

Period ended December 31, 2006

Net Assets (in thousands)	n/a	n/a	n/a	$66,027	$9,825	$93,895	$27,779	$92,695	n/a	$13,152
Units Outstanding (in thousands)	n/a	n/a	n/a	4,649	884	6,481	2,375	6,675	n/a	614
Investment Income Ratio *	n/a	n/a	n/a	0.09%	0.17%	0.11%	0.20%	0.14%	n/a	0.15%

*
These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the portfolio received dividend income from the underlying mutual fund.

(a) Commencement of operations January 16, 2007.
(b) Commencement of operations December 3, 2007.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

	JNL/Select	JNL/	JNL/T. Rowe	JNL/T. Rowe	JNL/T. Rowe		JNL/T. Rowe
	Money Market	Select Value	Price Established	Price Mid-Cap	Price Short-Term		Price Value
	Portfolio	Portfolio	Growth Portfolio	Growth Portfolio	Bond Portfolio(a)		Portfolio

Highest expense ratio
Period ended December 31, 2010

Unit Value	$9.984433	$16.682091	$20.082226	$32.621795	$9.873781		$11.685060
Total Return *	-3.01%	9.65%	12.18%	22.85%	-1.10	%***	11.80%
Ratio of Expenses **	3.06%	3.62%	4.00%	4.00%	2.81%		3.595%

Period ended December 31, 2009

Unit Value	$10.294710	$15.213383	$17.901009	$26.554492	$9.897810		$10.451914
Total Return *	-2.87%	19.57%	37.87%	41.08%	4.03	%***	32.25%
Ratio of Expenses **	3.06%	3.62%	4.00%	4.00%	2.72%		3.595%

Period ended December 31, 2008

Unit Value	$10.598972	$12.723152	$12.984192	$18.822510	$9.489982		$7.903368
Total Return *	-0.89%	-35.72%	-45.09%	-42.97%	-6.12	%***	-42.57%
Ratio of Expenses **	3.06%	3.62%	4.00%	4.00%	2.56%		3.595%

Period ended December 31, 2007

Unit Value	$10.693817	$19.791966	$23.645204	$33.007381	$10.370787		$13.761959
Total Return *	1.57%	3.99%	5.77%	12.60%	2.25%		-2.73%
Ratio of Expenses **	3.06%	3.62%	4.00%	4.00%	2.47%		3.595%

Period ended December 31, 2006

Unit Value	$10.528457	$19.031960	$22.354247	$29.314299	$10.142734		$14.148551
Total Return *	1.37%	16.63%	9.25%	2.62%	1.78	%***	15.79%
Ratio of Expenses **	3.06%	3.62%	4.00%	4.00%	2.47%		3.595%

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.

Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.
***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a) Commencement of operations May 1, 2006.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

				JNL/T. Rowe		JNL/T. Rowe
				Price	JNL/T. Rowe	Price Short-
	JNL/Select		JNL/	Established	Price Mid-Cap	Term		JNL/T. Rowe
	Money Market		Select Value	Growth	Growth	Bond		Price Value
	Portfolio		Portfolio	Portfolio	Portfolio	Portfolio(a)		Portfolio

Lowest expense ratio
Period ended December 31, 2010

Unit Value	$13.354786		$20.539277	$31.605518	$51.340354	$10.620291		$15.249172
Total Return *	-1.19%		12.45%	15.49%	26.46%	1.66%		14.62%
Ratio of Expenses **	1.20%		1.10%	1.10%	1.10%	1.25%		1.10%

Period ended December 31, 2009

Unit Value	$13.516004		$18.264828	$27.367367	$40.596956	$10.447023		$13.303769
Total Return *	-1.05%		22.62%	41.92%	45.23%	6.30%		35.59%
Ratio of Expenses **	1.20%		1.10%	1.10%	1.10%	1.25%		1.10%

Period ended December 31, 2008

Unit Value	$13.658998		$14.894958	$19.283022	$27.953583	$9.827941		$9.811921
Total Return *	0.97%		-34.07%	-43.47%	-41.30%	-8.05	%***	-41.12%
Ratio of Expenses **	1.20%		1.10%	1.10%	1.10%	1.25%		1.10%

Period ended December 31, 2007

Unit Value	$13.527246		$22.593750	$34.112058	$47.618487	$10.566167		$16.664255
Total Return *	0.24	%***	6.66%	8.90%	15.93%	3.41%		-0.26%
Ratio of Expenses **	1.20%		1.10%	1.10%	1.10%	1.35%		1.10%

Period ended December 31, 2006

Unit Value	$12.999350		$21.182543	$31.322792	$41.075162	$10.218127		$16.707908
Total Return *	3.24%		19.60%	12.46%	5.63%	2.14	%***	18.71%
Ratio of Expenses **	1.25%		1.10%	1.10%	1.10%	1.35%		1.10%

*
Total return for period indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for portfolios with no investment activity at period end is calculated based on the total return of the underlying mutual fund less expenses that are charged directly to the Separate Account.

**
Annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.

Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.
***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a) Commencement of operations May 1, 2006.

JNLNY Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

			JNL/T. Rowe		JNL/T. Rowe
			Price	JNL/T. Rowe	Price Short-
	JNL/Select	JNL/	Established	Price Mid-Cap	Term	JNL/T. Rowe
	Money Market	Select Value	Growth	Growth	Bond	Price Value
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio(a)	Portfolio

Portfolio data
Period ended December 31, 2010

Net Assets (in thousands)	$25,381	$19,319	$54,174	$68,198	$13,770	$30,599
Units Outstanding (in thousands)	2,031	984	2,000	1,490	1,320	2,126
Investment Income Ratio *	0.00%	1.03%	0.04%	0.19%	1.46%	1.04%

Period ended December 31, 2009

Net Assets (in thousands)	$24,500	$13,294	$38,909	$43,237	$7,691	$24,491
Units Outstanding (in thousands)	1,961	760	1,719	1,215	749	1,943
Investment Income Ratio *	0.16%	1.79%	0.32%	0.00%	4.06%	1.66%

Period ended December 31, 2008

Net Assets (in thousands)	$34,271	$8,649	$20,911	$20,335	$3,960	$17,289
Units Outstanding (in thousands)	2,740	607	1,395	868	409	1,856
Investment Income Ratio *	2.12%	0.03%	0.09%	0.00%	4.34%	1.90%

Period ended December 31, 2007

Net Assets (in thousands)	$23,711	$13,501	$37,429	$39,876	$3,611	$31,075
Units Outstanding (in thousands)	1,916	621	1,503	1,025	344	1,965
Investment Income Ratio *	4.63%	4.05%	1.05%	1.76%	3.54%	2.18%

Period ended December 31, 2006

Net Assets (in thousands)	$15,513	$7,631	$24,645	$27,847	$1,443	$28,660
Units Outstanding (in thousands)	1,309	372	1,060	893	142	1,804
Investment Income Ratio *	0.41%	0.15%	0.06%	0.11%	0.00%	0.22%

*
These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the portfolio received dividend income from the underlying mutual fund.

(a) Commencement of operations May 1, 2006.

Independent Auditors’ Report

The Board of Directors of Jackson National Life Insurance Company of New York and
Contract Owners of JNLNY Separate Account I:

We have audited the accompanying statements of assets and liabilities of each of the sub-accounts within JNLNY Separate Account I (Separate Account) as set forth herein as of December 31, 2010, and the related statements of operations for the year or period then ended, the statements of changes in net assets for each of the years or periods in the two year period then ended, and the financial highlights for each of the years or periods in the five year period then ended. These financial statements and financial highlights are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2010, by correspondence with the transfer agent of the underlying mutual fund. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each sub-account within JNLNY Separate Account I as set forth herein as of December 31, 2010, the results of their operations for the year or period then ended, the changes in their net assets for each of the years or periods in the two year period then ended, and the financial highlights for each of the years or periods in the five year period then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

March 1, 2011

Jackson National Life Insurance Company of New York

Index to Financial Statements
December 31, 2010

__________________________________________________________________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Jackson National Life Insurance Company of New York:

We have audited the accompanying balance sheets of Jackson National Life Insurance Company of New York (the Company) as of December 31, 2010 and 2009, and the related income statements and statements of stockholder’s equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson National Life Insurance Company of New York as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Company has changed its method of evaluating other-than-temporary impairments of debt securities due to the adoption of FASB Staff Position FAS No. 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (included in FASB ASC Topic 320, Investments-Debt and Equity Securities), as of January 1, 2009.

/s/ KPMG LLP

Chicago, Illinois
March 14, 2011

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Financial Statements

Balance Sheets
(In thousands, except per share information)

	December 31,
Assets	2010	2009
Investments:
Cash and short-term investments	$88,587	$98,726
Investments available for sale, at fair value:
Fixed maturities (amortized cost: 2010, $1,531,774; 2009, $1,394,883)	1,587,407	1,368,403
Trading securities, at fair value	431	2,141
Policy loans	262	240
Total investments	1,676,687	1,469,510

Accrued investment income	16,523	15,557
Deferred acquisition costs	224,796	214,332
Deferred sales inducements	12,526	14,085
Reinsurance recoverable	32,300	38,649
Income taxes receivable from Parent	65,478	58,752
Receivable from Parent	2,858	1,644
Separate account assets	2,848,302	1,898,571
Total assets	$4,879,470	$3,711,100

Liabilities and Stockholder's Equity
Liabilities
Policy reserves and liabilities:
Reserves for future policy benefits and claims payable	$54,027	$53,568
Deposits on investment contracts	1,482,795	1,338,871
Securities lending payable	9,613	1,097
Deferred income taxes	35,350	20,498
Other liabilities	17,451	18,464
Separate account liabilities	2,848,302	1,898,571
Total liabilities	4,447,538	3,331,069

Stockholder's Equity
Common stock, $1,000 par value; 2,000 shares
authorized, issued and outstanding	2,000	2,000
Additional paid-in capital	256,000	256,000
Accumulated other comprehensive income (loss), net
of tax of $2,836 in 2010 and $(11,906) in 2009	26,898	(480))
Retained earnings	147,034	122,511
Total stockholder's equity	431,932	380,031
Total liabilities and stockholder's equity	$4,879,470	$3,711,100

See accompanying notes to financial statements.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Financial Statements

Income Statements
(In thousands)

	Years Ended December 31,
	2010	2009	2008
Revenues
Premiums, net of reinsurance	$(7,855)	$(7,641)	$(47,806)
Net investment income	85,696	81,025	78,535
Net realized losses on investments:
Total other-than-temporary impairments	(17,261)	(44,400)	(32,260)
Portion of other-than-temporary impairments included in
other comprehensive income	7,556	16,002	-
Net other-than-temporary impairments	(9,705)	(28,398)	(32,260)
Other investment (losses) gains	(6,341)	11,859	(7,131)
Total net realized losses on investments	(16,046)	(16,539)	(39,391)
Fee income	59,419	36,864	36,689
Other income (expense)	155	177	(853)
Total revenues	121,369	93,886	27,174

Benefits and Expenses
Policyholder benefits	9,341	12,625	4,600
Interest credited on deposit liabilities	40,921	44,098	44,898
Change in reserves, net of reinsurance recoverables	1,433	(3,535)	856
Commissions	72,715	52,221	31,291
General and administrative expenses	9,911	8,525	6,804
Taxes, licenses and fees	3,660	3,729	953
Deferral of acquisition costs	(67,014)	(49,272)	(29,646)
Deferral of sales inducements	(5,065)	(4,868)	(3,029)
Amortization of deferred acquisition costs:
Attributable to operations	23,319	25,278	16,544
Attributable to net realized losses on investments	(3,375)	(3,191)	(13,482)
Amortization of deferred sales inducements:
Attributable to operations	3,518	4,180	2,067
Attributable to net realized gains (losses) on investments	(272)	(285)	5,530
Total benefits and expenses	89,092	89,505	67,386
Pretax income (loss)	32,277	4,381	(40,212)
Income tax expense (benefit)	7,754	117	(75,560)
Net income	$24,523	$4,264	$35,348

See accompanying notes to financial statements.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Financial Statements

Statements of Stockholder's Equity and Comprehensive Income
(In thousands)

			Accumulated
		Additional	other		Total
	Common	paid-in	comprehensive	Retained	stockholder's
	stock	capital	income (loss)	earnings	equity
Balances as of December 31, 2007	$2,000	$141,000	$(2,872)	$80,529	$220,657
Comprehensive income:
Net income				35,348	35,348
Net unrealized losses
on securities not other-than-
temporarily impaired, net
of tax benefit of $26,045			(48,901)		(48,901)
Reclassification adjustment
for losses included
in net income, net of tax
of $7,398			13,736		13,736
Total comprehensive income (loss)			(35,165)	35,348	183
Capital contribution		40,000			40,000
Balances as of December 31, 2008	$2,000	$181,000	$(38,037)	$115,877	$260,840

Comprehensive income:
Net income				4,264	4,264
Net unrealized gains
on securities not other-than-
temporarily impaired, net
of tax of $7,868			38,797		38,797
Net unrealized losses on other-than-
temporarily impaired securities,
net of tax benefit of $4,424			(8,215)		(8,215)
Reclassification adjustment
for losses included
in net income, net of tax
of $5,031			9,345		9,345
Total comprehensive income			39,927	4,264	44,191
Capital contribution		75,000			75,000
Cumulative effect of change in
accounting, net of DAC			(2,370)	2,370	-
Balances as of December 31, 2009	$2,000	$256,000	$(480)	$122,511	$380,031

Comprehensive income:
Net income				24,523	24,523
Net unrealized gains
on securities not other-than-
temporarily impaired, net
of tax of $13,874			25,764		25,764
Net unrealized losses on other-than-
temporarily impaired securities,
net of tax benefit of $2,044			(3,795)		(3,795)
Reclassification adjustment
for losses included
in net income, net of tax
of $2,912			5,409		5,409
Total comprehensive income			27,378	24,523	51,901
Balances as of December 31, 2010	$2,000	$256,000	$26,898	$147,034	$431,932

See accompanying notes to financial statements.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Financial Statements

Statements of Cash Flows
(In thousands)

	Years Ended December 31,
	2010	2009	2008
Cash flows from operating activities:
Net income	$24,523	$4,264	$35,348
Adjustments to reconcile net income to
net cash provided by operating activities:
Net realized losses on investments	16,046	16,539	39,391
Interest credited on deposit liabilities	40,921	44,098	44,898
Amortization of discount and premium on investments	459	610	785
Deferred income tax provision	109	(9,207)	27,419
Change in:
Accrued investment income	(966)	(794)	1,027
Deferred sales inducements and acquisition costs	(48,890)	(28,158)	(22,016)
Trading portfolio activity, net	1,710	832	-
Income taxes (receivable from) payable to Parent	(6,726)	43,222	(103,086)
Claims payable	5,454	4,054	(7,132)
(Payable to) receivable from Parent	(1,214)	(49,034)	47,784
Other assets and liabilities, net	(459)	2,903	19,134
Net cash provided by operating activities	30,967	29,329	83,552

Cash flows from investing activities:
Fixed maturities and equities available for sale:
Proceeds from sales	233,634	292,030	226,750
Principal repayments, maturities, calls
and redemptions	90,731	81,991	57,082
Purchases	(476,419)	(533,240)	(308,825)
Other investing activities	8,494	(5,181)	(3,633)
Net cash used in investing activities	(143,560)	(164,400)	(28,626)

Cash flows from financing activities:
Policyholders' account balances:
Deposits	1,071,851	792,246	458,829
Withdrawals	(302,015)	(376,665)	(357,034)
Net transfers to separate accounts	(667,382)	(416,393)	(131,428)
Capital contribution	-	75,000	40,000
Net cash provided by financing activities	102,454	74,188	10,367

Net (decrease) increase in cash and short-term
investments	(10,139)	(60,883)	65,293

Cash and short-term investments, beginning of year	98,726	159,609	94,316
Cash and short-term investments, end of year	$88,587	$98,726	$159,609

See accompanying notes to financial statements.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

1.   Nature of Operations
Jackson National Life Insurance Company of New York, (the “Company” or “Jackson-NY”) is wholly owned by Jackson National Life Insurance Company (“Jackson” or the “Parent”), a wholly owned subsidiary of Brooke Life Insurance Company (“Brooke Life”), which is ultimately a wholly owned subsidiary of Prudential plc (“Prudential”), London, England.  Jackson-NY is licensed to sell group and individual annuity products (including immediate annuities, deferred fixed annuities and variable annuities), guaranteed investment contracts and individual life insurance products, including variable universal life, in the states of New York, Delaware and Michigan.

2.   Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

The preparation of the financial statements in conformity with GAAP requires the use of estimates and assumptions about future events that affect the amounts reported in the financial statements and the accompanying notes.  Significant estimates or assumptions, as further discussed in the notes, include: 1) valuation of investments, including fair values of securities deemed to be in an illiquid market and the determination of when an impairment is other-than-temporary; 2) assumptions impacting future gross profits, including lapse and mortality rates, expenses, investment returns and policy crediting rates, used in the calculation of amortization of deferred acquisition costs and deferred sales inducements; 3) assumptions used in calculating policy reserves and liabilities, including lapse and mortality rates, expenses and investment returns; 4) assumptions as to future earnings levels being sufficient to realize deferred tax benefits; 5) estimates related to liabilities for lawsuits and the liability for state guaranty fund assessments; and 6) assumptions and estimates associated with the Company’s tax positions which impact the amount of recognized tax benefits recorded by the Company.  These estimates and assumptions are based on management’s best estimates and judgments.  Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors deemed appropriate.  As facts and circumstances dictate, these estimates and assumptions may be adjusted.  Since future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.  Changes in those estimates, including those resulting from continuing changes in the economic environment, will be reflected in the financial statements in the periods the estimates are changed.

Changes in Accounting Principles – Adopted in Current Year
On January 1, 2010, the Company adopted Accounting Standards Update No. 2009-16, “Accounting for Transfers of Financial Assets” (“ASU 2009-16”).  This accounting guidance amends the current guidance on transfers of financial assets by eliminating the qualifying special-purpose entity (“QSPE”) concept, providing certain conditions that must be met to qualify for sale accounting, changing the amount of gain or loss recognized on certain transfers and requiring additional disclosures.  ASU 2009-16 did not have an impact on the Company’s financial statements.

On January 1, 2010, the Company adopted ASU 2010-10, “Amendment for Certain Investment Funds,” which provides accounting guidance for determining which enterprise, if any, has a controlling financial interest in a variable interest entity (“VIE”) and requires additional disclosures regarding a company’s involvement in VIEs.  ASU 2010-10 did not have an impact on the Company’s financial statements.

Changes in Accounting Principles – Adopted in Prior Years
On January 1, 2009, the Company adopted Accounting Standards Codification (“ASC”) 320-10-65, “Debt and Equity Securities – Transition and Open Effective Date Information” (previously FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”).  ASC 320-10-65 requires entities to separate an other-than-temporary impairment of a debt security into two components when there are credit related losses associated with the impaired debt security for which management believes it does not have the intent to sell the security and is not more likely than not to be required to sell the security before recovery of its amortized cost

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

2.   Summary of Significant Accounting Policies (continued)

basis.  The difference between the fair value and the amortized cost of the security is presented as an other-than-temporary impairment charge within earnings, with an offset for any non-credit related loss component of the charge to be recognized in other comprehensive income.  ASC 320-10-65 required companies to record, as of the period of adoption, a cumulative effect adjustment to reclassify the non-credit portion of a previously recognized other-than-temporary impairment from retained earnings to other comprehensive income, if, as of the date of adoption, the company did not intend to sell the security before anticipated recovery of its amortized cost basis.  Upon adoption, the Company transferred $5.7 million ($2.4 million net of deferred acquisition costs and sales inducements) of non-credit related impairments from retained earnings to other comprehensive income.

Changes in Accounting Principles – Not Yet Fully Adopted
In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements,” which requires additional disclosures related to transfers between Levels 1 and 2 and for fair value measurement activity in Level 3.  Additional information to be provided will include purchases, sales, issuances, and settlements on a gross basis.  This ASU also clarifies certain other existing disclosure requirements including the level of disaggregation and disclosures around inputs and valuation techniques.  The accounting guidance for new disclosures and clarification of existing disclosures is effective for periods beginning after December 15, 2009.  The additional disclosures related to activity in Level 3 are effective for fiscal years beginning after December 15, 2010.  As required, the additional disclosures effective for periods beginning after December 15, 2009, are included herein.  The remaining required disclosures, effective for fiscal years beginning after December 15, 2010, will be included in the Company’s financial statements for the year ending December 31, 2011.

In April 2010, the FASB issued ASU No. 2010-15, “How Investments Held through Separate Accounts Affect an Insurer’s Consolidation Analysis of Those Investments.” This guidance clarifies that an insurance entity should not consider any separate account interests held for the benefit of policyholders in an investment to be the insurer’s interests and should not combine those interests with its general account interest in the same investment when assessing the investment for consolidation, unless the separate account interests are held for the benefit of a related policyholder, as defined in the Variable Interest Entities Subsections of Subtopic 810-10 and those Subsections require the consideration of related parties.  This accounting guidance will be effective on January 1, 2011, and is not expected to impact the Company’s financial statements.

In October 2010, the FASB issued ASU No. 2010-26, “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts.” ASU 2010-26 clarifies which costs related to the acquisition or renewal of insurance contracts can be deferred by insurance entities.  The guidance also specifies that only costs directly related to the successful acquisition of new or renewal contracts can be capitalized.  All other acquisition related costs should be expensed as incurred.  This accounting guidance will be effective on January 1, 2012 and can be applied either prospectively or retrospectively.  Jackson-NY has not yet determined the impact this guidance will have on the Company’s financial statements upon adoption.

Comprehensive Income (Loss)
Comprehensive income (loss) includes all changes in stockholder’s equity (except those arising from transactions with owners/stockholders) and, in the Company’s case, includes net income and net unrealized gains or losses on available for sale securities.

Investments
Cash and short-term investments, which primarily include high quality, non-asset-backed commercial paper and money market instruments, are carried at cost or amortized cost.  These investments have original maturities of three months or less and are considered cash equivalents for reporting cash flows.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

2.   Summary of Significant Accounting Policies (continued)

Fixed maturities consist primarily of bonds and asset-backed securities. Acquisition discounts and premiums on fixed maturities are amortized into investment income through call or maturity dates using the effective interest method.  Discounts and premiums on asset-backed securities are amortized over the estimated redemption period.  Certain asset-backed securities are considered to be other than high quality or otherwise deemed to be high-risk, meaning the Company might not recover substantially all of its recorded investment due to unanticipated prepayment events.  For these securities, changes in investment yields due to changes in estimated future cash flows are accounted for on a prospective basis.  The carrying value of such securities was $33.2 million and $26.9 million at December 31, 2010 and 2009, respectively.

All fixed maturities are classified as available for sale and are carried at fair value.  Effective January 1, 2009, for declines in fair value considered to be other-than-temporary, an impairment charge reflecting the difference between the amortized cost basis and fair value is included in net realized losses on investments.  If management believes the Company does not intend to sell the security and is not more likely than not to be required to sell the security prior to recovery of its amortized cost basis, an amount representing the non-credit related portion of a loss is reclassified out of net realized losses on investments and into other comprehensive income.  In determining whether an other-than-temporary impairment has occurred, and in calculating the non-credit related component of the total impairment loss, the Company considers a number of factors, which are further detailed in Note 4.  For periods prior to January 1, 2009, Jackson-NY recognized an other-than-temporary impairment when the Company did not expect full recovery of amortized cost or did not have the intent and ability to hold a security to recovery and impairment losses were recognized in net realized losses on investments for the full difference between fair value and amortized cost.

During 2009, the Company transferred its equity holdings, consisting of common stocks and preferred stocks, from available for sale to a trading portfolio and recognized a loss of $1.1 million.  At December 31, 2010 and 2009, all equity holdings were classified as trading.  Trading securities are carried at fair value with changes in value included in net investment income.

Policy loans are carried at the unpaid principal balances.

Realized gains and losses on the sale of investments are recognized in net income at the date of sale and are determined using the specific cost identification method.

The changes in unrealized gains and losses on investments which are classified as available for sale, net of tax and the effect of the adjustment for deferred acquisition costs and deferred sales inducements, and beginning in 2009, the non-credit related portion of other-than-temporary impairment charges, are excluded from net income and included as a component of other comprehensive income and stockholder’s equity.

Embedded Derivatives
Certain guarantees offered in connection with variable annuities issued by the Company, contain embedded derivatives as defined by ASC 815-15.  These derivatives, embedded in certain host liabilities that have been separated for accounting and financial reporting purposes, are carried at fair value.  Embedded derivative results are reported in change in reserves.

Deferred Acquisition Costs
Certain costs of acquiring new business, principally commissions and certain costs associated with policy issuance and underwriting, which vary with and are primarily related to the production of new business, are capitalized as deferred acquisition costs.  Deferred acquisition costs are increased by interest thereon and amortized in proportion to anticipated premium revenues for traditional life policies and in proportion to estimated gross profits for annuities and interest-sensitive life products.  Unamortized deferred acquisition costs are written off when a contract is internally replaced and substantially changed.  A review of assumptions used for estimating future gross profits

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

2.   Summary of Significant Accounting Policies (continued)

underlying the amortization of deferred acquisition costs is conducted on an annual basis.  Based on results of the annual review, the deferred acquisition cost balance is adjusted, with an offsetting credit or charge to amortization expense.

As fixed maturities available for sale are carried at fair value, an adjustment is made to deferred acquisition costs equal to the change in amortization that would have occurred if such securities had been sold at their stated fair value and the proceeds reinvested at current yields.  This adjustment, along with the change in fair value of fixed maturities available for sale, net of applicable tax, is credited or charged directly to stockholder’s equity as a component of other comprehensive income.  Deferred acquisition costs have been decreased by $23.8 million and increased by $12.9 million at December 31, 2010 and 2009, respectively, to reflect this adjustment.  Effective January 1, 2009, in connection with the adoption of amended accounting guidance, Jackson-NY reclassified $3.1 million of deferred acquisition costs amortization from retained earnings to accumulated other comprehensive income.

For variable annuity business, the Company employs a mean reversion methodology that is applied with the objective of adjusting the amortization of deferred acquisition costs that would otherwise be highly volatile due to fluctuations in the level of future gross profits arising from changes in equity market levels.  The mean reversion methodology achieves this objective by applying a dynamic adjustment to the level of expectations of short-term future investment returns. Under the methodology, the projected returns for the next five years are set such that, when combined with the actual returns for the current and preceding two years, the average rate of return over the eight year period is 8.4%, after investment management fees. The mean reversion methodology does, however, include a cap and a floor of 15% and 0% per annum, respectively, on the projected return for each of the next five years. Projected returns after the next five years are set at 8.4%. At December 31, 2010 and 2009, future projected returns were capped at the 15% level.

Deferred Sales Inducements
Bonus interest on single premium deferred annuities and contract enhancements on variable annuities are capitalized as deferred sales inducements.  Deferred sales inducements are increased by interest thereon and amortized in proportion to estimated gross profits.  Unamortized deferred sales inducements are written off when a contract is internally replaced and substantially changed.  A review of assumptions used for estimating future gross profits underlying the amortization of deferred sales inducements is conducted on an annual basis.  Based on results of the annual review, the deferred sales inducement balance is adjusted, with an offsetting credit or charge to amortization expense.  As fixed maturities available for sale are carried at fair value, an adjustment is made to deferred sales inducements equal to the change in amortization that would have occurred if such securities had been sold at their stated fair value and the proceeds reinvested at current yields.  This adjustment, along with the change in fair value of fixed maturities available for sale, net of applicable tax, is credited or charged directly to stockholder’s equity as a component of other comprehensive income.  Deferred sales inducements have been decreased by $2.1 million and increased by $1.2 million at December 31, 2010 and 2009, respectively, to reflect this adjustment.  Effective January 1, 2009, in connection with the adoption of FSP 115-2, Jackson-NY reclassified $0.2 million of deferred sales inducements from retained earnings to accumulated other comprehensive income.

Federal Income Taxes
The Company files a consolidated federal income tax return with Jackson and Brooke Life.  The Company has entered into a written tax sharing agreement, which is generally based on separate return calculations.  Intercompany balances are settled on a quarterly basis.  The Company is generally no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2007.

Deferred federal income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes.  Such temporary differences are principally related to the effects of recording certain invested assets at market value, the

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

2.   Summary of Significant Accounting Policies (continued)

deferral of policy acquisition costs and sales inducements and the provisions for future policy benefits and expenses.  Deferred tax assets and liabilities are measured using the tax rates expected to be in effect when such benefits are realized.  In accordance with GAAP, Jackson-NY is required to test the value of deferred tax assets for realizability.  Deferred tax assets are reduced by a valuation allowance if, based on the weight of available positive and negative evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.  In determining the need for a valuation allowance, the Company considers the carryback capacity of losses, reversal of existing temporary differences, estimated future taxable income and tax planning strategies.

The determination of the valuation allowance for Jackson-NY’s deferred tax assets requires management to make certain judgments and assumptions regarding future operations that are based on historical experience and expectations of future performance.  In order to recognize a tax benefit in the financial statements, there must be a greater than 50 percent chance of success with the relevant taxing authority with regard to that tax position.  Management’s judgments are potentially subject to change given the inherent uncertainty in predicting future performance, which is impacted by such factors as policyholder behavior, competitor pricing and other specific industry and market conditions.

The Company recognizes accrued interest and penalties, if any, related to unrecognized tax benefits as a component of tax expense.  At December 31, 2010 and 2009, the Company had no unrecognized tax benefits.

Policy Reserves and Liabilities
Reserves for future policy benefits:
For traditional life insurance contracts, reserves for future policy benefits are determined using the net level premium method and assumptions as of the issue date or acquisition date as to mortality, interest, persistency and expenses plus provisions for adverse deviations.  Mortality assumptions range from 25% to 160% of the 1975-1980 Basic Select and Ultimate tables depending on policy duration.  Interest rate assumptions range from 4% to 6%.  Lapse and expense assumptions are based on studies of the Company’s experience in combination with that of the Parent.

Deposits on investment contracts:
For the Company’s interest-sensitive life contracts, liabilities approximate the policyholder’s account value.  For deferred annuities and the fixed option on variable annuity contracts, the liability is the policyholder’s account value.

Separate Account Assets and Liabilities
The assets and liabilities associated with individual variable life and annuity contracts, which aggregated $2,848.3 million and $1,898.6 million at December 31, 2010 and 2009, respectively, are segregated in separate accounts.  The Company receives fees for assuming mortality and expense risks and other administrative fees related to the issuance and maintenance of the contracts.  Such fees are recorded as earned and are included in fee income.

Revenue and Expense Recognition
Premiums for traditional life insurance are reported as revenues when due.  Benefits, claims and expenses are associated with earned revenues in order to recognize profit over the lives of the contracts.  This association is accomplished through provisions for future policy benefits and the deferral and amortization of acquisition costs.

Deposits on interest-sensitive life products and investment contracts, principally universal and variable universal life contracts and deferred annuities, are treated as policyholder deposits and excluded from revenue.  Revenues consist primarily of investment income and charges assessed against the policyholder’s account value for mortality charges, surrenders, variable annuity benefit guarantees and administrative expenses. Surrender benefits are treated as repayments of the policyholder account.  Annuity benefit payments are treated as reductions to the policyholder account.  Death benefits in excess of the policyholder account are recognized as an expense when incurred.  Expenses consist primarily of the interest credited to policyholder deposits.  Underwriting and other acquisition

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

2.   Summary of Significant Accounting Policies (continued)

expenses are associated with gross profit in order to recognize profit over the life of the business.  This is accomplished through deferral and amortization of acquisition costs and sales inducements.  Expenses not related to policy acquisition are recognized as incurred.

Investment income is not accrued on securities in default and otherwise where the collection is uncertain.  Receipts of interest on such securities are generally used to reduce the cost basis of the securities.

Subsequent Events
The Company has evaluated events through March 14, 2011, which is the date the financial statements were available to be issued.

3.   Fair Value Measurements

The following chart summarizes the fair value and carrying value of Jackson-NY’s financial instruments (in thousands).  The basis for determining the fair value of each instrument is also described below.

	December 31, 2010		December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Cash and short-term investments	$88,587	$88,587	$98,726	$98,726
Fixed maturities	1,587,407	1,587,407	1,368,403	1,368,403
Trading securities	431	431	2,141	2,141
Policy loans	262	194	240	177
GMIB reinsurance recoverable	6,980	6,980	7,754	7,754
Separate account assets	2,848,302	2,848,302	1,898,571	1,898,571

Liabilities
Annuity reserves (1)	$1,460,957	$1,135,117	$1,337,169	$1,134,415
Separate account liabilities	2,848,302	2,848,302	1,898,571	1,898,571

(1) - Annuity reserves represent only the components of deposits on investment contracts that are considered to be financial instruments and includes the applicable guaranteed benefit liabilities.

Fair value measurements are based upon observable and unobservable inputs.  Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s view of market assumptions in the absence of observable market information.  Jackson-NY utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  All assets and liabilities measured at fair value are required to be classified into one of the following categories:

Level 1
Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.  Level 1 securities include U.S. Treasury securities and exchange traded equity securities.

Level 2
Observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities.  Most debt securities and preferred stocks that are model priced using observable inputs are classified within Level 2.

Level 3
Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). Embedded derivative instruments that are valued using unobservable inputs are included in Level 3.  Because Level 3 fair values, by their nature, contain unobservable market inputs, considerable judgment may be used to determine the Level 3 fair values. Level 3 fair values represent the Company’s best estimate of an amount that could be realized in a current market exchange absent actual market exchanges.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

3.   Fair Value Measurements (continued)

In many situations, inputs used to measure the fair value of an asset or liability may fall into different levels of the fair value hierarchy. In these situations, the Company will determine the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value. As a result, both observable and unobservable inputs may be used in the determination of fair values that the Company has classified within Level 3.

The Company determines the fair values of certain financial assets and liabilities based on quoted market prices, where available. The Company may also determine fair value based on estimated future cash flows discounted at the appropriate current market rate.  When appropriate, fair values reflect adjustments for counterparty credit quality, the Company’s credit standing, liquidity and risk margins on unobservable inputs.

Where quoted market prices are not available, fair value estimates are made at a point in time, based on relevant market data, as well as the best information about the individual financial instrument.  At times, illiquid market conditions may result in inactive markets for certain of the Company’s financial instruments.  In such instances, there is generally no or limited observable market data for these assets and liabilities.  Fair value estimates for financial instruments deemed to be in an illiquid market are based on judgments regarding current economic conditions, liquidity discounts, currency, credit and interest rate risks, loss experience and other factors.  These fair values are estimates and involve considerable uncertainty and variability as a result of the inputs selected and may differ materially from the values that would have been used had an active market existed.  As a result of market inactivity, such calculated fair value estimates may not be realizable in an immediate sale or settlement of the instrument.  In addition, changes in the underlying assumptions used in the fair value measurement technique could significantly affect these fair value estimates.

The following is a discussion of the methodologies used to determine fair values of the financial instruments listed in the above table.

Fixed Maturity and Equity Securities
The fair values for fixed maturity and equity securities are determined by management using information available from independent pricing services, broker-dealer quotes, or internally derived estimates. Priority is given to publicly available prices from independent sources, when available.  Securities for which the independent pricing service does not provide a quotation are either submitted to independent broker-dealers for prices or priced internally. Typical inputs used by these three pricing methods include, but are not limited to, reported trades, benchmark yields, credit spreads, liquidity premiums, and/or estimated cash flows based on default and prepayment assumptions.

As a result of typical trading volumes and the lack of specific quoted market prices for most fixed maturities, independent pricing services will normally derive the security prices through recently reported trades for identical or similar securities, making adjustments through the reporting date based upon available market observable information as outlined above. If there are no recently reported trades, the independent pricing services and brokers may use matrix or pricing model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at relevant market rates.  Certain securities are priced using broker-dealer quotes, which may utilize proprietary inputs and models.  Additionally, the majority of these quotes are non-binding.

Included in the pricing of asset-backed securities are estimates of the rate of future prepayments of principal over the remaining life of the securities. Such estimates are derived based on the characteristics of the underlying structure and prepayment assumptions believed to be relevant for the underlying collateral.  Actual prepayment experience may vary from these estimates.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

3.    Fair Value Measurements (continued)

Internally derived estimates may be used to develop a fair value for securities for which the Company is unable to obtain either a reliable price from an independent pricing service or a suitable broker-dealer quote. These estimates may incorporate Level 2 and Level 3 inputs and are generally derived using expected future cash flows, discounted at market interest rates available from market sources based on the credit quality and duration of the instrument to determine fair value.  For securities that may not be reliably priced using these internally developed pricing models, a fair value may be estimated using indicative market prices.  These prices are indicative of an exit price, but the assumptions used to establish the fair value may not be observable or corroborated by market observable information, and, therefore, are considered to be Level 3 inputs.

The Company performs a monthly analysis on the prices and credit spreads received from third parties to ensure that the prices represent a reasonable estimate of the fair value.  This process involves quantitative and qualitative analysis and is overseen by investment and accounting professionals.  Examples of procedures performed include, but are not limited to, initial and on-going review of third party pricing service methodologies, review of pricing statistics and trends, back testing recent trades and monitoring of trading volumes.  In addition, the Company considers whether prices received from independent brokers represent a reasonable estimate of fair value through the use of internal and external cash flow models, which are developed based on spreads and, when available, market indices.  As a result of this analysis, if the Company determines there is a more appropriate fair value based upon the available market data, the price received from the third party may be adjusted accordingly.

For those securities that were internally valued at December 31, 2010 and 2009, an internally developed model was used to determine the fair value.  The pricing model used by the Company utilizes current spread levels of similarly rated securities to determine the  market discount rate for the security.  Furthermore, appropriate risk premiums for illiquidity and non-performance are incorporated  in the discount rate.  Cash flows, as estimated by the Company using issuer-specific default statistics and prepayment assumptions, are discounted to determine an estimated fair value.

On an ongoing basis, the Company reviews the independent pricing services’ valuation methodologies and related inputs, and evaluates the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy distribution based upon trading activity and the observability of market inputs. Based on the results of this evaluation, each price is classified into Level 1, 2, or 3. Most prices provided by independent pricing services, including broker quotes, are classified into Level 2 due to their use of market observable inputs.

Policy Loans
Fair values are determined using projected future cash flows, based on assumptions as to expected mortality and lapse rates, and discounted at current market interest rates.

Fair Values of Separate Account Assets and Liabilities
Separate account assets are invested in mutual funds, which are categorized as Level 1 assets.  The value of separate account liabilities are set equal to the value of separate account assets under GAAP.

Annuity Reserves
Fair values for immediate annuities without mortality features are derived by discounting the future estimated cash flows using current market interest rates for similar maturities.  Fair values for deferred annuities are determined using projected future cash flows discounted at the rate that would be required to transfer the liability to a willing third party.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

3.    Fair Value Measurements (continued)

Fair Values of Certain Guaranteed Benefits
Variable annuity contracts issued by the Company offer various guaranteed minimum death, withdrawal, and income benefits. Certain benefits, primarily non-life contingent guaranteed minimum withdrawal benefits (“GMWB”) and the reinsured portion of the Company’s guaranteed minimum income benefits (“GMIB”), are recorded at fair value.  Guaranteed benefits that are not subject to fair value accounting are accounted for as insurance benefits.

Non-life contingent GMWBs are recorded at fair value with changes in fair value recorded in change in reserves. The fair value of the reserve is based on the expectations of future benefit payments and future fees associated with the benefits.  At the inception of the contract, the Company attributes to the derivative a portion of total fees collected from the contract holder, which is then held static in future valuations. Those fees, generally referred to as the attributed fees, are set such that the present value of the attributed fees is equal to the present value of future claims expected to be paid under the guaranteed benefit at the inception of the contract. In subsequent valuations, both the present value of future benefits and the present value of attributed fees are revalued based on current market conditions and policyholder behavior assumptions. The difference between each of the two components represents the fair value of the embedded derivative.

Jackson-NY’s GMIB book is reinsured through an unrelated party and, due to the net settlement provisions of the reinsurance agreement, this contract meets the definition of a freestanding derivative. Accordingly, the GMIB reinsurance agreement is recorded at fair value, with changes in fair value recorded in change in reserves.  Due to the inability to economically reinsure or hedge new issues of the GMIB, the Company discontinued offering the benefit in 2009.

Fair values for GMWB embedded derivatives, as well as GMIB reinsured recoverables, are calculated using internally developed models because active, observable markets do not exist for those guaranteed benefits.  The fair value calculation is based on the present value of future cash flows comprised of future expected benefit payments, less future attributed rider fees, over the lives of the contracts.  Estimating these cash flows requires numerous estimates and subjective judgments related to capital market inputs, as well as actuarially determined assumptions related to expectations concerning policyholder behavior. Capital market inputs include expected market rates of return, market volatility, correlations of market index returns to funds, fund performance and discount rates.  The more significant actuarial assumptions include the benefit utilization by policyholders under varying conditions, persistency, mortality assumptions and withdrawal rates.  Because of the dynamic and complex nature of these cash flows, best estimate assumptions, plus risk margins, and a stochastic process involving the generation of thousands of scenarios that assume risk neutral returns consistent with swap rates are used.  At each valuation date, the Company assumes expected returns based on LIBOR swap rates as of that date to determine the value of expected future cash flows produced in the stochastic process.

Volatility assumptions are based on a weighting of available market data for implied market volatility for durations up to 10 years, at which point the projected volatility is held constant.  Additionally, non-performance risk is incorporated into the calculation through the use of discount interest rates based on a AA corporate credit curve as an approximation of Jackson-NY’s own credit risk.  Other risk margins, particularly for policyholder behavior, are also incorporated into the model through the use of best estimate assumptions, plus a risk margin.  Estimates of future policyholder behavior are subjective and are based primarily on the Company’s experience and that of its Parent.

As markets change, mature and evolve and actual policyholder behavior emerges, management continually evaluates the appropriateness of its assumptions and adjusts its estimate accordingly for this component of the fair value model.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

3.    Fair Value Measurements (continued)

The use of the models and assumptions described above requires a significant amount of judgment.  Management believes the aggregation of each of these components results in an amount that the Company would be required to transfer for a liability, or receive for an asset, to or from a willing buyer or seller, if one existed, for those market participants to assume the risks associated with the guaranteed benefits and the related reinsurance. However, the ultimate settlement amount of the liability, which is currently unknown, will likely be significantly different than the fair value as the Company believes settlement will be based on our best estimate assumptions rather than those best estimate assumptions plus margins for risk.

Financial Instruments Measured at Fair Value on a Recurring Basis
The following table presents the Company’s assets and liabilities that are carried at fair value by hierarchy levels (in thousands):

December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets
Fixed maturities
Government securities	$119,551	$119,551	$-	$-
Public utilities	82,783	-	82,783	-
Corporate securities	940,932	-	940,932	-
Residential mortgage-backed	141,026	-	141,026	-
Commercial mortgage-backed	219,977	-	219,977	-
Other asset-backed securities	83,138	-	83,138	-
Trading securities	431	431	-	-
GMIB reinsurance recoverable	6,980	-	-	6,980
Separate account assets (1)	2,848,302	2,848,302	-	-
Total	$4,443,120	$2,968,284	$1,467,856	$6,980

Liabilities
GMWB reserves (2)	$692	$-	$-	$692

(2) GMWB reserves are presented net of reinsurance ceded to Jackson of $65.3 million to illustrate the net effect on Jackson/NY's results.

December 31, 2009
	Total	Level 1	Level 2	Level 3
Assets
Fixed maturities
Government securities	$1,022	$1,022	$-	$-
Public utilities	75,379	-	75,379	-
Corporate securities	885,335	-	877,731	7,604
Residential mortgage-backed	167,920	-	167,920	-
Commercial mortgage-backed	170,312	-	165,832	4,480
Other asset-backed securities	68,435	-	37,486	30,949
Trading securities	2,141	2,141	-	-
GMIB reinsurance recoverable	7,754	-	-	7,754
Separate account assets (1)	1,898,571	1,898,571	-	-
Total	$3,276,869	$1,901,734	$1,324,348	$50,787

Liabilities
GMWB reserves (2)	$2,054	$-	$-	$2,054

(1) Pursuant to ASC 944-80, the value of the separate account liabilities is set equal to the value of the separate account assets.
(2) GMWB reserves are presented net of reinsurance ceded to Jackson to illustrate the net effect on Jackson-NY's results.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

3.    Fair Value Measurements (continued)

Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)
The tables below provide rollforwards for 2010 and 2009 of the financial instruments for which significant unobservable inputs (Level 3) are used in the fair value measurement. Gains and losses in the table below include changes in fair value due partly to observable and unobservable factors. Additionally, the Company’s policy for determining and disclosing transfers between levels is to recognize transfers using the beginning of period balances.

		Total Realized / Unrealized Gains (Losses) Included In
	Fair Value			Purchases,		Fair Value
	as of		Other	Issuances	Transfers in	as of
	January 1,	Net	Comprehensive	and	and/or out	December 31,
(in thousands)	2010	Income	Income	Settlements	of Level 3	2010
Assets
Fixed maturities
Corporate securities	$7,604	$-	$-	$-	$(7,604)	$-
Commercial mortgage-backed	4,480	(156)	2,144	(5,349)	(1,119)	-
Other asset-backed securities	30,949	(436)	1,595	(4,977)	(27,131)	-
GMIB reinsurance recoverable	7,754	(774)	-	-	-	6,980

Liabilities
GMWB reserves	$(2,054)	$1,362	$-	$-	$-	$(692)

		Total Realized / Unrealized Gains (Losses) Included in
	Fair Value			Purchases,		Fair Value
	as of		Other	Issuances	Transfers in	as of
	January 1,	Net	Comprehensive	and	and/or out	December 31,
(in thousands)	2009	Income	Income	Settlements	of Level 3	2009
Assets
Fixed maturities
Corporate securities	$-	$-	$964	$-	$6,640	$7,604
Residential mortgage-backed	143,379	3,021	(336)	(4,486)	(141,578)	-
Commercial mortgage-backed	9,575	9	(5,104)	-	-	4,480
Other asset-backed securities	68,059	355	(9,511)	1,032	(28,986)	30,949
GMIB reinsurance recoverable	14,868	(7,114)	-	-	-	7,754

Liabilities
GMWB reserves	$(7,259)	$5,205	$-	$-	$-	$(2,054)

During 2008, the Company determined that, due to inactivity in certain markets, reliable market prices were no longer available on certain securities.  As a result, these securities were valued using internal estimates at December 31, 2008.  These securities were reflected as transfers into Level 3 during 2008.  At December 31, 2008, the related securities had an amortized cost and fair value of $249.2 million and $220.5 million, respectively and were primarily asset-backed securities.  During 2009, the Company determined that sufficient activity had returned to certain markets and, as a result, reliable market prices were available at December 31, 2009 for the majority of these securities.  This change was reflected as a transfer out of Level 3 during 2009.

Upon adoption of ASC 820-10, certain broker priced assets were classified as Level 3 holdings as a result of illiquidity in the market and the resultant lack of observability into the assumptions used to produce those fair values.  During 2010, as a result of changes in the level of observability of these inputs, Jackson-NY determined that these assets would be more appropriately categorized in Level 2.  As a result, Jackson-NY transferred securities with an amortized cost and fair value of $54.9 million and $35.9 million, respectively, from Level 3 to Level 2 during 2010.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

3.    Fair Value Measurements (continued)

The portion of gains (losses) included in net income or other comprehensive income attributable to the change in unrealized gains and losses related to financial instruments still held at December 31, 2010 and 2009, was as follows (in thousands):

	December 31, 2010	December 31, 2009
Assets
Fixed maturities
Corporate securities	$-	$964
Commercial mortgage-backed	-	(5,104)
Other asset-backed securities	-	(9,581)
GMIB reinsurance recoverable	(774)	(7,114)

Liabilities
GMWB reserves	$1,362	$5,205

4.    Investments

Investments are comprised primarily of fixed-income securities, primarily publicly traded industrial, utility and government bonds and asset-backed securites.  Asset-backed securities include mortgage-backed and other structured securities.  The Company generates the majority of its general account deposits from interest-sensitive individual annuity contracts and life insurance products on which it has committed to pay a declared rate of interest.  The Company's strategy of investing in fixed-income securities aims to ensure matching of the asset yield with the amounts credited to the interest-sensitive liabilities and to earn a stable return on its investments.

Fixed Maturities
The following table sets forth fixed maturity investments at December 31, 2010, classified by rating categories as assigned by nationally recognized statistical rating organizations (“NRSRO”), the National Association of Insurance Commissioners (“NAIC”), or if not rated by such organizations, the Company’s affiliated investment advisor.  At December 31, 2010, the carrying value of investments rated by the Company’s affiliated investment advisor totaled $6.8 million.  For purposes of the table, if not otherwise rated higher by a NRSRO, NAIC Class 1 investments are included in the A rating, Class 2 in BBB, Class 3 in BB and Classes 4 through 6 in B and below.

Percent of Total
Fixed Maturities
Investment Rating	December 31, 2010
AAA	26.8%
AA	7.9%
A	28.7%
BBB	32.7%
Investment grade	96.1%
BB	1.8%
B and below	2.1%
Below investment grade	3.9%
Total fixed maturities	100.0%

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

4.    Investments (continued)

At December 31, 2010, based on ratings by NRSROs, of the total carrying value of fixed maturities in an unrealized loss position, 78% were investment grade, 14% were below investment grade and 8% were not rated.  Unrealized losses on fixed maturities that were below investment grade or not rated represented approximately 47% of the aggregate gross unrealized losses on available for sale fixed maturities.

Corporate securities in an unrealized loss position were diversified across industries. As of December 31, 2010, the industries accounting for the larger percentage of unrealized losses included energy (1.6% of fixed maturities gross unrealized losses) and computers and electronics (1.3%).  The largest unrealized loss related to a single corporate obligor was $0.3 million at December 31, 2010.

The amortized cost, gross unrealized gains and losses, fair value and non-credit OTTI of available for sale fixed maturities were as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Non-credit
December 31, 2010	Cost	Gains	Losses	Value	OTTI (1)
Fixed Maturities
Government securities	$119,250	$1,051	$750	$119,551	$-
Public utilities	78,775	4,343	335	82,783	-
Corporate securities	883,563	61,112	3,743	940,932	(18)
Residential mortgage-backed	159,026	2,343	20,343	141,026	(10,102)
Commercial mortgage-backed	203,465	21,139	4,627	219,977	(2,048)
Other asset-backed securities	87,695	1,494	6,051	83,138	(687)
Total fixed maturities	$1,531,774	$91,482	$35,849	$1,587,407	$(12,855)

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Non-credit
December 31, 2009	Cost	Gains	Losses	Value	OTTI (1)
Fixed Maturities
Government securities	$1,008	$29	$15	$1,022	$-
Public utilities	72,452	3,333	406	75,379	-
Corporate securities	847,932	44,961	7,558	885,335	85
Residential mortgage-backed	206,870	1,012	39,962	167,920	(16,548)
Commercial mortgage-backed	185,301	5,663	20,652	170,312	-
Other asset-backed securities	81,320	1,164	14,049	68,435	-
Total fixed maturities	$1,394,883	$56,162	$82,642	$1,368,403	$(16,463)

(1) Represents the amount of cumulative non-credit OTTI gains (losses) recognized in other comprehensive income for securities on which credit impairments have been recorded.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

4.    Investments (continued)

The amortized cost, gross unrealized gains and losses, and fair value of fixed maturities at December 31, 2010, by contractual maturity, are shown below (in thousands).  Expected maturities may differ from contractual maturities where securities can be called or prepaid with or without early redemption penalties.

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Due in 1 year or less	$89,805	$2,036	$3	$91,838
Due after 1 year through 5 years	343,774	20,754	393	364,135
Due after 5 years through 10 years	526,202	37,471	3,353	560,320
Due after 10 years through 20 years	86,881	4,407	947	90,341
Due after 20 years	34,926	1,838	132	36,632
Residential mortgage-backed	159,026	2,343	20,343	141,026
Commercial mortgage-backed	203,465	21,139	4,627	219,977
Other asset-backed securities	87,695	1,494	6,051	83,138
Total	$1,531,774	$91,482	$35,849	$1,587,407

U.S. Treasury securities with a carrying value of $505 thousand and $539 thousand at December 31, 2010 and 2009, respectively, were on deposit with the State of New York as required by state insurance law.

At December 31, 2010, the amortized cost and carrying value of fixed maturities in default that were anticipated to be income producing when purchased were zero and $3 thousand, respectively.  The amortized cost and carrying value of fixed maturities that have been non-income producing for the 12 months preceding December 31, 2010 were zero and $3 thousand, respectively, and for the 12 months preceding December 31, 2009 were less than $1 thousand and $13 thousand, respectively.

Residential mortgage-backed securities (“RMBS”) include certain RMBS which are collateralized by residential mortgage loans and are neither explicitly nor implicitly guaranteed by U.S. government agencies (“non-agency mortgage-backed securities”).  The Company’s non-agency mortgage-backed securities include investments in securities backed by prime, Alt-A, and subprime loans as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2010	Cost	Gains	Losses	Value

Prime	$46,312	$187	$7,470	$39,029
Alt-A	32,258	61	5,539	26,780
Subprime	21,664	73	7,143	14,594
Total non-agency RMBS	$100,234	$321	$20,152	$80,403

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2009	Cost	Gains	Losses	Value

Prime	$71,131	$144	$20,015	$51,260
Alt-A	39,313	53	9,369	29,997
Subprime	23,006	-	10,341	12,665
Total non-agency RMBS	$133,450	$197	$39,725	$93,922

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

4.    Investments (continued)

The Company defines its exposure to non-agency residential mortgage loans as follows.  Prime loan-backed securities are collateralized by mortgage loans made to the highest rated borrowers.  Alt-A loan-backed securities are collateralized by mortgage loans made to borrowers who lack credit documentation or necessary requirements to obtain prime borrower rates.  Subprime loan-backed securities are collateralized by mortgage loans made to borrowers that have a FICO score of 680 or lower.  53% of the Company’s investments in Alt-A related mortgage-backed securities are rated investment grade by at least one NRSRO.  34% of the Company’s investments in subprime related mortgage-backed securities are rated triple-A by at least one NRSRO.  In 2010, the Company recorded other-than-temporary impairment charges of $0.5 million, $2.9 million and $1.2 million, on securities backed by prime, Alt-A and subprime, respectively.  In 2009, the Company recorded other-than-temporary impairment charges of $20.0 million, $6.0 million and $0.6 million, on securities backed by prime, Alt-A and subprime, respectively.  In 2008, the Company recorded other-than-temporary impairment charges of $3.1 million and $11.3 million, on securities backed by prime and Alt-A, respectively, and no charges on subprime.

Asset-backed securities also include investments in securities which are collateralized by commercial mortgage loans (“CMBS”).  At December 31, 2010, the amortized cost and fair value of the Company’s investment in CMBS are $203.5 million and $220.0 million, respectively, of which 99% were rated investment grade by at least one NRSRO.  In 2010, the Company recorded other-than-temporary impairment charges of $2.8 million on CMBS.  No other-than-temporary impairment charges were recorded on CMBS during 2009 or 2008.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

4.    Investments (continued)

The following table shows the number of securities, fair value and the related amount of gross unrealized losses aggregated by investment category and length of time that individual fixed maturity investments have been in a continuous loss position (in thousands):

	December 31, 2010			December 31, 2009

	Less than 12 months			Less than 12 months
	Gross			Gross
	Unrealized	Fair	# of	Unrealized	Fair	# of
	Losses	Value	securities	Losses	Value	securities
Fixed Maturities
Government securities	$750	$19,206	2	$15	$489	1
Public utilities	335	9,564	5	223	10,742	5
Corporate securities	3,585	105,248	58	546	58,991	27
Residential mortgage-backed	391	11,054	3	6,505	84,515	22
Commercial mortgage-backed	151	5,560	4	526	18,874	6
Other asset-backed securities	94	11,983	8	471	5,094	10
Total temporarily impaired
securities	$5,306	$162,615	80	$8,286	$178,705	71

	12 months or longer			12 months or longer
	Gross			Gross
	Unrealized	Fair	# of	Unrealized	Fair	# of
	Losses	Value	securities	Losses	Value	securities
Fixed Maturities
Government securities	$-	$-	-	$-	$-	-
Public utilities	-	-	-	183	810	1
Corporate securities	158	9,854	3	7,012	109,270	42
Residential mortgage-backed	19,952	69,898	32	33,457	57,180	31
Commercial mortgage-backed	4,476	3,634	3	20,126	83,854	29
Other asset-backed securities	5,957	22,494	21	13,578	32,641	24
Total temporarily impaired
securities	$30,543	$105,880	59	$74,356	$283,755	127

	Total			Total
	Gross			Gross
	Unrealized	Fair	# of	Unrealized	Fair	# of
	Losses	Value	securities	Losses	Value	securities
Fixed Maturities
Government securities	$750	$19,206	2	$15	$489	1
Public utilities	335	9,564	5	406	11,552	6
Corporate securities	3,743	115,102	61	7,558	168,261	69
Residential mortgage-backed	20,343	80,952	35	39,962	141,695	53
Commercial mortgage-backed	4,627	9,194	7	20,652	102,728	35
Other asset-backed securities	6,051	34,477	29	14,049	37,735	34
Total temporarily impaired
securities	$35,849	$268,495	139	$82,642	$462,460	198

Other-Than-Temporary Impairments on Available For Sale Securities
The Company periodically reviews its available for sale fixed maturities and equities on a case-by-case basis to determine if any decline in fair value to below cost or amortized cost is other-than-temporary.  Factors considered in determining whether a decline is other-than-temporary include the length of time a security has been in an unrealized loss position, the severity of the unrealized loss and the reasons for the decline in value, and expectations for the amount and timing of a recovery in fair value.

Securities the Company determines are underperforming or potential problem securities are subject to regular review. To facilitate the review, securities with significant declines in value, or where other objective criteria evidencing credit deterioration have been met, are included on a watch list. Among the criteria for securities to be included on a watch list are: credit deterioration that has led to a significant decline in fair value of the security; a significant covenant related to the security has been breached; or an issuer has filed or indicated a possibility of filing for bankruptcy, has missed or announced it intends to miss a scheduled interest or principal payment, or has experienced a specific material adverse change that may impair its creditworthiness.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

4.    Investments (continued)

In performing these reviews, the Company considers the relevant facts and circumstances relating to each investment and exercises considerable judgment in determining whether a security is other-than-temporarily impaired. Assessment factors include judgments about an obligor’s current and projected financial position, an issuer’s current and projected ability to service and repay its debt obligations, the existence of, and realizable value of, any collateral backing the obligations and the macro-economic and micro-economic outlooks for specific industries and issuers.  This assessment may also involve assumptions regarding underlying collateral such as prepayment rates, default and recovery rates, and third-party servicing capabilities.

Among the specific factors considered are whether the decline in fair value results from a change in the credit quality of the security itself, or from a downward movement in the market as a whole, and the likelihood of recovering the carrying value based on the near-term prospects of the issuer.  Unrealized losses that are considered to be primarily the result of market conditions (e.g., increases in interest rates, temporary market illiquidity or volatility or industry-related events) are usually determined to be temporary, and where the Company also believes there exists a reasonable expectation for recovery in the near term.  To the extent that factors contributing to impairment losses recognized affect other investments, such investments are also reviewed for other-than-temporary impairment and losses are recorded when appropriate.

In addition to the review procedures described above, investments in asset-backed securities where market prices are depressed are subject to a review of their future estimated cash flows, including expected and stress case scenarios, to identify potential shortfalls in contractual payments.  These estimated cash flows are developed using available performance indicators from the underlying assets including current and projected default or delinquency rates, levels of credit enhancement, current subordination levels, vintage, expected loss severity and other relevant characteristics.  These estimates reflect a combination of data derived by third parties and internally developed assumptions.  Where possible, this data is benchmarked against third-party sources.

Even in the case of severely depressed market values on asset-backed securities, the Company places significant reliance on the results of its cash flow testing and its lack of an intent to sell these securities until their fair values recover when reaching other-than-temporary impairment conclusions with regard to these securities.  Other-than-temporary impairment charges are recorded on asset-backed securities when the Company forecasts a contractual payment shortfall.

Prior to January 1, 2009, Jackson-NY generally recognized an other-than-temporary impairment on debt securities in an unrealized loss position when Jackson-NY did not expect full recovery of amortized cost or did not have the intent and ability to hold such securities until they had fully recovered their amortized cost.  The recognition of other-than-temporary impairments in reporting periods prior to January 1, 2009 captured the entire difference between the amortized cost and fair value with this difference being recorded in net income and a corresponding decrease to the amortized cost of the security.

Effective January 1, 2009, Jackson-NY began recognizing other-than-temporary impairments on debt securities in an unrealized loss position when any one of the following circumstances exist:

•	The Company does not expect full recovery of the amortized cost based on the discounted cash flows estimated to be collected;
•	The Company intends to sell a security; or,
•	It is more likely than not that the Company will be required to sell a security prior to recovery.

For mortgage-backed securities, credit impairment is assessed using a cash flow model that estimates the cash flows on the underlying mortgages, using the security-specific collateral characteristics and transaction structure.  The model estimates cash flows from the underlying mortgage loans and distributes those cash flows to various tranches of securities, considering the transaction structure and any subordination and credit enhancements existing in that structure.  The cash flow model incorporates actual cash flows on the mortgage-backed securities through the

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

4.    Investments (continued)

current period and then projects the remaining cash flows using a number of assumptions, including prepayment speeds, default rates and loss severity.

These estimates reflect a combination of data derived by third-parties and internally developed assumptions.  Where possible, this data is benchmarked against other third-party sources.  In addition, these estimates are extrapolated along a default timing curve to estimate the total lifetime pool default rate.

Effective January 1, 2009, total other-than-temporary impairments are calculated as the difference between amortized cost and fair value.   For other-than-temporarily impaired securities where Jackson-NY does not intend to sell the security and it is not more likely than not that Jackson-NY will be required to sell the security prior to recovery, total other-than-temporary impairments are reduced by the non-credit portion of the other-than-temporary impairments, which are recognized in other comprehensive income.  The resultant net other-than-temporary impairments recorded in net income reflect the credit loss on the other-than-temporarily impaired securities.  The amortized cost of the other-than-temporarily impaired securities is reduced by the amount of this credit loss.

For securities that were deemed to be other-than-temporarily impaired and for which a non-credit loss was recorded in other comprehensive income, the amount recorded as an unrealized gain (loss) represents the difference between the fair value and the new amortized cost basis of the securities.  The unrealized gain (loss) on other-than-temporarily impaired securities is recorded in other comprehensive income.

The following table summarizes net realized investment gains (losses) for the periods indicated (in thousands):

	2010	2009	2008
Available-for-sale securities
Realized gains on sale	$10,273	$14,584	$3,796
Realized losses on sale	(16,614)	(1,614)	(10,927)
Impairments:
Total other-than-temporary impairments	(17,261)	(44,400)	(32,260)
Portion of other-than-temporary impairments
included in other comprehensive income	7,556	16,002	-
Net other-than-temporary impairments	(9,705)	(28,398)	(32,260)
Transfer to trading portfolio	-	(1,111)	-
Net realized losses on investments	$(16,046)	$(16,539)	$(39,391)

The aggregate fair value of securities sold at a loss for the years ended December 31, 2010, 2009 and 2008 was $72.7 million, $19.0 million and $71.9 million, respectively, which was approximately 81%, 92% and 87% of book value, respectively.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

4.    Investments (continued)

The following summarizes the current year activity for credit losses recognized in net income on debt securities where an other-than-temporary impairment was identified and the non-credit portion of the other-than-temporary impairment was included in other comprehensive income (in thousands):

	For the years ending December 31,
	2010	2009
Cumulative credit loss beginning balance	$32,397	$-
Adoption of new accounting guidance related to other-than-temporary impairments	-	25,623
Additions:
New credit losses	6,040	20,432
Incremental credit losses	3,665	7,966
Reductions:
Securities sold, paid down or disposed of	(25,294)	(21,624)
Cumulative credit loss ending balance	$16,808	$32,397

There are inherent uncertainties in assessing the fair values assigned to the Company’s investments and in determining whether a decline in fair value is other-than-temporary. The Company’s reviews of net present value and fair value involve several criteria including economic conditions, credit loss experience, other issuer-specific developments and estimated future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in the cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the financial statements, unrealized losses currently reported in accumulated other comprehensive income may be recognized in the income statements in future periods.

The Company currently has no intent to sell securities with unrealized losses considered to be temporary until they mature or recover in value and believes that it has the ability to do so.  However, if the specific facts and circumstances surrounding an individual security, or the outlook for its industry sector change, the Company may sell the security prior to its maturity or recovery and realize a loss.

Securities Lending
The Company has entered into a securities lending agreement with an agent bank whereby blocks of securities are loaned to third parties, primarily major brokerage firms.  As of December 31, 2010 and 2009, the estimated fair value of loaned securities was $9.4 million and $1.6 million, respectively.  The agreement requires a minimum of 102 percent of the fair value of the loaned securities to be held as collateral, calculated on a daily basis.  To further minimize the credit risks related to this program, the financial condition of counterparties is monitored on a regular basis.  At December 31, 2010 and 2009, cash collateral received in the amount of $9.6 million and $1.1 million, respectively, was invested by the agent bank and included in cash and short-term investments of the Company.  A securities lending payable is included in liabilities for the amount of cash collateral received.  Additionally, $0.5 million of non-cash collateral was received in 2009.

Securities lending transactions are used to generate income.  Income and expenses associated with these transactions are reported as net investment income.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

5.    Certain Nontraditional Long-Duration Contracts and Variable Annuity Guarantees

The Company issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder (traditional variable annuities).  The Company also issues variable annuity and life contracts through separate accounts where the Company contractually guarantees to the contract holder (variable contracts with guarantees) either a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary.  These guarantees include benefits that are payable in the event of death (GMDB), annuitization (GMIB) or at specified dates during the accumulation period (GMWB).

The assets supporting the variable portion of both traditional variable annuities and variable contracts with guarantees are carried at fair value and reported as summary total separate account assets with an equivalent summary total reported for separate account liabilities.  Liabilities for guaranteed benefits are general account obligations and are reported in policy reserves.  Amounts assessed against the contract holders for mortality, administrative, and other services are reported in revenue.  Changes in liabilities for minimum guarantees are reported in the increase in reserves, net of reinsurance in the income statement.  Separate account net investment income, net investment gains and losses, and the related liability changes are offset within the same line item in the income statements.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

5.    Certain Nontraditional Long-Duration Contracts and Variable Annuity Guarantees (continued)

At December 31, 2010 and 2009, the Company provided variable annuity contracts with guarantees, for which the net amount at risk is the amount of guaranteed benefit in excess of current account value, as follows (dollars in millions):

					Average
December 31, 2010					Period
				Weighted	until
	Minimum	Account	Net Amount	Average	Expected
	Return	Value	at Risk	Attained Age	Annuitization
Return of net deposits plus a minimum return
GMDB	0%	$2,067.1	$79.0	63.7 years
GMWB - Premium only	0%	323.2	14.4
GMWB - For life	0-5%*	164.2	40.7
Highest specified anniversary account value minus
withdrawals post-anniversary
GMDB		780.5	111.5	64.1 years
GMWB - Highest anniversary only		219.8	37.4
GMWB - For life		69.9	15.0
Combination net deposits plus minimum return, highest
specified anniversary account value minus
withdrawals post-anniversary
GMIB	0-6%	140.4	34.1		5 years
GMWB - For life	0-8%*	1,427.8	58.8

					Average
December 31, 2009					Period
				Weighted	until
	Minimum	Account	Net Amount	Average	Expected
	Return	Value	at Risk	Attained Age	Annuitization
Return of net deposits plus a minimum return
GMDB	0%	$1,265.4	$167.7	63.5 years
GMWB - Premium only	0%	284.4	29.5
GMWB - For life	0-5%*	132.5	48.8
GMAB - Premium only		39.7	12.4
Highest specified anniversary account value minus
withdrawals post-anniversary
GMDB		632.4	146.6	63.4 years
GMWB - Highest anniversary only		183.2	56.4
GMWB - For life		67.7	20.4
Combination net deposits plus minimum return, highest
specified anniversary account value minus
withdrawals post-anniversary
GMIB	0-6%	138.1	42.7		5.9 years
GMWB - For life	0-7%*	641.1	47.2

* Ranges shown based on simple interest. The upper limits of 5%, 7%, or 8% simple interest are approximately equal to 4.1%, 5.5%, and 6%, respectively, on a compound interest basis over a typical 10-year bonus period.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

5.    Certain Nontraditional Long-Duration Contracts and Variable Annuity Guarantees (continued)

Amounts shown as GMWB ‘for-life’ above include a ‘not-for-life’ component up to the point at which the guaranteed withdrawal benefit is exhausted, after which benefits paid are considered to be ‘for-life’ benefits.  The liability related to this ‘not-for-life’ portion is valued as an embedded derivative, while the ‘for-life’ benefits are valued as an insurance liability (see below).  For this table, the net amount at risk of the ‘not-for-life’ component is the undiscounted excess of the guaranteed withdrawal benefit over the account value, and that of the ‘for-life’ component is the estimated value of additional life contingent benefits paid after the guaranteed withdrawal benefit is exhausted.

Account balances of contracts with guarantees were invested in variable separate accounts as follows (in millions):

	December 31,
Fund type:	2010	2009
Equity	$2,247.9	$1,489.7
Bond	278.1	186.8
Balanced	296.4	197.1
Money market	25.4	24.5
Total	$2,847.8	$1,898.1

GMDB liabilities reflected in the general account were as follows (in millions):

	2010	2009	2008
Balance at January 1	$4.8	$10.8	$1.5
Incurred guaranteed benefits	2.5	0.5	12.3
Paid guaranteed benefits	(3.2)	(6.5)	(3.0)
Balance at December 31	$4.1	$4.8	$10.8

The GMDB liability is determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments.  The Company regularly evaluates estimates used and adjusts the liability balance through the income statement within reserves, net of reinsurance, if actual experience or other evidence suggests that earlier assumptions should be revised.

The following assumptions and methodology were used to determine the GMDB liability at both December 31, 2010 and 2009 (except where noted):
1)	Use of a series of deterministic investment performance scenarios, based on historical average market volatility.
2)	Mean investment performance assumption of 8.4% after investment management fees, but before investment advisory fees and mortality and expense charges.
3)	Mortality equal to 80.0% of the Annuity 2000 table.
4)
Lapse rates varying by contract type, duration and degree the benefit is in-the-money and ranging from 0.75% to 49.0%, with an average of 5.0% during the surrender charge period and 11.0% thereafter at December 31, 2010 and from 0.75% to 49.0%, with an average of 6.0% during the surrender charge period and 12.0% thereafter at December 31, 2009.

5)	Discount rate of 8.4%.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

5.    Certain Nontraditional Long-Duration Contracts and Variable Annuity Guarantees (continued)

Most GMWB reserves are considered to be derivatives under current accounting guidance and are recognized at fair value, with the change in fair value reported in change in reserves.  The fair value of these liabilities is determined using stochastic modeling and inputs as further described in Note 3.    The GMWB reserve totaled $20.4 million and $27.9 million at December 31, 2010 and December 31, 2009, respectively, and was included in reserves for future policy benefits.

Jackson-NY has also issued certain GMWB products that guarantee payments over a lifetime.  Reserves for the portion of these benefits after the point where the guaranteed withdrawal balance is exhausted are calculated as required by ASC 944-20.  The reserve calculation uses a series of stochastic investment performance scenarios.  Otherwise, the methodology and assumptions used are consistent with those used for calculating the GMDB liability.  At December 31, 2010 and 2009, these GMWB reserves totaled $6.5 million and $3.6 million, respectively, and were included in reserves for future policy benefits.

The direct GMIB liability is determined at each period end by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments.  The Company regularly evaluates estimates used and adjusts the liability balance through the income statement within reserves, net of reinsurance, if actual experience or other evidence suggests that earlier assumptions should be revised.  The assumptions used for calculating the direct GMIB liability at December 31, 2010 and 2009, are consistent with those used for calculating the GMDB liability.  GMIB reserves totaled $0.3 million and $0.2 million at December 31, 2010 and December 31, 2009, respectively.

6.    Reinsurance

The Company cedes reinsurance to unaffiliated insurance companies in order to limit losses from large exposures; however, if the reinsurer is unable to meet its obligations, the originating issuer of the coverage retains the liability.  The maximum amount of life insurance risk retained by the Company on any one life is generally $500 thousand.  Amounts not retained are ceded to other companies on either a yearly renewable-term or a coinsurance basis.

With the approval of the Superintendent of Insurance for the State of New York, Jackson-NY also cedes 90% of the guaranteed minimum withdrawal benefit associated with variable annuities issued prior to 2009 to its Parent.  This agreement resulted in an initial gain to Jackson-NY of $0.9 million, which was deferred and included in other liabilities in the accompanying balance sheet.  The deferred gain is being amortized into income over the life of the business. Premiums ceded to Jackson for guaranteed minimum withdrawal benefits were $6.9 million, $6.7 million and $47.1 million in 2010, 2009 and 2008, respectively.

The effect of reinsurance on premiums was as follows (in thousands):

	Years ended December 31,
	2010	2009	2008
Direct premiums	$558	$643	$695
Less reinsurance ceded:
Life	(438)	(563)	(573)
Guaranteed annuity benefits	(7,975)	(7,721)	(47,928)
Net premiums	$(7,855)	$(7,641)	$(47,806)

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

6.    Reinsurance

Components of the reinsurance recoverable were as follows (in thousands):

	December 31,
	2010	2009
Ceded reserves	$32,206	$38,641
Ceded claims liability	90	-
Ceded other	4	8
Total	$32,300	$38,649

Reserves ceded to the Parent totaled $22.9 million and $28.6 million at December 31, 2010 and December 31, 2009, respectively.

7.    Federal Income Taxes

The components of the provision for federal income taxes were as follows (in thousands):

	Years ended December 31,
	2010	2009	2008
Current tax expense (benefit)	$7,645	$9,324	$(102,979)
Deferred tax expense (benefit)	109	(9,207)	27,419

Income tax expense (benefit)	$7,754	$117	$(75,560)

The federal income tax provisions differ from the amounts determined by multiplying pretax income by the statutory federal income tax rate of 35% for 2010, 2009 and 2008.  During 2008, a difference arose related to the ceding commission on reinsurance ceded to Jackson, which was categorized as a capital contribution for statutory reporting purposes.  As this difference will not reverse through the income statement, it has been included as a permanent difference in the table below.  These differences from the tax at the statutory rate are summarized as follows (in thousands):

	Years ended December 31,
	2010	2009	2008
Income taxes at statutory rate	$11,297	$1,533	$(14,074)
Dividends received deduction	(3,581)	(1,416)	(2,021)
Ceding commission	-	-	(68,075)
Deferred tax valuation allowance	-	-	8,400
Other	38	-	210
Income tax expense (benefit)	$7,754	$117	$(75,560)

Effective tax rate	24.0%	2.7%	187.9%

Federal income taxes paid to (received from) Jackson in 2010, 2009 and 2008 were $14.4 million, $(102.0) million and $0.1 million, respectively.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

7.    Federal Income Taxes (continued)

The tax effects of significant temporary differences that gave rise to deferred tax assets and liabilities were as follows (in thousands):

	December 31,
	2010	2009
Gross deferred tax asset
Difference between financial reporting and the tax basis of:
Policy reserves and other insurance items	$51,203	$39,839
Other-than-temporary impairments and other investment related items	8,617	3,954
Net unrealized losses on available for sale securities	-	9,268
Total gross deferred tax asset	59,820	53,061

Gross deferred tax liability
Difference between financial reporting and the tax basis of:
Deferred acquisition costs and sales inducements	(75,675)	(73,456)
Net unrealized gains on available for sale securities	(19,472)	-
Other, net	(23)	(103)
Total gross deferred tax liability	(95,170)	(73,559)

Net deferred tax liability	$(35,350)	$(20,498)

During 2008, Jackson-NY recorded a valuation allowance, included in deferred tax expense, of $8.4 million against the deferred tax assets related to realized losses where management no longer believed that it was more likely than not that the full tax benefit of the losses would be realized. Jackson-NY also recorded a valuation allowance against the deferred tax assets associated with certain equity securities in an unrealized loss position for which recovery in value could not be anticipated.  This valuation allowance, which was recorded in other comprehensive income, totaled $187 thousand.  During 2009, management determined that it was now more likely than not that the full tax benefit of the losses would be realized.  Since the reversal of the valuation allowance was due to unrealized gains emerging in 2009, the valuation allowance was reversed with the offset being credited to other comprehensive income rather than net income.

Realization of Jackson-NY’s deferred tax asset is dependent on generating sufficient taxable income.  Although realization is not assured, management believes that it is more likely than not that the results of future operations and investment activity will generate sufficient taxable income to realize gross deferred tax assets.

At December 31, 2010, the Company had federal tax capital loss carryforwards totaling $12.2 million, which begin expiring in 2014.

In August 2007, the Internal Revenue Service (“IRS”) issued Revenue Ruling 2007-54 that would have changed accepted industry and IRS interpretations of the statutes governing the computation of the Dividends Received Deduction ("DRD") on separate account assets held in connection with variable annuity and life contracts, but that ruling was suspended by Revenue Ruling 2007-61. Revenue Ruling 2007-61 also announced the Treasury Department's and the IRS's intention to issue regulations with respect to certain computational aspects of the DRD on separate account assets held in connection with variable contracts. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. Although regulations that represent a substantial change in an interpretation of the law are generally given a prospective effective date, there is no assurance that the change will not be retrospectively applied.  As a result, depending on the ultimate timing and substance of any such regulations, which are unknown at this time, such future regulations could result in the elimination of some or all of the separate account DRD tax benefit that the Company receives. In January 2010, Jackson-NY received a formal Notice of Assessment from the IRS disallowing the separate account DRD for 2003, 2005 and 2006.  Jackson-NY did not

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

7.    Federal Income Taxes (continued)

agree with the assessment and filed a protest with the Appellate Division of the IRS.  No reserve has been established for this potential exposure since Jackson-NY believes its position is sustainable.  The Company recognized an income tax benefit related to the separate account DRD of $3.6 million, $1.4 million and $2.0 million during 2010, 2009 and 2008, respectively.

The Company has considered both permanent and temporary positions in determining the unrecognized tax benefit rollforward.  There were no unrecognized benefits that, if recognized, would have affected the effective tax rate at both December 31, 2010 and 2009.

Interest expense totaling $0.2 million related to unrecognized tax benefits is included in income tax expense in the income statement for 2008 with none in 2010 and 2009.  The Company has not recorded any amounts for penalties related to unrecognized tax benefits during 2010, 2009 or 2008.

Based on information available as of December 31, 2010, the Company believes that, in the next 12 months, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease.  The Company is generally no longer subject to United States federal, state or local income tax examinations by taxing authorities for tax years that began before 2007.

8.    Contingencies

Management believes that the Company is not involved in litigation that would have a material adverse affect on the Company's financial condition or results of operations.

9.    Stockholder's Equity

The declaration of dividends which can be paid by the Company is regulated by New York insurance law.  The Company must file a notice of its intention to declare a dividend and the amount thereof with the Superintendent at least thirty days in advance of any proposed dividend declaration.  No dividends were paid to Jackson in 2010, 2009 or 2008.  Jackson made a capital contribution of $75.0 million to Jackson-NY in 2009.  A capital contribution was not received in 2010.

Statutory capital and surplus of the Company, as reported in its Annual Statement, was $256.1 million and $212.4 million at December 31, 2010 and 2009, respectively.  Statutory net income (loss) of the Company, as reported in its Annual Statement, was $43.9 million, $44.7 million and $(309.4) million in 2010, 2009 and 2008, respectively.

10.  Other Related Party Transactions

The Company's investment portfolio is managed by PPM America, Inc. (“PPM”), a registered investment advisor and ultimately a wholly owned subsidiary of Prudential. The Company paid $1.2 million, $1.2 million and $0.5 million to PPM for investment advisory services during 2010, 2009 and 2008, respectively.

The Company has an administrative services agreement with Jackson, under which Jackson provides certain administrative services.  Administrative fees were $7.0 million, $5.8 million and $4.2 million in 2010, 2009 and 2008, respectively.

Jackson National Life Insurance Company of New York
(a wholly owned subsidiary of Jackson National Life Insurance Company)
Notes to Financial Statements
December 31, 2010

11.  Benefit Plans

The Company participates in a defined contribution retirement plan covering substantially all employees, sponsored by its Parent.  To be eligible to participate in the Company’s contribution, an employee must have attained the age of 21, completed at least 1,000 hours of service in a 12-month period and passed their 12-month employment anniversary.  In addition, the employees must be employed on the applicable January 1 or July 1 entry date.  The Company’s annual contributions are based on a percentage of eligible compensation paid to participating employees during the year.  In addition, the Company matches a participant’s elective contribution, up to 6 percent of eligible compensation, to the plan during the year.  The Company’s expense related to this plan was $255 thousand, $241 thousand and $157 thousand in 2010, 2009 and 2008, respectively.

The Company maintains non-qualified voluntary deferred compensation plans for certain employees, sponsored by its Parent.  Additionally, the Company sponsors a non-qualified voluntary deferred compensation plan for certain agents, with the assets retained by Jackson under an administrative services agreement.  At December 31, 2010 and 2009, Jackson’s liability for the Company’s portion of such plans totaled $1.7 million and $1.4 million, respectively.  There was no expense related to these plans in 2010, 2009 or 2008.

PART C

OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) Financial Statements:

(1) Financial statements and schedules included in Part A:

Not Applicable.

(2) Financial statements and schedules included in Part B –

JNLNY Separate Account I:

Report of Independent Registered Public Accounting Firm
Statements of Assets and Liabilities as of December 31, 2010
Statements of Operations for the period ended December 31, 2010
Statements of Changes in Net Assets for the periods ended December 31, 2010 and 2009
Notes to Financial Statements

Jackson National Life Insurance Company of New York:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2010 and 2009
Consolidated Income Statements for the years ended December 31, 2010, 2009, and 2008
Consolidated Statements of Stockholder's Equity and Comprehensive Income for the years ended
December 31, 2010, 2009, and 2008
Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009, and 2008
Notes to Consolidated Financial Statements

(b) Exhibits

Exhibit              Description
No.

1.
Resolution of Depositor's Board of Directors authorizing the establishment of the Registrant, incorporated herein by reference to the Registrant’s Registration Statement filed on October 3, 1997 (File Nos. 333-37175 and 811-08401).

2.	Not Applicable.

3.
Amended and Restated General Distributor Agreement dated June 1, 2006, incorporated herein by reference to the Registrant's Registration Statement filed on August 10, 2006 (File Nos. 333-136472 and 811-08401).

4.

a.
Specimen of Individual Deferred Variable and Fixed Annuity Contract, incorporated herein by reference to the Registrant’s Registration Statement filed on October 13, 2011 (File Nos. 333-177298 and 811-08401).

b.	Specimen of Individual Deferred Variable Annuity Contract, incorporated herein by reference to the Registrant’s Registration Statement filed on October 13, 2011 (File Nos. 333-177298 and 811-08401).

c.	Specimen of Tax Sheltered Annuity Endorsement, incorporated herein by reference to the Registrant’s Registration Statement filed on August 19, 2004 (File Nos. 333-118370 and 811-08401).

d.	Specimen of Retirement Plan Endorsement, incorporated herein by reference to the Registrant’s Registration Statement filed on August 19, 2004 (File Nos. 333-118370 and 811-08401).

e.	Specimen of Individual Retirement Annuity Endorsement, incorporated herein by reference to the Registrant’s Registration Statement filed on August 19, 2004 (File Nos. 333-118370 and 811-08401).

f.	Specimen of Roth IRA Endorsement, incorporated herein by reference to the Registrant’s Registration Statement filed on August 19, 2004 (File Nos. 333-118370 and 811-08401).

g.	Specimen of Charitable Remainder Trust Endorsement, incorporated herein by reference to the Registrant’s Pre-Effective Amendment filed on December 30, 2004 (File Nos. 333-119659 and 811-08401).

h.
Specimen of the Reduced Administration Charge Endorsement (7536 09/09), incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 39, filed on September 24, 2009 (File Nos. 333-70384 and 811-08401).

i.	Specimen of DOMA Endorsement, incorporated herein by reference to Registrant's Registration Statement filed on July 22, 2011 (File Nos. 333-175721 and 811-08401).

5.	Form of Variable and Fixed Annuity Application (NV650 03/12), attached hereto.

6.

a.	Declaration and Charter of Depositor, incorporated herein by reference to Registrant's to the Registrant’s Registration Statement filed on October 3, 1997 (File Nos. 333-37175 and 811-08401).

b.	By-laws of Depositor, incorporated herein by reference to the Registrant’s Registration Statement filed on October 3, 1997 (File Nos. 333-37175 and 811-08401).

7.	Not Applicable.

8.	Not Applicable.

9.	Opinion and Consent of Counsel, attached hereto.

10.	Consent of Independent Registered Public Accounting Firm, attached hereto.

11.	Not Applicable.

12.	Not Applicable.

Item 25. Directors and Officers of the Depositor

Name and Principal Business Address	Positions and Offices with Depositor

Donald B. Henderson, Jr.	Director
4A Rivermere Apartments
Bronxville, NY 10708

David L. Porteous	Director
20434 Crestview Drive
Reed City, MI 49777

Donald T. DeCarlo	Director
200 Manor Road
Douglaston, New York 11363

Gary H. Torgow	Director
220 West Congress
Detroit, MI 48226-3213

John C. Colpean	Director
1640 Haslett Road, Suite 160
Haslett, MI 48840

Richard David Ash	Vice President, Actuary & Appointed
1 Corporate Way	Actuary
Lansing, MI 48951

Savvas (Steve) Panagiotis Binioris	Vice President
1 Corporate Way
Lansing, MI 48951

Dennis Allen Blue	Vice President
1 Corporate Way
Lansing, MI 48951

Jeffry Ross Borton	Vice President
1 Corporate Way
Lansing, MI 48951

John Howard Brown	Vice President & Director
1 Corporate Way
Lansing, MI 48951

Michael Alan Costello	Vice President, Treasurer & Director
1 Corporate Way
Lansing, MI 48951

Joseph Mark Clark	Senior Vice President, Chief Information Officer & Director
1 Corporate Way
Lansing, MI 48951

James Bradley Croom	Vice President
1 Corporate Way
Lansing, MI 48951

George D. Daggett	Illustration Officer
7601 Technology Way
Denver, CO 80237

Lisa Carol Drake	Senior Vice President & Chief Actuary
1 Corporate Way
Lansing, MI 48951

Phillip Brian Eaves	Vice President
1 Corporate Way
Lansing, MI 48951

Charles Fox Field, Jr.	Vice President
6550 Carothers Pkwy.
Suite 170
Franklin, TN 27067

Dana R. Malesky Flegler	Vice President
1 Corporate Way
Lansing, MI 48951

Julia Anne Goatley	Vice President, Assistant Secretary &
1 Corporate Way	Director
Lansing, MI 48951

Matthew Phillip Gonring	Vice President
300 Innovation Drive
Franklin, TN 37067

John A. Gorgenson, Jr.	Vice President
1 Corporate Way
Lansing, MI 48951

Robert William Hajdu	Vice President
1 Corporate Way
Lansing, MI 48951

Clifford Schuyler Hale, M.D.	Vice President
1 Corporate Way
Lansing, MI 48951

Laura Louise Hanson	Vice President
1 Corporate Way
Lansing, MI 48951

Herald Dean Hosfield	Vice President
1 Corporate Way
Lansing, MI 48951

Clifford James Jack	Executive Vice President,
7601 Technology Way	Head of Retail & Chairman
Denver, CO 80237

Scott Francis Klus	Vice President
1 Corporate Way
Lansing, MI 48951

Everett William Kunzelman	Vice President
1 Corporate Way
Lansing, MI 48951

Herbert George May III	Chief Administrative Officer &
275 Grove St Building	Director
4th floor
Auburndale, MA 02466

Thomas John Meyer	Senior Vice President, General
1 Corporate Way	Counsel, Secretary & Director
Lansing, MI 48951

Keith Richard Moore	Vice President
1 Corporate Way
Lansing, MI 48951

Paul Chad Myers	Executive Vice President & Chief Financial Officer
1 Corporate Way
Lansing, MI 48951

Russell Erwin Peck	Vice President
1 Corporate Way
Lansing, MI 48951

Laura Louene Prieskorn	Senior Vice President & Director
1 Corporate Way
Lansing, MI 48951

Gregory Brandon Salsbury	Vice President
7601 Technology Way
Denver, CO 80237

William Robert Schulz	Vice President
1 Corporate Way
Lansing, MI 48951

Muhammad Sajid Shami	Vice President
1 Corporate Way
Lansing, MI 48951

Kathleen Marie Smith	Vice President
1 Corporate Way
Lansing, MI 48951

James Ronald Sopha	Chief Operating Officer
1 Corporate Way
Lansing, MI 48951

Kenneth Harold Stewart	Senior Vice President
1 Corporate Way
Lansing, MI 48951

Heather Rachelle Strang	Vice President
1 Corporate Way
Lansing, MI 48951

Marcia Lynn Wadsten	Vice President
1 Corporate Way
Lansing, MI 48951

Michael Andrew Wells	President & Chief Executive Officer
300 Innovation Drive
Franklin, TN 37067

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

Company	State of Organization	Control/Ownership
Alcona Funding LLC	Delaware	100% Jackson National Life Insurance Company
Ascent Insurance Brokers Limited	United Kingdom	50% Prudential Property Investment Managers Limited
BOCI – Prudential Asset Management Limited	Hong Kong	36% Prudential Corporation Holdings Limited
BOCI – Prudential Trustee Limited	Hong Kong	36% Prudential Corporation Holdings Limited
Berrien Funding LLC	Delaware	100% Jackson National Life Insurance Company
Brooke LLC	Delaware	77% Prudential (US Holdco2) Limited 23% Brooke (Jersey) Limited
Brooke (Holdco 1) Inc.	Delaware	100% Prudential (US Holdco 3) BV
Brooke Holdings LLC	Delaware	100% Nicole Finance Inc.
Brooke Holdings (UK) Limited	United Kingdom	100% Brooke GP
Brooke Investment, Inc.	Delaware	100% Brooke Holdings LLC
Brooke (Jersey) Limited	Jersey	100% Prudential (US Holdco 2) Limited
Brooke Life Insurance Company	Michigan	100% Brooke Holdings LLC
Brooke UK LLC	Delaware	100% Brooke (Holdco 1) Inc.
Buying Force Limited	United Kingdom	50% Prudential Property Investment Managers Limited
CIMPL Pty Limited	Australia	100% PPM Capital (Holdings) Limited
CITIC Prudential Life Insurance Company Limited	China	50% Prudential Corporation Holdings Limited
CITIC – Prudential Fund Management Company Limited	China	49% Prudential Corporation Holdings Limited
CSU One Limited	United Kingdom	100% Prudential Group Holdings Limited
Calhoun Funding LLC	Delaware	100% Jackson National Life Insurance Company
Calvin Asset Management Limited	England	100% Calvin Capital Limited
Calvin Capital Limited (formerly Marlin Acquisitions Limited)	England	100% Marlin Acquisitions Holdings Limited
Canada Property (Trustee) No 1 Limited	Jersey	100% Canada Property Holdings Limited
Canada Property Holdings Limited	England	100% M&G Limited
Curian Capital, LLC	Michigan	100% Jackson National Life Insurance Company
Curian Clearing LLC	Michigan	100% Jackson National Life Insurance Company
Curian Series Trust	Massachusetts	100% Curian Capital, LLC
Earth and Wind Energias Removables, S.L.	Spain	100% Infracapital E&W B.V.
FA II Limited	England	100% FA III Limited
FA III Limited	England	100% Infracapital Nominees Limited
Falcon Acquisitions Limited	United Kingdom	100% FA II Limited
Falcon Acquisitions Holdings Limited	United Kingdom	100% Infracapital Nominees Limited
First Dakota, Inc.	North Dakota	100% IFC Holdings, Inc.
First Dakota of Montana, Inc.	Montana	100% IFC Holdings, Inc.
First Dakota of New Mexico, Inc.	New Mexico	100% IFC Holdings, Inc.
First Dakota of Texas, Inc.	Texas	100% IFC Holdings, Inc.
First Dakota of Wyoming, Inc.	Wyoming	100% IFC Holdings, Inc.
Furnival Insurance Company Limited	Guernsey	100% Prudential Corporation Holdings Limited
GS Five plc LPH	England	100% Prudential Group Holdings Limited
GS Twenty Two Limited	United Kingdom	100% Prudential Group Holdings Limited
Geoffrey Snushall Limited	United Kingdom	100% Snushalls Team Limited
Giang Vo Development JV Company	Vietnam	65% Prudential Vietnam Assurance Private Limited
Hermitage Management, LLC	Michigan	100% Jackson National Life Company Insurance
Holborn Bars Nominees Limited	United Kingdom	100% M&G Investment Management Limited
Holborn Delaware LLC	Delaware	100% Prudential Four Limited
Holborn Finance Holdco 2	United Kingdom	100% Prudential Group Holdings Limited
Holborn Finance Holding Company	United Kingdom	100% Prudential Securities Limited
Hyde Holdco 1 Limited	United Kingdom	100% Prudential Corporation Holdings Limited
Hyde Holdco 3 Limited	United Kingdom	100% Prudential Capital Holding Company Limited
ICICI Prudential Asset Management Company Limited	India	49% Prudential Corporation Holdings Limited
ICICI Prudential Life Insurance Company Limited	India	25.96% Prudential Corporation Holdings Limited
ICICI Prudential Pension Funds Management Company Ltd.	India	100% ICICI Prudential Life Insurance Company Limited
ICICI Prudential Trust Limited	India	49% Prudential Corporation Holdings Limited
IFC Holdings, Inc. d/b/a INVEST Financial Corporation	Delaware	100% National Planning Holdings Inc.
INVEST Financial Corporation Insurance Agency Inc. of Alabama	Alabama	100% INVEST Financial Corporation Insurance Agency, Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Connecticut	Connecticut	100% INVEST Financial Corporation Insurance Agency, Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Georgia	Georgia	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Illinois	Illinois	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Maryland	Maryland	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Massachusetts	Massachusetts	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Montana	Montana	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Nevada	Nevada	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of New Mexico	New Mexico	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Ohio	Ohio	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Oklahoma	Oklahoma	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of South Carolina	South Carolina	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Texas	Texas	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency Inc. of Wyoming	Wyoming	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
INVEST Financial Corporation Insurance Agency PA of Mississippi	Mississippi	100% INVEST Financial Corporation Insurance Agency Inc. of Delaware
Infracapital CI II Limited	Scotland	100% M&G Limited
Infracapital EF II Limited	Scotland	100% M&G Limited
Infracapital E&W B.V.	Netherlands	100% Infracapital F1 S.a.r.l.
Infracapital Employee Feeder GP Limited	Scotland	100% M&G Limited
Infracapital GP II Limited	England	100% M&G Limited
Infracapital F1 S.a.r.l.	Luxembourg	100% Infracapital F1 Holdings S.a.r.l
Infracapital F1 Holdings S.a.r.l.	Luxembourg	100% Infracapital Nominees Limited
Infracapital GP Limited	United Kingdom	100% M&G Limited
Infracapital Nominees Limited	United Kingdom	100% M&G Limited
Infracapital SLP Limited	United Kingdom	100% M&G Limited
Innisfree M&G PPP LLP	United Kingdom	35% M&G IMPPP1 Limited
Investment Centers of America, Inc.	North Dakota	100% IFC Holdings, Inc.
JNL Investors Series Trust	Massachusetts	100% Jackson National Life Insurance Company
Jackson Investment Management LLC	Michigan	100% Brooke Holdings LLC
Jackson National Asset Management, LLC	Michigan	100% Jackson National Life Insurance Company
Jackson National Life (Bermuda) Ltd.	Bermuda	100% Jackson National Life Insurance Company
Jackson National Life Distributors LLC	Delaware	100% Jackson National Life Insurance Company
Jackson National Life Insurance Company of New York	New York	100% Jackson National Life Insurance Company
JNLI LLC	Delaware	100% Jackson National Life Insurance Company
JNL Series Trust	Massachusetts	Common Law Trust with contractual association with Jackson National Life Insurance Company of New York
JNL Southeast Agency, LLC	Michigan	100% Jackson National Life Insurance Company
JNL Variable Fund LLC	Delaware	100% Jackson National Separate Account – I
M&G (Guernsey) Limited	Guernsey	100% M&G Limited
M&G Financial Services Limited	United Kingdom	100% M&G Limited
M&G Founders 1 Limited	United Kingdom	100% M&G Limited
M&G General Partner Inc.	Cayman Islands	100% M&G Limited
M&G Group Limited	United Kingdom	100% Prudential plc
M&G IMPPP 1 Limited	United Kingdom	100% M&G Limited
M&G International Investments Limited	United Kingdom	100% M&G Limited
M&G International Investments Limited	France (Representative Bureau)	100% M&G International Investments Limited
M&G International Investments Limited	Germany (Branch only)	100% M&G International Investments Limited
M&G International Investments Limited	Italy (Branch only)	100% M&G International Investments Limited
M&G International Investments Limited	Spain (Representative Bureau)	100% M&G International Investments Limited
M&G International Investments Nominees Limited	United Kingdom	100% M&G International Investments Limited
M&G Investment Management Limited	United Kingdom	100% M&G Limited
M&G Life Assurance Company Limited	United Kingdom	100% M&G Limited
M&G Limited	United Kingdom	100% M&G Group Limited
M&G Management Services Limited	United Kingdom	100% M&G Limited
M&G Nominees Limited	United Kingdom	100% M&G Limited
M&G Pensions and Annuity Company Limited	United Kingdom	100% M&G Limited
M&G RED Employee Feeder GP Limited	Scotland	100% M&G Limited
M&G RED GP Limited	Guernsey	100% M&G Limited
M&G RED SLP GP Limited	Scotland	100% M&G Limited
M&G Real Estate Finance 1 Co S.a.r.l	Luxemborg	100% M&G RED GP Limited
M&G Securities Limited	United Kingdom	100% M&G Limited
M&G Support Services Limited	United Kingdom	100% M&G Limited
MM&S (2375) Limited	Scotland	100% The Prudential Assurance Company Limited
Marlin Acquisitions Holdings Limited	United Kingdom	100% Infracapital GP Limited
National Planning Corporation	Delaware	100% National Planning Holdings, Inc.
National Planning Corporation Insurance Agency Inc. of Nevada	Nevada	100% National Planning Corporation
National Planning Holdings, Inc.	Delaware	100% Brooke Holdings LLC
National Planning Insurance Agency Inc.	Alabama	100% National Planning Corporation
National Planning Insurance Agency Inc.	Florida	100% National Planning Corporation
National Planning Insurance Agency Inc.	Georgia	100% National Planning Corporation
National Planning Insurance Agency Inc.	Idaho	100% National Planning Corporation
National Planning Insurance Agency Inc.	Massachusetts	100% National Planning Corporation
National Planning Insurance Agency Inc.	Montana	100% National Planning Corporation
National Planning Insurance Agency Inc.	Oklahoma	100% National Planning Corporation
National Planning Insurance Agency Inc.	Texas	100% National Planning Corporation
National Planning Insurance Agency Inc.	Wyoming	100% National Planning Corporation
Nicole Finance Inc.	Delaware	100% Brooke GP
North Sathorn Holdings Company Limited	Thailand	100% Prudential Corporation Holdings Limited
Nova Sepadu Sdn Bhd	Malaysia	96% Sri Han Suria Sdn Berhad
P&A Holdco Limited	England	100% Prudential Four Limited
P&A Opco Limited	England	100% P&A Holdco Limited
PCA Asset Management Limited	Japan	100% Prudential Corporation Holdings Limited
PCA Asset Management Co. Ltd.	Korea	100% Prudential Corporation Holdings Limited
PCA Life Assurance Company Limited	Taiwan	99.79% Prudential Corporation Holdings Limited
PCA Life Insurance Company Limited (Japan)	Japan	100% Prudential Corporation Holdings Limited
PCA Life Insurance Company Limited (Korea)	Korea	100% Prudential Corporation Holdings Limited
PCA Securities Investment Trust Company Limited	Taiwan	99.54% Prudential Corporation Holdings Limited
PGDS (UK One) Limited	United Kingdom	100% Prudential IP Services Limited
PGDS (UK Two) Limited	United Kingdom	100% PDGS (UK One) Limited
PGDS (US One) LLC	Delaware	100% Jackson National Life Insurance Company
Piedmont Funding LLC	Delaware	100% Jackson National Life Insurance Company
PPEM Pte. Limited	Singapore	100% Prudential Singapore Holdings Pte Limited
PPM America, Inc.	Delaware	100% PPM Holdings, Inc.
PPM America Private Equity Fund LP	Delaware	54.775% Jackson National Life Insurance Company
PPM Capital (Holdings) Limited	United Kingdom	100% M&G Limited
PPM Finance, Inc.	Delaware	100% PPM Holdings, Inc.
PPM Holdings, Inc.	Delaware	100% Brooke Holdings LLC
PPM Ventures (Asia) Limited	Hong Kong	100% PPM Capital (Holdings) Limited
PPM Ventures Pty Limited	Australia	100% CIMPL Pty Limited
PPMC First Nominees Limited	United Kingdom	100% M&G Limited
PPS Five Limited	United Kingdom	100% Reeds Rains Prudential Limited
PPS Nine Limited	United Kingdom	100% Prudential Property Services Limited
PPS Twelve Limited	United Kingdom	100% Prudential Property Services Limited
PT Paja Indonesia	Indonesia	100% PT Prudential Life Assurance
PT Prudential Asset Management	Indonesia	99% Prudential Asset Management
PT Prudential Life Assurance	Indonesia	94.6% Prudential Corporation Holdings Limited
PVM Partnerships Limited	United Kingdom	100% The Prudential Assurance Company Limited
Pacus (UK) Limited	United Kingdom	100% The Prudential Assurance Company Limited
Park Avenue (Singapore Two) Limited	Gibraltar	100% Prudential Group Holdings Limited
Park Avenue Investments (Guernsey) Limited	Guernsey	50% Prudential (Netherlands) BV
Pru Life Assurance Limited	Singapore	100% Prudential Singapore Holdings Pte Limited
Pru Life Insurance Corporation of UK	Philippines	100% Prudential Corporation Holdings Limited
Pru Pte Limited	Singapore	100% Prudential Singapore Holdings Pte Limited
Prudential (A1) Limited	Gibraltar	100% Prudential (Netherlands) BV
Prudential (AN) Limited	United Kingdom	100% The Prudential Assurance Company Limited
Prudential (B1) Limited	Gibraltar	100% Prudential (Netherlands) BV
Prudential (B2) Limited	Gibraltar	100% Prudential (Netherlands) BV
Prudential (B3) Limited	Gibraltar	100% Prudential (Netherlands) BV
Prudential (B4) Limited	Gibraltar	100% Prudential (Netherlands) BV
Prudential (Gibraltar Five) Limited	Gibraltar	100% Prudential (Gibraltar Four) Limited
Prudential (Gibraltar Four) Limited	Gibraltar	100% Prudential (US Holdco 1) Limited
Prudential (Gibraltar Three)	Gibraltar	100% Prudential (Gibraltar Four) Limited
Prudential (Gibraltar Two) S.a.r.l.	Luxembourg	100% Prudential Capital Holding Company Limited
Prudential (Gibraltar) Limited	Gibraltar	100% Prudential Australia One Limited
Prudential (LPH One) Limited	Gibraltar	100% Prudential Group Holdings Limited
Prudential (LPH Two) Limited	Gibraltar	100% Prudential (LPH One) Limited
Prudential (Namibia) Unit Trusts Limited	Namibia	93% Prudential Portfolio Managers (Namibia) (Pty) Limited
Prudential (Netherlands One) Limited	United Kingdom	100% Prudential Group Holdings Limited
Prudential (Netherlands) BV	Netherlands	100% Prudential Corporation Holdings Limited
Prudential (US Holdco 1) BV	Netherlands	100% Prudential (US Holdco 1) Limited
Prudential (US Holdco 1) Limited	United Kingdom	76.72% Brooke LLC 23.28% Prudential Four Limited
Prudential (US Holdco 2) BV	Netherlands	100% Prudential (US Holdco 1) BV
Prudential (US Holdco 2) Limited	Gibraltar	100% Holborn Delaware LLC
Prudential (US Holdco 3) BV	Netherlands	100% Prudential (US Holdco 2) BV
Prudential – AA Office Joint Venture Company	Vietnam	70% Prudential Vietnam Assurance Private Limited
Prudential / M&G UKCF GP Limited	United Kingdom	100% M&G Limited
Prudential Al-Wara’ Asset Management Berhad	Malaysia	100% Prudential Corporation Holdings Limited
Prudential Annuities Limited	United Kingdom	100% The Prudential Assurance Company Limited
Prudential Asset Management (Hong Kong) Limited	Hong Kong	100% Prudential Corporation Holdings Limited
Prudential Asset Management (Singapore) Limited	Singapore	100% Prudential Singapore Holdings Pte Limited
Prudential Asset Management Limited	United Arab Emirates	100% Prudential Corporation Holdings Limited
Prudential Assurance Company Singapore (Pte) Limited	Singapore	100% Prudential Singapore Holdings Pte Limited
Prudential Assurance Malaysia Bhd	Malaysia	100% Sri Han Suria Sdn Berhad
Prudential Assurance Singapore (Property Services) Pte Limited	Singapore	100% Prudential Singapore Holdings Pte Limited
Prudential Atlantic Reinsurance Company Limited	Ireland	100% Prudential Corporation Holdings Limited
Prudential Australia Holdings (UK) Limited	United Kingdom	100% Prudential (Netherlands) BV
Prudential Australia Holdings (UK) Two Limited	United Kingdom	100% Prudential Australia Holdings (UK) Limited
Prudential Australia One Limited	United Kingdom	100% Prudential Corporation Holdings Limited
Prudential BSN Takaful Berhad	Malaysia	49% Prudential Corporation Holdings Limited
Prudential Capital (Singapore) Pte. Ltd. Prudential Tower	Singapore	100% Prudential Capital Holding Company Ltd.
Prudential Capital Holding Company Limited	United Kingdom	100% Prudential plc
Prudential Capital PLC	United Kingdom	100% Prudential Capital Holding Company Limited
Prudential Corporate Pensions Trustee Limited	United Kingdom	100% The Prudential Assurance Company Limited
Prudential Corporation Asia Limited	Hong Kong	100% Prudential Corporation Holdings Limited
Prudential Corporation Australasia Holdings Pty Limited	Australia	100% Prudential Group Holdings Limited
Prudential plc	United Kingdom	Publicly Traded
Prudential Corporation Holdings Limited	United Kingdom	100% Prudential Holdings Limited
Prudential Corporation Limited	United Kingdom	100% Prudential Group Holdings Limited
Prudential Distribution Limited	United Kingdom	100% Prudential Financial Services Limited
Prudential Europe Assurance Holdings plc	Scotland	100% MM&S (2375) Limited
Prudential Finance BV	Netherlands	100% Prudential Corporation Holdings Limited
Prudential Financial Services Limited	United Kingdom	100% Prudential plc
Prudential Five Limited	United Kingdom	100% Prudential Group Holdings Limited
Prudential Four Limited	United Kingdom	97.62% Prudential Corporation Holdings Limited 2.38% Prudential plc
Prudential Fund Management Berhad	Malaysia	100% Nova Sepadu Sdn Bhd
Prudential Fund Management Services Private Limited	Singapore	100% Prudential Singapore Holdings Pte Limited
Prudential GP Limited	Scotland	100% M&G Limited
Prudential General Insurance Hong Kong Limited	Hong Kong	100% The Prudential Assurance Company Limited
Prudential Group Holdings Limited	United Kingdom	100% Prudential plc
Prudential Group Pensions Limited	United Kingdom	100% Prudential Financial Services Limited
Prudential Group Secretarial Services Limited	United Kingdom	100% Prudential Group Holdings Limited
Prudential Health Holdings Limited	United Kingdom	25% The Prudential Assurance Company Limited
Prudential Health Limited	United Kingdom	100% Prudential Health Holdings Limited
Prudential Health Insurance Limited	England	100% Prudential Health Holdings Limited
Prudential Health Services Limited	United Kingdom	100% Prudential Health Holdings Limited
Prudential Holborn Life Limited	United Kingdom	100% The Prudential Assurance Company Limited
Prudential Holdings Limited	Scotland	100% Prudential plc
Prudential Hong Kong Limited	Hong Kong	100% The Prudential Assurance Company Limited
Prudential IP Services Limited	United Kingdom	100% Prudential Corporation Holdings Limited
Prudential International Assurance plc	Ireland	100% Prudential Europe Assurance Holdings plc
Prudential International Management Services Limited	Ireland	100% Prudential Europe Assurance Holdings plc
Prudential Investments (UK) Limited	United Kingdom	100% Prudential Capital Holding Company
Prudential Jersey (No 2) Limited	Jersey	100% Prudential Corporation Holdings Limited
Prudential Jersey Limited	Jersey	100% Prudential Corporation Holdings Limited
Prudential Lalondes Limited	United Kingdom	100% Prudential Property Services Limited
Prudential Life Assurance (Thailand) Public Company Limited	Thailand	42.59% North Sathorn Holdings Company Limited 32.11% Staple Limited 24.82% Prudential Corporation Holdings Limited 0.48% Others
Prudential Lifetime Mortgages Limited	Scotland	100% The Prudential Assurance Company Limited
Prudential Pensions Administration Limited	United Kingdom	100% Prudential Financial Services Limited
Prudential Pensions Limited	United Kingdom	100% The Prudential Assurance Company Limited
Prudential Personal Equity Plans Limited	United Kingdom	100% M&G Limited
Prudential Phoebus Lux S.a.r.l.	Luxembourg	100% Prudential Capital Holding Company Limited
Prudential Portfolio Managers (Namibia) (Pty) Limited	Namibia	75% Prudential Portfolio Managers (South Africa) (Pty) Limited
Prudential Portfolio Managers (South Africa) (Pty) Limited	South Africa	75% M&G Limited
Prudential Portfolio Managers (South Africa) Life Limited	South Africa	99.4% Prudential Portfolio Managers (South Africa) (Pty) Limited
Prudential Portfolio Managers Unit Trusts Limited	South Africa	94% Prudential Portfolio Managers (South Africa) (Pty) Limited
Prudential Process Management Services India Private Limited	India	99.97% Prudential Corporation Holdings Limited 0.03% Prudential UK Services Limited
Prudential Properties Trusty Pty Limited	Australia	100% The Prudential Assurance Company Limited
Prudential Property Investment Management (Singapore) Pte Limited	Singapore	50% Prudential Singapore Holdings Pte Limited 50% PruPIM Ltd
Prudential Property Investment Managers Limited	United Kingdom	100% M&G Limited
Prudential Property Services (Bristol) Limited	United Kingdom	100% Prudential Property Services Limited
Prudential Property Services Limited	United Kingdom	100% Prudential plc
Prudential Protect Limited	United Kingdom	100% Prudential Health Holdings Limited
Prudential Pte Ltd	Singapore	100% Prudential Singapore Holdings Pte Limited
Prudential Quest Limited	United Kingdom	100% Prudential Group Holdings Limited
Prudential Retirement Income Limited	United Kingdom	100% The Prudential Assurance Company Limited
Prudential Securities Limited	United Kingdom	50% Prudential (B1) Limited 50% Prudential (B2) Limited
Prudential Services Asia Sdn Bhd	Malaysia	100% Prudential Corporation Holdings Limited
Prudential Services Limited	United Kingdom	100% Prudential Corporation Holdings Limited
Prudential Services Singapore Pte Limited	Singapore	100% Prudential Singapore Holdings Pte Limited
Prudential Singapore Holdings Pte Limited	Singapore	100% Prudential Corporation Holdings Limited
Prudential Staff Pensions Limited	United Kingdom	100% Prudential Group Holdings Limited
Prudential Trustee Company Limited	United Kingdom	100% M&G Limited
Prudential UK Services Limited	United Kingdom	100% Prudential Financial Services Limited
Prudential Unit Trusts Limited	United Kingdom	100% M&G Limited
Prudential Vietnam Assurance Private Limited	Vietnam	100% Prudential Corporation Holdings Limited
Prudential Vietnam Finance Company Limited	Vietnam	100% Prudential Holborn Life Limited
Prudential Vietnam Fund Management Private Limited Company	Vietnam	100% Prudential Vietnam Assurance Private Limited
Prulink Pte Limited	Singapore	100% Prudential Singapore Holdings Pte Limited
Prutec Limited	United Kingdom	100% The Prudential Assurance Company Limited
Quinner AG	Germany	100% Prudential Corporation Holdings Limited
Reeds Rain Prudential Limited	United Kingdom	100% Prudential Property Services Limited
SII Insurance Agency, Inc.	Massachusetts	100% SII Investments, Inc.
SII Insurance Agency, Inc.	Wisconsin	100% SII Investments, Inc.
SII Investments, Inc.	Wisconsin	100% National Planning Holdings, Inc.
SII Ohio Insurance Agency, Inc.	Ohio	100% SII Investments, Inc.
Scottish Amicable Finance plc	Scotland	100% The Prudential Assurance Company Limited
Scottish Amicable ISA Managers Limited	Scotland	100% The Prudential Assurance Company Limited
Scottish Amicable Life Assurance Society	Scotland	100% The Prudential Assurance Company Limited
Scottish Amicable Life Limited	Scotland	100% The Prudential Assurance Company Limited
Scottish Amicable PEP and ISA Nominees Limited	Scotland	100% Scottish Amicable Life Assurance Society
Snushalls Team Limited	United Kingdom	100% Prudential Property Services Limited
Squire Reassurance Company LLC	Michigan	100% Jackson National Life Insurance Company
Squire Capital I LLC	Michigan	100% Jackson National Life Insurance Company
Squire Capital II LLC	Michigan	100% Jackson National Life Insurance Company
Sri Han Suria Sdn Berhad	Malaysia	51% Prudential Corporation Holdings Limited
Stableview Limited	United Kingdom	100% M&G Limited
Staple Limited	Thailand	100% Prudential Corporation Holdings Limited
Staple Nominees Limited	United Kingdom	100% Prudential Personal Equity Plans Limited
The First British Fixed Trust Company Limited	United Kingdom	100% M&G Limited
The Forum, Solent, Management Company Limited	United Kingdom	100% The Prudential Assurance Company Limited
The Prudential Assurance Company Limited	United Kingdom	100% Prudential plc
True Prospect Limited	British Virgin Islands	100% Prudential Corporation Holdings Limited
Wharfedale Acquisitions Limited	United Kingdom	100% Wharfedale Acquisitions Subholdings Limited
Wharfedale Acquisitions Holdings Limited	United Kingdom	100% Infracapital Nominees Limited
Wharfedale Acquisitions Subholdings Limited	United Kingdom	100% Wharfedale Acquisitions Holdings Limited
Yeslink Interco Limited	United Kingdom	100% Prudential Group Holdings Limited
Zelda Acquisitions Holdings Limited	United Kingdom	100% Infracapital Nominees Limited
Zelda Acquisitions Limited	United Kingdom	100% Zelda Acquisitions Holdings Limited

Item 27. Number of Contract Owners.

Not applicable at this time.

Item 28. Indemnification

Provision is made in the Company's By-Laws for indemnification by the Company of any person made or threatened to be made a party to an action or proceeding, whether civil or criminal by reason of the fact that he or she is or was a director, officer or employee of the Company or then serves or has served any other corporation in any capacity at the request of the Company, against expenses, judgments, fines and amounts paid in settlement to the full extent that officers and directors are permitted to be  indemnified  by the laws of the State of New York.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities  (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

(a)           Jackson National Life Distributors LLC acts as general distributor for the JNLNY Separate Account I. Jackson National Life Distributors LLC also acts as general distributor for the Jackson National Separate Account - I, the Jackson National Separate Account III, the Jackson National Separate Account IV, the Jackson National Separate Account V, the JNLNY Separate Account II, and the JNLNY Separate Account IV.

(b)           Directors and Officers of Jackson National Life Distributors LLC:

Name and Business Address	Positions and Offices with Underwriter

Greg Cicotte	Manager, President & Chief Executive Officer
7601 Technology Way
Denver, CO 80237

Clifford J. Jack	Manager
7601 Technology Way
Denver, CO 80237

Thomas J. Meyer	Manager & Secretary
1 Corporate Way
Lansing, MI 48951

Paul Chad Myers	Manager
1 Corporate Way
Lansing, MI 48951

Stephen M. Ash	Vice President
7601 Technology Way
Denver, CO 80237

Pamela Aurbach	Vice President
7601 Technology Way
Denver, CO 80237

Jeffrey Bain	Vice President
7601 Technology Way
Denver, CO 80237

Brad Baker	Vice President
7601 Technology Way
Denver, CO 80237

Lawrence Barredo	Assistant Vice President
7601 Technology Way
Denver, CO 80237

Mercedes Biretto	Vice President
7601 Technology Way
Denver, CO 80237

James Bossert	Senior Vice President
7601 Technology Way
Denver, CO 80237

J. Edward Branstetter, Jr.	Assistant Vice President
7601 Technology Way
Denver, CO 80237

Kristina Brendlinger	Assistant Vice President
7601 Technology Way
Denver, CO 80237

Tori Bullen	Senior Vice President
210 Interstate North Parkway
Suite 401
Atlanta, GA 30339-2120

Bill J. Burrow	Senior Vice President
7601 Technology Way
Denver, CO 80237

Michelle L. Carroll	Assistant Vice President
7601 Technology Way
Denver, CO 80237

Maura Collins	Executive Vice President, Chief Financial Officer & FinOP
7601 Technology Way
Denver, CO 80237

Christopher Cord	Assistant Vice President
7601 Technology Way
Denver, CO 80237

George Daggett	Assistant Vice President
7601 Technology Way
Denver, CO 80237

Paul Fitzgerald	Senior Vice President
7601 Technology Way
Denver, CO 80237

Julia A. Goatley	Assistant Secretary
1 Corporate Way
Lansing, MI 48951

Luis Gomez	Vice President
7601 Technology Way
Denver, CO 80237

Kevin Grant	Senior Vice President
7601 Technology Way
Denver, CO 80237

Bonnie Howe	Vice President & General Counsel
7601 Technology Way
Denver, CO 80237

Thomas Hurley	Senior Vice President
7601 Technology Way
Denver, CO 80237

Mark Jones	Vice President
7601 Technology Way
Denver, CO 80237

John Koehler	Vice President
7601 Technology Way
Denver, CO 80237

Doug Mantelli	Vice President
7601 Technology Way
Denver, CO 80237

James McCorkle	Vice President
7601 Technology Way
Denver, CO 80237

Tamu McCreary	Assistant Vice President
7601 Technology Way
Denver, CO 80237

Brook Meyer	Vice President
1 Corporate Way
Lansing, MI 48951

Jack Mishler	Senior Vice President
7601 Technology Way
Denver, CO 80237

Diane Montana	Assistant Vice President
7601 Technology Way
Denver, CO 80237

Steven O’Connor	Assistant Vice President
7601 Technology Way
Denver, CO 80237

Eric Palumbo	Vice President
7601 Technology Way
Denver, CO 80237

Allison Pearson	Assistant Vice President
7601 Technology Way
Denver, CO 80237

Jeremy D. Rafferty	Vice President
7601 Technology Way
Denver, CO 80237

Alison Reed	Senior Vice President
7601 Technology Way
Denver, CO 80237

Traci Reiter	Assistant Vice President
7601 Technology Way
Denver, CO 80237

Scott Romine	Executive Vice President, National Sales Manager
7601 Technology Way
Denver, CO 80237

Gregory B. Salsbury	Executive Vice President, Distribution
7601 Technology Way
Denver, CO 80237

Marilynn Scherer	Vice President
7601 Technology Way
Denver, CO 80237

Kathleen Schofield	Vice President
7601 Technology Way
Denver, CO 80237

Barbara Logsdon Smith	Vice President
7601 Technology Way
Denver, CO 80237

Daniel Starishevsky	Senior Vice President
7601 Technology Way
Denver, CO 80237

Brian Sward	Vice President
7601 Technology Way
Denver, CO 80237

Jeremy Swartz	Vice President
7601 Technology Way
Denver, CO 80237

Robin Tallman	Vice President & Controller
7601 Technology Way
Denver, CO 80237

Daniel W. Thomas	Vice President
7601 Technology Way
Denver, CO 80237

Doug Townsend	Executive Vice President, Operations
7601 Technology Way
Denver, CO 80237

Brad Whiting	Vice President
7601 Technology Way
Denver, CO 80237

Matt Witulski	Assistant Vice President
7601 Technology Way
Denver, CO 80237

Daniel Wright	Vice President & Chief Compliance Officer
7601 Technology Way
Denver, CO 80237

Phil Wright	Vice President
7601 Technology Way
Denver, CO 80237

Matthew Yellott	Assistant Vice President
7601 Technology Way
Denver, CO 80237

(c)

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation
Jackson National Life Distributors LLC	Not Applicable	Not Applicable	Not Applicable	Not Applicable

Item. 30. Location of Accounts and Records

Jackson National Life Insurance Company
1 Corporate Way
Lansing, Michigan 48951

Jackson National Life Insurance Company
Institutional Marketing Group Service Center
1 Corporate Way
Lansing, Michigan 48951

Jackson National Life Insurance Company
7601 Technology Way
Denver, Colorado 80237

Jackson National Life Insurance Company
225 West Wacker Drive, Suite 1200
Chicago, IL  60606

Item. 31. Management Services

Not Applicable.

Item. 32. Undertakings and Representations

a)
Jackson National Life Insurance Company of New York hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

b)
Jackson National Life Insurance Company of New York hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

c)
Jackson National Life Insurance Company of New York hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

d)
Jackson National Life Insurance Company of New York represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Jackson National Life Insurance Company of New York.

e)
The Registrant hereby represents that any contract offered by the prospectus and which is issued pursuant to Section 403(b) of the Internal Revenue Code of 1986 as amended, is issued by the Registrant in reliance upon, and in compliance with, the Securities and Exchange Commission's industry-wide no-action letter to the American Council of Life Insurance (publicly available November 28, 1988) which permits withdrawal restrictions to the extent necessary to comply with IRS Section 403(b)(11).

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf, in the City of Lansing, and State of Michigan, on this 20th day of December, 2011.

JNLNY Separate Account I
(Registrant)

Jackson National Life Insurance Company of New York

By:  /s/ Thomas J. Meyer
Thomas J. Meyer
Senior Vice President, General Counsel
and Secretary

Jackson National Life Insurance Company of New York
(Depositor)

By:  /s/ Thomas J. Meyer
Thomas J. Meyer
Senior Vice President, General Counsel
and Secretary

As required by the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

*
/s/ Thomas J. Meyer	December 20, 2011
Michael A. Wells, President and
Chief Executive Officer

*
/s/ Thomas J. Meyer	December 20, 2011
James R. Sopha, Chief Operating Officer

*
/s/ Thomas J. Meyer	December 20, 2011
Clifford J. Jack, Executive Vice President,
Head of Retail & Chairman

*
/s/ Thomas J. Meyer	December 20, 2011
P. Chad Myers, Executive Vice President, and Chief Financial Officer

*
/s/ Thomas J. Meyer	December 20, 2011
Herbert G. May III, Chief Administrative Officer and Director

*
/s/ Thomas J. Meyer	December 20, 2011
Joseph M. Clark, Senior Vice President, Chief Information Officer and Director

/s/ Thomas J. Meyer	December 20, 2011
Thomas J. Meyer, Senior Vice President, General Counsel, Secretary and Director

*
/s/ Thomas J. Meyer	December 20, 2011
Laura L. Prieskorn, Senior Vice President and
Director

*
/s/ Thomas J. Meyer	December 20, 2011
John H. Brown, Vice President and Director

*
/s/ Thomas J. Meyer	December 20, 2011
Michael A. Costello, Vice President, Director
and Treasurer

*
/s/ Thomas J. Meyer	December 20, 2011
Julia A. Goatley, Vice President,
Assistant Secretary and Director

*
/s/ Thomas J. Meyer	December 20, 2011
Donald B. Henderson, Jr., Director

*
/s/ Thomas J. Meyer	December 20, 2011
David L. Porteous, Director

*
/s/ Thomas J. Meyer	December 20, 2011
Donald T. DeCarlo, Director

*
/s/ Thomas J. Meyer	December 20, 2011
Gary H. Torgow, Director

*
/s/ Thomas J. Meyer	December 20, 2011
John C. Colpean, Director

* Thomas J. Meyer, Senior Vice President,
General Counsel, Secretary and Attorney-in-Fact
pursuant to Power of Attorney effective
October 28, 2011

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned as directors and/or officers of JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK (the “Depositor”), a New York corporation, hereby appoint Michael A. Wells, P. Chad Myers, Thomas J. Meyer, Patrick W. Garcy, Susan S. Rhee and Anthony L. Dowling (each with power to act without the others) his/her attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his/her name, place and stead, in any and all capacities, to sign applications and registration statements, and any and all amendments, with power to affix the corporate seal and to attest it, and to file the applications, registration statements, and amendments, with all exhibits and requirements, in accordance with the Securities Act of 1933, the Securities and Exchange Act of 1934, and/or the Investment Company Act of 1940.  This Power of Attorney concerns JNLNY Separate Account I (File Nos. 333-37175, 333-48822, 333-70384, 333-81266, 333-118370, 333-119659, 333-137485, 333-163323, 333-172873, 333-175720,  333-175721, and 333-177298), JNLNY Separate Account II (File No. 333-86933), and JNLNY Separate Account IV (File Nos. 333-109762 and 333-118132), as well as any future separate account(s) and/or future file number(s) within any separate account(s) that the Depositor establishes through which securities, particularly variable annuity contracts and variable universal life insurance policies, are to be offered for sale.  The undersigned grant to each attorney-in-fact and agent full authority to take all necessary actions to effectuate the above as fully, to all intents and purposes, as he/she could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.  This instrument may be executed in one or more counterparts.

IN WITNESS WHEREOF, the undersigned have executed this Power of Attorney effective as of the 28 day of October, 2011.

/s/ MICHAEL A. WELLS
______________________________________________
Michael A. Wells, President and Chief Executive Officer

/s/ JAMES R. SOPHA
______________________________________________
James R. Sopha, Chief Operating Officer

/s/ CLIFFORD J. JACK
______________________________________________
Clifford J. Jack, Executive Vice President, Head of Retail
and Chairman

/s/ P. CHAD MYERS
______________________________________________
P. Chad Myers, Executive Vice President
and Chief Financial Officer

/s/ HERBERT G. MAY III
______________________________________________
Herbert G. May III, Chief Administrative Office
and Director

/s/ JOSEPH M. CLARK
______________________________________________
Joseph M. Clark, Senior Vice president, Chief
Information Officer and Director

/s/ THOMAS J. MEYER
______________________________________________
Thomas J. Meyer, Senior Vice President, General
Counsel, Secretary and Director

/s/ LAURAL L. PRIESKORN
______________________________________________
Laura L. Prieskorn, Senior Vice President and Director

/s/ JOHN H. BROWN
______________________________________________
John H. Brown, Vice President and Director

/s/ MICHAEL A. COSTELLO
______________________________________________
Michael A. Costello, Vice President, Treasurer
and Director

/s/ JULIA A. GOATLEY
______________________________________________
Julia A. Goatley, Vice President, Assistant Secretary
and Director

/s/ DONALD B. HENDERSON, JR.
______________________________________________
Donald B. Henderson, Jr., Director

/s/ DAVID L. PORTEOUS
______________________________________________
David L. Porteous, Director

/s/ DONALD T. DECARLO
______________________________________________
Donald T. DeCarlo, Director

/s/ GARY H. TORGOW
______________________________________________
Gary H. Torgow
Director

/s/ JOHN C. COLPEAN
______________________________________________
John C. Colpean
Director

EXHIBIT LIST

Exhibit No.                      Description

5.	Form of Variable and Fixed Annuity Application.

9.	Opinion and Consent of Counsel.

10.	Consent of Independent Registered Public Accounting Firm.